Form 20-F
period 2014-06-30
Moko Social Media Ltd
filed 2014-10-31
CIK 1496371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014______________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number 001-36488

MOKO Social Media Limited

(Exact name of the Registrant as specified in its charter)

Australia

(Jurisdiction of incorporation or organization)

320 King Street

Alexandria, VA 22314

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

American Depositary Shares

Ordinary Shares*

Name of each exchange on which registered

The NASDAQ Stock Market LLC

The NASDAQ Stock Market LLC*

* Not for trading, but only in connection with the listing of the American Depositary Shares on The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

On June 30, 2014, the registrant had 552,853,091 ordinary shares outstanding. As of October 30, 2014, the number of outstanding ordinary shares was 600,557,003.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), references to:

•	“we,” “MOKO,” “us,” “our,” “the Company,” or “our company” are to MOKO Social Media Ltd, including its subsidiaries;

•	“ordinary shares” are to our ordinary shares, no par value;

•	“ADSs” or “American Depositary Shares” are to our American Depositary Shares each representing forty ordinary shares;

•	“ASX” are to the Australian Stock Exchange or ASX; and

•	“NASDAQ” are to the Nasdaq Global Market.

In this Annual Report on Form 20-F, references to “Australia” are to the Commonwealth of Australia. References to “$,” “USD,” “dollars,” “USD$” or “U.S. dollars” are to the legal currency of the United States and references to “A$,” or “Australian Dollars” are to the legal currency of Australia.

Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report on Form 20-F, all translations from Australian dollars to U.S. dollars are based on the noon buying rate of A$1.00 per $0.9427 in the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2014. No representation is made that Australian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2014 and 2013 included elsewhere in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. Our fiscal quarters end on September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

We also refer in various places within this Annual Report on Form 20-F to “EBITDA,” which is a non-IFRS measure and is more fully explained in the section titled “Non-IFRS Financial Measure” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our ability to protect our intellectual property rights;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

i

•	our planned use of proceeds; and

•	governmental policies regarding our industry.

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings ‘‘Risk Factors’’, ‘‘Operating and Financial Review and Prospects,’’ ‘‘Information on our Company” and elsewhere in this Annual Report, including, among other things:

•	failure of our new products to attract a sufficient number of social groups to our mobile platforms;

•	failure of advertisers to use us to reach their target audience even if our mobile social platforms are widely adopted by user groups;

•	risks relating to generating almost all of our revenue from advertising;

•	our incurrence of net losses since our inception and our anticipation that we will continue to incur net losses in the future;

•	our ability to continue as a going concern;

•	failure to maintain the resources and expertise necessary to keep up with the latest technologies in the industries in which we operate;

•	dependence on the continued and unimpeded access to our products and services on the Internet by our partner’s users and advertisers;

•	failure to identify suitable targets, acquire them on acceptable terms or successfully integrate them in accordance with our business strategy of making acquisitions;

•	reliance on computer software and hardware systems to manage our operations;

•	our business being subject to complex and evolving laws, regulations and self-regulatory principles and frameworks internationally;

•	privacy concerns relating to our products and services which could damage our reputation and deter current and potential users and advertisers from using our products; and

•	our need for additional capital and whether we may be able to obtain it on acceptable terms, or at all.

These risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States and Australia, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not required.

B.	Advisers

Not required.

C.	Auditors

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following selected financial data should be read in conjunction with Item 5 - the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Fiscal Year Ended June 30
	2014		2013	2012
	A$	USD$	A$	A$
Statement of Profit or Loss Data
Revenue from continuing operations	8,228,151	7,756,678	6,020,593	1,722,484
Other income and revenue	386,998	364,823	8,813	62,627
Fair value gain on deferred consideration	383,933	361,934	1,829,653	-
Expenses	(23,649,446)	(22,294,333)	(13,560,947)	(6,234,297)
Loss before income tax expense from continuing operations	(14,650,364)	(13,810,898)	(5,701,888)	(4,449,186)
Income tax benefit	1,053,905	993,516	990,594	565,849
Loss after income tax benefit from continuing operations	(13,596,459)	(12,817,382)	(4,711,294)	(3,883,337)
(Loss)/profit after income tax benefit from discontinued operations	-	-	(1,566,785)	1,451,091
Loss after income tax for the year	(13,596,459)	(12,817,382)	(6,278,079)	(2,432,246)
Other comprehensive income:
Exchange differences on translation of foreign operations	(244,676)	(230,656)	853,663	-
Total comprehensive loss for the year	(13,841,135)	(13,048,038)	(5,424,416)	(2,432,246)
Total comprehensive loss for the year is attributable to:
Continuing operations	(13,841,135)	(13,048,038)	(3,857,631)	(3,883,337)
Discontinued operations	-	-	(1,566,785)	1,451,091
Owners of MOKO Social Media Limited	(13,472,361)	(12,700,395)	(5,424,416)	(2,432,246)
Loss attributable to:
Owners of the Company	(13,472,361)	(12,700,395)	(6,278,079)	(2,432,246)
Non-controlling interests	(124,098)	(116,987)	-	-
Total comprehensive loss attributable to:
Owners of the Company	(13,717,037)	(12,931,051)	(5,424,416)	(2,432,246)
Non-controlling interests	(124,098)	(116,987)	-	-

Earnings per share from continuing operations attributable to the owners of MOKO Social Media Limited:
Basic / Diluted EPS	(2.85)	(2.69)	(1.54)	(3.00)

	As of June 30
	2014		2013	2012
	A$	USD$	A$	A$
Statement of Financial Position Data
Current assets:
Cash and cash equivalents	9,878,011	9,312,001	2,519,186	1,573,783
Trade and other receivables	784,872	739,899	823,898	2,677,021
Other current assets	441,696	416,387	153,236	341,718
Total current assets	11,104,579	10,468,287	3,496,320	4,592,522
Non-current assets
Property, plant and equipment	87,726	82,699	72,662	793,339
Intangibles	3,613,433	3,406,383	4,410,248	974,681
Deferred tax assets	427,719	403,211	-	-
Total non-current assets	4,128,878	3,892,293	4,482,910	1,768,020
Total assets	15,233,457	14,360,580	7,979,230	6,360,542

Current liabilities
Deferred consideration	-	-	1,430,252	-
Trade and other payables	2,563,611	2,416,716	1,814,544	2,141,895
Borrowings	-	-	1,136,390	-
Employee benefits	276,920	261,052	134,048	207,054
Provisions	-	-	264,912	-
Income tax provision	740,880	698,428	279,808	-
Total current liabilities	3,581,411	3,376,196	5,059,954	2,348,949
Non-current liabilities
Employee benefits	35,348	33,323	45,904	29,714
Deferred tax liability	-	-	-	89,750
Total non-current liabilities	35,348	33,323	45,904	119,464
Total liabilities	3,616,759	3,409,519	5,105,858	2,468,413
Net assets	11,616,698	10,951,061	2,873,372	3,892,129
Equity
Issued capital	41,679,662	39,291,417	24,656,473	20,685,557
Reserves	8,990,804	8,475,631	3,674,208	2,385,802
Accumulated losses	(38,929,670)	(36,699,000)	(25,457,309)	(19,179,230)
Non-controlling interest	(124,098)	(116,987)	-	-
Total equity	11,616,698	10,951,061	2,873,372	3,892,129

The total outstanding ordinary shares at June 30, 2014, is 552,853,091 (2013: 374,873,050).

The total Performance Shares outstanding at June 30, 2014, is 20,000,000 (2013: nil).

The following table sets forth information concerning exchange rates between the Australian dollar and the U.S. dollar for the periods indicated based on the noon buying rate in the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. As of September 30, 2014, the noon buying rate was A$0.8737 per $1.00.

	A$ Per USD$
Year Ended	High	Low
June 30, 2010	0.9359	0.7751
June 30, 2011	1.0803	0.8380
June 30, 2012	1.1026	0.9453
June 30, 2013	1.0573	0.9165
June 30, 2014	0.9705	0.8715
Month Ended
April 2014	0.9424	0.9219
May 2014	0.9382	0.9257
June 2014	0.9430	0.9250
July 2014	0.9488	0.9301
August 2014	0.9352	0.9263
September 2014	0.9376	0.8737

B.	Capitalization and Indebtedness

Not required.

C .	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

Risks Related to Our Business

Our limited operating history may not serve as an adequate basis to predict our future prospects and results of operations.

Our current level of operations did not develop until early 2013. As a result, our operating history is limited and, accordingly, the revenue and income potential of our business and markets are unproven. Our historical operating results do not provide a meaningful basis for evaluating our business, financial performance and prospects, particularly in view of the fact that the last two years of operations were of businesses that have since ceased operations or been sold to other companies.

We also face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	develop new customers or new business from existing customers;

•	expand the technical sophistication of the products and services we offer;

•	respond effectively to competitive pressures; and

•	attract and retain qualified management and employees.

We may not meet internal or external expectations regarding our future performance. If we are not successful in addressing these risks and uncertainties, our business, operating results and financial condition may be materially adversely affected.

Our new products could fail to attract a sufficient number of social groups to our mobile platforms and we may not be able to retain organizations that are attracted to our platforms.

In order to create a meaningful level of activity in our target social groups, we need to attract and retain large user groups interested in our mobile social applications. Our ability to convince these social groups to adopt our mobile platform will depend in part on our ability to create successful new products and services. We may also introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience, which could affect users continued use of the products we develop. For example, in 2013, we began to develop REC*IT, a mobile application that includes a variety of social features and tools including the ability to register for team activities, check schedules, player standings, scores and individual performances and post photos and other content related to collegiate intramural sports. There can be no assurance that we will continue to identify and partner with social groups of the size and demographics that may be attractive to potential advertising customers. Even if we are able to attract groups and organizations to our platform, there can be no assurance that they will continue to use our platform, which would materially and adversely affect our financial condition, results of operations and prospects.

Even if our mobile social platforms are widely adopted by user groups, advertisers may determine not to use us to reach their target audience, which would adversely affect our financial condition, results of operations and prospects.

Our ability to achieve profitability is dependent upon the aggregation of significant numbers of users of our mobile social platforms and the attractiveness of the market they represent to advertisers. Our business model involves our development of mobile social platforms for user groups that we provide to the groups at no cost in exchange for the right to include advertisements in the content hosted on our platform. If our new or enhanced products or services fail to engage the targeted social groups, or we fail to attract or retain sufficient mobile communities to generate sufficient interest with potential advertising customers, we may not generate the revenue or operating profit to justify our investments, and our business, operating results and prospects could be materially adversely affected. In the future, we may invest in new products, services and initiatives to generate revenue or profit, but there is no guarantee these approaches will be successful.

We expect to generate almost all of our revenue from advertising. The inability to attract advertisers, or a general reduction in spending by advertisers, would harm our business and prospects.

We expect to generate almost all of our revenue from third parties advertising on our platforms. As is typical in our industry, we do not expect that we will have long-term commitments from advertisers, and our advertisers will spend only a relatively small portion of their advertising budget with us. If our platforms do not deliver ads in an effective manner, advertisers will not do business with us or will not be willing to pay the rates we anticipate, which would harm our business and prospects. Our ability to generate advertising revenue also could be adversely affected by numerous other factors, including:

•	our inability to attract communities who desire to partner with us;

•	lower than expected engagement by members of the communities with whom we partner;

•	our ability to effectively manage advertising inventory for platforms we develop;

•	the emergence of new competitors in our industry or our inability to effectively compete with existing competitors;

•	adverse legal developments relating to mobile advertising, including legislative and regulatory developments and developments in litigation;

•	adverse media reports or other negative publicity involving us, our partners, or other companies in our industry;

•	changes in the way online advertising is priced;

•	the impact of new technologies that could block or obscure the display of ads we place; and

•	the impact of macroeconomic conditions and conditions in the advertising industry generally.

Our legacy operations incurred net losses since their respective inceptions and we anticipate that we will continue to incur net losses in the future.

Substantially all of our revenue to date has been derived from the provision of mobile content product and services from businesses we no longer operate and which historically incurred net losses. We incurred losses from continuing operations of A$13.6 million ($12.8 million), and A$4.7 million for the fiscal years ended June 30, 2014 and June 30, 2013, respectively. From our inception in 2004 through June 30, 2014, we have aggregate accumulated losses of A$38.9 million ($36.7 million). We expect our losses to continue as a result of ongoing project development, increased selling, marketing and corporate support costs. These losses have decreased our working capital, total assets and shareholders’ equity. Because of the risks and uncertainties associated with our recent strategic focus on customized mobile social advertising development and the related commercialization efforts, we are unable to predict whether or not we will become profitable, and if so, when.

User growth and engagement depend upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control.

We plan to make our products available across a variety of operating systems and through websites. We will be dependent on the interoperability of our products with popular devices, mobile operating systems and web browsers that we do not control, such as Mac OS, Windows, Android, iOS, Chrome and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of our products and services or give preferential treatment to competitive products could adversely affect usage of our products. Further, if the number of platforms for which we develop our product expands, it is likely to result in an increase in our operating expenses. In order to deliver high quality products, it is important that our products work well with a range of operating systems, networks, devices, web browsers and standards that we do not control. In addition, because our users access our products and services through mobile devices, we are particularly dependent on the interoperability of our products and services with mobile devices and operating systems. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for our users to access and use our products and services on their mobile devices, our user growth and engagement could be harmed, and our business and operating results could be materially adversely affected.

Our failure to maintain the resources and expertise necessary to keep up with the latest technologies in the industries in which we operate could have a material adverse effect on our business and results of operations.

The social media industry is characterized by continuing rapid technological advancement, changes in customer requirements, and evolving product standards. Accordingly, we devote a substantial amount of resources to product development. To compete successfully, we must develop and market new products that provide increasingly higher levels of performance and reliability. Product development is highly uncertain and we cannot guarantee that we will successfully develop new products. Our inability to develop and market these products or to achieve customer acceptance of these products could limit our ability to compete in the market or to grow revenues at satisfactory rates of growth.

If the design, manufacturing or marketing of a product offering is not successful and we must allocate more resources to ensure the product’s success, it could lower the profitability of the product or affect customer perception as to the quality of the products we offer.

Our business depends on continued and unimpeded access to our products and services on the Internet by our partner’s users and advertisers. If we or partners or the users experience disruptions in Internet service or if Internet service providers are able to block, degrade or charge for access to our products and services, we could incur additional expenses and the possible loss of users and advertisers.

We depend on the ability of our users and advertisers to access the Internet. Currently, this access is provided by companies that have significant market power in the Internet access marketplace, including incumbent mobile communications companies, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and materially adversely affect our operating results. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As the Internet continues to experience growth in the number of users, frequency of use and amount of data transmitted, the Internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the Internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our operating results.

Our business strategy contemplates additional acquisitions and continued integration, and we may fail to identify suitable targets, acquire them on acceptable terms or successfully integrate them.

We intend to enhance the profitability of our business by applying our integration strategy to a larger asset base and, towards that end, we need to identify suitable targets that would fit into our operations, acquire them on acceptable terms and successfully integrate them.

The acquisition and integration of new companies pose significant risks to our existing operations, including:

•	additional demands placed on our senior management, who are also responsible for managing our existing operations;

•	increased overall operating complexity of our business, requiring greater personnel and other resources;

•	significant, initial cash expenditures to integrate new acquisitions; and

•	incurrence of debt to finance acquisitions and higher debt service costs related thereto.

Moreover, despite our conducting the appropriate pre-acquisition inquiries and due diligence reviews, the successful integration of new businesses may also be difficult for a variety of reasons, including differing culture or management styles, poor records or internal controls and inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins. Acquisitions also could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings.

We rely on computer software and hardware systems to manage our operations, the failure of which could adversely affect our business, financial condition and results of operations.

We are dependent upon sophisticated computer software and hardware systems to support our network and manage and monitor programs on the network and currently rely in large part on commercial providers for both system capacity and network maintenance. In addition, we rely on this computer hardware for the storage, delivery and transmission of the data on our network. Any loss of such services or system failure which interrupts the input, retrieval and transmission of data or increases the service time could disrupt our normal operation. Any failure in this computer software or the related hardware systems could decrease our revenues and harm our relationships with suppliers and customers, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to complex and evolving laws, regulations and self-regulatory principles and frameworks internationally. These laws, regulations and self-regulatory principles and frameworks are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement or ad engagement, or otherwise harm our business.

We are subject to a variety of laws, regulations and self-regulatory principles and frameworks in Australia, the United States and other jurisdictions in which we currently or will operate that involve matters central to our business, including privacy, data security, advertising, rights of publicity, data protection, content regulation, intellectual property, competition, protection of minors, consumer protection and taxation.

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. The introduction of new products, services or features may subject us to additional laws and regulations as well as self-regulatory frameworks, principles and industry guidelines. In addition, foreign data protection, privacy, consumer protection, content regulation and other laws and regulations of various applicable jurisdictions are often more restrictive than those in Australia and the United States. In particular, the European Union and its member states traditionally have taken broader views as to types of data that are subject to privacy and data protection, and have imposed greater legal obligations on companies in this regard. A number of proposals are pending before federal, state and foreign legislative and regulatory bodies that could significantly and adversely affect our business. For example, a regulation relating to the 1995 European Union Data Protection Directive is currently being considered by European legislative bodies that may affect companies who are not based in Europe but provides services to European citizens, and could include more stringent operational requirements for entities processing personal information of EU citizens and significant penalties for non-compliance. Similarly, there have been a number of recent legislative proposals in the United States, at both the federal and state level, that would impose new obligations in areas such as privacy, online and mobile tracking and geolocation, mobile applications, services provided to children and liability for copyright infringement by third parties. In particular, the U.S. government, including the Federal Trade Commission, and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning user behavior on the Internet, including regulation aimed at restricting certain online tracking and targeted advertising practices. Additionally, recent amendments to U.S. patent laws may affect the ability of companies, including us, to protect their innovations and defend against claims of patent infringement. We currently allow use of our platform without the collection of extensive personal information. We may expand our collection of personal information, which may subject us to additional regulation and increase our exposure to security incidents. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with and adverse to our current practices. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

User trust regarding privacy is important to the growth of users and the increase in user engagement on our partners’ platforms, and privacy concerns relating to our products and services could damage our reputation and deter current and potential users and advertisers from using our products.

From time to time, concerns have been expressed by governments, regulators and others about whether products, services or practices similar to ours compromise the privacy of users and others. Concerns about governmental or regulatory actions involving our practices or practices in our industry generally with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose partners, users and advertisers and materially and adversely affect our operating results. Any failure or perceived failure by us to comply with data protection laws and regulations or privacy policies may result in inquiries and other proceedings or actions being threatened or taken against us by governments, regulators or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose partners, users and advertisers, which could have a materially adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or advertisers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer, increase the size of our user base and operate in more countries.

Governments and regulators around the world are considering a number of legislative and regulatory proposals concerning data protection. In addition, the interpretation and application of consumer and data protection laws or regulations in Australia, the United States, Europe and elsewhere are often uncertain and in flux, and in some cases, laws or regulations in one country are inconsistent with, or contrary to, those of another country. It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices in the applicable jurisdiction, which could have a material adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change or even terminate our business practices, at least in the applicable jurisdiction, in a manner materially adverse to our business.

We are likely to need additional capital and we may not be able to obtain it at acceptable terms, or at all, which could adversely affect our liquidity and financial position.

We are likely to need additional cash resources due to changed business conditions or other future developments. If we need these resources to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of our company and other companies which operate in our industries;

•	conditions of the U.S. capital and debt markets and other capital and debt markets in which we may seek to raise funds;

•	our future results of operations, financial condition, cash flow and actual or forecasted profitability.

Future issuances of ordinary shares may cause a dilution in your shareholding or place restrictions on our operations.

If we successfully raise additional capital, your shareholding may be diluted or we may have significant restrictions placed on our operations. Any capital raised through issuance of new equity or equity-linked securities may cause a dilution in the percentage ownership of our then existing shareholders and holders of our ADSs. Our organizational documents do not place any limit on the number of equity securities we may issue. Alternatively, capital raised by way of additional debt financing may result in restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

In addition, we may issue additional ordinary shares for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of the ordinary shares or our ADSs.

We may become subject to intellectual property rights claims that are expensive and time consuming to defend, and, if resolved adversely, could have a materially adverse impact on our business, financial condition or operating results.

Companies operating in the Internet, technology and media industries typically own large numbers of patents, copyrights, trademarks and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of those patents and other intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. We do not currently have any registered patents or trademarks and rely on a combination of license agreements, copyright, trade secrecy laws and confidentiality agreements to protect our intellectual property. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time we may introduce new products and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities.

In addition, although our standard terms and conditions for our products do not provide advertisers and platform partners with indemnification for intellectual property claims against them, some of our agreements with advertisers, platform partners and data partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such advertisers, platform partners and data partners may also discontinue use of our products, services and technologies as a result of injunctions or otherwise, which could result in loss of revenue and materially adversely impact our business.

While we are not currently the subject of any threatened or actual patent and other intellectual property claims, as we face increasing competition and increase our profile, the number of such claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party or both. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of the applicable technology. The development or procurement of alternative non-infringing technology could require significant effort and expense or may not be feasible. An unfavorable resolution of the disputes and litigation referred to above could adversely affect our business, financial condition, and operating results.

Our products contain, and we expect our future products will contain, open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could have a material adverse effect on our business.

We use open source software in our products and will use open source software in the future. In addition, we regularly release internal software projects under open source licenses and we anticipate continuing to do so. In the future we may also contribute software source code to open source projects under open source licenses. The terms of many open source licenses to which we are subject have not, as far as we are aware, been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

The loss of key management personnel could negatively affect our business.

Our future success is dependent in large part on our ability to retain highly qualified managerial and other key personnel. In particular we depend on our Chief Executive Officer, Ian Rodwell. The loss of Mr. Rodwell or any other key personnel we might hire could have an adverse effect on our business, results of operations and financial condition.

Risks Related to the Company

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements that apply to other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We could be an emerging growth company until June 30, 2019, although if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of any completed second fiscal quarter, we issue $1 billion in non-convertible debt securities or our revenues exceed $1 billion at any time before the end of that five-year period, we would cease to be an emerging growth company as of the following June 30. We cannot predict if investors will find our ordinary shares or ADSs less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares or ADSs less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares or ADSs and the market price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and will be subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

We report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the Commission on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the Commission, each NASDAQ Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Australia and listed on the ASX, we expect to follow ASX Listing Rules and Australian corporations law and practice with respect to executive sessions of the independent members of our board of directors. Unlike the requirements of the NASDAQ Global Market, the corporate governance practice and requirements in Australia do not require us to hold regular executive sessions where only independent directors shall be present. We also seek exemption from NASDAQ’s quorum requirements applicable to meetings of shareholders and from the rules obligating issuers to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities the establishment or amendment of certain stock option, purchase or other compensation plans, as we intend to follow applicable Australian law and the ASX Listing Rules in these matters. Such Australian home country practices may afford less protection to holders of our ordinary shares.

We may be subject to arbitrage risks.

Investors may seek to profit by exploiting the difference, if any, between the price of our ordinary shares on the ASX and the price of our ADSs on the NASDAQ Global Market. Such arbitrage activities could cause our share price in the market with the higher value to decrease to the price set by the market with the lower value and could also in certain circumstances affect the volatility in the price of our ordinary shares and our ADSs.

There is a risk that we may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section titled “Taxation — U.S. Federal Income Taxation — General”) of our ADSs or ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ADSs or ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for 2014, we do not believe that we will be treated as a PFIC for the 2014 taxable year, ending on December 31, 2014. However, because we have not performed a definitive analysis as to our PFIC status for our 2013 or 2014 taxable year, there can be no assurance with respect to our status as a PFIC for either such taxable year or any subsequent taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ADSs.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As a public company in the U.S., we will have significant additional requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting starting with our annual report on Form 20-F for the year ending June 30, 2015. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company if we become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will not, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a material adverse effect on the market price of the ordinary shares and ADSs.

Lack of experience as officers of U.S. publicly-traded companies of our management team may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain to the extent applicable to us.

Risks Related to our Securities

The market price of our ordinary shares and our ADSs could be subject to volatility.

The market price of our ordinary shares and our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	variations in our actual and perceived operating results;

•	announcements of new products or services by us or our competitors;

•	technological breakthroughs by us or our competitors;

•	news regarding gains or losses of customers or partners by us or our competitors;

•	news regarding gains or losses of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry by us or our competitors;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	potential litigation;

•	general market conditions or other developments affecting us or our industry; and

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ordinary shares and our ADSs.

We may not be able to pay any dividends on our ordinary shares and, correspondingly, our ADSs.

Under Australian law, we may only pay dividends subject to our ability to service our debts as they become due and provided that our assets will exceed our liabilities after the dividend. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits.

We can give no assurance that we will declare dividends of any amounts, at any rate or at all in the future. Our historical dividend payments are not indicative of the amount or timing of the payment of dividends that may be payable in the future and should not be used as a reference or basis to determine the amount of such dividends. The declaration of future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.

Future sales of substantial amounts of the ordinary shares or ADSs by existing shareholders could adversely affect the price of our ADSs.

If our existing shareholders sell substantial amounts of the ordinary shares or ADSs, the market price of our ADSs could fall. Such sales by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. All 600,557,003 ordinary shares, which includes 12,106,520 which trade in the form of ADSs, may be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the Securities Act for those securities held by our “affiliates” as that term is defined under the U.S. federal securities laws. If any existing shareholders sell a substantial amount of ordinary shares, the prevailing market price for our shares could be adversely affected.

Risks Relating to Takeovers

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001 (the “Corporations Act”). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s aggregate voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions. See Item 10.B. and “Description of Shares and Governing Documents” incorporated by reference therein.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian incorporated company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are particular to us as an Australian company. These requirements operate differently than from the equivalent legislation that is applicable to many U.S. incorporated companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. You should carefully review the summary of these matters set forth under the Item 10.B. and ‘Description of Shares and Governing Documents’ incorporated by reference therein, as well as our Constitution, which is included as an exhibit to this Annual Report, prior to investing in our ordinary shares.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia, and the majority of our directors and officers reside outside the United States.

We are incorporated in Australia, and conduct business in Australia through our subsidiaries established in Australia. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. For more information regarding the relevant laws of Australia, see “Enforceability of Civil Liabilities.”

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

Except as described in the deposit agreement related to our ADSs (the “Deposit Agreement”), holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs are entitled to instruct the depositary how to exercise the voting rights attaching to the ordinary shares represented by our ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call, attend or speak at a shareholders’ meeting.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the Deposit Agreement for our ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of our ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Australian law.

Australian companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.

Anti-takeover provisions in our Constitution and our right to issue preference shares could make a third-party acquisition of us difficult.

Some provisions of our Constitution may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that divide our board of directors into three classes and authorize our board of directors to issue an unlimited number of shares of capital stock and preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares by amending the Constitution.

We cannot assure you that our ADSs will not be delisted from the NASDAQ Global Market, which could negatively impact the price of our ADSs and our ability to access the capital markets.

Our ADSs are listed on the NASDAQ Global Market. We cannot give you any assurance that a broader or more active public trading market for our ADSs will develop on the NASDAQ Global Market or be sustained, or that current trading levels in ADSs will be sustained. In addition, if we fail to meet the criteria set forth in SEC regulations, by law, various requirements would be imposed on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our ADSs, which may further affect the liquidity of our ADSs.

The listing standards of the NASDAQ Global Market provide that a company, in order to qualify for continued listing, must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on the NASDAQ Global Market, our ADSs may be delisted. If our ADSs are delisted, it could reduce the price of our ADSs and the levels of liquidity available to our shareholders. In addition, the delisting of our ADSs could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of our ADSs could materially and adversely affect our ability to raise capital. Delisting from the NASDAQ Global Market could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company.

Corporate History and Operating Segment Evolution

MOKO has been a publicly traded company on the ASX since 2007 and began as a company engaged in the development of proprietary mobile social community platforms and mobile content sales in Australia in 2004. From 2011 through 2013, we expanded the reach of our platform to support intended global growth across four main business lines and revenue streams:

•	Social,

•	Advertising,

•	Content, and

•	Commerce

Social — MOKO’s proprietary mobile social networks and community and chat products within Australia, the U.K. and U.S. MOKO’s revenues are generated through monthly user subscriptions that are typically billed directly to a user’s mobile phone account which enables them to access and participate in mobile chat and share communities.

The flag-ship social product that MOKO has offered in this operating segment is ‘MOKO Chat and Share’, which is a proprietary community offering developed by the Company and launched in 2007. This product has accounted for the majority of revenue in the mobile social segment in all reported periods.

The Social business represents legacy activities of MOKO’s initial platform monetization efforts and is of less significance and priority than it has been historically.

The results from Mobile Social are reported as continued operations and include insignificant results for mBuzzy, a U.S. mobile community offering acquired in mid-2011 and sold for US$100,000 in August 2013. The ‘MOKO Chat and Share’ business is the single business included in the mobile social segment as part of continuing operations.

Advertising— MOKO’s proprietary performance based, U.S. mobile ad network (“OfferMobi”) provides advertisers reach into over 500 active publishers across the globe covering various demographics of end user traffic, which more recently has been transitioning its business strategy to work directly with advertisers and targeting specific industry sectors (or verticals) including Mobile Games, Mobile Apps, Financial Services and Digital Publishing to allow it to provide advertisers with direct opportunities to place ads in MOKO properties such as REC*IT, Speakiesy, Blue Nation Review and Voycit, RunHaven and others. This segment represents MOKO’s core operating segment and contains the mobile community development business to be monetized via customized mobile social advertising.

Currently, the Company has over 70 offers from advertisers in verticals such as Mobile Applications, Mobile Games, Mobile Utilities, Consumer Goods, Retail and Entertainment. OfferMobi has contracts with advertisers that are direct and in some cases exclusive to OfferMobi. Terms of payment range from net 7 days to net 30 days and in some cases, the Company has negotiated prepayments with advertisers for high volume performance. This type of arrangement allows us a competitive advantage in the market to pay publisher partners quickly on their delivery of high quality traffic.

The mobile advertising operating segment is significant to MOKO’s business, financial results and intentions. The results from Advertising form a part of continuing operations.

Content — MOKO’s U.K. division of the Paper Tree Group including Antiphony Management Holdings Limited (AMH) and its operating subsidiaries (the AMH Group) and All Night Media Limited (ANM), who bundled and sold entertainment products direct to mobile on a pay as you go basis. This segment was founded in the 2012 fiscal year and for 2012 and 2013 fiscal years the business was significant to MOKO’s financial results, when the vast majority of financial results came from the AMH Group. The Content segment ceased in fiscal 2013 following declining revenue and profitability that culminated in the disposal of the AMH Group in April 2013. For fiscal 2014, Content was insignificant to the financial results. However for fiscal 2013, the results of its operations were significant and are reported as discontinued operations in the consolidated financial statements.

Commerce — MOKO’s Australian based online, flash sales and aspiring e-commerce product sales business, Deals-I-Love (Australia) Pty Ltd (“DIL”), of which MOKO has a controlling economic interest of 51%, which sells merchant product to customers across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au. This business was acquired in July 2013 and was significant to MOKO’s financial results for year ended June 30, 2014. Before the DIL acquisition, there was no activity in this segment. The results from Mobile Commerce form a part of continuing operations.

From the second half of fiscal 2013 and throughout 2014, MOKO has focused predominantly on its Mobile Advertising operations in the U.S and to a lesser extent, its Mobile Commerce operations in Australia.

On September 29, 2014 and subsequent to the 2014 fiscal year reporting period, MOKO entered a Share Purchase Agreement to acquire 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd. Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers, (www.tagroom.com). Tagroom will be allocated to the Mobile Advertising segment in Australia. The acquisition has an effective transaction date of October 1, 2014.

This segmentation reflects the underlying revenue and cash generating units within MOKO and reflects the internal reports that are reviewed and used by the chief operating decision makers with MOKO, in assessing performance and in determining the allocation or resources.

Corporate Offices

Our principal executive offices are located at 320 King Street, Alexandria, VA 22314 and our telephone number is (571) 982-3000. Our registered office is Suite 4, Level 9, 341 George Street, Sydney, New South Wales, 2000 Australia.

B.  Business Overview

Overview

We began as a company engaged in the development of proprietary mobile social community platforms and mobile content sales in Australia in 2004. During the following eight years, we expanded beyond Australia to the United Kingdom, United States and parts of South-East Asia, leveraging our platform’s proprietary network architecture with a range of capabilities, including Customer Relationship Management (CRM), Data Mining, Moderation (censorship), Billing, Advertising Placement, Performance Monitoring, and Content Management. We believe that our current platform, which was built both through in-house development and by means of acquisition and integration of complementary intellectual property, represents technology that is potentially applicable to numerous social communities while being scalable within those communities.

In 2012, we made a strategic shift away from accessing a user base via third parties (involving revenue sharing agreements and other factors that rendered our business model unprofitable) to providing customized mobile social community platforms to large organized groups that need to share content and to interact efficiently with their members on a regular basis. These customized mobile platform solutions are developed entirely by us and then distributed at no charge to these groups and their members, in return for certain exclusive access and for advertising rights. We plan to commercialize these products with premium targeted mobile advertising.

We believe that we are different from traditional online social media because our technology platform has been designed to enable a high degree of flexibility, permitting us to design and build customized solutions that generic social networks generally do not. We build highly tailored digital assets which comprise websites, mobile sites, and mobile apps designed to offer unequalled user engagement amongst likeminded individuals.

Our contractual relationships and social community digital asset portfolio is initially represented by three products: “REC*IT”- for U.S. university intramural sports participants and which recently moved from testing to commercialization stage, “RunHaven” and “Blue Nation Review”, both of which are at mid stages of development and are aimed at U.S running and progressive politics participant communities, respectively.

REC*IT.   REC*IT is a mobile application we designed as a student tool for U.S. colleges and universities. We officially launched it in September 2014, in time for the 2014/2015 academic year. REC*IT represents our most mature application with respect to its development.

In March 2013, we entered an exclusive agreement with American Intramural Sports Group LLC (“AISG”) with an initial three-year term (with the possibility of extension and earlier terminable should we fail to meet certain minimum net revenue requirements following June 1, 2014 or in certain other circumstances). AISG has expertise in providing opportunities for colleges, students and sponsors to benefit mutually through sports, recreation and fitness-related promotional activities on more than 200 colleges across the U.S. The agreement with AISG is for us to work jointly to develop our REC*IT product. In the event AISG sought to terminate our exclusive agreement prior to the completion of the initial three year term, we would seek to replace its portfolio of colleges and universities with other REC*IT participants or to launch REC*IT at such colleges and universities in a manner that would not violate the non-solicitation provisions that apply to us for 18 months following such termination. In October 2013, we entered an exclusive three-year agreement (with the possibility of extension) with IM Leagues (“IML”) who operates the imleagues.com sports website used by recreational and intramural sports departments in more than 800 colleges and universities across the U.S. Pursuant to this agreement, we have secured the exclusive mobile rights to IML’s data, including student and team schedules, fixtures, standings, statistics and news feeds for the purposes of populating the REC*IT App. The significance of the exclusive mobile rights to IML’s information about intramural activities on the campuses covered by IML is that REC*IT will be the only mobile App that will provide students with this information.

The REC*IT mobile application was developed for students interested in intramural sports, fitness, and other leisure activities on campus, and includes a variety of social features and tools, such as the ability to check team activities, schedules, player standings, scores, individual performances, and to post photos and other content related to campus sports, recreational and leisure activities. REC*IT will also enable students to share information and content via social network applications such as Facebook and Twitter.

MOKO has introduced the REC*IT platform to more than 800 U.S. colleges and universities with a combined enrolled population of approximately 10 million students in time for the 2014/2015 academic year although to date we have not derived any meaningful revenues from REC*IT and do not expect any until the first quarter of 2015 at the earliest.

While actual revenue from REC*IT will be subject to many factors, including but not limited to the level of adoption by the students, continuing usage, advertising demand and rates, we are encouraged to note that REC*IT has already ranked in the top 10 of the Apple App Store’s Sports category in September, 2014.

Advertising is live within the REC*IT App with advertisers including Nike, Under Armour, Irish Spring and Jelly Belly Sports Beans.

RunHaven.   In December 2013, we announced plans to develop RunHaven, a proposed mobile digital community for running enthusiasts in the United States. According to the Sport & Fitness Industry Association, 51,450,000 individuals were designated as running participants in 2012, and in 2013, a total of 26,370 running events were scheduled to occur. It is proposed that RunHaven will be a “go to” destination that will enable runners to find, research, register for, and book travel to races around the country. It is intended that the platform will also be designed to offer industry news, including training tips, nutritional guidance, injury treatment and prevention, and product reviews and suggestions. Our RunHaven partners include Bill Reifsnyder, a former professional road racer and former Head of U.S. Sports Marketing at adidas, and Virtual Roster, a registration and database management company that provides services to U.S. road races. We intend that Virtual Roster will serve as a launching point for the RunHaven brand. At June 2014, the development of the RunHaven App is still in the design phase, although as an intermediary step we have created and implemented a RunHaven web site (www.runhaven.com) to provide proprietary content and to build and serve the target audience both now and after launch of the RunHaven mobile app. We do not expect to be generating any meaningful revenue from RunHaven until after launch of the mobile app, likely not until 2015.

“Blue Nation Review.”   We have entered into an exclusive agreement with Mr. Jimmy Williams, a noted political commentator, to co-develop a third App to be known as Blue Nation Review (“BNR”), which will be a mobile digital community for progressive political commentators, observers, grass-root activists, and watchers of the political scene in the U.S. According to the U.S. Census Bureau, 153 million people registered to vote in 2012, and 57% voted in the last presidential election. Moreover, expenditures outside of traditional political party channels are substantial; in the 2012 election cycle,1,310 SuperPACs spent more than $609 million, according to opensecrets.org. This mobile political portal is intended to provide a hub for political news and conversation, and may enable the creation of sub-committees and groups around specific issues or political campaigns.

In May 2014, we created and launched bluenationreview.com, a website, as well as a related BNR Facebook page (and its sister page “Progressive America”), to serve as an initial outlet for Blue Nation Review and to consolidate the target community prior to launch of the Blue Nation Review mobile app. In September, we launched the first native iOS BNR App which was followed by an Android version that was released in October 2014.

Since launching in May, BNR has grown to attract over 3.2 million unique visitors a month, making it one of the top political news and commentary sites in the US. The BNR Facebook page (and its sister page “Progressive America”) now has over 700,000 fans combined and our content reaches more than 16 million people every week, with 62% of our fans being women.

Although BNR is witnessing a rapidly growing and engaged audience created from the emergence of BlueNationReview.com and although growing, revenue generation to date has been minor and we do not expect to be generating any meaningful revenue from BNR until after the mobile app is launched and towards the end of calendar 2014.

More recently and through leveraging these contracts, we have recently defined three core markets to focus on and our product development and acquisition efforts will seek to expand products and activities within these core areas, as:

-	College & university students and student athletes

-	Politics; and

-	Running, health and fitness

To address these target markets and sectors, by the end of the first quarter in 2015 (and including the recent Tagroom acquisition), MOKO expects its portfolio will include an additional four standalone platforms and apps dedicated to these targeted audiences:

“Speakiesy.” MOKO is currently finalizing the development and planned launch of its Speakiesy social app, specifically focused on the college market. The design and rationale for the app comes as a result of student focus group data received during the initial development and pilot phase of REC*IT. Speakiesy draws comparisons to the original launch of Facebook, which then was school specific. The only way a student will be able to join their specific college’s community is with an official university email account (.edu), thus preventing outsiders from access to the app’s content.

The deliberate design of a “closed circuit” app means that users can only engage within their own college community without interference from unwanted non-student body interactions. The app will also feature the ability to follow and post content anonymously, as well as from established profiles. The app will be closely monitored with all visual content being screened via the MOKO moderation system as a failsafe to protect students and schools from undesirable content.

“Voycit.” The positive growth of BNR has led to the development of VOYCIT, the non-partisan political group and community app. The creation of the app is underway and on track for launch mid fourth quarter 2014; timed for the heightened 2015 political US cycle featuring the Presidential election buildup to the primary races. VOYCIT is designed to be a non-partisan, user-generated content app that empowers users to create and/or choose to follow “Groups” devoted to specific issues, candidates or causes. VOYCIT is designed to enable both active office holders and aspiring candidates to create customized content channels within the VOYCIT platform. This will enable them to engage and interact with other members/users. In addition to message propagation, the app can dramatically impact local and national fundraising, petition awareness, the establishment of localized activist groups and/or the organizing of local protests and rallies.

“RaceAdvizor.” This development is intended to be a sister app to RunHaven RaceAdvizor targets becoming one of the U.S.’s largest online event databases, ideally covering over 30,000 race events. Through RaceAdvizor, runners would be able to search and choose their next race, whether it is across town or across the country. RaceAdvisor is also being designed to allow runners to be able to read and write race reviews and view or share race photos. MOKO is exploring opportunities with Pacers Running Stores with the goal of creating a dedicated RunHaven online Store (Shop). This would enable our community to purchase all of their running products without leaving the site.

“Tagroom.” Acquired by MOKO effective October 1, 2014 , Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). Tagroom publishes popular leisure content from across the internet such as viral and trending news, product discoveries and engaging videos. The beta launch has generated upwards of 5 million monthly page views. According to Alexa.com (an Amazon company that measures global internet traffic and user engagement), Tagroom.com is also experiencing strong user engagement, with average daily users spending more than 11 minutes on the site.

The addition of Tagroom.com to MOKO’s portfolio is synergistic with the company’s overall audience profile and provides marketers and brands with direct access to coveted hard to reach audiences. Brands and agencies seeking to engage with young adults will find Tagroom complete with a host of native advertising offerings.

MOKO is in the process of developing a dedicated native mobile app for Tagroom with the intention of cross-promoting it across its other properties. The acquisition of Tagroom also brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic.

Industry Background and Market Opportunity

Mobile digital advertising is a large and growing industry. The industry is predicated on a very simple value proposition: mobile advertising pays for the development and implementation of tools and games that mobile device users desire, while providing advertisers access to potential customers.

Because different tools and games (applications or “apps”) may be used by populations with distinct demographic characteristics, advertisers or their agents can broadly direct their message to the people they hope to reach, essentially in the same manner that, for example, a manufacturer of cutlery may choose to advertise in a cooking magazine. Some digital companies like Facebook and Google have a sophisticated understanding of the characteristics of their end-users and therefore can direct advertising with great precision. The unprecedented level of direct consumer access now available through mobile devices is transitioning traditional advertising dollars, including print, radio, and TV, to the mobile channel. According to Magna Global, total mobile advertising spend in the U.S. alone is expected to reach $13.4 billion in 2017 from $3.4 billion in 2012, representing a compounded annual growth rate of 31.8% per year. Several factors are expected to contribute to this growth, including the following:

•	There has been a dramatic increase in the number and functionality of mobile devices. Increased functionality, efficiency, and economic feasibility continue to drive user adoption of connected mobile devices. Smartphones and tablets, in particular, offer users perpetual Internet access and greatly influence the way users consume media. In conjunction with the expansion of 4G networks, smartphones are expected to represent 58% of total cell phone subscribers nationally by the end of 2013. Similarly, tablets, while only three years from their formal introduction to the market, are expected to ship 263 million units worldwide in 2014 according to statistics published by Gartner, nearly surpassing expected worldwide 2014 PC shipments of 282 million.

•	Users spend an increasing portion of their time on mobile platforms at the expense of time spent on traditional personal computer, print, radio, and TV-based channels, which will likely lead to an increase in the mobile advertising spend. Digital content is becoming increasingly accessible via mobile devices. Entertainment, e-commerce, and personal finance, among other activities, are all available at a click of a button. According to eMarketer, in 2012, users spent 12% of their time consuming media via their mobile device, up from 10% in 2011. Mobile represented 3% of total advertising spend in these categories in 2012, up from 1% in 2011. We believe that continued adoption of smart devices, coupled with increasing accessibility of mobile data and time spent on mobile devices, will lead to overall growth and more evenly distributed advertising expenditures.

•	There has been a general increase both in the number of applications for mobile devices and in the number of developers of such applications. The popularity and accessibility of social media, gaming, and e-commerce on mobile devices has driven an increase in both mobile applications and mobile application developers. Ranging from entrepreneurs to corporations, the market recognizes the opportunity in mobile, and its ability to target its users and customers precisely. According to Mobilewalla, at the end of 2011, there were nearly one million applications available across the four major smartphone platforms (iOS, Android, BlackBerry, and Windows), with the number increasing at a rate of 2,000 applications per day. In mid-2013, Apple and Google both announced surpassing the one million available application mark on their iOS and Android platforms, respectively.

Some electronic platforms such as Facebook have positioned themselves as tools for social communities, in most cases by providing a service that organizes and defines a previously diverse and unorganized array of community relationships. However, many social communities exist that are already tightly defined and have needs that are not adequately met by current mobile platforms. Such predefined social communities represent the target audience for us and our custom applications.

These existing social communities have certain recognizable characteristics, which include the following:

•	The community possesses essential information that all members of the group need, which often, but not always, is disseminated from a central node;

•	Typically, the group currently uses web-based systems that are not designed to be portable and thus are inconvenient to use on mobile devices;

•	Group members are united by an interest in a particular activity or pursuit, for example, by political inclination or a sporting activity, and thus naturally represent a definable demographic audience for advertisers; and

•	Group members likely would value enhanced social features, such as chatting, peer-to-peer and member-to-group postings, which are not provided by current web-based systems and could be included in a mobile app.

Our Strategy

Our strategy is to be identified as a community builder through providing mobile community platforms to large, like- minded, organized groups of people that need to socialize, communicate and interact efficiently around their common interests. We then plan to commercialize these platforms with premium targeted mobile advertising.

We target large groups that satisfy several key criteria:

•	Target partners must possess a large membership or user-base that has coalesced around a specific suite of information or content;

•	Information or content is needed by members of the group for participation in the group, which motivates them to access this information or content frequently;

•	Ideally the information or content is not available elsewhere;

•	Members of the group want or need to share this information or to interact with other members of the peer group; and

•	There is a parent body or central administrator that we can engage to define the organization’s needs and to enter into contractual relationships giving us exclusivity with respect to mobile applications within the community.

Once these factors have been reviewed and deemed to satisfy the core criteria, we must also be in a position to secure exclusivity to access the content and the right to advertise to the membership via our mobile app. We refer to our activities centered on the identification, engagement, and partnering of a social organization as business development, and we have a dedicated team focused on such activities. The business development team, in concert with representative of the social group, will assess the specific needs of the organization and will outline the minimal specifications of the bespoke app required. The following points summarize the structure of the app that we would then develop:

•	A high degree of customization to suit the needs of the partner and its audience/membership;

•	Integration of social features and tools;

•	Potential to be repurposed in whole or part to other sub-groups; and

•	Capability to be wrapped in custom “skin” when the partner’s social group represents a constellation of component subgroups, such as different universities within a multi-university consortium.

After the specifications of an app are defined, our technical and product development team creates the app using our proprietary network architecture to facilitate development. After launch, our sales team can then monetize the new customized mobile app via a blend of mobile advertising models, including:

•	The sale of advertising on a sponsorship basis within sections or across whole application; and

•	The sale of advertising across a hybrid of the existing marketplace ad types, including:

CPM — cost per thousand page views (most common for basic banner ads); and

CPA — performance-based ad placement such as “cost-per-click” or “cost-per-acquisition/action.”

Our sales team sells or intends to sell the advertising either directly to the advertising client or through agencies, brokers or network operators such as USA Today, Taboola, Google Ad-Exchange (ADX) or Open X. We anticipate advertising will represent our principal source of revenue in future periods, and we expect in some circumstances we will share revenue with the contracted social organization in exchange for exclusivity. However, in all current contractual arrangements (and other than USA Today which is generally a 50/50 share), we maintain all or a great majority of advertising revenue, and we intend to do so in future contracts.

We believe that these highly segmented and profiled audiences that are using the customized mobile apps will command premium pricing because of the transparent composition of the audience and its relevancy to a particular advertiser. Moreover, due to the nature of the content and the app itself functioning as a tool rather than as a toy, we believe the users will be considered a premium audience, compared to random users that might be viewing ads within a game or news app.

Business Development Structure and Pipeline

We have a dedicated business development team operating under the direction of our Chief Executive Officer.

Our pursuit of new partnerships or projects is governed by four main criteria:

•	Large incumbent user group or membership base (minimum expectation of 500,000 members);

•	Unique content or information that these members need to access;

•	Frequency of activity and access to that information/content; and

•	Information/content that is not readily supplied or available from alternate sources easily.

Once the above initial criteria have been met, there must also be the opportunity to secure the partnership on an exclusive basis so that we can benefit from the advertising revenues to be generated in connection with developing a customized mobile app for the community.

Given the specific criteria that we have set for our target business development partnerships, we expect that the potential targets would number only a few hundred relevant candidates. Within that relatively small group, our business development team initially intends to focus on the 50 targets we deem most attractive based on the criteria described above.

In 2013 and 2014, we closed four development agreements (with American Intramural Sports Group LLC, with IM Leagues LLC, with Mr. Jimmy Williams, and with certain running industry veterans as discussed below under “Sales, Marketing and Key Customers”) that meet our business development criteria. Additionally, we have an existing pipeline of target partners. We have advanced to commercial negotiations with some of these target partners, and we are at early stages of inquiry or discussion with others.

Our Technology Platform

The MOKO Social Media platform is a base set of proprietary source code, services, infrastructure and administrative tools that allows us to build customized applications for each project. The platform has been built with extensibility and customization in mind to reduce maintenance requirements and to shorten development timelines for new projects.

As our product suite grows, the platform will allow us to efficiently roll out new features and services to other applications or to the entire suite of products.

Currently all services are hosted at Rackspace datacenters using a hybrid of cloud and dedicated servers. Rackspace also provides support for all of our server infrastructure (both cloud and dedicated).

The cloud segment allows rapid deployment to permit on demand capacity and a more cost effective solution (as compared to dedicated hardware). Most of our services are hosted in the cloud and we expect to scale our operations in the cloud as we require increased capacity.

The dedicated segment contains networking, database and storage facilities. This arrangement gives us full control over networking and security aspects of the environment. Both segments are able to communicate based on security policies set by us. Database and storage facilities are shared between our products to maximize cost effectiveness.

We are party to Rackspace’s standard Hosting Services Agreement regarding these facilities, on an open ended, month-to-month basis, pursuant to which Rackspace is obligated to provide the hosting services in accordance with an agreed service description, service level guarantees and other technological specifications. Under the standard terms, we are required to use reasonable security precautions in connection with our use of Rackspace’s services and to cooperate with Rackspace’s reasonable investigation of service outages, security problems and any suspected breach of the Hosting Services Agreement, including any violation of Rackspace’s Acceptable Use Policy, which mandates Rackspace’s networks or services not be used to engage in, foster, or promote illegal, abusive or irresponsible behavior. Rackspace may terminate the standard Hosting Services Agreement for breach if we fail to make timely payments or if we violate the Acceptable Use Policy more than once (even if we cure each violation).

Competition

We are focused on specific and exclusive agreements to develop our apps and mobile community platforms, and we do not know of any direct competitor with a similar objective. We are, however, aware that there are other companies looking to enter the college intramural mobile App space, although these other companies typically seek to sell schools an “enterprise solution” for a fee, rather than MOKO’s model of providing the App and platform for free with compensation in the form of mobile advertising. For those colleges and universities covered by the IM Leagues agreement, we also enjoy an exclusive grant of rights during the duration of that agreement with respect to the data feeds that would be necessary to make any similar intermural sports App functional.

We also could face competition from companies that develop software for mobile devices and may seek to develop mobile apps for communities other than college and university intramural sports that we will target, although we expect they would do so for an upfront payment for their services rather than exclusive advertising rights. In addition, we face indirect competition from social networking platforms generally, such as Facebook, Twitter or LinkedIn.

We also will have general competition in the market place potentially from companies that focus on tailored digital communities that are seeking to monetize that audience with mobile advertising or mobile commerce. Examples of such companies are Sugar Publishing, Meredith Media, and Glam Media. Each of these companies targets interest groups and provides websites that also may be made available via mobile devices. With respect to advertising sales, our indirect competitors and others may solicit the same or similar advertisers that we might also seek, and therefore they will be in competition with us for the advertiser’s marketing spend. Many of these competitors are better capitalized than we are, which could give them a competitive advantage.

Corporate Organization and History

We have been a publicly traded company on the ASX since 2007. As of September 30, 2014 MOKO has three operating subsidiaries: MOKO.mobi, Inc. (“MOKO US”), Deals-I-Love (Australia) Pty Ltd. (“DIL”) and Tagroom Pty Ltd (“Tagroom”) which has an effective date of October 1st, 2014.

MOKO US is 100% owned by us and its current business is the business strategy and marketing operations of the Customized Mobile Social Advertising (CMSA) projects within the Mobile Advertising operating segment. It is our single U.S. corporate vehicle and as such employs and administers all U.S. staff including the sales and technical staff working on OfferMobi’s activity within the Mobile Advertising operating segment, which includes CMSA business.

DIL was acquired in July 2013 and is 51% owned and is controlled by our company. DIL is a Sydney, Australia based online, flash sales and aspiring e-commerce product sales business. DIL sells merchant product to customers that is sourced internationally and domestically through its website, www.dealsilove.com.au in Australia. We purchased DIL to expand its market share within Australia and to investigate the possibility of international expansion.

On September 29, 2014, MOKO acquired 80% of the ordinary shares in Tagroom, a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). We acquired Tagroom to complement our overall audience profile, to further develop the brand offering with the intention of cross-promoting it on our other properties and to access the management team who are experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic. Tagroom will be allocated to the Mobile Advertising segment in Australia. The acquisition has an effective transaction date of October 1, 2014.

Sales, Marketing and Key Customers

Our sales, marketing and business development teams are principally based in Alexandria, VA and New York, NY and are headed by our Chief Revenue Officer (“CRO”). Our CEO, who is based in Alexandria, VA, provides strategic direction, guidance and support to the sales and marketing effort and is supported by the Senior Vice President of Business Development out of Perth, Western Australia. Recently, we have added an additional three full time sales and marketing staff as a result of the Tagroom acquisition, who report to our CEO.

Additionally in Australia, there is a sales and marketing team of six full-time equivalent staff in relation to the Deals I Love business, within the mobile commerce segment.

Our performance based advertising business, “OfferMobi”, is based in New York and is integrated as part of our customized mobile social advertising business development strategy. Our key existing brands include REC*IT, RunHaven, and BlueNationReview.com, and our primary operational team has offices in Alexandria, Virginia. Our key customers for the REC*IT app are IML and AISG, which operates American Collegiate Intramural Sports (“ACIS”). Our partners for RunHaven include Bill Reifsnyder, Virtual Roster, and ProVentures, and our partner for Blue Nation Review is Mr. Jimmy Williams.

IML

On October 10, 2013, we entered into an exclusive agreement with IML. IML operates the imleagues.com sports website used by recreational and intramural sports departments in more than 800 colleges and universities across the U.S. The IML website offers a suite of tools from online signup to comprehensive scheduling required to manage college intramural leagues. Pursuant to the agreement, we have secured the exclusive mobile rights to IML’s data, including student and team schedules, fixtures, standings, statistics and news feeds in exchange for fees that vary generally based on the number of participants in the IML portfolio that implement REC*IT. The agreement includes an initial three-year term of exclusivity, which may be extended at the option of IML for an additional term of a duration to be mutually agreed upon, and obligates us to maintain, to develop, and with the assistance of IML, to promote REC*IT free of charge to all the colleges and universities in the IML portfolio. We are also responsible for the development, pricing and inclusion of mobile digital advertising, which we plan to manage through our U.S. mobile advertising division. IML is entitled to a minority share of the revenue generated from the IML portfolio colleges.

The main REC*IT mobile application development, testing and pilot phases are complete and we officially launched REC*IT in September 2014, in time for the 2014/2015 academic year. We plan to continue to actively roll it out it more than 850 colleges and universities.

AISG

On March 6, 2013, we entered into an exclusive development agreement with AISG. The term of the agreement is for an initial three years — earlier terminable in certain circumstances — and will automatically be extended by one year, after the third and each successive anniversary of the expiry of the three-year term, unless either party seeks to terminate.

AISG is an organization that provides opportunities for colleges, students, and sponsors to benefit mutually through sports, recreation and fitness-related promotional activities on more than 200 college campuses across the U.S. It is expected that the Mobile Intramural Sports Network service and platform (MISN) will be jointly developed by us and AISG and is intended to include a variety of social features and tools including the ability to register for team activities, check schedules, player standings and scores, individual performances and post photos and content related to collegiate intramural sports. The plan is that the MISN will also enable students to share the information and content with their other social network applications, such as Facebook, Twitter, Instagram and Pinterest.

AISG has developed an expertise in the area of collegiate recreational sports and fitness programs. This expertise includes a network of institutions with which AISG has contractual business relationships, in which they develop and implement sponsored promotional activities. AISG will consult and assist our development team exclusively in the development of MISN and provide the integration and assist in building direct relationships with AISG member schools.

AISG is obligated to provide us with specific elements that will promote the MISN service and in general support MISN wherever possible with the member schools, and the other advertising assets that are owned or managed by AISG. The platform is expected to be commercialized by providing the mobile service free to the colleges, universities and students, and then selling advertising opportunities to those sponsors, businesses and organizations wishing to reach the U.S. college or university student demographic and their families.

AISG and we expect to work together on certain national advertising programs that involve the bundling of benefits, which include sponsorship elements from the AISG existing business. We are obligated to assist AISG in the development, pricing and inclusion of mobile digital advertising in these programs.

Under the agreement, we are responsible for funding the establishment of the MISN and will retain ownership of all intellectual property and assets relating to the design, development and on-going operation of the MISN. AISG will receive a minority revenue share from the advertising revenues. Our U.S. mobile advertising division is responsible for managing the advertising inventory and selling and brokering the advertising with media buyers and mobile affiliate marketing partners. The agreement also requires us to meet certain short-term development benchmarks and annual minimum net revenue requirements for each of the two years following completion of testing and the pilot program, which has been deemed complete as of June 1, 2014 by us and AISG, failing which AISG could seek to terminate the agreement. In the event AISG sought to terminate our exclusive agreement prior to the completion of the initial three year term, we would seek to replace its portfolio of colleges and universities with other REC*IT participants or to launch REC*IT at such colleges and universities in a manner that would not violate the non-solicitation provisions that apply to us for 18 months following such termination.

In addition, we have issued or have agreed to issue to AISG:

•	25,000 options of American Depositary Shares (ADS) (where each ADS represents forty fully paid ordinary shares of MOKO), priced at US$4.00; - issued on June 30, 2014;

•	the right to buy up to $250,000 worth of our ordinary shares each year for the term of the agreement, at a 20% discount to then-prevailing market price of our ordinary shares; and

•	the right to buy up to $500,000 worth of our ordinary shares concurrently with the closing of this offering on the same terms and conditions as investors purchasing our ADSs as adjusted for the exchange rate of ADSs to ordinary shares.

Advertising and other revenue generated from the exploitation of MISN technology will be shared between us and AISG in varying percentages, based on the extent to which AISG is responsible for procuring and generating such revenue. Upon termination of the agreement we are subject to a prohibition on solicitation of or communication with colleges and universities in the AISG network for a period of time.

RunHaven

On December 23, 2013 we announced an exclusive agreement to develop RunHaven, a mobile digital community for running enthusiasts in the United States. Signatories to the agreement include Mr. William (Bill) Reifsnyder and Ms. Gail Hughes. Under the agreement, we are responsible for providing online and mobile tools to advance communication and efficiencies within the running community. The tools are intended to enable runners to find, research, register for, and book travel to races around the country. The platform will also offer industry news, including training tips, nutritional guidance, injury treatment and prevention, and product reviews and suggestions. Our partners have transferred to MOKO the rights to the RunHaven App and are obligated to develop it for the benefit of MOKO. Bill Reifsynder is entitled to a minority share in the revenue generated from the RunHaven platform as well as a portion of the proceeds in the event MOKO sells the RunHaven App.

Bill Reifsnyder is a full-time employee of MOKO and will lead the RunHaven team. He has been engaged in many facets of running for the last three decades. As a professional road racer, Reifsnyder was ranked as high as #2 in the world by Runner’s World magazine (1991) and was twice the U.S. National Marathon champion (1989 and 1991). After retiring from professional racing, he oversaw the running category for adidas, having responsibility for managing more than 60 sponsored runners and track and field athletes and implementing more than 100 running events, including the sponsorship of the Boston Marathon. In 2008 Reifsnyder founded VO2 Marketing, a marketing consultancy in Philadelphia specializing in endurance sports, and was also the Executive Director of the National Marathon and Half Marathon in Washington, DC.

In the December 23 agreement with Gail Hughes, MOKO secured through acquisition the existing customer base of Virtual Roster, a registration and database management company based in Flagstaff, Arizona. Virtual Roster’s existing base of events will serve as the launching point for RunHaven, and Ms. Hughes, the founder and President of Virtual Roster, will oversee all aspects of data management for the RunHaven property.

Additionally, ProVentures, a sports and entertainment agency based in Alexandria, Virginia, agreed to be the exclusive marketing agency. The company will assist RunHaven with the overall strategic direction of the property, including branding, marketing, and promotions.

Blue Nation Review

On January 1, 2014 we entered an exclusive agreement with Mr. Jimmy Williams, a noted political commentator, to co-develop (through his affiliated consulting entity) a mobile digital community for progressive political commentators, observers, grass-root activists, and watchers of the political scene in the U.S. This project is called Blue Nation Review. Under the agreement, which as an initial term of three years, MOKO will design and implement a mobile political portal that will provide a hub for political news and conversation, and will enable the creation of sub-committees and groups around specific issues or political campaigns. Mr. Williams is obligated to publish a certain number of commentary articles each week and join the social interaction (including through tweets) on issues including minority rights, immigration, marriage equality, women’s interests, social and economic equality, and libertarian and privacy issues. Additionally, Mr. Williams is obliged to recruit specialist contributors to create and to feed content for Blue Nation Review.

Mr. Williams is associated with Politico and MSNBC, and writes daily for USnews.com, hypervocal.com, and jimmyspolitics.com. He spent nearly seven years as a senior staffer in the United States Senate, including nearly five years with Senate Majority Whip Dick Durbin. As a lobbyist, Jimmy represented multiple interests before the U.S. Congress and Executive branch, including the real estate, banking, wine and spirits, and speed-racing industries.

We will own the application and all intellectual property surrounding the mobile property developed. Mr. Williams receives a monthly retainer, options and a minority share of the net revenues of Blue Nation Review.

Research and Development

Our Technical and Product Development teams perform our research and development. These teams comprise fifteen full time employees located in Perth, Western Australia. They are led by our Technical Leader and Chief Executive Officer. Since 2007, we have expanded our research and development effort to focus on designing, building and commercializing our core mobile internet platform. Historically and principally, this activity has consisted of internal labor efforts and technological expenditures. Our accounting policy has always been to expense such expenditures. The research and development activity has historically been supported by Australian federal government grants which, since listing on the ASX in 2007, total A$0.25 million ($0.22 million), and by concessional income taxation treatment under the Income Tax Act, 1936 (Cth) in Australia (the Act), which has provided cash rebates to us through its annual income taxation filings of A$3.74 million ($3.34 million), up to and including the 2014 taxation year.

We expect our future research and development activities to relate to leveraging our core mobile platform through development of specific community platforms for common interest groups in the U.S. and commercializing and monetizing these developments via customized mobile social advertising.

The ongoing availability of Australian government financial support for research and development activities is subject to various tests and legislative change and there can be no assurance that such financial support will be available to support our expected future research and development activities.

Legal Proceedings

We are not a party to any material legal proceedings.

C.  Organizational Structure

We have been a publicly traded company on the ASX since 2007. The organizational structure of our operating entities, including the Tagroom acquisition made after the June 30, 2014 balance date, is set forth below:

D.  Property, plant and equipment

We currently lease the following properties:

Location	Use of Property	Area
New York, New York	HQ	100 sq m

Perth, Western Australia, Australia	R&D	100 sq m

Alexandria, Virginia	Operations office	550 sq m

Sydney City, Sydney, Australia	Registered office	40 sq m

On December 1, 2013, we entered into a one-year lease in New York City for a property to serve as our corporate headquarters. Our advertising sales team and affiliate marketing business “OfferMobi” are based in New York City. They are integrated as part of the custom mobile social advertising business development strategy.

The Alexandria, Virginia office was leased effective August 15, 2014 for a term of three years and replaces the prior contractual arrangement with ProVentures where office rental was included in a combined monthly consulting fee. The Virginia office now serves as our operational headquarters and houses our business development function as well as project operations, including the operational teams for REC*IT, RunHaven, and Blue Nation Review.

The Perth office is on a monthly agreement with the landlord as a long-standing arrangement. The Perth facility houses personnel focused on research and technology development.

The month-to-month Sydney office agreement is with an entity related to our Chairman, Greg McCann, at A$1,600 per month, which we consider to be market rate.

Our key existing brands include REC*IT, RunHaven, and Blue Nation Review. The operational teams for these brands are located in Alexandria, Virginia.

As of April 2014, our CEO Ian Rodwell has been based permanently in the U.S. and he is now based permanently in the Alexandria, Virginia office.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included in this Annual Report beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Overview

We began as a company engaged in the development of proprietary mobile social community platforms and mobile content sales, delivering proprietary mobile social services and content to users within Australia, the United Kingdom, the Philippines, and Malaysia. Monetization historically occurred via user subscription models connecting MOKO’s billing platform with the billing capabilities of our telephony or billing aggregator partners. This monetization and revenue stream is what MOKO identifies as the Mobile Social operating segment. The Mobile Social operating segment forms part of continuing operations in the historical financial statements although its significance has diminished measurably in the reported periods such that its continuing business operations are insignificant to MOKO’s forward intentions.

Our current business model is to develop, manage, and commercialize online mobile social communities for large organized groups that need to share content and interact efficiently with their members. We plan to monetize these platforms with premium and targeted mobile advertising. Our perception is that our highly tailored mobile community applications differentiate MOKO from other generic social networks that do not offer such customized products. We have agreements relating to three such communities, and we are in the process of pursuing other customized mobile community application opportunities with large common interest groups such as sporting events, clubs and associations, as well as other membership groups that congregate around a core content or information source such as political groups or motoring enthusiasts.

We expect to invest between A$3.0 and A$3.5 million ($2.8 to $3.3 million) to complete the development of our current seven Apps between now and when they are launched and to fund this out of current working capital reserves.

Mobile Advertising

In the second half of the 2013 calendar year, the Company replaced the management of its Mobile Advertising operations. We have repositioned the focus and strategy of OfferMobi into building direct relationships with advertisers and enabling the monetization of Mobile Applications (Mobile Application Traffic). OfferMobi’s sales efforts are targeted to Mobile Application Advertisers (Mobile Games, Utilities and other Apps) and have allowed the Company to gain expertise in Mobile Application marketing and monetization. We have commenced leveraging our sales expertise in monetizing our proprietary digital assets, and are increasingly focused on selling exclusive advertising inventory opportunities (ad placement space) within our proprietary digital assets, such as REC*IT, BNR and RunHaven to advertisers.

Mobile Advertising Revenues for the second half of 2014 fiscal year outperformed those from the first half to December 31, 2013 as revenues from third party advertising through recent efforts to build direct relationships with advertisers to enable the monetization of Mobile Applications have resulted in increased revenues.

Moving forward, the Mobile Advertising operations and resources, both advertising sales people and technology platforms, will continue to be repurposed to focus on selling advertising campaigns in our own applications and traffic in Customized Mobile Social Advertising (CMSA) projects such as REC*IT, RunHaven and Blue Nation Review. The Company’s sales efforts will leverage some of the pre-existing relationships with advertisers. As such, third party advertising revenues are expected to comprise a less significant part of the mobile advertising operating segment.

During the first half of the 2015 fiscal year, we have begun to launch our CMSA projects such as REC*IT and Blue Nation Review in a methodical manner to targeted user bases across United States. We expect as the user base grows, the ability to build advertising revenues will grow with the usage of the applications. We further expect during the second half of fiscal 2015, that the volume of users will allow the Company to optimize its advertising revenue (Application Monetization) from the applications.

Accordingly, Mobile Advertising revenues are expected to increase and losses are expected to reduce, particularly during the 2015 calendar year, although we have not determined at which point our Mobile Advertising operations may become profitable.

Mobile Social

Mobile Social operations were sun-set by us in 2013 and several underperforming properties and telecommunications carriers were abandoned. The resources and infrastructure that historically developed, maintained and supported Mobile Social as our major operating segment were re-deployed into Mobile Advertising in the second quarter of 2013.

In August 2013, we disposed of ‘mBuzzy’ after two years of mixed performance and currently, Mobile Social comprises trailing revenues from ‘MOKO Chat and Share’ in Australia, a proprietary developed product that was most successful during 2008.

As a result, fiscal 2014 revenues and results from Mobile Social were down and are expected to reduce through the 2015 fiscal years and are insignificant to our intentions.

Mobile Content

This operating segment is discontinued and trailing business activity has ceased.

Mobile Commerce

This operating segment first formed part of MOKO’s operations for the six months ended December 31, 2013 and subsequent to the DIL acquisition on July 1, 2013. Prior to this, there was neither activity nor revenue generated in the Mobile Commerce segment.

For the twelve months ended June 30, 2014, the Mobile Commerce operating segment comprises only the results of DIL from July 1, 2013 on. We have not determined when or if our Mobile Commerce operations will become profitable.

For the fiscal years ended June 30, 2013 and June 30, 2014, MOKO was unprofitable and a net user of cash and cash equivalents in the absence of ongoing sources of financing. MOKO has needed to rely on its ability to successfully raise cash proceeds from issuing new equity or debt financing to sustain its operations and ensure the business remains a going concern. Historically, the capital has been sourced primarily from within Australia and to a lesser extent internationally including more recently debt and equity funding from within the U.S. The Company, however, has since retired or cancelled such non-equity funding facilities and as of the date of this Annual Report has no outstanding indebtedness, other than trade creditors and as otherwise disclosed in the financial statements and related notes included in this Annual Report beginning on page F-1.

On March 6, 2013, MOKO secured an agreement with American Intramural Sports Group LLC and on October 10, 2013, MOKO secured an agreement with IMLeagues LLC. Under these agreements, MOKO has the exclusive mobile rights for intermural sport, fitness and recreational activity data for more than 850 colleges and universities across the U.S. with a combined enrolled population of approximately 10 million students. MOKO intends to commercialize this platform with premium and targeted mobile advertising.

This customized mobile social advertising project is branded REC*IT. The REC*IT brand and the REC*IT mobile community platform and its respective device applications (“Apps”) are owned by MOKO. Subsequent to June 30, 2013, MOKO entered into an agreement for its technology platform to underlay RunHaven, a mobile digital community for running enthusiasts in the United States, and an exclusive agreement with Mr. Jimmy Williams, a noted political commentator, to co-develop Blue Nation Review.

To date, MOKO has not generated any meaningful revenue from REC*IT and is not expecting to until the first quarter of 2015 at the earliest. The development of the RunHaven and Blue Nation Review platforms remain in mid to late stages and no meaningful revenues have been generated to date, nor are any anticipated until the fourth quarter of 2014 calendar year, for Blue Nation Review and thereafter for RunHaven.

The more recent digital asset developments of Speakiesy, Voycit and RaceAdvizor have not generated revenue and are not anticipated to generate meaningful revenue until at least the first quarter of 2015.

It should be noted that the strategic focus on Customised Mobile Social Advertising projects such as REC*IT, RunHaven, and Blue Nation Review and the discontinuation of Mobile Content operations in fiscal 2013 has currently reduced the revenues being generated within MOKO and necessitates development expenditure in advance of commercialization and the realization of new revenue and cash inflows. It is expected that in future periods, the historical revenue streams within Mobile Advertising and Mobile Commerce will continue at approximately equivalent rates to those reported for the most recent six months to June 30, 2014 and that Mobile Social will continue to generate revenue in a reduced and insignificant capacity in the future. The Mobile Content segment has been ceased and will not generate revenue in future periods. As such, to pursue a Community Builder business strategy with a focus on monetizing Customized Mobile Social Advertising projects, MOKO requires funding sources in advance of accepting additional projects. Additionally, management believes that the costs associated with being a publicly listed company in the U.S. will increase MOKO’s cash expenses both as a one-time event and on an ongoing basis.

And whilst the existing cash and cash equivalents are expected to provide sufficient working capital and time for MOKO to establish its Customised Mobile Social Advertising strategy, in the event of delays or the eventuality of other business risks that adversely affect the results from future operations, MOKO may need to raise new equity or debt funding similar to the ways in which it has previously done so.

Factors Affecting Comparability of Our Historical Results

Our historical results of operations for the periods presented may not be comparable with prior periods or to our results of operations in the future for the reasons discussed above and below.

From the fourth quarter of fiscal 2013, MOKO has been actively de-emphasizing and divesting non-core businesses and assets that do not fit within the revised strategy of monetizing its mobile communities within the U.S. To this end, MOKO divested itself of the Paper Tree Limited Group (including Antiphany Management Holding Limited and its operating subordiaries) on April 29, 2013 and the net assets and financial performance results of which are reported as discontinued operations for fiscal 2013. MOKO has ceased operation of All Night Media Limited, its second and smaller mobile content business in the United Kingdom. In addition in August 2013, the mobile social assets of mBuzzy were also divested.

In addition, on July 1, 2013 MOKO acquired a 51% controlling interest in Deals-I-Love (Australia) Pty Ltd (“DIL”), a Sydney, Australia based online, flash sales and aspiring e-commerce product sales business. DIL sells merchant product to customers that is sourced internationally and domestically across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au in Australia. MOKO purchased DIL to expand its market share within Australia and to investigate the possible application to the REC*IT user base.

Accordingly, the businesses that operated to produce revenue during fiscal 2014 that have continuing operations are the OfferMobi business within the Mobile Advertising segment, DIL within the Mobile Commerce segment and to a lesser extent, MOKO Chat and Share within the Mobile Social operating segment.

In fiscal 2015, we expect that the Mobile Advertising segment revenue will be increased via the commercialization of Customized Mobile Social Advertising (“CMSA”) projects such as REC*IT, BNR, RunHaven and others, in addition to the recent acquisition of Tagroom effective October 1, 2014 which is allocated to the Mobile Advertising segment in Australia.

Non-IFRS Financial Measure

In evaluating our business, we consider and use EBITDA, a non-IFRS measure as a supplemental measure to review and assess our operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define EBITDA as Earnings (being Net Profit or Loss from continuing operations), Before Interest, Tax, Depreciation and Amortization. We use EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations and as performance evaluation metrics, including as part of assessing and administering our executive and employee incentive compensation programs.

We believe that the use of this non-IFRS measure facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative finance or interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting one-time transition charges). We also present this non-IFRS measure because we believe this non-IFRS measure is frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. This non-IFRS financial measure has limitations as an analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit (loss) or other consolidated statements of operation data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•	it does not reflect income taxes or the cash requirements for any tax payments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA do not reflect any cash requirements for such replacements; and

•	other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using EBITDA only as a supplemental measure. The following is a reconciliation of profit for the year to EBITDA:

	Fiscal Year Ended June 30
	2014		2013	2012
	A$	USD$	A$	A$
Statement of Profit or Loss Data
Loss after income tax benefit from continuing operations	(13,596,459)	(12,817,382)	(4,711,294)	(3,883,337)
Interest expense /(income)	(101,012)	(95,224)	201,759	(35,441)
Tax expense/(benefit)	(1,053,905)	(993,516)	(990,594)	(565,849)
Depreciation and Amortization expense	1,224,238	1,154,089	1,067,523	179,433
EBITDA	(13,527,138)	(12,752,033)	(4,432,606)	(4,305,194)

Results of Operations

Comparison of Twelve Months Ended June 30, 2014 to Twelve Months Ended June 30, 2013 for continuing operations

MOKO earned total revenue for the year ended June 30, 2014 of A$8,228,151 ($7,756,678) versus A$15,149,480 in the prior year ended June 30, 2013 and the comparative year included A$9,128,887 from discontinued operations which related to the Mobile Content business segment. The fiscal 2014 revenues from continuing operations increased by 37% to A$8,228,151 ($7,756,678) (fiscal 2013: A$6,020,593). The loss for the fiscal 2014 year was A$13,596,459 ($12,817,382) compared with a fiscal 2013 loss of A$6,278,079 and the comparative year included a loss of A$1,566,785 from discontinued operations. The fiscal 2014 loss from continuing operations increased by 189% to A$13,596,459 ($12,817,382) (fiscal 2013: A$4,711,294).

MOKO’s net asset position at June 30, 2014 was A$11,616,698, ($10,951,061) an increase of 304.3% over the prior year, at A$2,873,372 and largely reflecting the increased cash and equivalent assets, due to proceeds from sales of our stock, of A$9,878,011 up from A$2,519,186.

Revenue

Twelve Months Ended June 30, 2014		Twelve Months Ended June 30, 2013		Increase (Decrease)		% Change
A$	8,228,151	A$	6,020,593	A$	2,207,558	36.7

For fiscal 2014, revenue from continuing operations was represented by Mobile Social of A$882,393 ($831,832), Mobile Content of (A$30,945) ($(29,172), Mobile Advertising of A$3,102,132 ($2,924,380) and Mobile Commerce of A$4,274,571 ($4,029,638).

Mobile Social decreased its revenue to A$882,393 ($831,832) (fiscal 2013: A$1,251,864) given its decreasing focus within our activities and the continuation of divesting of products and services within this operating segment during the year, including the sale of mBuzzy, which was sold in August 2013. Ongoing revenues are earned within this segment from our MOKO-CHAT product in Australia.

The Mobile Content segment did not operate during the period, although a minor negative revenue adjustment of (A$30,945) ($(29,172) was recognised after the sale and cessation of MOKO’s U.K. operations in the fourth quarter of fiscal 2013 (fiscal 2013: A$368,118). There are presently no active plans to re-activate this operating segment.

Mobile Commerce became active on July 1, 2013 when MOKO completed a business combination by acquiring a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (“DIL”) for the purpose of expanding into the growing mobile commerce sector. This acquisition represents the Mobile Commerce segment. During the fiscal year, DIL contributed consolidated revenue of A$4,274,571 ($4,029,638) (fiscal 2013: nil). The second half of fiscal 2014 underperformed the first half due to seasonality fluctuations and challenging competitive conditions.

Mobile Advertising revenue for the fiscal 2014 was A$3,102,132 ($2,924,380) (fiscal 2013: A$4,400,611). The decrease reflected dampening market conditions for the historical business activities of OfferMobi (OM) and a re-positioning by the Board to focus OM as a service provider to customized mobile social advertising projects such as REC*IT, Run-Haven and Blue Nation Review, which are on the cusp of being monetised. Pleasingly, the second half of the fiscal year outperformed the first half as a result of new management and a renewed business model.

We expect consolidated revenues to increase upon commercialization of the customized mobile social advertising projects such as REC*IT, RunHaven and Blue Nation Review towards the end of calendar 2014 and into early 2015, but because these projects are not yet commercialized there remains a material uncertainty over this expectation.

Other income and revenue

Twelve Months Ended June 30, 2014		Twelve Months Ended June 30, 2013		Increase (Decrease)		% Change
A$	386,998	A$	8,813	A$	378,185	4,291.2

For fiscal 2014, Other income and revenue comprises $172,655 ($162,762) of government grant revenue for Mobile Social (fiscal 2013: nil), $109,493 ($103,219) proceeds and gain from the sale of a Mobile Social business, mBuzzy in August 2013 (fiscal 2013: nil), and interest income of $104,850 ($98,842) (fiscal 2013: $8,813) which reflects higher average cash and cash equivalent balances held during the year.

Fair value gained on deferred contingent consideration

Twelve Months Ended June 30, 2014		Twelve Months Ended June 30, 2013		Increase (Decrease)		% Change
A$	383,933	A$	1,829,653	A$	(1,445,720)	(79.0)

For fiscal 2014, the fair value gain on deferred contingent consideration of A$383,933 ($361,934) is the reversal, due to early settlement in October 2013 of previously recognised deferred contingent consideration payable to Howmark Mobile, LLC (‘Howmark’) shareholders in relation to the August 2012 acquisition of the Mobile Advertising business, OfferMobi. For 2013, this comprised the reversal of previously recognised deferred contingent acquisition consideration payable as a result of being unearned. For OfferMobi, A$1,123,843 was unearned consideration which resulted from certain financial performance results in fiscal 2013 being less than required maximum hurdle rates; and for All Night Media Limited (Mobile Content), A$631,572 deferred contingent consideration was cancelled and A$74,238 initial consideration was reimbursed as a result of a post-acquisition agreement with the seller.

Expenses

Twelve Months Ended June 30, 2014		Twelve Months Ended June 30, 2013		Increase (Decrease)		% Change
A$	23,649,446	A$	13,560,947	A$	10,088,499	74.4

Expenses are classified, discussed and analysed below in four sections as (i) costs of providing goods and services,

(ii) selling, general and administrative expenses, (iii) depreciation and amortisation, and (iv) impairment of goodwill.

Costs of providing goods and services

Twelve Months Ended June 30, 2014		Twelve Months Ended June 30, 2013		Increase (Decrease)		% Change
A$	6,536,820	A$	4,330,167	A$	2,206,653	51.0

For fiscal 2014, costs of providing goods and services related to the operating segments of Mobile Social of A$403,260 ($380,153) (2013:A$578,571), Mobile Content of (A$24,974) ($(23,543)) (2013:A$321,046), Mobile Commerce of A$3,092,258 ($2,915,072) (fiscal 2013: nil) and Mobile Advertising of A$3,066,276 ($2,890,578) (fiscal 2013:A$3,430,550). The movement in costs was commensurate with the movement in revenues for Mobile Social and Mobile Advertising. Mobile Commerce had no prior comparative costs as it was acquired on July 1, 2013 and Mobile Content was inactive.

Selling, general and administrative expense

Twelve Months Ended June 30, 2014		Twelve Months Ended June 30, 2013		Increase (Decrease)		% Change
A$	15,888,388	A$	6,676,120	A$	9,212,268	138.0

For fiscal 2014, MOKO’s selling, general and administrative expenses increased as a result of a general expansion in MOKO’s business operations within the Mobile Advertising segment and in the US particularly and the Mobile Commerce segment in Australia as a result of an acquisition. The corporate expenses of the recent NASDAQ listing and share based payments expense, also contributed.

Particularly large increases in expenses for fiscal 2014 versus fiscal 2013 were as follows:

—Legal and professional fees: an increase of A$1,583,476 ($1,492,743) or 96.5% from $1,640,327 in fiscal 2013 to A$3,223,803 ($3,039,079) in fiscal 2014 due primarily to one-off legal and advisory fees in relation to the NASDAQ offering as well as increased accounting, audit and company secretarial fees, share registry fees and a general increase in communications, financial and investment community engagement fees (particularly from within the United States of America).

—Share based payments: an increase of A$4,710,225 ($4,440,329) or 1,083.5% from A$434,743 in fiscal 2013 to A$5,144,968 ($4,850,161) in fiscal 2014 due principally to director and American employee and contractor option issuances as a substitute for cash based remuneration.

—Marketing expenses: an increase of A$988,478 ($931,838) or 308.4% from A$320,481 in fiscal 2013 to A$1,308,959 ($1,233,956) in fiscal 2014 due mostly to the acquisition of DIL which operated as MOKO’s subsidiary for the whole of fiscal 2014 (fiscal 2013: nil) as well as an increase in Mobile Advertising User acquisition costs for the customised mobile social advertising business of A$471,691 ($444,663) (fiscal 2013: nil).

—Administration expenses: an increase of A$695,010 ($655,186) from A$332,800 in fiscal 2013 to A$1,027,810 ($968,916) in fiscal 2014 mostly due to one-off listing and printing fees in relation to the NASDAQ offering and a general increase in insurance costs for US coverage.

The largest cash component of selling, general and administrative expense (employee benefits expenses) increased by A$1,286,074 ($1,212,382) or 51.2% from A$2,510,446 to A$3,796,520 ($3,578,979) in fiscal 2014 due to a large increase in average headcount as a result of the expansion in the Mobile Advertising segment (and particularly in the US) and the Mobile Commerce business segment, via the DIL acquisition. The employee benefits expenses incurred in Mobile Social operating segment declined in fiscal 2014 versus fiscal 2013 as there was a higher segment cost base for part of fiscal 2013 that was subsequently reduced via terminations and re-allocation of remaining costs into Mobile Advertising.

Depreciation and amortisation

Twelve Months Ended June 30, 2014		Twelve Months Ended June 30, 2013		Increase (Decrease)		% Change
A$	1,224,238	A$	1,067,523	A$	156,715	14.7

Depreciation decreased by A$185,063 ($174,459) in fiscal 2014 to A$42,475 ($40,024) due to decreased levels of computer equipment depreciation associated particularly with the mBuzzy disposition. Amortization increased by A$341,778 ($322,194) above the prior year to A$1,181,763 ($1,114,048) due to greater values of finite life intangible assets being held and periodically amortized as a result of the DIL and OfferMobi acquisitions.

Impairment of goodwill

Twelve Months Ended June 30, 2014		Twelve Months Ended June 30, 2013		Increase (Decrease)		% Change
A$	-	A$	1,487,137	A$	(1,487,137)	(100.0)

Impairment of goodwill for fiscal 2014 was nil and for fiscal 2013 was A$1,487,137 which related to the write-down of the previously unrecoverable carrying value of assets for mBuzzy of A$772,675 (which has been subsequently disposed) and All Night Media Limited of A$714,462 after the business reflected post-acquisition underperformance and was legally claimed on by MOKO’s against the seller before being closed down.

Income tax benefit

Twelve Months Ended June 30, 2014		Twelve Months Ended June 30, 2013		Increase (Decrease)		% Change
A$	1,053,905	A$	990,594	A$	63,311	6.4

For fiscal 2014, the income tax benefit from continued operations increased by A$63,311 ($59,683) above fiscal 2013 to A$1,053,905 ($993,516) as a result of the increase in MOKO’s Research and Development tax offset (cash rebate) received from the Australian Taxation Office from A$1,082,953 ($1,020,890) in fiscal 2014 versus A$1,008,231 in fiscal 2013 and a small offsetting current tax expense of A$29,048 ($27,384) in fiscal 2014, versus A$17,637 in fiscal 2013 for other US taxes. MOKO has not and does not recognize the carry forward of unused tax losses and unused tax credits and given it has historically traded unprofitably, it is currently less than probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Subject to continuing to satisfy AusIndustry and Australian Taxation Office regulations and laws, we currently expect to receive concessional income tax treatment in the current financial year similar to that which we have had historically.

Comparison of Twelve Months Ended June 30, 2013 to Twelve Months Ended June 30, 2012 for continuing operations

Revenue

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	6,020,593	A$	1,722,484	A$	4,298,109	249.5%

For fiscal 2013, revenue from continuing operations was represented by Mobile Social of A$1,251,864 plus the two additional operating segments of Mobile Advertising and Mobile Content at A$4,400,611 and A$368,118, respectively.

Mobile Social revenue was derived from multiple products, brands or services during the 2013 fiscal year across Australia, the U.K. and the United States. This result represented a 27.3% decline versus the 2012 fiscal year of A$1,722,484. In late 2012, MOKO Social business was sun-set and deprioritized within the company and several unprofitable products, brands or services were closed.

Given that MOKO stopped several unprofitable properties late in the 2013 fiscal year and no longer invests in a growth marketing budget, and the human resources and infrastructure have been re-deployed into Mobile Advertising, the future revenues of Mobile Social will be materially less than those reported for the 2013 fiscal year and are insignificant to MOKO’s future intentions.

Subsequent to June 30, 2013 reporting date, mBuzzy, which contributed A$79,757 revenue for the 2013 fiscal year was disposed of and its future revenue will be A$0, representing a decline of A$79,757 to the 2013 fiscal year. The revenue for the 2012 fiscal year was A$291,264.

The Mobile Advertising revenue came from the OfferMobi acquisition made in August 2012 and the Mobile Content revenue from the ANM acquisition done in September 2012.

OfferMobi is a mobile adnetwork working with performance based advertisers seeking specific audiences for their offers. OfferMobi additionally works with publishers in identifying the right advertisements/offers for the audience they have. At acquisition, OfferMobi focused pre-dominantly on direct buying relationships and blind, web based advertising in a host of verticals. Revenues were variable and somewhat high risk.

In MOKO’s first post-acquisition year of operations with OfferMobi, for the approximately 11 months of operations in 2013 fiscal year, the revenue results were mixed. During the first half year ended December 31, 2012 and for the approximately five months of trading, the OfferMobi business reported revenues of A$2,889,815, which exceeded expectations largely due to one, short-lived, extraordinary advertising account.

During the second half of the 2013 fiscal year, the mobile advertising market shifted rapidly away from direct buying relationships and into programatic buying (automated inventory fill by algorithm based platforms) and the businesses underperformed. For the six months ended June 30, 2013, OfferMobi reported revenues of A$1,510,796.

The ANM business is now ceased and as such, its future revenue contribution will be A$0 representing a decline to the 2013 fiscal year of A$368,118 .

In the third quarter of 2013, MOKO replaced the incumbent management with more appropriately skilled personnel to transition the focus and strategy of OfferMobi into:

•	monetizing mobile applications and mobile application traffic across a refined vertical set; and

•	positioning the business as a service organization to Customised Mobile Social Advertising projects, and initially REC*IT.

It is expected that the Mobile Advertising revenue will increase in the second six months ending June 30, 2014 and into the 2015 fiscal year provided REC*IT commercialization continues as planned, although we cannot determine if or when our Mobile Advertising business will become profitable.

Other income and revenue

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	8,813	A$	62,627	A$	(53,814)	(85.9)%

For fiscal 2013, other income and revenue from continuing operations was composed of interest earned on cash and cash equivalents whereas in fiscal 2012 interest revenue was higher at A$35,680, reflecting higher average cash and cash equivalent balances during that year, plus A$26,947 in government grant funding which was not received in fiscal 2013.

Fair value gain on deferred consideration

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	1,829,653	A$	—	A$	1,829,653	N/A

For fiscal 2013, fair value gain on deferred consideration was represented by the reversal of previously recognised deferred contingent acquisition consideration payable as a result of being unearned. For OfferMobi, A$1,123,843 was unearned consideration which resulted from certain financial performance results in fiscal 2013 being less than required maximum hurdle rates; and for All Night Media Limited, A$631,572 deferred consideration was cancelled and A$74,238 initial consideration was reimbursed as a result of a post-acquisition agreement with the seller.

Expenses

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	13,560,947	A$	6,234,297	A$	7,326,650	117.5%

Expenses are classified, discussed and analysed below in four sections as (i) costs of providing services, (ii) selling, general and administrative expenses, (iii) depreciation and amortisation, and (iv) impairment of goodwill.

Costs of providing services

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	4,330,167	A$	839,032	A$	3,491,135	416.1%

For fiscal 2013, costs of providing services related to the operating segments of Mobile Social of A$578,571 plus Mobile Advertising and Mobile Content as a result of acquisitions, at A$3,430,550 and A$321,046, respectively. In fiscal 2012, costs of providing services related solely to Mobile Social and were A$839,032.

The decline in Mobile Social costs of providing services in fiscal 2013 largely reflected the commensurate decline in revenue as noted above, although in fiscal 2013 there was a minor decrease as a percentage of revenue. The fiscal 2013 costs of providing services in Mobile Advertising and Mobile Content were A$3,430,550and A$321,046, respectively.

Selling, general and administrative expense

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	6,676,120	A$	5,215,832	A$	1,460,288	28.0%

For fiscal 2013, MOKO’s selling, general and administrative expenses increased as a result of a general expansion in its business operations and commensurate cost base. Particularly large increases versus the 2012 fiscal year on expense items were as follows:

— Legal and professional fees:   an increase of A$1,075,413 or 190.4% from A$564,914 in fiscal 2012 to A$1,640,327 in fiscal 2013 due primarily to high levels of legal and corporate advice and fees in relation to business acquisitions, dispositions or terminations, the establishment and termination of various debt or convertible debt financing transactions such as with Bergen Asset Management and TCA Funds Management (all facilities subsequently re-paid), increased accounting, audit and company secretarial fees, a large increase in communications, financial and investment community engagement fees (particularly from within the United States of America), early stage consultancy fees on establishing REC*IT, as well as preliminary advice relating to corporate considerations and advice for listing on NASDAQ.

— Share based payments:   an increase of A$145,330 or 50.2% from A$289,413 in 2012 to A$434,743 in fiscal 2013 due to an increased use of share based remuneration to directors, employees and suppliers as a substitute for settling the provision of goods or services in cash.

— Exchange loss:   an increase of A$194,037 or 434.3% from A$44,680 in fiscal 2012 to A$238,717 in fiscal 2013 due to net exchange rate movements in underlying foreign currency assets and liabilities to the Australian dollar as a result of increased foreign business operations within MOKO.

— Finance costs:   an increase of A$210,333 from A$239 in fiscal 2012 to A$210,572 in fiscal 2013 due to the utilization of third party convertible and revolving note debt facilities from within the Unites States of America (since repaid and extinguished).

The largest component of selling, general and administrative expense (employee benefits expenses) increased by A$285,545 or 12.8% from A$2,224,901 to A$2,510,446 in 2013 due to an increased average headcount as a result of the new business segments, Mobile Advertising and Mobile Commerce. The employee benefits expenses incurred in Mobile Social operating segment declined in fiscal 2013 due to project terminations and layoffs.

Depreciation and amortization

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	1,067,523	A$	179,433	A$	888,090	494.9%

Depreciation increased by A$156,104 or 218.5% from A$71,434 in fiscal 2012 to A$227,538 due to increased levels of computer equipment depreciation associated particularly with mBuzzy acquisition (now disposed). Amortization increased by A$731,986 or 677.8% from A$107,999 in fiscal 2012 to A$839,985 due to greater values of finite life intangible assets being held (and periodically amortized) by MOKO as a result of acquisitions, particularly that of OfferMobi.

Impairment of goodwill

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	1,487,137	A$	—	A$	1,487,137	N/A

Impairment of goodwill for fiscal 2013 was A$1,487,137 and for fiscal 2012 was A$0. This expense related to the write-down of the previously unrecoverable carrying value of assets for mBuzzy of A$772,675 (which has been subsequently disposed) and All Night Media Limited of A$714,462, after the businesses reflected post-acquisition underperformance, which formed the basis of MOKO’s subsequent claims against the seller and successful cancellation of all acquisition consideration.

Income tax benefit

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	990,594	A$	565,849	A$	424,745	75.1%

For fiscal 2013, the income tax benefit from continued operations increased by A$424,745 or 75.1% from A$565,849 in fiscal 2012 to A$990,594 as a result of the increase in MOKO’s Research and Development tax offset (cash rebate) received from the Australian Taxation Office. The increase primarily reflected a broadening of the Australian taxation legislation to allow, amongst other items, foreign expenditure claims. MOKO has not and does not recognize the carry forward of unused tax losses and unused tax credits and given it has historically traded unprofitably, it is less than probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Subject to continuing to satisfy AusIndustry and Australian Taxation Office regulations and laws, we currently expect to receive concessional income tax treatment in the current financial year similar to that which we had historically.

Discontinued Operations

MOKO’s Mobile Content segment was founded in fiscal 2012 within the United Kingdom (UK) and for fiscal 2012 and 2013 the business was significant to MOKO’s financial results, when the vast majority of financial results came from the AMH Group. Over the second half of fiscal 2013, this segment experienced an increasingly challenging market environment and was becoming cash flow intensive due to the high up-front market costs and lower margins with significant competitor activity, which made sustained growth and profitability unlikely. As a result, the Board resolved to exit the UK and on April 29, 2013 MOKO completed a sale of Antiphony Management Holdings Limited (AMH) and its operating subsidiaries (the AMH Group).

For the 2013 and 2012 fiscal years, a summary of the financial performance of the AMH Group which is classified as discontinued operations is as follows:

Revenue

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	9,128,887	A$	10,909,809	A$	(1,780,922)	16.3%

(Loss)/profit after income tax expense

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	(805,765)	A$	1,451,091	A$	(2,256,856)	155.5%

Loss on disposal after income tax expense

Twelve Months Ended June 30, 2013		Twelve Months Ended June 30, 2012		Increase (Decrease)		% Change
A$	761,020	A$	-	A$	761,020	N/A

Additional information on the discontinuation and disposal of the AMH Group is disclosed at note 33 to our consolidated financial statements beginning on page F-1.

Liquidity and Financial Position

At June 30, 2014, MOKO’s cash and cash equivalents (“cash”) was A$9,878,011 ($9,312,001) (June 30, 2013: A$2,519,186) and the net assets were A$11,616,698 ($10,951,061) (June 30, 2013: A$2,873,372). Working capital (defined as current assets less current liabilities) increased to A$7,523,168 ($7,092,090) (June 30, 2013: (A$1,563,634)) and pertained largely to the increase in balance date cash and to a lesser extent, lower current liabilities.

The operating cash outflow for the year increased by 300% to A$7,067,727 ($6,662,746) (fiscal 2013: A$1,768,876) reflecting the increased losses. Investing cash outflows decreased by 61% to A$699,506 ($659,424) (fiscal 2013: A$1,785,110) due primarily to reduced payments for the acquisition of the OfferMobi business in this year, compared to fiscal 2013. The financing cash inflows increased by 237% to A$15,151,403 ($14,283,228) (fiscal 2013: A$4,496,858) courtesy of net share issue proceeds of A$16,269,600 ($15,337,352) (fiscal 2013: A$3,227,293) and net debt repayment of A$1,118,197 ($1,054,124) (fiscal 2013: net debt proceeds of A$1,269,565).

In addition, as part of its U.S. Initial Public Offering (“U.S. IPO”), on June 27, 2014, MOKO listed 1,100,000 American Depositary Shares on NASDAQ. The public offering price was $7.50 per ADS, representing a total amount raised of $8,250,000 before underwriting commissions and transaction costs. The cash proceeds from the U.S. IPO was received subsequent to year end and does not form part of the cash, net asset or working capital figures noted above.

Our cash and cash equivalents at June 30, 2014 were held for working capital purposes. We do not enter investments for trading or speculative purposes. Accordingly, our cash and cash equivalents are primarily invested in demand deposit accounts with high-grade financial institutions and currently provide only minimal returns.

Outlook

The results of the revised strategy implementation for Mobile Advertising are not yet reflected in MOKO’s operating results or cash flows and these are expected to formulate during the latter part of calendar 2014 year and more fully into 2015.

Sources of Liquidity

To date, we have funded our operations principally through:

•	an initial public offering in Australia on the ASX;

•	private placements or rights issues of our fully paid ordinary shares;

•	issuing equity-linked securities such as convertible notes;

•	taking unsecured loans including from related parties;

•	having a revolving credit facility for our U.S. operations; and

•	an initial public offering in United States of America on NASDAQ.

We have also benefited to a limited extent from the exercise of share options although we expect to do more in the future, as such securities are exercised by holders.

Since our inception and to June 30, 2014 we have raised a total of A$41.7 million ($39.3 million), net of costs and expenses, from the issuance of fully paid ordinary shares through an initial public offering in Australia and numerous subsequent private placements or rights issues.

As of June 30, 2014 our consolidated cash and cash equivalents were A$9,878,011 ($9,312,001).

Additionally, subsequent to June 30, 2014, we received gross financing proceeds of $8,250,000 (before underwriting expenses and transaction costs) on July 1, 2014 from the initial public offering in United States of America on NASDAQ.

We currently hold no outstanding debt having repaid a previously outstanding $850,000 revolving credit facility in July 2013. At June 30, 2014 MOKO’s significant non-cancellable forward commitments relate only to operating lease payments, and total $570,079 which are payable as $228,513 within one year and $341,566 within one year and five years.

Our existing cash and cash equivalents combined with the post balance date inflow from the financial settlement of the initial public offering in United States of America on NASDAQ, are expected to provide sufficient working capital for MOKO for the next twelve months, which we expect will enable MOKO to execute its Customised Mobile Social Advertising strategy and move to profitable and positive cash flow generating operations. However, in the event of delays or the eventuality of other business risks that adversely affect the results from future operations, we are confident that MOKO would be able to raise new equity or debt funding, similar to the ways in which it has previously done so.

Operating and capital expenditure requirements

Our future working capital requirements will depend on many factors, including the rate at which new projects are activated, and the commercialization and monetization success of existing projects within the Customized Mobile Social Advertising strategy. The corresponding amount and timing of our investments in personnel, operating infrastructure and capital equipment as well as the timing and extent of our introduction of new products and product enhancements will further vary our working capital requirements. If our cash and cash equivalents balances and cash flows from operating activities are insufficient to satisfy our liquidity requirements, we may need to raise additional funds through equity, equity-linked or debt financings to support our operations, and such financings may not be available to us on acceptable terms, or at all. We may also need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies, assets or products. If we are unable to raise additional funds when needed, our operations and ability to execute our business strategy could be adversely affected. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing will be dilutive to our shareholders.

Historical cash flows

The following table sets forth our cash flows for fiscal 2014, 2013 and 2012:

	Year ended June 30
	2014		2013		2012
Cash flows used in operating activities	A$	(7,067,727)	A$	(1,768,876)	A$	(3,330,712)
Cash (used in) / provided by investing activities	A$	(699,506)	A$	(1,785,110)	A$	661,679
Cash provided by financing activities	A$	15,151,403	A$	4,496,858	A$	2,392,800

Cash Flows from Operating Activities

Cash flows used in operating activities is primarily influenced by the number of customers or users engaging with our products or services and by the amount of cash we invest in pursuit of growth, personnel and infrastructure to support the anticipated growth of our business. Cash used in operating activities has typically resulted from net losses and from changes in our operating assets and liabilities, particularly in the areas of accounts receivable and accounts payable and accrued expenses, adjusted for non-cash and non-operating expense items such as depreciation and amortization, goodwill impairment, gains or losses on acquisitions and disposals and share-based compensation.

In fiscal 2014, net cash used in operating activities was A$(7,067,727) ($(6,662,746)) and consisted of a net loss of A$(13,596,459) ($(12,817,382)), A$5,926,031 ($5,586,469) in adjustments for non-cash and non-operating items, a disposal gain of A$109,493 ($103,219) on the sale of the mBuzzy business and A$712,194 ($671,385) provided by working capital. Adjustments for non-cash and non-operating items consisted of depreciation and amortization expense of A$1,224,238 ($1,154,089), share-based payments and related costs expense of A$5,144,969 ($4,850,162), a partial offset for non-cash revenue items of A$475,460 ($448,216), which were predominantly fair value gains on deferred acquisition consideration where a liability value that was previously recognized was no longer required, and foreign exchange differences of A$32,284 ($30,434). The working capital cash provided was primarily the result of an increase in payables and provisions of A$1,395,046 ($1,315,110), and an increase in receivables and other assets of A$682,852 ($643,725).

In the twelve months ended June 30, 2013, net cash used in operating activities was A$1,768,876 and consisted of a net loss of A$6,278,079 , A$4,624,572 in adjustments for non-cash and non-operating expense items, which was partially offset by adjustment for a non-cash revenue item of A$1,829,653 and A$1,714,284 of cash provided by working capital. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of A$1,161,869 , goodwill impairment of A$1,487,137 , share-based payments and related costs expense of A$434,743, a loss on disposal of discontinued operations of A$761,020 and foreign exchange differences of A$586,125. The non-cash revenue item represented a fair value gain on deferred acquisition consideration where a liability value no longer required has been previously recognized. The working capital cash provided was largely the result of a decrease in trade and other receivables of A$2,119,368 which was partially offset by a decrease in payables of A$590,960.

The trend for MOKO to have a net use of cash as a result of its operating activities is expected to remain and may increase while the Company pursues the goals of its Customised Mobile Social Advertising business plan. In the short term, it is expected to be necessary to increase project expenditures on technical development resources and sales and marketing resources particularly, which will result in larger operating cash outflows. In addition, customer receipts may trail the expenditure outflows for the development and implementation of the mobile community project applications (which MOKO typically expects to provide for free to its community partners) by periods of between six to twelve months, and this may result in future operating cash flow usage being larger than historical results.

Furthermore, given the realization of customer receipts will reflect MOKO’s successes across multiple business risks in the new business stream of Customised Mobile Social Advertising, the historical results may not reflect future outcomes. Receipts from customers may differ adversely to the historical results and anticipated outcomes, which may further increase the size of operating cash flow usage.

Cash Flows from Investing Activities

In the twelve months ended June 30, 2014, net cash used in investing activities was A$699,506 ($659,424) and consisted of payments for the deferred consideration for the acquisition of the OfferMobi business of A$406,997 ($383,676), payments for disposal of the AMH Group of A$339,996 ($320,514), payments for property, plant and equipment of A$62,006 ($58,453) and a partial offset from proceeds received via the sale of mBuzzy, of A$109,493 ($103,219).

In the twelve months ended June 30, 2013, net cash used in investing activities was A$1,785,110 and consisted of payments for the acquisition of OfferMobi of A$1,444,760 which net of cash acquired for the acquisition of OfferMobi and All Night Media Limited was A$1,352,620 , and the disposal of the operating entities of the Paper Tree Limited group of A$342,636 . Purchases of property, plant and equipment was A$89,854 and historically has not formed a major component of investing cash outflows.

Historically, given the high rate of internal asset generation, investing expenditures on assets has been relatively low, other than by acquisition. This trend may discontinue as MOKO’s customized mobile social advertising business plan gains traction as increased headcount and volumes of data under management are expected to mandate larger capital investment expenditures, particularly on information technology infrastructure.

Conversely, where historically investing activity expenditures for acquisition consideration has been relatively high, this trend may discontinue if no new acquisition activity is undertaken by MOKO as a result of focusing the available cash and cash equivalent resources on the intended execution of the customized mobile social advertising business plan.

Cash Flows from Financing Activities

Our financing activities have consisted primarily of the issuance of fully paid ordinary shares and for the fiscal year ended June 30, 2014 included repayment of a revolving note debt facility.

In fiscal 2014, net cash provided by financing activities was A$15,151,403 ($14,283,228) represented by net proceeds from the issue of ordinary shares of A$16,269,600 ($15,337,352) and net debt repayments of A$1,118,197 ($1,054,124).

For clarity, the cash proceeds from our U.S. Initial Public Offering (“U.S. IPO”), on June 27, 2014 when we listed 1,100,000 American Depositary Shares on NASDAQ, at a public offering price of $7.50 per ADS for a total amount raised of $8,250,000 before underwriting commissions and transaction costs, were received subsequent to the fiscal year ended June 30, 2014.

In fiscal 2013, net cash provided by financing activities was A$4,496,858 represented by net proceeds from the issue of ordinary shares of A$3,227,293 and proceeds from borrowings of A$1,269,565 (which has been fully repaid subsequent to the statement of financial position date).

Contractual Obligations

As of June 30, 2014, our contractual obligations and other commitments were as follows:

	Payments due by period
	Total		Less than 1 year		1 – 3 years		3 – 5 years	More than 5 years
Premises leases	A$	603,941	A$	242,088	A$	361,855	—	—

Effects of Inflation

Inflation generally affects us by increasing costs of raw materials, labor and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our financial statements.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 1 to our consolidated financial statements beginning on page F-1 for a description of our other significant accounting policies.

Share-based payment transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Binomial or Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position.

Fair value and hierarchy of financial instruments

We are required to classify financial instruments, measured at fair value, using a three level hierarchy, being:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

An instrument is required to be classified in its entirety on the basis of the lowest level of valuation inputs that is significant to fair value. Considerable judgment is required to determine what is significant to fair value and therefore which category the financial instrument is placed in can be subjective.

The fair value of financial instruments classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Estimation of useful lives of assets

We determine the estimated useful lives and related depreciation and amortization charges for our property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Goodwill and other indefinite life intangible assets

We test annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1 to our consolidated financial statements beginning on page F-1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows. All cash generating units have been deemed recoverable and not at risk.

Long service leave provision

As discussed in note 1 to our consolidated financial statements beginning on page F-1, the liability for long service leave is recognized and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Business combinations

As discussed in note 1 to our consolidated financial statements beginning on page F-1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalization of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortization reported.

Recent Accounting Pronouncements

As discussed in Note 1 to our consolidated financial statements beginning on page F-1, the financial statements included in this prospectus have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001, as appropriate for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

The following accounting standards and interpretations are applicable for the first time for the fiscal year ended June 30, 2014 and are not expected to have any significant impact on changes to existing accounting policies.

Australian Accounting Standard Number	Title	Issue Date	Operative Date (Annual Reporting Periods beginning on or after)
10	Consolidated Financial Statements	Aug 2011	1 July 2013
12	Disclosure of Interests in Other Entities	Aug 2011	1 July 2013
13	Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13	Sep 2011	1 July 2013
119	Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)	Sep 2011	1 July 2013
127	Separate Financial Statements (Revised), AASB 128 Investments in Associates and Joint Ventures (Reissued) and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards	Aug 2011	1 July 2013
2011-4	Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement	Jul 2011	1 July 2013
2011-9	Amendments to Australian Accounting Standards — Presentation of Items of Other Comprehensive Income [AASB 1, 5, 7, 101, 112, 120, 121, 132, 133, 134, 1039 & 1049]	Sep 2011	1 July 2013
2012-2	Amendments to Australian Accounting Standards - Disclosures - Offsetting Financial Assets and Financial Liabilities	Jun 2012	1 July 2013
2012-5	Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle [AASB 1, AASB 101, AASB 2010-7, AASB 2011-7, AASB 2011-8]	Jun 2012	1 July 2013
2012-10	Amendments to Australian Accounting Standards - Transition Guidance and Other Amendments	Dec 2012	1 July 2013

The following accounting standards and interpretations have been issued but are not yet effective and are not expected to have any significant impact on changes to existing accounting policies.

Australian Accounting Standard Number	Title	Issue Date	Operative Date (Annual Reporting Periods beginning on or after)
9	Financial Instruments	Dec 2010	1 Jan 2017
2012-3	Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities	Jun 2012	1 Jan 2014
2013-3	Amendments to AASB 136 — recoverable Amount Disclosures for Non-Financial Assets	Jun 2013	1 Jan 2014
2013-4	Amendments to Australian Accounting Standards - Novation of Derivatives and Continuation of Hedge Accounting	Jul 2013	1 Jan 2014
2013-5	Amendments to Australian Accounting Standards - Investment Entities	Aug 2013	1 Jan 2014

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

The following discussion sets forth information regarding our directors and executive officers as of October 15, 2014. Our board of directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders at which they are required to submit for re-election in accordance with the terms of our Constitution and the applicable provisions of the Corporations Act, or until their earlier death, retirement, resignation or removal. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years.

Name	Age	Position
Greg McCann	61	Non-Executive Chairman

Ian Rodwell	52	Chief Executive Officer and Managing Director

Johannes De Back	45	Non-Executive Director

Peter Yates	54	Non-Executive Director

Mark Hauser	56	Non-Executive Director (joined 1st February 2014)

Andrew Bursill	43	Company Secretary

Mr McCann is currently the Managing Director and principal of the Excentor Group of companies, an independent software and consulting services supplier to the Asia Pacific region. Greg was previously a partner with Deloitte for 24 years and has held a number of senior leadership roles, including Managing Director for Deloitte Consulting/ICS in Australia, a systems integrator specialising in the implementation of enterprise applications. Mr McCann is also Chairman of Tel.Pacific Limited, former Chairman of NBN Tasmania Limited, and on the Board of the law firm, Lander and Rogers. He is a fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors.

Mr Rodwell is the founder of MOKO Social Media. He has over 23 years of experience in corporate and consumer design and multimedia and has owned and operated several businesses specialising in this field. He has worked in Australia, Singapore, UK and the US, managing projects for many international companies including McKinsey, BMW, UniLever, and MTV. In the consumer area, Mr Rodwell led projects for several of the world’s biggest names in sport including Manchester United FC; The All Blacks; Adidas; and several top tennis stars such as Anna Kournikova and Lleyton Hewitt. His role includes the oversight of all MOKO’s strategic planning and product development.

Mr De Back was formerly the CEO of Cliq Digital and co-founder and CEO of Triscreen Media Group, managing a number of companies providing interactive media solutions. Mr De Back previously worked as a lawyer for several international firms, specialising in mergers and acquisitions with a focus on telecom, media and entertainment. In 1999 he co-founded Telitas Benelux, one of the first and most successful mobile content providers in Europe. In 2002 Telitas was sold to Index for €50 million, and Johannes went on to form the Triscreen Media Group, which has built six offices worldwide with activity in over 35 countries. In 2010, Triscreen Media merged with Blinck International B.V. to form Cliq Digital.

Peter is Deputy Chairman of The Myer Family Investments Pty Ltd, a Director of AIA Australia Limited and MOKO.mobi. He is Chairman of the Royal Institution of Australia, the Australian Science Media Centre, the Faculty of Business and Economics at Melbourne University, the Royal Children’s Hospital Foundation and the Shared Value Project and Deputy Chairman of Asialink. Peter is a Director of the Royal Children’s Hospital, the Centre of Excellence for Quantum Computation and Communication Technology and the Centre for Independent Studies. From 2004-2007 Peter was Managing Director of Oceania Capital Partners and held the position of Chief Executive Officer of Publishing and Broadcasting Limited from 2001-2004. Until 2001 he worked in the Investment Banking industry including 15 years with Macquarie Bank. He holds a Doctorate of the University from Murdoch University, a Masters degree from Stanford University Graduate School of Business and a Commerce degree from Melbourne. He speaks Japanese, having studied at Keio University in Tokyo. Peter has been a director of Publishing and Broadcasting, Crown Ltd, Foxtel Ltd, The Nine Network, Ninemsn, ticketek, Veda Ltd, Oceania Capital Partners Ltd, the National Portrait Gallery, The Melbourne International Arts Festival, the Australian Chamber Orchestra and the Australia-Japan Foundation. In the June 2011 Queen’s Birthday Honours, Peter was awarded a Member of the Order of Australia for service to education, to the financial services industry and to a range of arts, science and charitable organisations. Peter has notified the Company of his retirement by rotation at the Company’s next annual general meeting of shareholders to be held on November 17, 2014.

Mr. Hauser is a Senior Managing Director of OFS Management, the manager of OFS Capital Corp., a publicly listed business development company. Mr. Hauser founded and leads the firm’s small business investment fund which makes loans and structured equity investments to private family businesses. Mr. Hauser is also the founder and Managing Director of Tamarix Capital Corporation. Tamarix invests in private, family-owned businesses assisting them in their growth strategies, both in the United States and internationally. Previously, he was a Senior Managing Director at Sandell Asset Management, a multi-strategy fund where he headed the global private equity business. Prior to Sandell, Mr. Hauser was a Managing Director at FdG Associates, a private equity fund focused on investing in family-owned businesses. He has served as an officer and on the boards of directors of numerous public and private companies and he has been a guest speaker and participated on panels involving global middle-market private equity investing and issues facing family businesses. Mr. Hauser began his career as a corporate attorney, practicing with Rogers & Wells in New York, Simons & Baffsky in Sydney, and Simmons & Simmons in London. He holds a Bachelor of Economics Degree and a Bachelor of Law Degree from Sydney University and a Master of Law Degree from the London School of Economics & Political Science. He has served on the boards of various philanthropic organizations and is a member of various clubs and societies including Young Presidents Organization/World Presidents Organization and The Economic Club of New York.

Andrew Bursill has been the Company Secretary since 2007. Mr. Bursill holds a Bachelor of Agricultural Economics from the University of Sydney and is a Chartered Accountant, qualifying with PriceWaterhouse (now part of PricewaterhouseCoopers). Since commencing his business of providing outsourced Chief Financial Officer and Company Secretary services in 1998, Mr. Bursill has acted as CFO, Company Secretary and/or Director for numerous ASX listed, unlisted public and private companies, in a range of industries covering mineral exploration, oil and gas exploration, biotechnology, technology, medical devices, retail, venture capital and wine manufacture and distribution. In addition to his position of Company Secretary at MOKO Social Media Limited, Mr. Bursill is a Director, and Company Secretary of Argonaut Resources Limited and Tamboran Resources Limited, and is Company Secretary of Aguia Resources Limited, Austral Gold Limited, Eagle Nickel Limited, Elk Petroleum Limited, and Gladiator Resources Limited, in addition to a number of other unlisted public and private companies.

B.  Compensation

Employment Agreements

The compensation we paid to all current directors and executive officers (including the Company Secretary) for the year ended June 30, 2014 was A$3,804,717 ($3,586,707) and on an individual basis in A$ is set forth in the tables below.

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
Fiscal 2014	Salary & Fees	Consultancy Fees	Bonus	Other	Super- annuation	Retirement benefits	Shares	Options	Total A$
(A$’s)
G McCann[1]	91,533	—	—	—	8,467	—	492,305	459,046	1,052,251
P Yates	30,000	—	—	—	—	—	—	91,809	121,809
J De Back [2]	22,500	39,000	—	—	—	—	—	1,154,571	1,216,071
M Hauser[3]	18,094	—	—	—	—	—	—	99,519	117,613
I Rodwell [4]	300,387	—	45,767	4,419	28,309	—	—	918,092	1,296,973
A W Bursill[5]	—	—	—	—	—	—	—	—	—
TOTAL	462,514	39,000	45,767	4,419	36,775	—	492,305	2,723,037	3,804,717

1.	G McCann’s remuneration was paid in his capacity as a Non-Executive Director and did not change during his temporary occupation as Executive Chairman in 2014 for the purposes and completion of the NASDAQ listing.
2.	J De Back, director, is a director of Dutchman Capital who provided consulting services to MOKO until September 30, 2013. The contract between MOKO and Dutchman Capital was based on normal commercial terms.
3.	Mark Hauser was appointed as a Non-Executive Director on February 1, 2014 and prior to which, he provided consulting services to MOKO for two years until January 31, 2014. The consulting contract between MOKO and Mark Hauser was based on normal commercial terms and this remuneration is not included.
4.	I Rodwell was paid STI of A$22,883 excluding superannuation in June 2014 upon Rec*IT launch and A$22,884 excluding superannuation in June 2014 upon NASDAQ listing. In 2013 year, I Rodwell was paid A$49,196 to reduce leave entitlements.
5.	A W Bursill, company secretary, is an associate of Franks & Associates Pty Ltd who provides Company secretarial services to MOKO. The contract between MOKO and Franks & Associates is based on normal commercial terms. A total of A$97,793 (2013: A$49,892) was received by Franks & Associates in relation to this contract for the year.

Share Based Compensation

We use two practices for granting share based compensation to executive directors, senior executives and employees. Share options (listed and unlisted) to purchase our ordinary shares are issued periodically at the board’s discretion and Performance Shares may also be issued under a Performance Share Plan.

Option Compensation

As of June 30, 2104, our unissued ordinary shares subject to options totaled 209,731,886 as follows.

Class	Expiry Date	Exercise Price in A$	Number of Options
Unlisted Options	30-Jun-15	$0.04	2,000,000
Unlisted Options	30-Nov-15	$0.10	500,000
Unlisted Director Options	30-Jul-16	$0.042	10,000,000
Unlisted Employee Options	31-Jul-16	$0.06	750,000
Unlisted Employee Options	31-Jul-16	$0.17	4,250,000
Unlisted Options	24-Oct-15	$0.155	3,450,000
Unlisted Director Options	28-Nov-15	$0.40	16,000,000
Unlisted Director Options	28-Nov-15	$0.10	6,400,000
Unlisted Options	30-Jun-15	$0.03	1,000,000
Unlisted Options	30-Jun-15	$0.04	1,000,000
Unlisted Options	30-Jun-15	$0.02	1,000,000
Unlisted Options	30-Jun-15	$0.11	1,000,000
Unlisted Options	31-Jan-16	$0.20	2,000,000
Listed Options (MKBOA)	13-Jun-15	$0.05	145,811,886
Unlisted Options Over American Depositary Shares	Refer to table below*		14,570,000
Total			209,731,886

* Options granted American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Expiry Date	Exercise Price (per ADS in US$)	Number of Options	Number of Options
Unlisted Employee Options	30-Jun-16	$2.00	25,000	1,000,000
Unlisted Employee Options	30-Jun-16	$3.00	25,000	1,000,000
Unlisted Employee Options	31-Dec-14	$2.00	25,000	1,000,000
Unlisted Employee Options	31-Dec-14	$4.00	25,000	1,000,000
Unlisted Employee Options	31-Dec-15	$6.00	25,000	1,000,000
Unlisted Employee Options	30-Jun-16	$7.50	25,000	1,000,000
Unlisted Employee Options	31-Dec-14	$3.70	5,000	200,000
Unlisted Employee Options	31-Dec-14	$1.85	25,000	1,000,000
Unlisted Employee Options	31-Dec-15	$4.07	25,000	1,000,000
Unlisted Employee Options	31-Dec-16	$6.28	25,000	1,000,000
Unlisted Employee Options	30-Jun-16	$7.50	41,750	1,670,000
Unlisted Employee Options	31-Dec-14	$6.29	25,000	1,000,000
Unlisted Employee Options	30-Jun-16	$6.66	2,500	100,000
Unlisted Employee Options	30-Jun-16	$7.50	11,250	450,000
Unlisted Employee Options	30-Jun-16	$6.80	6,250	250,000
Unlisted Employee Options	31-Dec-14	$5.55	7,500	300,000
Unlisted Employee Options	31-Dec-14	$5.55	7,500	300,000
Unlisted Employee Options	31-Dec-15	$5.55	7,500	300,000
Unlisted Employee Options	30-Jun-16	$4.00	25,000	1,000,000
Total			364,250	14,570,000

C.  Board Practices

Board Committees and Practices

Our Board has an audit committee and compensation committee, a copy of the relevant charters of which are available on MOKO’s website. Peter Yates and Mark Hauser each satisfy the “independence” requirements of the NASDAQ Marketplace Rules and, accordingly we are currently in compliance with applicable SEC rules as well as the NASDAQ Marketplace Rules in this regard in light of applicable transition rules applicable to issuers such as MOKO.

Audit Committee

The audit committee oversees and monitors the company’s accounting and financial reporting processes and the audit and integrity of the Company’s financial statements.

The audit committee has had the following three members: Mark Hauser who is the chairman and an independent Non-Executive Director, Peter Yates (non-independent Non-Executive Director) and Ian Rodwell (CEO and Managing Director). Yates and Hauser satisfies the “independence” requirements of the NASDAQ Marketplace Rules. The audit committee is responsible for, among other things:

•	Selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	Reviewing and approving all proposed related-party transactions;
•	Discussing the annual audited financial statements with management and the independent auditors;
•	Reviewing the adequacy and effectiveness of the Company’s internal control policies and procedures;
•	Reviewing and discuss guidelines and policies with respect to risk assessment and risk management;
•	Annually reviewing and reassessing the adequacy of our audit committee charter;
•	Meeting separately and periodically with management and the independent auditors;
•	Reviewing such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time; and
•	Reporting regularly to the full Board of Directors.

Compensation Committee

The compensation (remuneration) committee assists the Board in reviewing and approving the compensation forms and structure of MOKO’s Directors and officers.

The compensation committee has had the following three members: chairman Peter Yates (non-independent Non-Executive Director), Greg McCann (non-independent Non-Executive Director) and Mark Hauser (independent Non-Executive Director). Yates and Hauser satisfies the “independence” requirements of the NASDAQ Marketplace Rules. Our compensation committee assists our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers.

The compensation committee is responsible for, among other things:

•	Reviewing and determining the compensation package for our senior executives;
•	Reviewing and making recommendations to our board with respect to the compensation of our directors;
•	Reviewing and approving officer and director indemnification and insurance matters;
•	Reviewing and approving any employee loan in an amount equal to or greater than $20,000;
•	Reviewing periodically and approving any long term incentive compensation or equity plans, and
•	Programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Code of Ethics

We adopted a Code of Business Conduct and Ethics in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K that constitutes our code of ethics for our principal executive officer, our principal financial and accounting officer and our other senior financial officers. The Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A printed copy of the Code of Business Conduct and Ethics may be obtained free of charge by writing to Mr. Andrew Bursill, Company Secretary MOKO Social Media Limited, Suite 4, Level 9, 341 George Street, Sydney, New South Wales, 2000 Australia, and is available on our website.

Duties of Directors

Under Australian law, our directors have a duty to act honestly, in good faith and in the best interests of all shareholders. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their fiduciary duty to the shareholders of MOKO, our directors must ensure compliance with our Constitution. MOKO shareholders may have the right to seek damages from either MOKO, the directors personally, or both, if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of the company and mortgaging the property of the company;
•	executing checks, promissory notes and other negotiable instruments on behalf of the company;
•	maintaining or registering a register of mortgages, charges or other encumbrances of the company; and
•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable.

Interested Transactions

Provided that a director has fully disclosed his or her material personal interest to all of our other directors and received the necessary approval or authorization of the majority of disinterested directors, such director may vote, attend a board meeting or sign a document in respect of any contract or transaction in which he or she is interested.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time up to the aggregate limit that is approved by shareholders from time to time. That limit currently is A$250,000, but excludes any remuneration payable to a director who is employed by the Company in an executive role, such as Mr. Rodwell. In addition, each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

Under our Constitution, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Following completion of this offering, we plan to continue to pay our directors annual fees consistent with our existing practise whereby fixed aggregate non-employee fees are fixed at no more than A$250,000 per annum. We may also from time to time issue options to purchase ordinary shares (or ADSs as applicable), in amounts and on terms to be determined by our board of directors or a committee thereof.

Other than non-employee directors, we do not compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

The following table sets forth the cash compensation for future services expected to be paid to our non-employee directors.

Compensation
Annual Stipend
Director – (U.S. residents)	$40,000 per annum
Director – (non U.S. residents)	A$30,000 per annum
Chairman	A$100,000 per annum

D.  Employees

As of the end of June 30, 2014, we had 45 full time equivalent employees, including independent contractors. Our employees are all contracted to us through individual employment agreements. Management considers labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

At June 30, 2014
Function:
Technical and product development	11
Sales, Marketing and operations	27
Corporate, Finance and administration	7
Total:	45
Geography:
Australia	19
United States of America
United Kingdom	26
Total:	45

E.  Share Ownership

See Item 6.A and 6.B above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table sets forth information with respect to the beneficial ownership of the Ordinary Shares as of September 30, 2014 by each person who beneficially owns more than 5% of Ordinary Shares and each officer, each director and all officers and directors as a group.

Ordinary Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The address of each director and executive officer shown in the table below is Suite 4, Level 9, 341 George Street, Sydney, New South Wales, 2000, Australia.

Name of Beneficial Owner	Beneficial Ownership of our Ordinary Shares (1)		Percentage of Class (1)
Greg McCann	25,944,444	(2)	3%

Ian Rodwell	16,032,917	(3)	2%

Johannes De Back	56,697,710	(4)	7%

Peter Yates	55,327,957	(5)	7%

Mark Hauser	8,000,000	(6)	1%

Andrew Bursill	386		*

All directors and executive officers as a group (6 persons)	162,003,414		20%

*	less than 1%
(1)	On September 30, 2014, MOKO’s ordinary shares on issue total 600,557,003 and ordinary shares issuable upon the exercise of outstanding options are 208,027,974.
(2)	Includes 12,500,000 ordinary shares issuable upon the exercise of outstanding options. Does not include 20,000,000 performance shares issued to Mr. McCann on November 28, 2013 following approval by MOKO’s shareholders at the annual general meeting held on November 26, 2013 as the performance event has not been met.
(3)	Includes 10,325,000 ordinary shares issuable upon the exercise of outstanding options.
(4)	Includes 16,400,000 ordinary shares issuable upon the exercise of outstanding options.
(5)	Includes 7,164,555 ordinary shares issuable upon the exercise of outstanding options.
(6)	Represents 8,000,000 ordinary shares issuable upon the exercise of outstanding options.

B.  Related Party Transactions

We have not during the most recently completed financial year entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as indicated below:

Andrew Bursill, Company secretary, is also an associate of Franks & Associates Pty Ltd, who provides accounting and secretarial services to MOKO. The contract between MOKO and Franks & Associates is based on standard commercial terms. The Company’s paid an aggregate of A$97,793 to Franks & Associates for the fiscal 2014.

On August 16, 2012, the Company entered into an agreement with Mr. McCann for up to A$80,000 in funding by issuance of convertible notes. The convertible notes were to be repayable in full at maturity, being six months from date of issuance. At the discretion of MOKO, at any time during the term, the convertible notes could be repaid in ordinary shares at an issue price of A$0.04 per share, subject to shareholder approval. On December 14, 2012, following shareholder approval at MOKO’s annual general meeting, convertible notes of A$80,000 were repaid by way of issuance of 2,000,000 fully paid ordinary shares.

On December 7, 2012, Messrs. De Back and Yates each subscribed for a twelve month, 10% convertible note in principal amount of A$100,000 which is convertible at MOKO’s discretion at A$0.04 per share and with 10% additional penalty interest at conversion, subject to shareholder approval. Mr. Yates was repaid in the form of 2,500,000 fully paid ordinary shares as part of MOKO’s rights issue, which closed on June 4, 2013. Mr. De Back was paid in the form of 2,500,000 fully paid ordinary shares as part of MOKO’s rights issue, which closed on September 11, 2013.

On March 5, 2012, Mr. Hauser was contracted as a strategic and financing corporate consultant to MOKO for a 24 month period from January 1, 2012 through 2014. Under the contract, Mr. Hauser was remunerated with a total of 8,000,000 unlisted options over ordinary MOKO shares, for services provided and in lieu of retainer fees, priced at the then prevailing share price at the beginning of each quarter. The estimated fair value of the options received by Mr. Hauser in the 2014 fiscal year was A$99,519.

On May 2, 2013, Messrs. McCann, De Back and Yates agreed to advance a total of A$265,000 as an interest free unsecured loan to MOKO, with an option to the loan against future rights issues undertaken by MOKO. On June 4, 2013, following the closing of MOKO’s rights issue, convertible notes totaling A$165,000 were repaid by way of the issuance of 4,125,000 fully paid ordinary shares and 4,125,000 options exercisable at A$0.05 each on or before June 13, 2015. Mr. De Back’s convertible notes totaling A$100,000 were repaid by way of the issuance of 2,500,000 fully paid ordinary shares and 2,500,000 options exercisable at A$0.05 each on or before June 13, 2015.

On July 1, 2013, MOKO completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Limited (“DIL”). The business combination was made for the purpose of MOKO expanding into the growing mobile commerce sector. The share acquisition included a purchase of shares from a MOKO non-executive director, Mr. Johannes De Back, who after the acquisition has no further equity interest in DIL. Acquisition date fair value of total consideration transferred was A$40,000. The fair value consideration was settled by way of issue of 400,000 options exercisable at $0.10 each on or before November 28, 2015.

Under the terms of the acquisition, MOKO was also granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which loan bears interest of 10% per annum and is repayable on arms-length terms. On November 7, 2013, Mr. Johannes De Back executed a personal letter of support to indemnify DIL in respect of its debts to a total liability value of A$500,000 and which may only be revoked with DIL’s prior written agreement.

During the year ended June 30, 2014, Mr. De Back provided consulting services to MOKO through Dutchman Capital, of which he is a director, on normal commercial terms, for which Dutchman Capital was paid $39,000 in fees (2013: $156,045).

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Australian dollars and are prepared in accordance with IFRS.

Audited Financial Statements

Our consolidated financial statements for the 2014, 2013 and 2012 fiscal years ended June 30th as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Policy on Dividend Distributions

The Company has not paid any dividends on its outstanding ordinary shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The payment of dividends in the future, if any, is within the discretion of the Board of Directors of Dynasty and will depend upon our earnings, our capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Not Applicable.

B.  Plan of Distribution

Not Applicable.

C.  Markets

Our American Depositary Shares are listed on NASDAQ under the symbol MOKO. The closing price for the ADSs on September 30, 2014 on NASDAQ was $5.85 per ADS.

	High	Low
Quarter Ended	(US$ per ADS)
September 30, 2014	$7.56	$5.29
Month Ended
July 2014	$7.56	$6.75
August 2014	$7.00	$5.95
September 2014	$6.25	$5.39
October 2014 (through October 30)	$5.85	$4.88

The principal trading market for our ordinary shares is the ASX in Australia, where the ordinary shares have been listed since June 2007. Prior to July 2014, ADSs representing the ordinary shares traded on the OTCBB in the U.S., although the trading was inactive and illiquid.  The following table sets forth, for the periods indicated, the reported high and low closing prices on the ASX for our ordinary shares in Australian dollars. See “Exchange Rate Information” for the exchange rates applicable to the periods set forth below.

	High	Low
Year Ended	(A$ per share)
June 30, 2010	0.12	0.05
June 30, 2011	0.09	0.04
June 30, 2012	0.05	0.02
June 30, 2013	0.05	0.02
Quarter Ended
September 30, 2012	0.04	0.03
December 31, 2012	0.03	0.02
March 31, 2013	0.05	0.02
June 30, 2013	0.04	0.02
September 30, 2013	0.13	0.04
December 31, 2013	0.31	0.12
March 31, 2014	0.33	0.20
June 30, 2014	0.25	0.13
Month Ended
January 2014	0.33	0.21
February 2014	0.25	0.20
March 2014	0.25	0.21
April 2014	0.23	0.16
May 2014	0.19	0.14
June 2014	0.26	0.17

Status of Outstanding Ordinary Shares. As of September 30, 2014, we had a total of 600,557,003 Ordinary Shares issued and outstanding.

Options and Warrants. See Item 6.B above.

Holders. Based upon information available from the ASX, as of September 30, 2014, we had 4,188 holders of record of the ordinary shares, of which 6 had registered addresses in the U.S. and held a total of 6,458,165 ordinary shares. The principal Melbourne office of National Australia Bank, as custodian, is the registered holder for the holders of ADSs representing ordinary shares. According to the principal Melbourne office of National Australia Bank’s registry, there was one registered holder of ADSs representing 12,106,520 ordinary shares as of September 30, 2014. Holders of record of having registered addresses in the U.S., together with the registered holders of ADSs representing ordinary shares in the principal Melbourne office of National Australia Bank’s registry, held an aggregate of approximately 3.1% of the total number of ordinary shares outstanding on such date. The above numbers may not be representative of the actual number of U.S. beneficial holders or the number of ordinary shares beneficially held by U.S. persons.

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.  Memorandum and Articles of association

The description of certain terms and provisions of our Constitution is incorporated by reference to our Registration Statement filed on Form F-1 (File No. 333-196073) filed with the SEC and as declared effective on June 26, 2014.

C.  Material Contracts

During the fiscal years ended June 30, 2014 and 2013, the Company entered into the material contracts listed below, the material provisions of which are described under Item 4.B. above:

Letter of Agreement between American Intramural Sports Group LLC and the Registrant dated March 4, 2013

License and Services Agreement between IMLeagues LLC and the Registrant dated October 10, 2013

Asset Purchase Agreement dated August 10, 2012 between Howmark Mobile LLC and the Registrant

 Memorandum dated April 9, 2013, as revised on April 15, 2013

 Memorandum of Confirmation dated October 2013

 Second Memorandum of Confirmation dated November 2013

 Clarification Agreement dated as of April 30, 2014

D.  Exchange controls

Not applicable.

E. Taxation

Australian Tax Consequences

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as is currently in effect, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or ordinary shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of our ADSs or ordinary shares.

References to “MOKO” in this section headed “Australian Tax Consequences” refer to MOKO Social Media Limited.

Nature of ADSs for Australian Taxation Purposes

Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian resident holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax already paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders may (subject to the relevant tax treaties — see below) be subject to dividend withholding tax, but only to the extent the dividends are not franked. Unfranked dividends paid to a non-Australian shareholder are subject to withholding tax at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement. In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled, is 15%, where the U.S. resident is not a company or holds less than 10% of the voting rights in the applicable company, or 5% where the U.S. resident is a company and holds 10% or more of the voting rights in the applicable company. The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where our ADSs are effectively connected to a permanent establishment or a fixed base carried on by the holder of our ADSs in Australia and through which that holder carries on business.

Tax on Sales or other Dispositions of Shares — Capital Gains Tax (CGT)

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our ADSs or ordinary shares, unless they, together with associates, hold 10% or more of MOKO’s issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of those ADSs or shares at the time of disposal are wholly or principally attributable to Australian real property assets.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Previously, certain shareholders, such as individuals were entitled to a discount of 50% for capital gains on shares held for greater than 12 months. However, as part of the 2012 – 2013 Federal Budget measures, the Australian Government announced changes to the application of the CGT discount for foreign resident individuals on taxable Australian assets, including shares. These changes became effective on June 29, 2013.

The effect of these changes is to:

•	Retain access to the full CGT discount for discount capital gains of foreign resident individuals in respect of the increase in the value of a CGT asset that occurred before May 9, 2013; and

•	Remove the CGT discount for discount capital gains for foreign resident individuals that arise after May 8, 2013.

Foreign resident individuals will still have access to a discount on discount capital gains accrued prior to May 8, 2012 provided they choose to obtain a market valuation for their assets as at that date.

Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account

Some non-Australian resident shareholders may hold shares or ADSs on revenue rather than on capital account, for example, share traders. These shareholders may have the capital gains made on the sale or other disposal of the shares or ADSs included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares or ADSs held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non-Australian resident individuals. Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder was a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Conduit Foreign Income (CFI)

CFI is that part of MOKO’s earnings which are derived from operations located outside Australia. Australian withholding tax is not payable on unfranked dividends to non-Australian resident shareholders, to the extent that those dividends represent CFI. To the extent that MOKO’s revenues are earned from operations located outside Australia, no franking credits will be available.

Stamp Duty

A transfer of shares or ADSs of a company listed on the ASX — as is MOKO — is not subject to Australian stamp duty except in some circumstances where one person, or associated persons, acquires 90% or more of the shares.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares or ADSs. The disposal of inherited shares or ADSs by beneficiaries may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares or ADSs will not incur Australian goods and services tax and does not require a shareholder to register for Australian goods and services tax purposes.

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares. As used in this discussion, references to “we,” “us” or “our” refer to MOKO Social Media Limited.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ADSs or ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our ADSs or ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our ADSs or ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares (including as a result of ownership of our ADSs);

•	persons that acquired our ADSs or ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ADSs or ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	passive foreign investment companies; or

•	controlled foreign corporations.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. This discussion also assumes that our ADSs will represent only ordinary shares in us and will not represent cash or any other type of property. For U.S. federal income tax purposes, a holder of our ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions also would be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released, or by future actions of the U.S. Treasury Department.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ADSs or ordinary shares. This discussion also does not address the tax treatment of any taxes, fees or expenses that may be payable by an ADS holder pursuant to the Deposit Agreement. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ADSs or ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our ADSs or ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our ADSs or ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES. EACH HOLDER OF OUR ADSs OR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on ADSs or Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid in respect of our ADSs or ordinary shares. A cash distribution on our ADSs or ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ADSs or ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ADSs or ordinary shares.

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “— Taxation on the Disposition of ADSs or Ordinary Shares” below) provided that (a) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Double Taxation Convention between Australia and the United States (the “U.S.-Australia Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if our ADSs and ordinary shares are not readily tradable on an established securities market, and we are not eligible for the benefits of the U.S.-Australia Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares (including ADSs) are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although our ADSs are currently listed on the NASDAQ Global Market, we cannot guarantee that our ADSs will continue to be listed and traded on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ADSs or ordinary shares.

If an Australian withholding tax applies to cash dividends paid to a U.S. Holder on our ADSs or ordinary shares, as discussed in “Australian Tax Consequences” above, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such Australian tax applies to any such dividends, a U.S. Holder may be entitled to certain benefits under the U.S.-Australia Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-Australia Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Australian tax and their eligibility for the benefits of the U.S.-Australia Tax Treaty.

Taxation on the Disposition of ADSs or Ordinary Shares

Upon a sale or other taxable disposition of our ADSs or ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in our ADSs or ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for our ADSs or ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If an Australian capital gains or income tax applies to any gain from the disposition of our ADSs or ordinary shares by a U.S. Holder, as discussed in “Australian Tax Consequences” above, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such Australian tax applies to any such gain, a U.S. Holder may be entitled to certain benefits under the U.S.-Australia Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-Australia Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Australian tax and their eligibility for the benefits of the U.S.-Australia Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ADSs or ordinary shares, subject to certain limitations and exceptions. Under recently issued Treasury Regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund (“QEF”) rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ADSs or ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries, we do not expect to be treated as a PFIC for our 2013 taxable year (fiscal 2014). However, because we have not performed a definitive analysis as to our PFIC status for our 2013 taxable year, there can be no assurance with respect to our status as a PFIC for such taxable year, our current taxable year (fiscal 2015) or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ADSs or ordinary shares, and the U.S. Holder did not make either a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ADSs or ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs or ordinary shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our ADSs or ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for our ADSs or ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

•	In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to our ADSs or ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ADSs or ordinary shares, and the special tax and interest charge rules do not apply to such ADSs or ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ADSs or ordinary shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ADSs or ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ADSs or ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ADSs or ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ADSs or ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above with respect to such ADSs or ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ADSs or ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares, the PFIC rules discussed above will continue to apply to such ADSs or ordinary shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a “purging election” to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold our ADSs or ordinary shares for their fair market value on the “qualification” date. The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ADSs or ordinary shares on the qualification date. A purging election generally creates a deemed sale of such ADSs or ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ADSs or ordinary shares by the amount of gain recognized and will also have a new holding period in its ADSs or ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ADSs or ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ADSs or ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ADSs or ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of its taxable year over the adjusted tax basis in its ADSs or ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ADSs or ordinary shares over the fair market value of its ADSs or ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of our ADSs or ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ADSs are currently listed on the NASDAQ Global Market, we cannot guarantee that our ADSs will continue to be listed and traded on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our ADSs or ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ADSs or ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ADSs or ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ADSs or ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ADSs or ordinary shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to our ADSs or ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ADSs or ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on our ADSs or ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ADSs or ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ADSs or ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to cash dividends paid on our ADSs or ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ADSs or ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H.  Documents on display

Documents concerning us that are referred to in this document may be inspected at our registered office at Suite 4, Level 9, 341 George Street, Sydney, New South Wales, 2000 Australia.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Australia with limited liability. We are incorporated in Australia because of certain benefits associated with being an Australian company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, Australia has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Australian companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

We conduct a significant portion of our current operations in Australia and a substantial portion of our assets are located in Australia. We have appointed MOKO.Mobi, Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Any final and conclusive monetary judgment obtained against us in United States courts, for a definite sum, may be treated by the courts of Australia as a cause of action in itself so that no retrial of the issues would be necessary prior to the enforcement of that judgment, provided that an Australian court was satisfied that:

•	the United States court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•	the judgment given by the United States court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of us;

•	in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in Australia would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

I.  Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We do not use derivative financial instruments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Expenses Payable Under the Deposit Agreement For Our ADSs

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates
$0.05 (or less) per ADS	•	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.05 (or less) per ADSs per calendar year	•	Depositary services
Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other services providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D. Material Modifications to the Rights of Security Holders.

None.

E. Use of Proceeds.

The following “Use of Proceeds” information relates to our initial U.S. public offering of 44,000,000 ordinary shares in the form of 1,100,000 ADSs at a public offering price of $7.50 per ADS, thereby raising gross proceeds of approximately US$8.25 million.  The registration statement on Form F-1 (File No. 333-170471) for our initial public offering was declared effective by the SEC on June 26, 2014.  On July 1, 2014, we completed our public offering after 1,100,000 ADSs were sold.   Chardan Capital Markets, LLC and Northland Capital Markets were the underwriters for our initial public offering.  We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately $6,272,500.  None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. The underwriters did not exercise their overallotment option.

From July 1, 2014 to September 30, 2014, we have not yet used any of the net proceeds and as of September 30, 2014, we had approximately $6,272,500 left from the net proceeds of the offering.

ITEM 15.     CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the June 30, 2014. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of June 30, 2014 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation report of the registered public accounting firm

Not applicable.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Mark Hauser, is an independent financial expert serving on our audit committee.

ITEM 16B.  CODE OF ETHICS.

The Company has adopted a Code of Conduct that applies to its Chief Executive Officer and all of its directors, officers and employees, or persons performing similar functions. A copy of our Code of Conduct is available at its website. Any future changes to the Code of Conduct will be posted on the Company’s website or filed as an exhibit to a report filed with the SEC within five business days of the change being effective.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2014 and 2013 by BDO East Coast Partnership and other BOD international offices, the Company’s principal accounting firm.

Accountant Fees and Services	2014		2013
Audit Fees	A$	318,537	A$	130,000
Audit Related Fees (F1 review)	A$	200,019	A$	-
Tax Fees	A$	10,790	A$	-
All Other Fees		-		-
	A$	529,346	A$	130,000

Audit Fees

The audit fees for the years ended June 30, 2014 and 2013, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

Tax Fees

Tax fees for the years ended June 30, 2014 and 2013, respectively, were paid for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

Other Fees

Not applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE.

Subject to certain exceptions, NASDAQ permits foreign private issuers to follow home country governance practices in lieu of the practices mandated by NASDAQ rules, provided that the foreign private issuer furnishes NASDAQ with a letter from home country counsel confirming that the practices that will be followed are not prohibited by home country law. Set forth below is a brief description of certain NASDAQ requirements and the Australian corporate practice or the Australian Securities Exchange requirement that we follow in lieu of the NASDAQ rule.

•	We seek exemption from the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Neither Australian law nor the ASX Listing Rules require executive sessions of the independent directors. Accordingly, we seek to claim this exemption.

•	We seek exemption from NASDAQ’s quorum requirements applicable to meetings of shareholders. Consistent with Australian law, our Constitution provides that three shareholders present shall constitute a quorum for a general meeting. NASDAQ requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to NASDAQ’s quorum requirements, we seek to claim this exemption.

•	We seek exemption from the NASDAQ requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ to the NASDAQ requirements, with the former requiring prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules), (iii) issuance to directors or their associates acquiring securities under any circumstances, other than in their sole capacity as an existing security holder, (iv) issues that are likely to alter the nature or scale of the issuer and (v) issues that are or will result in one shareholder acquiring voting power (as that term is defined in Australian law) in more than 20%by number of the shares in the issuer’s capital. Applicable Australian law, ASIC Regulatory Guidelines and ASX Listing Rules also provide for executive and employee equity incentive plans involving the issue of shares or other securities to directors and employees being capped at, in aggregate, 5% of the total number of shares on issue (on a fully diluted basis). Otherwise, the company may be required to issue a prospectus in regard to any such issue.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1*	Constitution of the Registrant, as currently in effect
1.2*	Certificate of Registration on Change of Name dated February 28, 2007
1.3*	Certificate of Registration on Change of Name dated December 18, 2008
2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.2)
2.2*	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts
2.3*	Form of Warrant issued to Northland Capital Markets
4.1*	2014 U.S. Omnibus Securities and Incentive Plan
4.2+*	Letter of Agreement between American Intramural Sports Group LLC and the Registrant dated March 4, 2013
4.3+*	License and Services Agreement between IMLeagues LLC and the Registrant dated October 10, 2013
4.4*	Asset Purchase Agreement dated August 10, 2012 between Howmark Mobile LLC and the Registrant
4.5*	Memorandum dated April 9, 2013, as revised on April 15, 2013
4.6*	Memorandum of Confirmation dated October 2013
4.7*	Second Memorandum of Confirmation dated November 2013
4.8*	Clarification Agreement dated as of April 30, 2014
8.1*	List of Subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*   Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-161602).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOKO SOCIAL MEDIA LIMITED

By:	/s/ Ian Rodwell	By:	/s/ Greg McCann
Name: Ian Rodwell		Name: Greg McCann
Title: Chief Executive Officer (Principal Executive		Title: Chairman (Principal Financial and Accounting
Officer)		Officer)
Date: October 31, 2014		Date: October 31, 2014

Independent Auditor’s Report

To the Board of Directors and stockholders of Moko Social Media Limited

We have audited the accompanying consolidated financial statements of Moko Social Media Limited and its subsidiaries, which comprise the consolidated balance sheets as of June 30, 2013 and 2014, and the related consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for the three years ended June 30, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moko Social Media Limited and its subsidiaries as of June 30, 2013 and 2014, and the results of their operations and their cash flows for three years ended June 30, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO

BDO EAST COAST PARTNERSHIP

Sydney, Australia

31 October 2014

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Consolidated
	Note	2014	2013	2012
		$	$	$

Revenue from continuing operations	5	8,228,151	6,020,593	1,722,484
Interest income	5	104,850	8,813	35,680
Other Income and revenue		282,148	-	26,947
Fair value gain on deferred consideration		383,933	1,829,653	-
Expenses
Cost of providing goods and services		(6,536,820)	(4,330,167)	(839,032)
Computer expenses		(566,858)	(665,957)	(863,926)
Marketing expenses		(1,308,959)	(320,481)	(500,861)
Travel and entertainment expenses		(566,259)	(202,815)	(324,640)
Occupancy expenses		(198,236)	(119,262)	(46,199)
Administration expenses		(1,027,810)	(332,800)	(356,059)
Exchange loss		(142,664)	(238,717)	(44,680)
Finance costs		(3,838)	(210,572)	(239)
Legal and professional fees	6	(3,223,803)	(1,640,327)	(564,914)
Employee benefits expenses	6	(3,796,520)	(2,510,446)	(2,224,901)
Share based payments	6	(5,144,968)	(434,743)	(289,413)
Depreciation and amortisation		(1,224,238)	(1,067,523)	(179,433)
Other expenses	6	91,527	-	-
Impairment of goodwill		-	(1,487,137)	-

Loss before income tax expense from continuing operations	7	(14,650,364)	(5,701,888)	(4,449,186)
Income tax benefit		1,053,905	990,594	565,849

Loss after income tax expense from continuing operations		(13,596,459)	(4,711,294)	(3,883,337)
Profit/(Loss) after income tax expense from discontinued operations	33	-	(1,566,785)	1,451,091

Loss after income tax expenses for the year		(13,596,459)	(6,278,079)	(2,432,246)

Other comprehensive income
Exchange differences on translation of foreign operations		(244,676)	853,663	-
Total comprehensive loss for the year		(13,841,135)	(5,424,416)	(2,432,246)

Total comprehensive loss for the year is attributable to:
Continuing operations		(13,841,135)	(3,857,631)	(3,883,337)
Discontinued operations		-	(1,566,785)	1,451,091
Total comprehensive loss for the year		(13,841,135)	(5,424,416)	(2,432,246)

Loss attributable to:
Owners of the Company		(13,472,361)	(6,278,079)	(2,432,246)
Non-controlling interests		(124,098)	-	-
		(13,596,459)	(6,278,079)	(2,432,246)
Total comprehensive income attributable to:
Owners of the Company		(13,717,037)	(5,424,416)	(2,432,246)
Non-controlling interests		(124,098)	-	-
		(13,841,135)	(5,424,416)	(2,432,246)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Consolidated
	Note	2014	2013	2012
		$	$	$

Earnings per share from continuing operations attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	28 (b)	(2.85)	(1.54)	(3.00)

Earnings per share from discontinued operations attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	28 (c)	-	(0.51)	1.12

Earnings per share for loss attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	28 (d)	(2.85)	(2.05)	(1.88)

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Consolidated
	Note	2014	2013
		$	$
Current assets
Cash and cash equivalents	8	9,878,011	2,519,186
Trade and other receivables	9	784,872	823,898
Other current assets	10	441,696	153,236
Total current assets		11,104,579	3,496,320

Non-current assets
Property, plant and equipment	11	87,726	72,662
Intangible assets	12	3,613,433	4,410,248
Deferred tax asset	7	427,719	-
Total non-current assets		4,128,878	4,482,910
Total assets		15,233,457	7,979,230

Current liabilities
Deferred contingent consideration	14	-	1,430,252
Trade and other payables	15	2,563,611	1,814,544
Borrowings	16	-	1,136,390
Employee benefits	17	276,920	134,048
Provisions	18	-	264,912
Income tax provision		740,880	279,808
Total current liabilities		3,581,411	5,059,954

Non-current liabilities
Employee benefits	17	35,348	45,904
Total non-current liabilities		35,348	45,904
Total liabilities		3,616,759	5,105,858

Net assets		11,616,698	2,873,372

Equity
Issued capital	19	41,679,662	24,656,473
Reserves	20	8,990,804	3,674,208
Accumulated losses	21	(38,929,670)	(25,457,309)
Non-controlling interest		(124,098)	-
Total equity		11,616,698	2,873,372

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Consolidated	Issued capital	Foreign currency translation reserve	Option reserves	Accumulated losses	Non- controlling interest	Total
	$	$	$	$	$	$
Balance at 30 June 2011	15,603,025	-	1,989,462	(16,746,984)	-	845,503
Loss after income tax expense for the year	-	-	-	(2,432,246)	-	(2,432,246)
Other comprehensive income	-	-	-	-	-	-
Total comprehensive loss for the year	-	-	-	(2,432,246)	-	(2,432,246)
Transactions with owners in their capacity as owners
Issue of shares	5,313,465	-	-	-	-	5,313,465
Capital raising costs	(268,683)	-	-	-	-	(268,683)
Convertible notes	37,750		(37,750)			-
Share based payments	-	-	472,905	-	-	472,905
Foreign exchange	-	(38,815)	-	-	-	(38,815)
Balance at 30 June 2012	20,685,557	(38,815)	2,424,617	(19,179,230)	-	3,892,129
Loss after income tax expense for the year	-		-	(6,278,079)	-	(6,278,079)
Other comprehensive income for the year, net of tax	-	853,663	-	-	-	853,663
Total comprehensive loss for the year, net of tax	-	853,663	-	(6,278,079)	-	(5,424,416)
Transactions with owners in their capacity as owners
Issue of shares	4,228,250	-	-	-	-	4,228,250
Capital raising costs	(257,334)	-	-	-	-	(257,334)
Share based payments	-	-	434,743	-	-	434,743
Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	-	2,873,372
Loss after income tax expense for the period	-	-	-	(13,472,361)	(124,098)	(13,596,459)
Other comprehensive income for the year, net of tax	-	(244,676)	-	-	-	(244,676)
Total comprehensive loss for the year, net of tax	-	(244,676)	-	(13,472,361)	(124,098)	(13,841,135)
Transactions with owners in their capacity as owners
Issue of shares	18,546,936	-	-	-	-	18,546,936
Share based payments – Shares	160,000	-	-	-	-	160,000
Capital raising costs	(1,683,747)	-	-	-	-	(1,683,747)
Share based payments – Options	-	-	5,561,272	-	-	5,561,272
Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Consolidated
	Note	2014	2013	2012
		$	$	$

Cash flows from operating activities

Net receipts from customers		9,190,127	19,685,705	10,941,130
R&D tax offset received		1,082,953	1,008,231	566,742
Export market development grant received		172,655	-	26,947
Payments to suppliers and employees		(17,502,785)	(22,365,381)	(14,901,458)
Interest received		24,485	8,813	35,927
Interest and other finance costs paid		(35,162)	(95,727)	-
Income taxes paid		-	(10,517)	-
Net cash used in operating activities	23	(7,067,727)	(1,768,876)	(3,330,712)

Cash flows from investing activities
Proceeds from sale of business		109,493	-	-
Payment for acquisition of business, net of cash acquired		(406,997)	(1,352,620)	839,608
Payment for property, plant and equipment		(62,006)	(89,854)	(177,929)
Payments for disposal of subsidiary	33	(339,996)	(342,636)	-
Net cash used in investing activities		(699,506)	(1,785,110)	661,679

Cash flows from financing activities

Proceeds from issues of shares		17,427,067	3,456,961	2,607,275
Share issue transaction cost		(1,157,467)	(229,668)	(214,475)
Proceeds from borrowings		-	1,269,565	-
Repayment of borrowings		(1,118,197)	-	-
Net cash provided by financing activities		15,151,403	4,496,858	2,392,800

Net increase in cash held		7,384,170	942,872	(276,233)

Cash and cash equivalents at beginning of the year		2,519,186	1,573,783	1,925,626

Effects of exchange rate changes on cash		(25,345)	2,531	(75,610)
Cash and cash equivalents at end of the year	8	9,878,011	2,519,186	1,573,783

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Reporting entity

MOKO Social Media Limited (the Company) is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2014 (‘fiscal 2014’ or ‘2014’) comprises the Company and its subsidiaries (together referred to as the Consolidated Entity). The Consolidated Entity is involved in tailored digital publishing of mobile applications for common interest groups, within the youth and young adult demographic, in the United States of America.

The consolidated financial statements were authorised for issue by the Board of Directors on 30 September 2014.

Basis of preparation

Statement of compliance

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

New accounting standards and interpretations

The Consolidated Entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have generally not been early adopted, unless stated otherwise.

Any significant impact on the accounting policies of the Consolidated Entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Consolidated Entity.

The following Accounting Standards and Interpretations are most relevant to the Consolidated Entity:

AASB 2011-9 Amendments to Australian Accounting Standards - Presentation of Items of Other Comprehensive Income

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

The Consolidated Entity has applied AASB 2011-9 amendments from 1 July 2013. The amendments requires grouping together of items within other comprehensive income on the basis of whether they will eventually be 'recycled' to the profit or loss (reclassification adjustments). The change provides clarity about the nature of items presented as other comprehensive income and the related tax presentation. The amendments also introduced the term 'Statement of profit or loss and other comprehensive income' clarifying that there are two discrete sections, the profit or loss section (or separate statement of profit or loss) and other comprehensive income section.

AASB 10 Consolidated Financial Statements

The Consolidated Entity has applied AASB 10 from 1 July 2013, which has a new definition of 'control'. Control exists when the reporting entity is exposed, or has the rights, to variable returns from its involvement with another entity and has the ability to affect those returns through its 'power' over that other entity. A reporting entity has power when it has rights that give it the current ability to direct the activities that significantly affect the investee's returns. The Consolidated Entity not only has to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes.

AASB 12 Disclosure of Interests in Other Entities

The Consolidated Entity has applied AASB 12 from 1 July 2013. The standard contains the entire disclosure requirement associated with other entities, being subsidiaries, associates, joint arrangements (joint operations and joint ventures) and unconsolidated structured entities. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in AASB 127 'Consolidated and Separate Financial Statements', AASB 128 'Investments in Associates', AASB 131 'Interests in Joint Ventures' and Interpretation 112 'Consolidation - Special Purpose Entities'.

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

The Consolidated Entity has applied AASB 13 and its consequential amendments from 1 July 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the 'exit price' and provides guidance on measuring fair value when a market becomes less active. The 'highest and best use' approach is used to measure non-financial assets whereas liabilities are based on transfer value. The standard requires increased disclosures where fair value is used.

AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)

The Consolidated Entity has applied AASB 119 and its consequential amendments from 1 July 2013. The standard eliminates the corridor approach for the deferral of gains and losses; streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in other comprehensive income; and enhances the disclosure requirements for defined benefit plans.

The standard also changed the definition of short-term employee benefits, from 'due to' to 'expected to' be settled within 12 months. Annual leave that is not expected to be wholly settled within 12 months is now discounted allowing for expected salary levels in the future period when the leave is expected to be taken.

AASB 127 Separate Financial Statements (Revised), AASB 128 Investments in Associates and Joint Ventures (Reissued) and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

The Consolidated Entity has applied AASB 127, AASB 128 and AASB 2011-7 from 1 July 2013. AASB 127 and AASB 128 have been modified to remove specific guidance that is now contained in AASB 10, AASB 11 and AASB 12 and AASB 2011-7 makes numerous consequential changes to a range of Australian Accounting Standards and Interpretations. AASB 128 has also been amended to include the application of the equity method to investments in joint ventures.

AASB 2012-2 Amendments to Australian Accounting Standards - Disclosures - Offsetting Financial Assets and Financial Liabilities

The Consolidated Entity has applied AASB 2012-2 from 1 July 2013. The amendments enhance AASB 7 'Financial Instruments: Disclosures' and requires disclosure of information about rights of set-off and related arrangements, such as collateral agreements. The amendments apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

New accounting standards and interpretations (continued)

AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle

The Consolidated Entity has applied AASB 2012-5 from 1 July 2013. The amendments affect five Australian Accounting Standards as follows: Confirmation that repeat application of AASB 1 'First-time Adoption of Australian Accounting Standards' is permitted; Clarification of borrowing cost exemption in AASB 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with AASB 101 'Presentation of Financial Statements'; Clarification that servicing of equipment is covered by AASB 116 'Property, Plant and Equipment', if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in AASB 132 'Financial Instruments: Presentation' should be accounted for in accordance with AASB 112 'Income Taxes'; and clarification of the financial reporting requirements in AASB 134 'Interim Financial Reporting' and the disclosure requirements of segment assets and liabilities.

AASB 2012-10 Amendments to Australian Accounting Standards - Transition Guidance and Other Amendments

The Consolidated Entity has applied AASB 2012-10 amendments from 1 July 2013, which amends AASB 10 and related standards for the transition guidance relevant to the initial application of those standards. The amendments clarify the circumstances in which adjustments to an entity's previous accounting for its involvement with other entities are required and the timing of such adjustments.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement

The Consolidated entity has applied 2011-4 from 1 July 2013, which amends AASB 124 'Related Party Disclosures' by removing the disclosure requirements for individual key management personnel ('KMP'). Corporations and Related Legislation Amendment Regulations 2013 and Corporations and Australian Securities and Investments Commission Amendment Regulation 2013 (No.1) now specify the KMP disclosure requirements to be included within the directors' report.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Consolidated Entity only. Supplementary information about the parent entity is disclosed in Note 26.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of MOKO Social Media Limited as at 30 June 2014 and the results of all subsidiaries for the year then ended. MOKO Social Media Limited and its subsidiaries together are referred to in these financial statements as the 'Consolidated Entity' or ‘MOKO’.

Subsidiaries are all those entities over which the Consolidated Entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The effects of potential exercisable voting rights are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Consolidated Entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Consolidated Entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. Refer to the 'business combinations' accounting policy for further details. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income and statement of financial position of the Consolidated Entity. Losses incurred by the Consolidated Entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the Consolidated Entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Consolidated Entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments, is the Board of Directors.

Foreign currency translation

Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is MOKO Social Media Limited’s functional and presentation currency.

The functional currencies of the overseas subsidiaries are as follows:

Entity	Functional currency
MOKO.mobi Inc	United States Dollars (USD)
All Night Media Ltd	Great British Pounds (GBP)

The functional currencies of the overseas subsidiaries are translated to the presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the statement of profit or loss and other comprehensive income, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of profit or loss and other comprehensive income.

Exchange differences arising on translation of foreign operations are transferred directly to the Company’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the statement of profit or loss and other comprehensive income in the period in which the operation is disposed.

Revenue and other income

Revenue is recognised when it is probable that the economic benefit will flow to the Consolidated Entity and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Revenue is recognised gross with amounts payable to carriers and aggregators as a cost of sale. This accurately represents the Consolidated Entity’s relationship with its carriers as being the “principal” rather than “agent” as noted in AASB 118 — “Revenue”.

MOKO generates revenue from its customers who are the individually contracted mobile users engaging in MOKO’s mobile social networks or using its community and chat products, typically via pre-paid, monthly, subscriptions which are billed directly to user’s mobile phone accounts, enabling them to access and participate in our mobile chat and share communities. Given the short subscription period and the inability to cancel mid-month, revenue is recognised when paid by the carriers to MOKO each month.

‘Carriers’ are individual telecommunication service providers, who typically have their own network and are consumer facing in the marketplace, who provide MOKO’s customers.

All revenue is stated net of the amount of goods and services tax (GST).

Rendering of services

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Sale of goods

Sale of goods revenue is recognised at the point of sale, which is where the customer has taken delivery of the goods, the risks and rewards are transferred to the customer and there is a valid sales contract. Amounts disclosed as revenue are net of sales returns and trade discounts.

Interest

Interest revenue is recognised on a proportional basis to the interest rates applicable to the financial assets.

Other income

Other income is recognised when it is received or when the right to receive payment is established.

Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Consolidated Entity will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the statement of profit or loss and other comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Discontinued operations

A discontinued operation is a component of the Consolidated Entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.

Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are generally due for settlement within 30 days. Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is raised when there is objective evidence that the Consolidated Entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the impairment is recognised in the statement of profit or loss and other comprehensive income.

Other receivables are recognised at amortised cost, less any provision for impairment.

Property, plant and equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment are measured on the cost basis. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets.

Depreciation

The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives to the Company commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Furniture and fittings	11½% - 30%
Computer equipment	37½% - 60%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains or losses are included in the statement of profit or loss and other comprehensive income.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership at the end of the lease term.

 Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight line basis over the term of the lease.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of acquisition. Intangible assets acquired separately are initially recognised at cost. Intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from de-recognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangibles are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Goodwill

Goodwill arises on the acquisition of a business combination. Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

The amortisation rates used for each class of amortisable assets are:

Class of fixed asset	Amortisation rate (1)
Intellectual Property	20% - 50% per annum
Customer Database	100% per annum
Capitalised product development	50% per annum
Customer contracts	50% per annum
Software	50% per annum

(1)	Straight line amortisation is used as this reflects the periods over which the Consolidated Entity expects to realise the benefits from the underlying assets

Research and development

Research costs are expensed in the period in which they are incurred. Development costs are capitalised when it is probable that the project will be a success considering its commercial and technical feasibility; the Consolidated Entity is able to use or sell the asset; the Consolidated Entity has sufficient resources; and intent to complete the development and its costs can be measured reliably. Capitalised development costs are amortised on a straight line basis over the period of their expected benefit.

Customer contracts

Customer contracts acquired in a business combination are amortised on a straight line basis over the period of their expected benefit

Software

Software costs associated with software are deferred and amortised on a straight line basis over the period of their expected benefit.

Customer database

Customer database acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Trade and other payables

These amounts represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Compound financial instruments

Compound financial instruments issued by the Consolidated Entity comprise convertible notes that can be converted to share capital at the option of the Consolidated Entity, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method until extinguished on conversion or upon the instruments reaching maturity. The equity component of a compound financial instrument is not measured subsequent to initial recognition. Distributions to the convertible note holders are recognised against equity.

Employee benefits

Provision is made for the Consolidated Entity’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the government bond discount rates with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share based payments

When goods or services received are acquired in a share-based payment transaction, they are recognised as expenses or assets, as determined by the nature of the goods or services received, over the vesting period attached to the equity instrument acquired in the transaction. A corresponding increase is recognised in equity.

The goods or services are measured by reference to the fair value of goods or services received, or where this is not possible, indirectly, by reference to the fair value of the equity instrument acquired at grant date.

The fair value of securities provided to directors and employees is determined by reference to the fair value of the equity instrument granted.

Issued capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

On the acquisition of a business, the Consolidated Entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Consolidated Entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition date. The difference between the acquisition date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer's previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value and at which time the business combination accounting is final.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

New accounting standards and interpretations that are not yet mandatory

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Consolidated Entity for the annual reporting period ended 30 June 2014, unless noted below. The Consolidated Entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the Consolidated Entity, are set out below.

AASB 9 Financial Instruments and its consequential amendments

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2017 and completes phases I and III of the IASB's project to replace IAS 39 (AASB 139) 'Financial Instruments: Recognition and Measurement'. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. Chapter 6 'Hedge Accounting' supersedes the general hedge accounting requirements in AASB 139 and provides a new simpler approach to hedge accounting that is intended to more closely align with risk management activities undertaken by entities when hedging financial and non-financial risks. The Consolidated Entity will adopt this standard and the amendments from 1 July 2017 but the impact of its adoption is yet to be assessed by the Consolidated Entity.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

 AASB 2012-3 Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities

The amendments are applicable to annual reporting periods beginning on or after 1 January 2014.The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in AASB 132 'Financial Instruments: Presentation', by clarifying the meaning of 'currently has a legally enforceable right of set-off'; and clarifies that some gross settlement systems may be considered to be equivalent to net settlement. The adoption of the amendments from 1 July 2014 will not have a material impact on the Consolidated Entity.

AASB 2013-3 Amendments to AASB 136 - Recoverable Amount Disclosures for Non-Financial Assets

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014, however Moko has elected to early adopt, from 1 January 2014. The disclosure requirements of AASB 136 'Impairment of Assets' have been enhanced to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposals. The adoption of these amendments from 1 January 2014 has resulted in additional disclosure of the discount rate is used in measuring recoverable amounts where a present value technique was used.

AASB 2013-4 Amendments to Australian Accounting Standards - Novation of Derivatives and Continuation of Hedge Accounting

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014 and amends AASB 139 'Financial Instruments: Recognition and Measurement' to permit continuation of hedge accounting in circumstances where a derivative (designated as hedging instrument) is novated from one counter party to a central counterparty as a consequence of laws or regulations. The adoption of these amendments from 1 July 2014 will not have a material impact on the Consolidated Entity.

AASB 2013-5 Amendments to Australian Accounting Standards - Investment Entities

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014 and allow entities that meet the definition of an 'investment entity' to account for their investments at fair value through profit or loss. An investment entity is not required to consolidate investments in entities it controls, or apply AASB 3 'Business Combinations' when it obtains control of another entity, nor is it required to equity account or proportionately consolidate associates and joint ventures if it meets the criteria for exemption in the standard. The adoption of these amendments from 1 July 2014 will have no impact on the Consolidated Entity.

Annual Improvements to IFRSs 2010-2012 Cycle

These amendments are applicable to annual reporting periods beginning on or after 1 July 2014 and affects several Accounting Standards as follows: Amends the definition of 'vesting conditions' and 'market condition' and adds definitions for 'performance condition' and 'service condition' in AASB 2 'Share-based Payment'; Amends AASB 3 'Business Combinations' to clarify that contingent consideration that is classified as an asset or liability shall be measured at fair value at each reporting date; Amends AASB 8 'Operating Segments' to require entities to disclose the judgements made by management in applying the aggregation criteria; Clarifies that AASB 8 only requires a reconciliation of the total reportable segments assets to the entity's assets, if the segment assets are reported regularly; Clarifies that the issuance of AASB 13 'Fair Value Measurement' and the amending of AASB 139 'Financial Instruments: Recognition and Measurement' and AASB 9 'Financial Instruments' did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amount, if the effect of discounting is immaterial; Clarifies that in AASB 116 'Property, Plant and Equipment' and AASB 138 'Intangible Assets', when an asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount (i.e. proportional restatement of accumulated amortisation); and Amends AASB 124 'Related Party Disclosures' to clarify that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a 'related party' of the reporting entity. The adoption of these amendments from 1 July 2014 will not have a material impact on the Consolidated Entity.

Annual Improvements to IFRSs 2011-2013 Cycle

These amendments are applicable to annual reporting periods beginning on or after 1 July 2014 and affects four Accounting Standards as follows: Clarifies the 'meaning of effective IFRSs' in AASB 1 'First-time Adoption of Australian Accounting Standards'; Clarifies that AASB 3 'Business Combination' excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; Clarifies that the scope of the portfolio exemption in AASB 13 'Fair Value Measurement' includes all contracts accounted for within the scope of AASB 139 'Financial Instruments: Recognition and Measurement' or AASB 9 'Financial Instruments', regardless of whether they meet the definitions of financial assets or financial liabilities as defined in AASB 132 'Financial Instruments: Presentation'; and Clarifies that determining whether a specific transaction meets the definition of both a business combination as defined in AASB 3 'Business Combinations' and investment property as defined in AASB 140 'Investment Property' requires the separate application of both standards independently of each other. The adoption of these amendments from 1 July 2014 will not have a material impact on the Consolidated Entity.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 2: Financial risk management

Financial risk management objectives

The Consolidated Entity's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimise the potential adverse effects on the financial performance. The Consolidated Entity's uses derivative financial instruments such as forward foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The Consolidated Entity's uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board.

Market risk

Foreign currency risk

The Consolidated Entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

In order to protect against exchange rate movements, the Consolidated Entity has entered into forward foreign exchange contracts. These contracts are hedging highly probable forecasted cash flows for the ensuing financial year.

The maturity, settlement amounts and the average contractual exchange rates of the Consolidated Entity's outstanding forward foreign exchange contracts at the reporting date was as follows:

	Sell Australian dollars		Average exchange rates
	2014	2013	2014	2013
	$	$
Buy US dollars
Maturity:
0 - 3 months	-	271,680	-	0.9202

The carrying amounts of the Consolidated Entity's foreign currency denominated financial assets and financial liabilities at the reporting date, expressed in Australian dollars, were as follows:

	Assets		Liabilities
	2014	2013	2014	2013
	$	$	$	$
Consolidated
United States dollars	5,109,454	2,149,674	2,222,685	935,404
Great British pounds	14,655	151,562	205,106	554,713
	5,124,109	2,301,236	2,427,791	1,490,117

Sensitivity analysis

The Consolidated Entity had net assets denominated in foreign currencies of $2,696,318 (assets $5,124,109 less liabilities $2,427,791) as at 30 June 2014 (2013 net assets: of $811,118 (assets $2,301,236 less liabilities $1,490,117)). Based on this exposure, had the Australian dollar weakened by 10%/strengthened by 5% (2013: weakened by 10%/strengthened by 5%) against these foreign currencies with all other variables held constant, the Consolidated Entity's loss before tax for the year would have been $269,632 higher/$134,816 lower (2013: $81,112 higher/$40,556 lower). The percentage change is the expected overall volatility of the significant currencies, which is based on management's assessment of reasonable possible fluctuations taking into consideration movements over the last 6 months each year and the spot rate at each reporting date. The actual foreign exchange loss for the year ended 30 June 2014 was $142,664 (2013: loss of $462,918).

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 2: Financial risk management (continued)

Price risk

The Consolidated Entity is not exposed to any significant price risk.

Interest rate risk

The Consolidated Entity’s income and operating cash flows are not materially exposed to changes in market interest rates.

At the reporting date the interest rate profile of the Consolidated Entity’s interest bearing financial instruments was:

	30-Jun-14		30-Jun-13
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Variable rate instruments
Cash at bank	2.03%	2,824,011	2.60%	2,495,186

Fixed rate instruments
Term deposits	3.60%	7,000,000
Term deposits	3.45%	30,000
Term deposits	3.80%	24,000	4.55%	24,000
		9,878,011		2,519,186

Cash flow sensitivity analysis for variable rate instruments

A change of 75 basis points in interest rates would increase or decrease the Consolidated Entity’s loss by $74,085 (2013: $18,894), based on the cash at bank at reporting date and calculated on an annual basis. The Board assessed a 75 basis point movement as being reasonably possible based on short term historical movements. This analysis assumes that all other variables remain constant.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Consolidated Entity. For the Company, it arises from receivables due from subsidiaries.

The Consolidated Entity does not hold any credit derivatives to offset its credit exposure.

The Consolidated Entity trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Consolidated Entity’s policy to securitise its trade and other receivables.

Trade and other receivables

It is the Consolidated Entity's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their credit rating, financial position, past experience and industry reputation, noting that the majority of counter parties are large telecommunication organisations.

In addition, receivable balances are monitored on an ongoing basis and as a result that the Consolidated Entity’s experience of bad debts has not been significant.

The Consolidated Entity does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the Consolidated Entity.

Liquidity risk

Vigilant liquidity risk management requires the Consolidated Entity to maintain sufficient liquid assets (mainly cash and cash equivalents) to be able to pay debts as and when they become due and payable.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 2: Financial risk management (continued)

The Consolidated Entity manages liquidity risk by maintaining adequate at call cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the Consolidated Entity's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. All liabilities were non-derivative and non-interest bearing.

Consolidated - 2014	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Non-derivatives
Non-interest bearing
Trade payables	-	1,594,143	-	-	-	1,594,143
Other payables	-	969,468	-	-	-	969,468
Total non-derivatives		2,563,611	-	-	-	2,563,611

Consolidated - 2013	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Non-derivatives
Non-interest bearing
Trade payables	-	743,285	-	-	-	743,285
Other payables	-	1,071,259	-	-	-	1,071,259

Interest bearing – fixed rate
Convertible notes	10%	205,699	-	-	-	205,699
Revolving line of credit	12%	930,691	-	-	-	930,691
Total non-derivatives		2,950,934	-	-	-	2,950,934

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

The fair values of financial assets and liabilities are determined in accordance with generally accepted pricing models based on estimated future cash flows. The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the financial statements approximate their fair values.

AASB 7 Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

Deferred contingent consideration liability is measured and recognised at fair value at 30 June 13 and is classified as level 3.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 3: Critical accounting estimates and judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-based payment transactions

The Consolidated Entity measures the cost of equity-settled transactions with directors, employees and limited suppliers, by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a Binomial, Black-Scholes or other estimation model such as a trinomial barrier option model after taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgement. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtors financial position.

Fair value and hierarchy of financial instruments

The Consolidated Entity is required to classify financial instruments, measured at fair value, using a three level hierarchy, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs). An instrument is required to be classified in its entirety on the basis of the lowest level of valuation inputs that is significant to fair value. Considerable judgement is required to determine what is significant to fair value and therefore which category the financial instrument is placed in can be subjective.

The fair value of financial instruments classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Estimation of useful lives of assets

The Consolidated Entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Goodwill and other indefinite life intangible assets

The Consolidated Entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Long service leave provision

Per note 1, the liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Business combinations

As discussed in note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the Consolidated Entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported, when the accounting is finalised.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 4: Segment information

MOKO Social Media Limited is organized into four operating segments: Mobile Social, Mobile Advertising, Mobile Content and Mobile Commerce. These operating segments are based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers ('CODM')) in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

The CODM reviews EBITDA (earnings before interest, tax, depreciation and amortization). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.

The information reported to the CODM is on at least a monthly basis.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products

Mobile Advertising	MOKO’s own proprietary mobile performance ad network and customised mobile publishing division

Mobile Content	MOKO’s UK division that bundles and sells mobile content and entertainment products direct to mobile consumers (discontinued and inactive)

Mobile Commerce	MOKO’s subsidiary e-commerce platform. Sales volumes and average revenue per user grew via diversified marketing channels and product range

Intersegment receivables, payables and loans

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment receivables, payables and loans are eliminated on consolidation.

Basis of segmentation

The basis of segmentation for the 2014 financial year changed where general administrative and corporate expenses are now allocated to Mobile Advertising rather than to Mobile Social where they were previously. The 2013 and 2012 prior periods have been restated. This change is effective 1 July 2013 and reflects the Board’s view that Mobile Advertising now consumes the general administrative and corporate resources of the Group consistent with MOKO’s narrowed strategic focus.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 4: Segment information (continued)

Operating segment information

Continuing operations
Consolidated - 30 June 2014	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$
Total segment revenue	3,102,132	882,393	(30,945)	4,274,571	-	8,228,151

EBITDA	(13,865,990)	575,052	(25,778)	(210,422)	-	(13,527,138)

Depreciation and amortisation	(1,224,238)	-	-	-	-	(1,224,238)
Interest income	128	147,561	-	2,441	(45,280)	104,850
Finance costs	(3,838)	-	-	(45,280)	45,280	(3,838)
Loss before income tax expense						(14,650,364)
Income tax benefit						1,053,905
Loss after income tax expense						(13,596,459)

Assets	15,017,068	425,836	122,804	363,043	(695,294)	15,233,457
Liabilities	2,917,584	75,248	333,534	945,687	(655,294)	3,616,759

Continuing operations
Consolidated - 30 June 2013	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$

Total segment revenue	4,400,611	1,251,864	368,118	-		6,020,593

EBITDA	(4,142,695)	(244,275)	(45,636)	-		(4,432,606)

Depreciation and amortisation						(1,067,523)
Other income						8,813
Finance costs						(210,572)
Loss before income tax expense						(5,701,888)
Income tax benefit						990,594
Loss after income tax expense						(4,711,294)

Assets	8,587,252	252,608	102,012	-	(962,642)	7,979,230
Liabilities	5,641,358	103,092	288,531	-	(927,123)	5,105,858

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 4: Segment information (continued)

Continuing operations
Consolidated - 30 June 2012	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$

Total segment revenue	1,722,484	-	-	-	-	1,722,484

EBITDA	(4,314,477)	-	-	-		(4,314,477)

Depreciation and amortisation						(179,433)
Other income						62,267
Finance costs						(239)
Loss before income tax expense						(4,458,468)
Income tax benefit						565,849
Loss after income tax expense						(3,892,619)

Assets	3,292,081	-	-	-	(1,007,238)	2,284,843
Liabilities	943,605	-	-	-	(200,577)	743,028

Geographical information

Continuing operations
Consolidated - 30 June 2014	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$

Sales to external customers	5,070,193	(26,375)	3,931	3,180,402	8,228,151
Add: Interest income	104,513	-	-	337	104,850
Add: Other income and revenue	282,148	-	-	-	282,148
Add: Fair value gain on deferred contingent consideration	-	-	-	383,933	383,933
Less: Cost of providing goods and services	(3,360,361)	4,750	(4,922)	(3,176,287)	(6,536,820)
Less: Expenses *					(16,058,721)
Loss after income tax expense					(13,596,459)

Assets	10,109,347	14,655	-	5,109,455	15,233,457
Liabilities	1,188,968	205,106	-	2,222,685	3,616,759

* Overhead expenses are not associated to any one particular segment.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 4: Segment information (continued)

Continuing operations
Consolidated - 30 June 2013	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$

Sales to external customers	698,309	1,056,345	177,756	4,088,183	6,020,593
Add: Other Income and revenue	8,813	-	-	-	8,813
Add: Fair value gain on deferred contingent consideration					1,829,653
Less: Cost of providing goods and services	(293,407)	(587,072)	(734,228)	(2,715,460)	(4,330,167)
Less Expenses *					(8,240,186)
Loss after income tax expense					(4,711,294)

Assets	1,766,346	166,561	12,620	6,033,703	7,979,230
Liabilities	3,950,538	877,281	-	278,039	5,105,858

Consolidated - 30 June 2012

Sales to external customers	459,307	635,666	174,235	453,276	1,722,484
Add: Other Income and revenue	62,627	-	-	-	62,627
Less: Cost of providing goods and services	(178,705)	(297,997)	(143,342)	(218,988)	(839,032)
Less Expenses *					(4,838,698)
Loss after income tax expense					(3,892,619)

Assets	671,715	147,899	38,371	1,426,858	2,284,843
Liabilities	521,573	156,823	18,856	45,776	743,028

* Overhead expenses are not associated to any one particular segment.

Note 5: Revenue and income

	Consolidated
	2014	2013	2012
	$	$	$
Revenue from continuing operations
Rendering of services	3,953,580	6,020,593	1,722,484
Sale goods	4,274,571	-	-
	8,228,151	6,020,593	1,722,484

Interest received	104,850	8,813	35,680

Other income and revenue
Grants received	172,655	-	26,947
Income from Sales of Business	109,493	-	-
	282,148	-	26,947

Fair value gain on deferred consideration	383,933	1,829,653	-

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 6: Expenses

Loss before income tax from continuing operations includes the following specific expenses:

	Consolidated
	2014	2013	2012
	$	$	$
Depreciation
Computer equipment	41,576	226,058	70,652
Furniture and fittings	899	1,480	782
Total depreciation	42,475	227,538	71,434

Amortisation
Computer software	3,065	34,978	8,313
Customer contracts	-	149,437	57,974
Capitalised product development	19,648	29,794	41,712
Intellectual Property	834,050	625,776	-
Customer database	325,000	-	-
Total amortisation	1,181,763	839,985	107,999

Total depreciation and amortisation	1,224,238	1,067,523	179,433

Impairment expense
Goodwill	-	1,487,137	-

Employee benefits expense
Salaries and wages	3,512,198	2,398,145	2,125,258
Superannuation & Work Compensation	284,322	112,301	104,642
Total employee benefits expense	3,796,520	2,510,446	2,224,901

Share based payments	5,144,968	434,743	289,413

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 7: Income tax benefit

	Consolidated
	2014	2013	2012
	$	$	$
Income tax expense
Current tax	469,277	222,734	9,282
Current tax - Research and Development tax offset	(1,082,953)	(1,008,231)	(566,742)
Deferred tax	(440,229)	-	893
Aggregate income tax benefit	(1,053,905)	(785,497)	(556,567)

Income tax benefit is attributable to:
Loss/(profit) from continuing operations	(1,053,905)	(990,594)	(565,849)
Profit from discontinued operations	-	205,097	9,282
Aggregate income tax benefit	(1,053,905)	(785,497)	(556,567)
Prima facie tax on loss before income tax is reconciled to income tax expense as follows:
Loss from continuing operations before income tax benefit	(14,650,364)	(5,701,888)	(4,449,186)
Loss from discontinued operations before income tax benefit	-	(1,361,688)	1,460,373
	(14,650,364)	(7,063,576)	(2,988,813)

Prima facie tax refund on loss before income tax at 30%	(4,395,109)	(2,119,073)	(896,644)
Adjustment for jurisdictional differences in tax rates	1,429	92,950	(31,515)
Add tax effect of:
Non-allowable items	1,666,685	422,794	213,847
Non-assessable items	(142,638)	-	-
Tax losses and timing differences not brought to account (continuing operations)	2,898,681	1,317,582	724,487
Tax losses and timing differences not brought to account (discontinued operations)	-	303,384	-

Research and Development tax offset	(1,082,953)	(1,008,231)	(566,742)
Tax expense	29,048	-	10,175
Adjustment recognised for prior periods	-	205,097	-
Income tax benefit	(1,053,905)	(785,497)	(556,567)

MOKO has historically made claims in accordance with the Commonwealth Government's Research and Development Tax Incentive Regime which has operated since 1 July 2011 and wherein a 45% refundable tax offset is available on eligible and uncapped R&D expenditure, to companies that have grouped aggregated turnover of less than $20 million.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 7: Income tax benefit (continued)

The following research and development tax offsets were received as cash rebates in the past three years:

Fiscal year	Tax offset value	Date received
	$
2014	1,082,953	22 November 2013
2013	1,008,231	31 January 2014
2012	566,742	14 November 2011

	Consolidated
	2014	2013	2012
	$	$	$
Recognised deferred tax assets:
Share based payments – non qualified plan	427,719	-	-

Tax losses not recognised:

Tax losses carried forward	18,027,944	9,737,091	8,710,890
Other Temporary differences not recognised	3,854,686	1,209,025	751,305
Unused tax losses for which no deferred tax has been recognised	21,882,630	10,946,116	9,462,195
Potential tax benefit at notional rate of tax (30%)	6,564,789	3,283,835	2,838,659

No amounts have been recognised for deferred tax on unutilised tax losses as it is not yet probable that future taxable amounts will be available against which the Company will utilise these assets in future years.

Note 8: Cash and cash equivalents

	Consolidated
	2014	2013
	$	$

Cash on hand	500	48
Cash at bank	9,877,511	2,519,138
	9,878,011	2,519,186

Note 9: Trade and other receivables

Trade receivables	840,676	845,145
Less: Provision for impairment of receivables	(55,804)	(21,247)
	784,872	823,898

Impairment of receivables

The Consolidated Entity has recognised a loss of $50,596 (2013: $21,247) in the statement of profit or loss and other comprehensive income in respect of impairment of receivables for the year ended 30 June 2014.

The ageing of the impaired receivables provided for above are as follows:

1-30 days	-	-
31-60 days	-	-
61-90 days	-	-
90+ days	55,804	21,247
	55,804	21,247

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 9: Trade and other receivables (continued)

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2014	2013
	$	$
Opening Balance	21,247	46,006
Additional provisions recognised	50,596	21,247
Reversal of impairment during the year	(16,039)	(46,006)
Closing Balance	55,804	21,247

Past due but not impaired

Customers with balances past due but without provision for impairment of receivables amount to $232,125 as at 30 June 2014 ($189,898 as at 30 June 2013).

The Consolidated Entity did not consider a credit risk on the aggregate balances after reviewing credit terms of customers based on recent collection practices.

The ageing of the past due but not impaired receivables are as follows:

31-60 days	104,235	24,550
61-90 days	52,185	23,862
90+ days	75,705	141,486
	232,125	189,898

Note 10: Other current assets

	Consolidated
	2014	2013
	$	$
Other debtors	142,980	135,253
Deposit	70,000	-
Prepayments	228,716	17,983
	441,696	153,236

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 11: Property, plant and equipment

Consolidated 2013	Computer equipment	Furniture and fittings	Total

Cost	599,527	185,156	784,683
Accumulated depreciation	(526,865)	(185,156)	(712,021)
Balance at 30 June 2013	72,662	-	72,662

Reconciliation
Balance at 1 July 2012	335,934	457,405	793,339
Additions	3,013	74,397	77,410
Disposals	-	(74,405)	(74,405)
Derecognised on disposal of subsidiary	(34,755)	(337,267)	(372,022)
Depreciation expense	(231,242)	(90,642)	(321,884)
Effects of movements on foreign exchange rates	(288)	(29,488)	(29,776)
Balance at 30 June 2013	72,662	-	72,662

Consolidated 2014

Cost	634,982	40,777	675,759
Accumulated depreciation	(559,919)	(28,114)	(588,033)
Balance at 30 June 2014	75,063	12,663	87,726

Reconciliation
Balance at 1 July 2013	72,662	-	72,662
Acquisitions through business combinations	2,239	245	2,484
Additions	42,336	13,322	55,658
Depreciation expense	(41,576)	(899)	(42,475)
Effects of movements in exchange rates	(597)	(6)	(603)
Balance at 30 June 2014	75,064	12,662	87,726

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 12: Intangibles

Consolidated 2013	Computer software	Customer Contracts	Capitalised product development costs	Intellectual Property	Customer Database	Goodwill	TOTAL
	$	$	$	$	$	$	$

Cost	69,491	207,411	71,506	4,066,408	-	2,456,753	6,871,569
Accumulated amortisation/impairment	(69,491)	(207,411)	(71,506)	(625,776)	-	(1,487,137)	(2,461,321)
Balance at 30 June 2013	-	-	-	3,440,632	-	969,616	4,410,248

Reconciliation
Balance at 1 July 2012	22,775	149,437	29,794	-	-	772,675	974,681
Acquisitions through business combinations	-	-	-	3,510,918	-	1,551,627	5,062,545
Additions	12,444	-	-	-	-	-	12,444
Amortisation expense	(34,978)	(149,437)	(29,794)	(625,776)	-	-	(839,985)
Impairment expense	-	-	-	-	-	(1,487,137)	(1,487,137)
Effects of movements on foreign exchange rates	(241)	-	-	555,490	-	132,451	687,700
Balance at 30 June 2013	-	-	-	3,440,632	-	969,616	4,410,248

Consolidated 2014
Cost	75,839	207,411	110,803	3,932,447	-	1,832,342	6,158,842
Accumulated amortisation	(72,556)	(207,411)	(91,154)	(1,459,826)	-	(714,462)	(2,545,409)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

Reconciliation
Balance at 1 July 2013	-	-	-	3,440,632	-	969,616	4,410,248
Acquisitions through business combinations	-	-	39,297	49,470	325,000	179,727	593,494
Additions	6,348	-	-	-	-	-	6,348
Disposals	-	-	-	-	-	-	-
Amortisation expense	(3,065)	-	(19,648)	(834,050)	(325,000)	-	(1,181,763)
Effects of movements in exchange rates	-	-	-	(183,431)	-	(31,463)	(214,894)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 12: Intangibles (continued)

Goodwill acquired through business combinations has been allocated to the following cash-generating units:

	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$

Balance at 1 July 2013	969,616	-	969,616
Acquisitions through business combinations	-	179,727	179,727
Effects of movements on foreign exchange rates	(31,463)	-	(31,463)
Balance at 30 June 2014	938,153	179,727	1,117,880

The recoverable amount of the Group's goodwill allocated to Mobile Advertising has been determined by a value-in-use calculation at the cash generating unit level using a discounted cash flow model, based on a 2 year projection period approved by management and extrapolated for a further 3 years using a steady growth rate and a terminal value based on a long term average growth rate. The pre-tax discount rate of 40% p.a. was used to reflect management’s estimate of the time value of money and the risk adjusted costs of capital specific to the Mobile Advertising cash generating unit.

The Directors do not consider goodwill allocated to Mobile Commerce as significant to the total carrying value of Goodwill.

(1)	OfferMobi (‘OM’)

The goodwill acquired on acquisition is deemed recoverable and no impairment expense has been recognized in the statement of profit or loss and other comprehensive income during the period.

(2)	Deals I Love (Australia) Pty Ltd (‘DIL’)

The goodwill acquired on acquisition is deemed recoverable and no impairment expense has been recognised in the statement of profit or loss and other comprehensive income during the period.

Impairment expense

No goodwill was impaired and charged to the statement of profit or loss and other comprehensive income during the period (2013: $1,487,137).

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 13: Business combinations

Acquisition of Deals I Love (Australia) Pty Ltd

On 1 July 2013, MOKO Social Media Ltd completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (DIL). The acquisition represents a business combination and was made for the purpose of MOKO expanding into the growing mobile commerce sector.

DIL sells merchant product that is sourced internationally and domestically across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au to large quantities of individual customers.

The share acquisition included a purchase of shares from a MOKO non-executive Director, Mr Johannes De Back, who after the acquisition has no further equity interest in DIL.

Under the terms of the acquisition MOKO was granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which bears interest of 10% per annum and is repayable on arms-length terms.

During the financial year, DIL contributed revenues of $4,274,571 and made a net loss after tax of $207,980 for the period of 1 July 2013 to 30 June 2014.

The business combination accounting is final and DIL is allocated to the Mobile Commerce segment in Australia.

	Carrying value	Fair value

Intangible assets	-	413,767
Property, plant and equipment	2,485	2,485
Cash and cash equivalents	36,958	36,958
Term deposit	70,000	70,000
Trade receivables	7,125	7,125
Inventory	1,264	1,264
Deferred Tax asset	381,091	-
Trade payables	(590,414)	(574,158)
Loans-shareholders	(60,000)	(10,000)
Loans-MOKO	(87,168)	(87,168)

Net assets acquired	(238,659)	(139,727)

Goodwill	179,727

Acquisition date fair value of total consideration transferred	40,000

Satisfied By

Consideration: options issued on 15 May 2014	40,000

Total	40,000

Acquisition expenses of $16,047 for legal fees and have not impacted this business combination accounting.

Goodwill of $179,727 represents expected growth opportunities for DIL from new marketing channels such as ‘direct to consumer’ and additional monetization opportunities from its user base, such as from mobile advertising.

Non-controlling interest at acquisition was immaterial with a deemed fair value of nil and determined on the basis that future economic benefits were unlikely to be realised but for the acquisition.

Fair value consideration was settled via 400,000 options exercisable at $0.10 each on or before 28 November 2015.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 14: Deferred contingent consideration

	Consolidated
	2014	2013
	$	$
Deferred contingent consideration	-	1,430,252

Reconciliation

OfferMobi
Balance at 1 July 2013	1,430,252
Less: payments made – cash	(443,955)
Less: payments made – Shares	(602,364)
Less: Fair value gain on deferred consideration	(383,933)
Balance at 30 June 2014	-

The fair value gain on deferred consideration of $383,933 is the reversal, due to early settlement, of previously recognised deferred contingent consideration payable to Howmark Mobile, LLC. (“Howmark”) shareholders in relation to the August 2012 acquisition of the Mobile Advertising business, OfferMobi. MOKO’s settlement with Howmark occurred in October 2013.

Note 15: Trade and other payables

Trade payables	1,594,143	743,285
Other payables and accruals	969,468	1,071,259
	2,563,611	1,814,544

Note 16: Borrowings

Convertible notes (1)	-	205,699
Revolving line of credit (2)	-	930,691
	-	1,136,390

(1)	Director Johannes De Back’s loans were fully repaid by ordinary shares as part of the entitlement issued on 11 September 2013 (2,500,000 shares) and 15 May 2014 (2,500,000 shares).

(2)	The TCA secured Loan Facility of USD$850,000 was repaid in July 2013 and the debt facility was subsequently closed.

 NOTES TO THE FINANCIAL STATEMENTS

 For the year ended 30 June 2014

Note 17: Employee benefits

	Consolidated
	2014	2013
Current

Employee benefits	276,920	134,048

Non-Current

Employee benefits	35,348	45,904

A provision has been recognised for employee benefits relating to annual leave and long service leave. The measurement and recognition criteria relating to employee benefits have been included in note 1 of this report.

Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The employee benefits are presented as current or non-current based on when the Consolidated Entity expects to settle the long service leave entitlements. However, based on past experience, the Consolidated Entity does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

Note 18: Provisions

	2014	2013
	$	$
Current
Claim provision	-	264,912

The 2013 provision was settled as $173,385 in November 2013 and the remaining $91,527 was reversed to Other Income and Revenue in the statement of profit or loss in the 2014 year.

Note 19: Issued capital

	Consolidated
	2014	2013
	$	$

Fully paid ordinary shares 552,853,091 (2013: 374,873,050 shares)	41,679,662	24,656,473

(a) Ordinary shares

The followings movements in ordinary share capital occurred during the year:

Date	Details	Number of shares	Issue Price $	Amount $
1 July 2013	Opening Balance	374,873,050		24,656,473
9 July 2013	Share issue by placement	24,725,000	0.04	989,000
12 July 2013	Share issue by placement	11,525,000	0.04	461,000
18 July 2013	Share issue pursuant to Offer Mobi	1,297,300	0.05	64,865
25 July 2013	Share issue by exercise of options	1,440	0.1	144
5 August 2013	Share issue by exercise of options	3,100	0.05	155
F-35

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Date	Details	Number of shares	Issue Price $	Amount $
11 September 2013	Share issue by placement	11,250,000	0.04	450,000
11 September 2013	Share issue by placement	1,500,000	0.04	60,000
11 September 2013	Share issue on conversion of loan	2,500,000	0.04	100,000
12 September 2013	Share issue by placement	1,500,000	0.04	60,000
15 October 2013	Share issue by exercise of options	1,515,152	0.0477	72,273
15 October 2013	Share issue by exercise of options	23,660	0.05	1,183
21 October 2013	Share issue pursuant to Offer Mobi	1,250,000	0.17	212,500
23 October 2013	Share issue by placement	37,462,816	0.11	4,120,910
31 October 2013	Share issue in lieu of services	1,250,000	0.04	50,000
31 October 2013	Share issue by placement	181,818	0.11	20,000
6 November 2013	Share issue pursuant to Offer Mobi	508,130	0.123	62,500
8 November 2013	Share issue by exercise of options	500,000	0.05	25,000
15 November 2013	Share issue by exercise of options	5,000,000	0.042	210,000
19 November 2013	Share issue by exercise of options	550,313	0.05	27,516
19 November 2013	Share issue by exercise of options	100,000	0.12	12,000
29 November 2013	Share issue by exercise of options	600,000	0.12	72,000
29 November 2013	Share issue by exercise of options	350,000	0.05	17,500
4 December 2013	Share issue pursuant to Offer Mobi	937,500	0.28	262,500
4 December 2013	Share issue by exercise of options	880,000	0.05	44,000
4 December 2013	Share issue by exercise of options	2,593,750	0.05	129,688
19 December 2013	Share issue by exercise of options	12,075	0.05	604
19 December 2013	Share issue by exercise of options	200,000	0.1	20,000
9 January 2014	Share issue by exercise of options	750,000	0.05	37,500
14 January 2014	Share issue by exercise of options	100,000	0.17	17,000
14 January 2014	Share issue by exercise of options	50,000	0.12	6,000
22 January 2014	Share issue by exercise of options	1,200	0.05	60
22 January 2014	Share issue by exercise of options	15	0.05	1
22 January 2014	Share issue by exercise of options	300,000	0.05	15,000
22 January 2014	Share issue by exercise of options	385,000	0.05	19,250
28 January 2014	Share issue by exercise of options	200,000	0.05	10,000
28 January 2014	Share issue by exercise of options	200,000	0.12	24,000
30 January 2014	Share issue by exercise of options	2,000,000	0.03	60,000
17 February 2014	Share issue by exercise of options	2,581	0.05	129
19 March 2014	Share issue by exercise of options	52,817	0.05	2,641
19 March 2014	Share issue by exercise of options	22,183	0.05	1,109
28 March 2014	Share issue by exercise of options	79,661	0.12	9,559
28 March 2014	Share issue by exercise of options	2,667	0.05	133
28 March 2014	Share issue by exercise of options	4,857	0.05	243
28 March 2014	Share issue by exercise of options	25,000	0.05	1,250
28 March 2014	Share issue by exercise of options	166,667	0.05	8,333
28 March 2014	Share issue by exercise of options	500,000	0.06	30,000
4 April 2014	Share issue by placement	36,909,524	0.21	7,751,000
4 April 2014	Share issue by placement	1,190,476	0.21	250,000
11 April 2014	Share issue by exercise of options	250,000	0.05	12,500

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Date	Details	Number of shares	Issue Price $	Amount $
23 April 2014	Share issue by exercise of options	600,000	0.05	30,000
9 May 2014	Share issue by exercise of options	350,000	0.05	17,500
15 May 2014	Share issue by exercise of options	2,500,000	0.04	100,000
19 May 2014	Share issue by exercise of options	83,333	0.12	10,000
30 May 2014	Share issue by exercise of options	350,000	0.12	42,000
13 June 2014	Share issue by exercise of options	550,000	0.155	85,250
13 June 2014	Share issue by exercise of options	100,000	0.12	12,000
13 June 2014	Share issue by exercise of options	50,000	0.12	6,000
13 June 2014	Share issue by exercise of options	100,000	0.12	12,000
13 June 2014	Share issue by exercise of options	100,000	0.12	12,000
13 June 2014	Share issue by exercise of options	100,000	0.17	17,000
13 June 2014	Share issue by exercise of options	250,000	0.12	30,000
13 June 2014	Share issue by exercise of options	1,000,000	0.042	42,000
13 June 2014	Share issue by exercise of options	4,000,000	0.12	480,000
18 June 2014	Share issue by exercise of options	2,250,000	0.12	270,000
18 June 2014	Share issue by exercise of options	2,000,000	0.12	240,000
18 June 2014	Share issue by exercise of options	1,000,000	0.12	120,000
23 June 2014	Share issue by exercise of options	3,000,000	0.12	360,000
25 June 2014	Share issue by exercise of options	5,000,000	0.12	600,000
27 June 2014	Share issue in lieu of services	500,000	0.22	110,000
30 June 2014	Share issue by exercise of options	100,000	0.17	17,000
30 June 2014	Share issue by exercise of options	250,000	0.05	12,500
30 June 2014	Share issue by exercise of options	100,000	0.12	12,000
30 June 2014	Share issue by exercise of options	200,000	0.12	24,000
30 June 2014	Share issue by exercise of options	100,000	0.12	12,000
30 June 2014	Share issue by exercise of options	125,000	0.12	15,000
30 June 2014	Share issue by exercise of options	150,000	0.12	18,000
30 June 2014	Share issue by exercise of options	125,000	0.12	15,000
30 June 2014	Share issue by exercise of options	1,100,000	0.12	132,000
30 June 2014	Share issue by exercise of options	300,000	0.12	36,000
30 June 2014	Share issue by exercise of options	137,006	0.12	16,441
	Capital raising costs	-		(1,683,747)
30 June 2014	Closing Balance	552,853,091		41,679,462

(a)	Performance shares

Date	Details	Number of Shares	Issue Price	Amount $	Variation Price

28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company.

Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

The total number of Performance Shares issued under the Performance Share Plan, taken together with Performance Shares and options issued during the previous five years pursuant to an employee share plan extended to directors, employees or eligible contractors of the Company, may not exceed five percent of the total number of outstanding ordinary shares.

Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share.

(c) Options

Options granted

During the year, the Company granted the following options over unissued ordinary shares:

Table A – Options granted over unissued ordinary shares

Class	Expiry Date	Exercise Price	Number of Options
(MKBAO) Employee Unlisted Options	31-Jul-16	$0.17	3,850,000
(MKBAO) Unlisted Options	24-Oct-15	$0.155	4,000,000
Unlisted Options	31-Dec-14	$0.10	200,000
Unlisted Options	28-Nov-15	$0.40	16,000,000
Unlisted Options	28-Nov-15	$0.10	6,000,000
Unlisted Options	30-Jun-15	$0.03	1,000,000
Unlisted Options	30-Jun-15	$0.04	1,000,000
Unlisted Options	30-Jun-15	$0.02	1,000,000
Unlisted Options	30-Jun-15	$0.11	1,000,000
(MKBAW) Director and Employer Options	30-Jun-14	$0.12	400,000
(MKBAO) Employee Unlisted Options	31-Jul-16	$0.17	700,000
Unlisted Option	28-Nov-15	$0.10	400,000
Unlisted Option	31-Jan-16	$0.20	2,000,000
(MKBOA) Listed Options	13-Jun-15	$0.05	81,750,000
Total			119,300,000

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Table B - Options granted American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Employee Unlisted Options	30-Jun-16	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-16	$3.00	25,000	1,000,000
Employee Unlisted Options	31-Dec-14	$2.00	25,000	1,000,000
Employee Unlisted Options	31-Dec-14	$4.00	25,000	1,000,000
Employee Unlisted Options	31-Dec-15	$6.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-16	$7.50	25,000	1,000,000
Employee Unlisted Options	31-Dec-14	$3.70	5,000	200,000
Employee Unlisted Options	31-Dec-14	$1.85	25,000	1,000,000
Employee Unlisted Options	31-Dec-15	$4.07	25,000	1,000,000
Employee Unlisted Options	31-Dec-16	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-16	$7.50	41,750	1,670,000
Employee Unlisted Options	31-Dec-14	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-16	$6.66	2,500	100,000
Employee Unlisted Options	30-Jun-16	$7.50	11,250	450,000
Employee Unlisted Options	30-Jun-16	$6.80	6,250	250,000
Employee Unlisted Options	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	31-Dec-15	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-16	$4.00	25,000	1,000,000
Total			364,250	14,570,000

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Table C – Unissued ordinary shares under option

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Options	30-Jun-15	$0.04	2,000,000
Unlisted Options	30-Nov-15	$0.10	500,000
Unlisted Director Options	30-Jul-16	$0.042	10,000,000
Unlisted Employee Options	31-Jul-16	$0.06	750,000
Unlisted Employee Options	31-Jul-16	$0.17	4,250,000
Unlisted options	24-Oct-15	$0.155	3,450,000
Unlisted Director Options	28-Nov-15	$0.40	16,000,000
Unlisted Director Options	28-Nov-15	$0.10	6,400,000
Unlisted options	30-Jun-15	$0.03	1,000,000

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Class	Expiry Date	Exercise Price	Number of Options
Unlisted options	30-Jun-15	$0.04	1,000,000
Unlisted options	30-Jun-15	$0.02	1,000,000
Unlisted options	30-Jun-15	$0.11	1,000,000
Unlisted options	31-Jan-16	$0.20	2,000,000
Listed Options (MKBOA)	13-Jun-15	$0.05	145,811,886
Unlisted Options over American Depositary Shares	Refer to table B		14,570,000
Total			209,731,886

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Lapse of options

During or since the end of the financial year, the following options were lapsed:

Table D – lapsed options

Class	Expiry Date	Exercise Price	Number of Options
Employee Options	25-Jul-13	$0.10	1,800,000
Director Options	25-Jul-13	$0.10	3,000,000
Employee Options	25-Jul-13	$0.12	1,950,000
Director Options	25-Jul-13	$0.12	2,500,000
Unlisted Options	25-Jul-13	$0.20	2,916,668
Listed Options (MKBO)	25-Jul-13	$0.10	57,314,138
Total			69,480,806

Cancellation of options

During the year, the following options cancelled:

Table E – cancelled options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	30-Jun-14	$0.12	3,050,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Total			3,550,000

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Shares issued on the exercise of options

Table F – Shares issued on exercise of options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	30-Jun-14	$0.12	21,650,000
Unlisted Options	30-Jun-14	$0.03	2,000,000
Unlisted Options	31-Dec-14	$0.10	200,000
Unlisted Options	30-Jun-15	$0.05	2,593,750
Unlisted Options	24-Oct-15	$0.155	550,000
Unlisted Options	6-Nov-15	$0.0477	1,515,152
Unlisted Director Options	30-Jul-16	$0.042	6,000,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Unlisted Employee Options	31-Jul-16	$0.17	300,000
Listed Options	25-Jul-14	$0.10	1,440
Listed Options (MKBOA)	13-Jun-15	$0.05	5,682,135
Total			40,992,477

(d) Capital Management

When managing capital, the Board’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Board also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The Board are constantly adjusting the capital structure to take advantage of favourable costs of capital or high return on assets. As the market is constantly changing, management may issue new shares, sell assets to reduce debt or consider payment of dividends to shareholders.

The Board has no current plans to issue further shares on the market.

The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position although there is no formal policy regarding gearing levels. The Consolidated Entity had nil borrowings at 30 June 2014 (2013: 1,136,390l).

The Consolidated Entity is not subject to any externally imposed capital requirements.

There were no changes in the Consolidated Entity’s approach to capital management during the year.

Note 20: Reserves

Foreign currency translation reserve

This reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

This reserve was used to recognise the value of share based payments.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 21: Accumulated losses

	Consolidated
	2014	2013
	$	$
Accumulated losses brought forward	(25,457,309)	(19,179,230)
Loss after income tax expense for the year	(13,472,361)	(6,278,079)
	(38,929,670)	(25,457,309)

Note 22: Share Based payments

Below are summaries of the movements of options during the year to key management personnel and employees:

2014				Balance at			Expired/	Balance at
Class	Grant Date	Expiry Date	Exercise Price	start of the year	Granted	Exercised	forfeited/ other	end of the year
Director Options	17-Dec-08	25-Jul-13	$0.10	3,000,000	-	-	(3,000,000)	-
Employee Options	15-Oct-09	25-Jul-13	$0.10	1,800,000		-	(1,800,000)	-
Director Options	19-Oct-09	25-Jul-13	$0.12	2,500,000	-	-	(2,500,000)	-
Employee Options	16-Dec-09	25-Jul-13	$0.12	1,950,000	-	-	(1,950,000)	-
Employee Options	26-Aug-11	30-Jun-14	$0.12	6,050,000	-	(3,000,000)	(3,050,000)	-
Director Options	27-Oct-11	30-Jun-14	$0.12	18,250,000	-	(18,250,000)	-	-
Director Options	14-Dec-12	30-Jul-16	$0.042	16,000,000	-	(6,000,000)	-	10,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	500,000	-	-	-	500,000
Employee Options	21-Feb-13	31-Jul-16	$0.06	1,750,000	-	(500,000)	(500,000)	750,000
Employee Options	13-Sep-13	31-Jul-16	$0.17	-	3,850,000	(200,000)	-	3,650,000
Director Options	28-Nov-13	28-Nov-15	$0.40	-	16,000,000	-	-	16,000,000
Director Options	28-Nov-13	28-Nov-15	$0.10	-	6,000,000	-	-	6,000,000
Employee Options	25-Feb-14	30-Jun-14	$0.12	-	400,000	(400,000)	-	-
Employee Options	19-Mar-14	31-Jul-16	$0.17	-	700,000	(100,000)	-	600,000
Director Options	5-May-14	28-Nov-15	$0.10	-	400,000	-	-	400,000
Director Options	5-May-14	31-Jan-16	$0.20	-	2,000,000	-	-	2,000,000
Employee Options				-		-	-	-
				51,800,000	33,350,000	(28,450,000)	(12,800,000)	39,900,000
Weighted average exercise price				$0.09				$0.22

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 22: Share Based payments (continued)

2013				Balance at			Expired/	Balance at
Class	Grant Date	Expiry Date	Exercise Price	start of the year	Granted	Exercised	forfeited/ other	end of the year
Employee Options	17-Dec-08	15-Dec-12	$0.20	2,165,000	-	-	(2,165,000)	-
Director Options	17-Dec-08	25-Jul-13	$0.10	3,000,000	-	-	-	3,000,000
Employee Options	15-Oct-09	25-Jul-13	$0.10	1,800,000	-	-	-	1,800,000
Director Options	19-Oct-09	25-Jul-13	$0.12	2,500,000	-	-	-	2,500,000
Employee Options	16-Dec-09	25-Jul-13	$0.12	1,950,000	-	-	-	1,950,000
Employee Options	26-Aug-11	30-Jun-14	$0.12	6,050,000	-	-	-	6,050,000
Director Options	27-Oct-11	30-Jun-14	$0.12	18,250,000	-	-	-	18,250,000
Director Options	14-Dec-12	30-Jul-16	$0.04	-	16,000,000	-	-	16,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	-	500,000	-	-	500,000
Employee Options	21-Feb-13	31-Jul-16	$0.06	-	1,750,000	-	-	1,750,000
				35,715,000	18,250,000	-	(2,165,000)	51,800,000
Weighted average exercise price				$0.12				$0.09

The weighted average share price during the financial year was $0.21 (2013: $0.04).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 20.11 months (2013: 15.02 months).

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

2014
Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Employee Unlisted Options	30-Jun-14	30-Jun-16	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$3.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$4.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$6.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$3.70	5,000	200,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$1.85	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$4.07	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	41,750	1,670,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$6.66	2,500	100,000

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 22: Share Based payments (continued)

2014
Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)		Number granted (in ordinary shares)
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50		11,250		450,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$6.80		6,250		250,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$5.55		7,500		300,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$5.55		7,500		300,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$5.55		7,500		300,000
Total					339,250		13,570,000

Weighted average exercise price				USD$	4.94	USD$	4.94

There were no options issued over granted over American Depositary Shares in 2013.

The weighted average share price (ADS) was USD$7.61 based on the effective NASDAQ listing date of 27 June 2014 ((2013: Nil).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 17.06 months (2013: Nil).

For the options granted to the key management personnel and employees during the current financial year, the fair value was measured at grant date using a Black-Scholes model that took account of the terms and conditions upon which the instruments were granted. Expected volatility reflects the historical volatility of the Company’s share price over the historical period commensurate with the expected term.

The valuation model inputs used to determine the fair value are as follows:

Options over fully paid ordinary MOKO shares for the key management personnel and employees

Grant date	Expiry date	Maximum life	Exercise price	Share price at grant date	Expected volatility	Risk free interest rate	Tradeable discount
13-Sep-13	31-Jul-16	2.88	$0.17	$0.13	88.06%	2.74%	20%
28-Nov-13	28-Nov-15	2.00	$0.40	$0.29	88.06%	2.76%	20%
28-Nov-13	28-Nov-15	2.00	$0.10	$0.29	88.06%	2.76%	10%
25-Feb-14	30-Jun-14	0.34	$0.12	$0.22	85.01%	2.71%	20%
19-Mar-14	31-Jul-16	2.37	$0.17	$0.22	85.01%	2.74%	20%
05-May-14	28-Nov-15	1.57	$0.10	$0.17	84.13%	2.71%	20%
05-May-14	31-Jan-16	1.74	$0.20	$0.17	84.13%	2.71%	20%

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

Grant Date	Expiry Date	Maximum life	Exercise Price (per ADS in US$)	Share price at grant date (US$)	Expected volatility	Risk free interest rate	Tradeable discount
30-Jun-14	30-Jun-16	2.00	$2.00	$7.50	82.55%	0.47%	10%
30-Jun-14	30-Jun-16	2.00	$3.00	$7.50	82.55%	0.47%	10%
30-Jun-14	31-Dec-14	0.50	$2.00	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-14	0.50	$4.00	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-15	1.50	$6.00	$7.50	87.59%	0.29%	10%

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 22: Share Based payments (continued)

Grant Date	Expiry Date	Maximum life	Exercise Price (per ADS in US$)	Share price at grant date (US$)	Expected volatility	Risk free interest rate	Tradeable discount
30-Jun-14	30-Jun-16	2.00	$7.50	$7.50	82.55%	0.47%	10%
30-Jun-14	31-Dec-14	0.50	$3.70	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-14	0.50	$1.85	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-15	1.50	$4.07	$7.50	87.59%	0.29%	10%
30-Jun-14	31-Dec-16	2.51	$6.29	$7.50	83.10%	0.68%	10%
30-Jun-14	30-Jun-16	2.00	$7.50	$7.50	82.55%	0.47%	10%
30-Jun-14	31-Dec-14	0.50	$6.29	$7.50	51.12%	0.07%	10%
30-Jun-14	30-Jun-16	2.00	$6.66	$7.50	82.55%	0.47%	10%
30-Jun-14	30-Jun-16	2.00	$7.50	$7.50	82.55%	0.47%	10%
30-Jun-14	30-Jun-16	2.00	$6.80	$7.50	82.55%	0.47%	10%
30-Jun-14	31-Dec-14	0.50	$5.55	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-14	0.50	$5.55	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-15	1.50	$5.55	$7.50	87.59%	0.29%	10%

All options were granted for no consideration and vested immediately

Those options granted to key management personnel have been identified in key management personnel disclosures (note 24) and the Remuneration Report in the Directors' Report. Shareholder approval was obtained for the grants of options to directors on 28 November 2013 and 5 May 2014.

Shares issued as compensation

Performance Shares

The terms and conditions of each grant of Performance Shares affecting remuneration of directors and other key management personnel in this financial year or future reporting years are as follows:

Number of Performance Shares	Grant Date	Vesting date	Expiry (End) date	Issue Price	Exercise (Variation) Price	Expected volatility	Risk Free interest rate	Tradable discount
20,000,000	28-Nov-13	28-Nov-15	28-Nov-16	$0.00001	$0.10	25.00%	2.76%	60%

Performance Shares granted carry no dividend or voting rights.

The fair value was measured at grant date using an American style, up and in, trinomial barrier option model that took account of the terms and conditions upon which the instruments were granted. The expected volatility reflects an assessment of the company’s 90 day Volume Weighted Average Price (VWAP) across the three year period preceding grant date (commensurate with the term), to adjust for the VWAP condition of the instrument. The tradability discount was determined after consideration of specific lack of marketability terms and conditions such as being unlisted instruments, vesting conditions such as ongoing employment, restricted transferability and escrow provisions.

No Performance Shares were issued in 2013.

Fully paid ordinary shares

No shares were issued to key management personnel or employees as compensation during the year (2013: nil).

For details of shares and options issued in lieu of services rendered, refer to issued capital disclosures (note 19) and non-cash investing and financing activities disclosures (note 23(b)).

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 23: Cash flow information

	Consolidated
	2014	2013	2012
	$	$	$

(a) Reconciliation of cash flow from operations with loss after income tax

Loss after income tax expense for the year	(13,596,459)	(6,278,079)	(2,432,246)

Adjustments for:

Depreciation and amortisation	1,224,238	1,161,869	329,595
Foreign exchange differences	32,284	586,125	24,285
Fixed asset write offs	-	-	97,103
Goodwill impairment expense	-	1,487,137	-
Share based payments and related costs	5,144,969	434,743	369,407
Gain on acquisition of Paper Tree Limited	-	-	(454,910)
Fair value gain on deferred consideration	(383,933)	(1,829,653)	-
Unwinding of the discount on deferred consideration	-	104,018	-
Loss on disposal of AMH Group	-	761,020	-
Loss on disposal of non-current assets	-	89,660	-
Gain on reversal of Peekable payable	(91,527)	-	-
Income from Sale of Business	(109,493)	-	-
Changes in operating assets and liabilities:
(Increase)/Decrease in receivables	39,026	2,119,368	(779,337)
(Increase)/decrease in other assets	(294,159)	32,828	4,599
Increase / (Decrease) in payables	1,198,886	(590,960)	(716,732)
Increase / (Decrease) in provisions	(264,912)	(37,010)	137,774
Increase in current tax	461,072	279,808	-
(Increase)/decrease in deferred tax assets	(427,719)	-	-
(Decrease)/ increase in deferred tax liability	-	(89,750)	89,750
Net cash used in operating activities	(7,067,727)	(1,768,876)	(3,330,712)

(b) Non-cash investing and financing activities

On 10 August 2012, the Company acquired OfferMobi assets from Howmark Mobile, LLC. The fair value consideration was $4,547,173 comprising cash and equity. During the year, MOKO issued equity consideration of $602,365 through the issue of 3,992,930 fully paid ordinary shares to Howmark Mobile, LLC. (2013: $723,118 of 14,222,364 fully paid ordinary shares).

On 1 July 2013, MOKO Social Media Ltd completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (DIL).The fair value consideration was $40,000 comprising cash and equity. The fair value consideration was settled by way of issue of 400,000 options exercisable at $0.10 each on or before 28 November 2015.

Refer note 13 for further details of business combinations.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 23: Cash flow information (continued)

During the year, the Company issued the following fully paid ordinary shares in satisfaction of convertible loan payable to director Johannes De Back:

Date	Details	Number of shares	Issue Price $	Amount $
11 September 2013	Share issue on conversion of loan	2,500,000	0.04	100,000
15 May 2014	Share issue on conversion of loan	2,500,000	0.04	100,000

Refer note 16 for further details of convertible note funding.

During the year, the Company issued the following fully paid ordinary shares in satisfaction of professional fees payable to consultants of the Company:

Date	Details	Number of shares	Issue Price $	Amount $
31 October 2013	Share issue in lieu of services	1,250,000	0.04	50,000
27 June 2014	Share issue in lieu of services	500,000	0.22	110,000

These transactions ae not reflected in the statement of cash flows.

Note 24: Key management personnel disclosures

(a)	Directors

The following persons were directors of MOKO Social Media Limited during the financial year:

Greg McCann	- Non Executive Chairman
Ian Rodwell	- Managing Director and Chief Executive Officer
Johannes De Back	- Non Executive Director
Peter Yates	- Non Executive Director
Mark Hauser	- Non-Executive Director (joined 1st February, 2014)

(b)	Key management personnel compensation

The aggregate compensation made to directors and other members of key management personnel of the Consolidated Entity is set out below:

	Consolidated
	2014	2013
	$	$

Short-term employee benefits	551,700	571,984
Post-employment benefits	36,775	35,185
Share based payments - Performance shares	493,205
Share based payments - Options	2,723,037	140,800
	3,804,717	747,969

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 24: Key management personnel disclosures (continued)

Ordinary shares	Balance at start of the year	Received during the year	Other changes during the year	Balance at end of the year
2014
G McCann	7,944,444	-	5,500,000	13,444,444
I Rodwell	3,707,917	-	2,000,000	5,707,917
J De Back	30,932,539	-	9,365,171	40,297,710
P Yates	40,472,926	-	7,690,476	48,163,402
M Hauser	-	-	-	-
	83,057,826	-	24,555,647	107,613,473
2013
G McCann	5,444,444	-	2,500,000	7,944,444
I Rodwell	3,382,917	-	325,000	3,707,917
J De Back	30,932,539	-	-	30,932,539
P Yates	34,308,371	-	6,164,555	40,472,926
	74,068,271	-	8,989,555	83,057,826

The numbers of options over ordinary shares in the Company held during the financial year by each director of the Company and other key management personnel of the Company, including their personally related parties, are set out below.

For the year ended 30 June 2014

Options over ordinary shares	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Lapsed during the year	Forfeited/ Other changes during the year	Balance at the end of the year
2014
G McCann	12,000,000	6,500,000	(5,000,000)	(1,000,000)	-	12,500,000
I Rodwell	17,330,000	10,000,000	(7,000,000)	(3,005,000)	(7,000,000)	10,325,000
J De Back	25,107,143	11,400,000	(2,250,000)	(17,857,143)	-	16,400,000
P Yates	19,360,955	1,000,000	(5,000,000)	(10,196,400)	2,000,000	7,164,555
M Hauser (1)	6,000,000	2,000,000	-		-	8,000,000
	79,798,098	30,900,000	(19,250,000)	(32,058,543)	(5,000,000)	54,389,555
2013
G McCann	6,000,000	5,000,000	-	-	1,000,000	12,000,000
I Rodwell	12,005,000	5,000,000	-	-	325,000	17,330,000
J De Back	20,107,143	5,000,000	-	-	-	25,107,143
P Yates	12,196,400	1,000,000	-	-	6,164,555	19,360,955
	50,308,543	16,000,000	-	-	7,489,555	73,798,098

(1)	Options held on appointment (1 February 2014) (2,000,000 unlisted $0.04, expiry 30/06/2015, 1,000,000 unlisted $0.03, expiry 30/06/2015, 1,000,000 unlisted $0.04, expiry 30/06/2015, 1,000,000 unlisted $0.02, expiry 30/06/2015, 1,000,000 unlisted $0.11, expiry 30/06/2015)

NOTES TO THE FINANCIAL STATEMENTS

Note 25: Related party transactions

(a) Parent entity

MOKO Social Media Limited is the parent entity.

(b) Subsidiaries

Interests in subsidiaries are set out in note 26.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 24 and the remuneration report in the Directors’ Report.

(d) Transactions with related parties

The following transactions occurred with related parties:

On July 1, 2013, MOKO completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (“DIL”). The business combination was made for the purpose of MOKO expanding into the growing mobile commerce sector. The share acquisition included a purchase of shares from a MOKO non-executive director, Mr. Johannes De Back, who after the acquisition has no further equity interest in DIL. Acquisition date fair value of total consideration transferred was $40,000. The fair value consideration was settled by way of issue of 400,000 options exercisable at $0.10 each on or before 28 November 2015.

Under the terms of the acquisition, MOKO was also granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which loan bears interest of 10% per annum and is repayable on arms-length terms. On November 7, 2013, Mr. Johannes De Back executed a personal letter of support to indemnify DIL in respect of its debts to a total liability value of $500,000 and which may only be revoked with DIL’s prior written agreement.

During the year ended June 30, 2014, Mr. De Back provided consulting services to MOKO through Dutchman Capital, of which he is a director, on normal commercial terms, for which Dutchman Capital was paid $39,000 in fees (2013: $156,045).

During the year ended June 30, 2014, the Company issued fully paid ordinary shares in satisfaction of convertible loans payable to director Johannes De Back (refer note 16 for further details of convertible note funding):

Date	Details	Number of shares	Issue Price $	Amount $
11 September 2013	Share issue on conversion of loan	2,500,000	0.04	100,000
15 May 2014	Share issue on conversion of loan	2,500,000	0.04	100,000

	Consolidated
	2014	2013
	$	$
Amounts recognised as an expense
Company secretarial and accounting (1)	97,793	49,892
Total	97,793	49,892

(1)	Andrew Bursill, Company secretary, is also an associate of Franks & Associates Pty Ltd who provides accounting and Company secretarial services to MOKO Social Media Limited. The contract between MOKO Social Media Limited and Franks & Associates is based on normal commercial terms.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 25: Related party transactions (continued)

(d)	Loans to/from related parties

Loans are made to/by the Parent Entity, MOKO Social Media Limited, to its wholly owned subsidiaries for capital purchases and working capital purposes. The loans outstanding between the Parent Entity and its subsidiaries have no fixed date of repayment and are non-interest bearing. Details of the Parent Entity’s interest in its subsidiaries are set out in note 27. The loans outstanding between the Moko and Deals I Love (Australia) Pty Ltd have no fixed date of repayment but with 10% interest bearing per loan agreement.

	Company
	2014	2013
	$	$
Non-Current
Loans to subsidiaries:
MOKO.mobi Inc	(572,875)	(305,588)
Deals I Love (Australia) Pty Ltd	535,280	-
All Night Media Limited	(120,014)	(125,845)
Total	(157,609)	(431,433)

No dividends were received from the subsidiaries in the 2014 or 2013 financial year.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 26: Parent entity information

Set out below is the supplementary information about the parent entity.

	Parent
	2014	2013
Statement of profit or loss and other comprehensive income	$	$
Loss after income tax	(12,914,498)	(5,708,811)

Total comprehensive income	(12,914,498)	(5,708,811)

Statement of financial position
Total current assets	9,704,387	1,794,926

Total assets	13,051,229	6,751,268

Total current liabilities	1,627,957	4,968,239

Total liabilities	1,663,004	5,014,144

Equity
Issued capital	41,679,662	24,656,473
Reserves	8,420,633	2,859,360
Accumulated losses	(38,712,070)	(25,797,571)

Total equity	11,388,225	1,718,261

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 26: Parent entity information (continued)

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2014 and 30 June 2013.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2014 and 30 June 2013.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Consolidated Entity, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at fair value, less any impairment, in the parent entity.

Note 27: Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following wholly-owned subsidiaries in accordance with the accounting policy described in note 1:

The entities and interests acquired are set out below:

		Entity interest
	Country of incorporation	2014	2013
Moko Mobi Inc	United States of America	100%	100%
All Night Media Limited	England	100%	100%
Paper Tree Limited	British Virgin Islands	100%	100%

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary with non-controlling interests in accordance with the accounting policy described in note 1:

For the year ended 30 June 2014

Name	Country of incorporation	Parent Ownership interest	Non-controlling Ownership interest
Deals I Love (Australia) Pty Ltd	Australia	51%	49%

* The Non-controlling interest hold 49% of the voting rights of Deals I Love (Australia) Pty Ltd.

Summarised financial information

Summarised financial information of the subsidiary with non-controlling interests that are material to the Consolidated Entity are set out below:

Deals I Love (Australia) Pty Ltd
2014
$
Summarised statement of financial position
Current assets	136,447
Non-current assets	2,485
Total assets	138,932
F-51

NOTES TO THE FINANCIAL STATEMENTS

Note 27: Subsidiaries (continued)

Deals I Love (Australia) Pty Ltd
2014
$
Current liabilities	961,942
Non-current liabilities	-
Total liabilities	961,942
Net assets	(823,010)

Summarised statement of profit or loss and other comprehensive income
Revenue	4,274,571
Expenses	(4,527,831)

Profit before income tax expense	(253,260)
Income tax expense	-

Profit after income tax expense	(253,260)

Other comprehensive income	-

Total comprehensive income	(253,260)

Statement of cash flows
Net cash from operating activities	(416,697)
Net cash used in investing activities	-
Net cash used in financing activities	402,832

Net increase/(decrease) in cash and cash equivalents	(13,865)

Other financial information
Loss attributable to non-controlling interests	(124,098)
Accumulated non-controlling interests at the end of reporting period	(124,098)

MOKO completed the acquisition of a controlling 51% share interest in Deals I Love (Australia) Pty Ltd on 1 July 2013.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 28: Earnings per share

	2014	2013	2012
	$	$	$
(a) Earnings per share from continuing operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(13,472,361)	(4,711,294)	(2,432,246)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	472,906,543	306,882,356	129,689,791

	2014	2013	2012
	cents	cents	cents
Basic earnings per share	(2.85)	(1.54)	(1.88)

	2014	2013	2012
	$	$	$
(b) Earnings per share from discontinued operations
Loss after income tax attributable to owners of MOKO Social Media Limited	-	(1,566,785)	1,451,091
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	472,906,543	306,882,356	129,689,791

	2014	2013	2012
	cents	cents	cents
Basic earnings per share	-	(0.51)	1.12

	2014	2013	2012
	$	$	$
(c) Earnings per share from loss
Loss after income tax attributable to owners of MOKO Social Media Limited	(13,472,361)	(6,278,079)	(3,883,337)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	472,906,543	306,882,356	129,689,791

	2014	2013	2012
	cents	cents	cents
Basic earnings per share	(2.85)	(2.05)	(3.00)

(d) Diluted earnings per share

Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share

Note 29: Contingencies

There were no contingent liabilities at 30 June 2014 (2013: $nil).

 NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 30: Commitments

Lease commitments - operating

Committed at the reporting date but not recognised as liabilities, payable:

Equipment Lease	Consolidated
	2014	2013
	$	$
Within one year	-	21,485
One and five years	-	-
More than five years	-	-
	-	21,485

Operating lease commitments include contracted amounts for computer equipment under non-cancellable operating leases expiring within one year, with an option to extend. On renewal, the terms of the leases are renegotiated.

During the year an amount of $40,983 (2013: $224,385) was recognised as an expense in profit or loss in respect of operating leases.

Rental Lease	Consolidated
	2014	2013
$	$	$
Within one year	242,086	-
One and five years	361,855	-
More than five years	-	-
	603,941	-

The Consolidated Entity leases its offices in United States of America and Australia. The US lease includes a lease for a New York office until December 2014 after which it becomes month by month and a three year lease commitment for an office in Alexandria, VA.

During the year an amount of $198,236 (2013: $216,111) was recognised as an expense in profit or loss in respect of operating rental leases.

Note 31: Events occurring after the statement of financial position date

Share Issues

Since 30 June 2014, the following fully paid ordinary shares were issued as follows:

•	On 1 July, 2014 (1 July, 2014 New York time), MOKO closed its U.S. Initial Public Offering and 1,100,000 ADS (representing 44,000,000 fully paid ordinary shares) were issued, and proceeds of USD$8,250,000 (before underwriting commissions and transaction costs) was received in cash;
•	the issue of 1,000,000 shares at $0.10 each through the exercise of options, raising $100,000 in cash;
•	the issue of 1,000,000 shares at $0.20 each through the exercise of options, raising $200,000 in cash;
•	the issue of 50,000 shares at $0.05 each through the exercise of listed options, raising $2,500 in cash;
•	the issue of 400,000 shares at $0.05 each through the exercise of listed options, raising $20,000 in cash;
•	the issue of 3,912 shares at $0.05 each through the exercise of listed options, raising $195.6 in cash;
•	the issue of 50,000 shares at $0.05 each through the exercise of listed options, raising $2,500 in cash;
•	the issue of 200,000 shares at $0.05 each through the exercise of listed options, raising $10,000 in cash; and
•	the issue of 1,000,000 shares at $0.05 each through the exercise of listed options, raising $50,000 in cash

Tagroom

On 29 September 2014, MOKO entered a Share Purchase Agreement to acquire 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd. Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic. The acquisition has an effective transaction date of October 1, 2014.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 31: Events occurring after the statement of financial position date (continued)

Being so close to the date of this report, the Directors consider it impracticable to estimate the preliminary business combination accounting.

No other matter or circumstance has arisen since 30 June 2014 that has or may significantly affect:

(a) MOKO Social Media Limited operations in future financial years, or

(b) The results of those operations in future financial years, or

(c) MOKO Social Media Limited’s state of affairs in future financial years.

Note 32: Auditor’s remuneration

During the year the following fees were paid or payable for services provided by the auditor:

	Consolidated
	2014	2013
	$	$
Audit services
Audit and review of financial reports – BDO	318,537	130,000
F1 review of financial reports – BDO	200,019	-
Tax advice - BDO	10,790	-
Audit and review of Paper Tree Limited – PKF UK	-	38,650

	529,346	168,650

Note 33: Discontinued operations

This note relates to the 2013 financial year.

(a)	Details of operations disposed

On 27 April 2013, the board of directors entered into a sales agreement to dispose of Antiphony Management Holdings Limited (AMH) and its operating subsidiaries (the AMH Group), which were incorporated in and operated mobile content businesses from, the United Kingdom. The sale was completed on 29 April 2013, on which date control of the business passed to the acquirer.

The business had been operating in a challenging market environment and was becoming cash flow intensive due to the high up-front marketing costs and lower margins with significant competitor activity, making it difficult for management to actively seek growth and maintain acceptable profitability.

The entities disposed of include:

-	Antiphony Management Holdings Limited
-	Cell Media International Limited
-	Blue Stream Mobile Limited
-	Mobgains Limited
-	Antiphony Limited
-	Southern Breeze Trading 3 (PTY) Ltd
-	American Mobile Ventures Limited

The gross sales consideration received was GBP1.00 ($2.00). Additional potential consideration of up to GBP2,125,000 ($3,204,644) has not been brought to account as it is contingent on business performance and unlikely to being received.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 33: Discontinued operations (continued)

(b)	Financial performance of operations disposed of during the year (2014: Nil)

	2013	2012
	$	$
Revenue	9,128,887	10,909,809
Gain on acquisition of subsidiaries	-	454,910
Interest received	-	244
Content expenses	(7,545,664)	(7,671,381)
Expenses	(2,089,545)	(2,083,047)
Depreciation and amortisation	(94,346)	(150,162)
Loss before tax from discontinued operations	(600,668)	1,460,373

Income tax expense	(205,097)	(9,282)

Loss after income tax	(805,765)	1,451,091

Loss on disposal before income tax	(761,020)	-

Income tax expense	-	-

(Loss)/profit after income tax expense from discontinued operations	(1,566,785)	1,451,091

The loss from discontinued operations of $1,566,785 (2012 profit: $1,451,091) is attributable entirely to the owners of the company.

(c)	Assets and liabilities an cash flow information of disposed group

The major classes of assets and liabilities of AMH Group at 29 April 2013 were as follows:

	2013	2012
	$	$
Cash and cash equivalents	86,549	900,788
Trade and other receivables	958,576	2,408,114
Other current assets	155,654	270,327
Property, plant and equipment	372,022	496,470
Total assets	1,572,801	4,075,699

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 33: Discontinued operations (continued)

	2013	2012
	$	$
Trade and other payables	1,499,391	1,725,385
Total liabilities	1,499,391	1,725,385

Net assets/ (liabilities)	73,410	2,350,314

(d) Cash flow information of disposed group

	2013	2012
	$	$
Operating activities	(316,504)	(139,391)
Investing activities – including payments for sale	(330,335)	929,979
Financing activities	(458,647)	186,855
Net cash (outflow) / inflow	(1,105,486)	977,443

(e) Consideration Paid

2013
$
Gross Sales Consideration	2
Less: Amounts payable on disposal	(422,700)
Less: Liabilities assumed	(264,912)
Net disposal consideration	(687,610)

Net Assets disposed of in AMH Group	(73,410)

Loss on disposal before income tax	(761,020)

(f) Net cash outflow on disposal

2013
$
Cash	(256,087)
Less: Cash and cash equivalents disposed of	(86,549)
Reflected in the consolidated statements of cash flows	(342,636)

