Form 20-F
period 2015-06-30
Moko Social Media Ltd
filed 2015-10-30
CIK 1496371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-36488

MOKO Social Media Limited

(Exact name of the Registrant as specified in its charter)

Australia

(Jurisdiction of incorporation or organization)

320 King Street

Alexandria, VA 22314

(Address of principal executive offices)

Moko.mobi, Inc.
320 King Street
Alexandria, VA 22314
Attn: Ian Rodwell
Tel: (571) 982-3000
Fax: (917) 591-1890

(Name, Telephone, E-mail and/or
Facsimile number and Address
of Company Contact Person)

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

On June 30, 2015, the registrant had 755,486,679 ordinary shares outstanding.

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒ International Financial Reporting	☐ Other
Standards as issued by the International
Accounting Standards Board

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

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

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

Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report on Form 20-F, all translations from Australian dollars to U.S. dollars are based on the noon buying rate of A$1.00 per $0.7704 in the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2015. No representation is made that Australian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2015, 2014 and 2013 included elsewhere in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. Our fiscal quarters end on September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

We also refer in various places within this Annual Report on Form 20-F to “EBITDA,” which is a non-IFRS measure and is more fully explained in the section titled “Non-IFRS Financial Measure” in “Operating and Financial Review and Prospects.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

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

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report, including, among other things:

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following selected financial data should be read in conjunction with Item 5 - the “Operating and Financial Review and Prospects” and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

Certain factors that affect the comparability of the information set forth in the following table are described in the “Operating and Financial Review and Prospects,” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Fiscal Year Ended June 30
	2015		2014	2013	2012
	A$	USD$	A$	A$	A$
Statement of Profit or Loss Data
Revenue from continuing operations	6,287,133	4,843,607	8,228,151	6,020,593	1,722,484
Other income and revenue	1,137,615	876,419	1,469,951	1,017,044	629,369
Fair value gain on deferred consideration	-	-	383,933	1,829,653	-
Expenses	(27,899,016)	(21,493,402)	(23,649,446)	(13,560,947)	(6,234,297)
Loss before income tax expense from continuing operations	(20,474,268)	(15,773,376)	(13,567,411)	(5,701,888)	(4,449,186)
Income tax benefit/(expense)	180,261	138,873	(29,048)	(17,637)	(893)
Loss after income tax benefit from continuing operations	(20,294,007)	(15,634,503)	(13,596,459)	(4,711,294)	(3,883,337)
(Loss)/profit after income tax benefit from discontinued operations	-	-	-	(1,566,785)	1,451,091
Loss after income tax for the year	(20,294,007)	(15,634,503)	(13,596,459)	(6,278,079)	(2,432,246)
Other comprehensive income:
Exchange differences on translation of foreign operations	1,397,333	1,076,505	(244,676)	853,663	-
Total comprehensive loss for the year	(18,896,674)	(14,557,998)	(13,841,135)	(5,424,416)	(2,432,246)
Total comprehensive loss for the year is attributable to:
Continuing operations	(20,013,288)	(15,418,237)	(13,841,135)	(3,857,631)	(3,883,337)
Discontinued operations	-	-	-	(1,566,785)	1,451,091
Owners of MOKO Social Media Limited	(20,013,288)	(15,418,237)	(13,472,361)	(5,424,416)	(2,432,246)
Loss attributable to:
Owners of the Company	(20,013,288)	(15,418,237)	(13,472,361)	(6,278,079)	(2,432,246)
Non-controlling interests	(280,719)	(216,266)	(124,098)	-	-
Total comprehensive loss attributable to:
Owners of the Company	(18,615,955)	(14,341,732)	(13,717,037)	(5,424,416)	(2,432,246)
Non-controlling interests	(280,719)	(216,266)	(124,098)	-	-
Earnings per share from continuing operations attributable to the owners of MOKO Social Media Limited:
Basic / Diluted EPS	(3.28)	(2.53)	(2.85)	(1.54)	(3.00)

	As of June 30
	2015		2014	2013	2012
	A$	USD$	A$	A$	A$
Statement of Financial Position Data
Current assets:
Cash and cash equivalents	7,219,908	5,562,217	9,878,011	2,519,186	1,573,783
Trade and other receivables	501,472	386,334	927,852	823,898	2,677,021
Other current assets	1,017,204	783,654	298,716	153,236	341,718
Total current assets	8,738,584	6,732,205	11,104,579	3,496,320	4,592,522
Non-current assets
Property, plant and equipment	255,961	197,192	87,726	72,662	793,339
Intangibles	3,814,088	2,938,373	3,613,433	4,410,248	974,681
Available-for-sale financial assets	1,297,811	999,834	-	-	-
Deferred tax assets	-	-	427,719	-	-
Total non-current assets	5,367,860	4,135,399	4,128,878	4,482,910	1,768,020
Total assets	14,106,444	10,867,604	15,233,457	7,979,230	6,360,542

Current liabilities
Deferred consideration	-	-	-	1,430,252	-
Trade and other payables	2,569,262	1,979,359	2,563,611	1,814,544	2,141,895
Borrowings	-	-	-	1,136,390	-
Employee benefits	411,076	316,693	276,920	134,048	207,054
Provisions	-	-	-	264,912	-
Income tax provision	-	-	740,880	279,808	-
Total current liabilities	2,980,338	2,296,052	3,581,411	5,059,954	2,348,949
Non-current liabilities
Employee benefits	45,530	35,076	35,348	45,904	29,714
Deferred tax liability	-	-	-	-	89,750
Total non-current liabilities	45,530	35,076	35,348	45,904	119,464
Total liabilities	3,025,868	2,331,129	3,616,759	5,105,858	2,468,413
Net assets	11,080,576	8,536,476	11,616,698	2,873,372	3,892,129
Equity
Issued capital	58,214,371	44,848,351	41,679,662	24,656,473	20,685,557
Reserves	12,213,980	9,409,650	8,990,804	3,674,208	2,385,802
Accumulated losses	(58,942,958)	(45,409,655)	(38,929,670)	(25,457,309)	(19,179,230)
Non-controlling interest	(404,817)	(311,871)	(124,098)	-	-
Total equity	11,080,576	8,536,476	11,616,698	2,873,372	3,892,129

The total outstanding ordinary shares at June 30, 2015, is 755,486,679 (2014: 552,853,091).

The total Performance Shares outstanding at June 30, 2015, is 20,000,000 (2014: 20,000,000).

The following table sets forth information concerning exchange rates between the Australian dollar and the U.S. dollar for the periods indicated based on the noon buying rate in the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. As of September 30, 2015, the noon buying rate was A$0.7020 per $1.00.

	A$ Per USD$
Year Ended	High	Low
June 30, 2011	1.0803	0.8380
June 30, 2012	1.1026	0.9453
June 30, 2013	1.0573	0.9165
June 30, 2014	0.9705	0.8715
June 30, 2015	0.9488	0.7566
Month Ended
April 2015	0.7825	0.7566
May 2015	0.8118	0.7631
June 2015	0.7831	0.7613
July 2015	0.7664	0.7278
August 2015	0.7419	0.7087
September 2015	0.7222	0.6917

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

Substantially all of our revenue to date has been derived from the provision of mobile content product and services from businesses we no longer operate and which historically incurred net losses. We incurred losses from continuing operations of A$20.5 million ($15.8 million) and A$13.6 million, for the fiscal years ended June 30, 2015 and June 30, 2014, respectively. From our inception in 2004 through June 30, 2015, we have aggregate accumulated losses of A$58.9 million ($45.4 million). We expect our losses to continue as a result of ongoing project development, increased selling, marketing and corporate support costs. These losses have decreased our working capital, total assets and shareholders’ equity. Because of the risks and uncertainties associated with our recent strategic focus on customized mobile social advertising development and the related commercialization efforts, we are unable to predict whether or not we will become profitable, and if so, when.

Our independent registered public accounting firm has taken an emphasis of matter qualification regarding our ability to continue as a going concern.

Our auditors have issued a “going concern” emphasis of matter qualification regarding their opinion on our June 30, 2015 financial statements, indicating the existence of a material uncertainty that may cast substantial doubt that we can continue as an ongoing business. There can be no assurance that our current cash reserves and anticipated revenues will be sufficient to enable us to reach a cash-flow positive position or fully finance our business plan. MOKO is and will, until such time as its profitability is achieved, remain reliant upon current cash reserves, ongoing funding and may also require additional funding. Such additional funding may not be available on terms favorable to us, or at all. Our financial statements do not include any adjustments as a result of this uncertainty. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.

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

We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We could be an emerging growth company until June 30, 2019, although if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of any completed second fiscal quarter, we issue $1 billion in non-convertible debt securities or our revenues exceed $1 billion at any time before the end of that five- year period, we would cease to be an emerging growth company as of the following June 30. We cannot predict if investors will find our ordinary shares or ADSs less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares or ADSs less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares or ADSs and the market price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section titled “Taxation — U.S. Federal Income Taxation — General”) of our ADSs or ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ADSs or ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended June 30, 2015, we do not believe that we will be treated as a PFIC for such taxable year. However, because we have not performed a definitive analysis as to our PFIC status for our 2015 fiscal year, there can be no assurance with respect to our status as a PFIC for such taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

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

As a public company in the U.S., we are subject to significant additional requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting starting with this annual report on Form 20-F. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company if we become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

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

We are incorporated in Australia and certain of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. For more information regarding the relevant laws of Australia, see “Enforceability of Civil Liabilities.”

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

Some provisions of our Constitution may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that require one-third of our board of directors to be elected annually and authorize our board of directors to issue an unlimited number of shares of capital stock and preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares by amending the Constitution.

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

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company.

Corporate History and Operating Segment Evolution

We began as a company engaged in the development of proprietary mobile social community platforms and mobile content sales, delivering proprietary mobile social services and content to users within Australia, the United Kingdom, the Philippines, and Malaysia. Monetization historically occurred via user subscription models connecting MOKO’s billing platform with the billing capabilities of our telephony or billing aggregator partners. This monetization and revenue stream is what MOKO identifies as the Social operating segment. The Social operating segment forms part of continuing operations in the historical financial statements although its significance has diminished measurably in the reported periods such that its continuing business operations are insignificant to MOKO’s forward intentions.

Our current business model is to develop, manage, and commercialize online mobile social communities for large organized groups that need to share content and interact efficiently with their members. We plan to monetize these platforms with premium and targeted mobile advertising. Our perception is that our highly tailored mobile community applications differentiate MOKO from other generic social networks that do not offer such customized products. We are in the process of pursuing customized mobile community application opportunities with large common interest groups such as sporting events, clubs and associations, as well as other membership groups that congregate around a core content or information source such as political groups or motoring enthusiasts.

During 2012, 2013, 2014 and 2015 we expanded the reach of our platform to support intended global growth across four main business lines and revenue streams:

• Mobile Social

• Mobile Advertising

• Mobile Content; and

• Mobile Commerce

Mobile Social — MOKO’s proprietary mobile social networks and community and chat within Australia, the U.K. and U.S. MOKO’s revenues are generated through monthly user subscriptions that are typically billed directly to a user’s mobile phone account which enables them to access and participate in mobile chat and share communities.

Mobile Advertising — MOKO’s proprietary U.S. mobile adnetwork “MOKO Performance Network” (formerly referred to as “OfferMobi”) which was acquired in August 2012 and historically worked with other adnetworks to obtain advertising offers for performance based advertisers seeking specific audiences for their offers and with publishers in identifying the right advertisement/offers for the audiences they had, rather than directly with the advertisers themselves. This is commonly referred to as “rebrokering” and creates a situation where advertisers are unaware of the locations that their ads are placed, called “blind” advertising.

Mobile Content — MOKO’s U.K. division that bundles and sells entertainment products direct to mobile on a pay as you go basis. This business line was significant to the financial results in the reported periods although it ceased in the 2013 fiscal year following a strategic review and cessation before a re-focus on Customized Mobile Social Advertising in the U.S. market.

Mobile Commerce — MOKO’s Australian based online, flash sales and aspiring e-commerce product sales business, DIL which sells merchant products to customers through its website, www.dealsilove.com.au. This business was acquired in July 2013 and was significant to MOKO’s financial results for the six months ended December 31, 2013. Under the terms of the acquisition, MOKO was granted a call option to acquire the remaining 49% of DIL of the following key terms:

• Exercisable from 12 months after acquisition until January 31, 2016;

• Subject to variation by mutual agreement;

• Subject to termination due to default by either party or by mutual agreement;

• Purchase price determined by reference to a formula of 49% x (1 minus an applied discount rate) multiplied by the greater of either 3 multiplied by (Gross Margin x 0.75 plus EBITDA x 0.25) or fair value as agreed by the parties.

The acquisition was made to grow DIL’s overall market share of the total Australian, online flash sales business and to grow our e-commerce capability while assessing its possible application to the REC*IT user base.

Corporate Offices

Our principal executive offices are located at 320 King Street, Alexandria, VA 22314 and our telephone number is (571) 982-3000. Our registered office is Suite 5, 442-446 Beaufort Street, Highgate, Western Australia, 6003, Australia.

B.  Business Overview

Overview

MOKO began as a company engaged in the development of proprietary mobile social community platforms and mobile content sales in Australia in 2004. During the following eight years, we expanded beyond Australia to the United Kingdom, United States and parts of South-East Asia, leveraging our platform’s proprietary network architecture with a range of capabilities, including Customer Relationship Management (CRM), Data Mining, Moderation (censorship), Billing, Advertising Placement, Performance Monitoring, and Content Management. We believe that our current platform, which was built both through in-house development and by means of acquisition and integration of complementary intellectual property, represents technology that is potentially applicable to numerous social communities while being scalable within those communities.

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

We believe that we are different from traditional online social media because we build highly tailored mobile community applications that generic social networks generally do not. Our technology platform has been designed to enable a high degree of flexibility, permitting us to design and build customized applications.

We have entered into contractual relationships to serve a number of social communities, including those of U.S. university intramural sports participants, U.S. high school students, U.S. running enthusiasts, participants in progressive U.S. politics and millennial women (i.e. between the ages of 18-34).

We have recently defined three core markets to focus on and our product development and acquisition efforts will seek to expand products and activities within these core areas:

• Student Group —REC*IT, BigTeams powered by REC*IT and Speakiesy are key products in this group.

• Active Lifestyle Group —RunHaven is the main product in the Active Lifestyle Group.

• Political Group —BNR and VOYCIT are the main products in the political group.

We also have two other products called Tagroom and Deals I Love that are designed to assist in serving our three core markets.

I. Student Group

Our student group consists of three products:

REC*IT. REC*IT is a mobile application we designed as a student tool for U.S. colleges and universities. REC*IT represents our most mature application, having been launched in August 2014 in time for the 2014/2015 academic year. In October 2013, we entered an exclusive three-year agreement (with the possibility of extension) with IM Leagues (“IML”) which operates the imleagues.com sports website used by recreational and intramural sports departments. Today, more than 950 colleges and universities across the U.S. use the IML sports software. Pursuant to this agreement, we have secured the exclusive mobile rights to IML’s data, including student and team schedules, fixtures, standings, statistics and news feeds for the purposes of populating the REC*IT App. The significance of the exclusive mobile rights to IML’s information relating to intramural activities on the campuses covered by IML is that REC*IT will be the only mobile App that will provide students with this information.

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

In January 2015, we entered into an amended agreement with IML. This amended agreement automatically renews for an unlimited number of additional one year terms until we elect to terminate with the effect of providing us with exclusive rights in perpetuity, subject to us meeting the conditions of advance payments and standard operational responsibilities. The amended agreement also changes the commercial terms from a flat license fee to a minimum guarantee against a 10% revenue share on the net revenues from REC*IT.

The REC*IT mobile application has been developed for students interested in intramural sports, fitness, and other leisure activities on campus, and includes a variety of social features and tools, such as the ability to check team activities, schedules, player standings, scores and individual performances, and to post photos and other content related to campus sports and, recreational and leisure activities. REC*IT also enables students to share information and content via social network applications such as Facebook and Twitter.

As of October 2015, REC*IT reaches more than 950 US colleges, providing potential access to more than 11 million university students. This confirms REC*IT’s position as the mobile app leader in college sports and recreational activities. As of June 2015, REC*IT had been downloaded just over 227,000 times.

Moko launched a second generation version of REC*IT in September 2015. REC*IT 2.0, as it is known, provides a number of improvements:

• Additional features and functionality enabling the offer of fitness-related and other ad-hoc campus recreational activities.

• Access to in-app discovery of teams, events and activities, including what’s on at users’ campus gym.

• Registration will now be possible for teams, clubs and fitness activities.

• Registration issues experienced by certain colleges will be addressed using the Innosoft Fusion technology to which MOKO acquired access in February 2015.

At present, students are required to register for intramural activities on IML’s website. REC*IT 2.0 will allow students to log in and register on the spot (hence the term “in-app registration”), positioning the app as a must-have utility, and also improving convenience for students wishing to discover what sporting and recreational activities are available at their campus, on their mobile device.

BigTeams powered by REC*IT. In April 2015, we announced an exclusive agreement with U.S. group BigTeams, under which we will expand into the U.S. high school market. The deal will enable us to launch a version of our REC*IT app to students and their parents in more than 4,000 U.S. high schools. BigTeams provides these schools with online tools and data for sports team administration, event management and fundraising and will provide the data for the new REC*IT app.

Under the agreement, we have acquired an effective 10% interest in BigTeams for $1 million and have the option to increase this to 23% for an additional $1.5 million by February 1, 2016, which if exercised, will make us BigTeams’s second largest shareholder.

Speakiesy. Speakiesy is our new closed campus community app that allows students to record and share funny, curious or noteworthy things around school. Speakiesy has been designed in response to student demand for a service that is separate from Facebook and will block outsiders. Speakiesy can only be joined by using a student’s .edu email address for the campus they attend, making it an exclusive “VIP club” that can only be joined by the students at a particular university.

During the March 2015 quarter, the Speakiesy app was successfully beta tested in eight colleges with approximately 4,000 users. This provided useful insights ahead of the proposed September 2015 launch. The rollout strategy will see Speakiesy being released to 60 campuses accompanied by the appointment of a Speakiesy Campus Manager at each college. Communities within the college community, such as Greek life members (i.e. fraternities and/or sororities) and other significant influencers, will also be appointed to promote the app and post content. This strategic market roll-out will target highly engaged colleges before a full national rollout in the spring semester, January 2016.

II. Active Lifestyle Group

RunHaven. In December 2013, we announced plans to develop RunHaven, a proposed mobile digital community for running enthusiasts in the United States. According to the Sport & Fitness Industry Association, 51,450,000 individuals were designated as running participants in 2012, and in 2013, a total of 26,370 running events were scheduled to occur. It is our intention that RunHaven will be a “go to” destination that will enable runners to find, research, register for, and book travel to races around the country. The platform has been designed to offer industry news, including training tips, nutritional guidance, injury treatment and prevention, and product reviews and suggestions. Our RunHaven partners include Bill Reifsnyder, a former professional road racer and former Head of U.S. Sports Marketing at adidas, and Virtual Roster, a registration and database management company that provides services to U.S. road races.

At October 2015, the development of the RunHaven App is in the beta phase. We have created and implemented a RunHaven web site (www.runhaven.com) to provide proprietary content and to build and serve the target audience both now and after launch of the RunHaven mobile app. As of June 2015, RunHaven attracted 2.1 million unique visitors per month.

III. Political Group

Blue Nation Review. We have entered into an exclusive agreement with Mr. Jimmy Williams, a noted political commentator, to co-develop an App known as Blue Nation Review, which is a mobile digital community for progressive political commentators, observers, grass-root activists, and watchers of the political scene in the U.S. According to the U.S. Census Bureau, 153 million people registered to vote in 2012, and 57% voted in the last presidential election. Moreover, expenditures outside of traditional political party channels are substantial; in the 2012 election cycle, 1,310 SuperPACs spent more than $609 million, according to opensecrets.org. This mobile political portal provides a hub for political news and conversation, and enables the creation of sub-committees and groups around specific issues or political campaigns.

In May 2014, we created and launched bluenationreview.com, a website, as well as a related BNR Facebook page (and its sister page “Progressive America”), to serve as an initial outlet for Blue Nation Review and to consolidate the target community prior to launch of the Blue Nation Review mobile app. In September 2014, we launched the first native iOS BNR App which was followed by an Android version that was released in October 2014.

Since launching in May 2014, BNR has grown to attract over 4.4 million unique visitors a month as of October 2015, making it one of the top political news and commentary sites in the US. As of October 2015, the BNR Facebook page (and its sister page “Progressive America”) had over 795,000 fans combined and our content reaches more than 129 million people every week, with 47% of our fans being women.

VOYCIT. The positive growth of BNR has led to the development of VOYCIT, the non-partisan political group and community app. VOYCIT product features and rollout strategy have been put on hold as MOKO looks at relevant political trends that will drive the 2016 presidential election cycle as well as allow us to focus all mobile application resources on the Fall 2015 rollout for the student vertical. We expect to revisit the VOYCIT launch in Spring 2016. VOYCIT is designed to be a non-partisan, user-generated content app that empowers users to create and/or choose to follow “Groups” devoted to specific issues, candidates or causes. VOYCIT is designed to enable both active office holders and aspiring candidates to create customized content channels within the VOYCIT platform. This will enable them to engage and interact with other members/users. In addition to message propagation, the app can dramatically impact local and national fundraising, petition awareness, the establishment of localized activist groups and/or the organizing of local protests and rallies.

Other Businesses

Tagroom

In September 2014, we announced that we had executed a binding term sheet to acquire an 80% controlling interest in Tagroom Pty Ltd. (http://tagroom.com). The consideration for the deal was a combination of cash and shares in Moko, plus an option based incentive package against agreed performance targets over 2 years. The consideration paid for the acquisition did not have a material impact on the financial position or issued capital of MOKO. The transaction was effective as from October 1st.

The key Tagroom personnel have also agreed to a 2-year employment and management agreement with us. Nirojan Yamunarajan, Tagroom’s chief operating officer has become a divisional head within our senior management team.

Tagroom is our news and viral infotainment, mobile responsive, website (tagroom.com) that targets female millennials. This demographic, ie. ages 18 to 34, currently accounts for 66% of Tagroom users. Tagroom allows us to cross-pollinate content across different community groups, extending user engagement and driving user metrics higher.

Tagroom monthly unique visitors increased to 3.6 million in June 2015 from 1.1 million at January 2015, with content reaching 27 million people per month.

In January 2015, we announced, in partnership with Pinstripe Media, that we will launch Tagroom Success to teach young adults how to make money, how to take care of their money and how to enjoy their wealth wisely.

This new media destination will soon be launched for Australia’s Gen Y audience aiming to be the nation’s first and foremost source of informative and inspirational media covering topics from personal finance, savings and investment, business and entrepreneurship, through to career and lifestyle.

Our partner in Tagroom Success is Pinstripe Media, a company that was founded by business and finance media commentator David Koch. Pinstripe Media has long been specialising in business and finance production and publishing across various outlets from broadcast television to print and digital content.

Tagroom Success will initially launch as a vertical within the existing Tagroom site. Tagroom Success remains in the early planning phase, as we are working on our content strategy, launch phase and social media influencer marketing strategy.

Deals I Love

In July 2013, MOKO acquired a 51% controlling interest in Deals I Love (Australia) Pty Limited (“DIL”), an Australian based online, flash sales and e-commerce product sales business. DIL sells internationally and domestically sourced merchant products to customers across the internet and mobile interfaces through its website, www.dealsilove.com.au. The purpose of this acquisition was to build a better understanding of mobile commerce and its possible application to the REC*IT user base. We plan to evaluate synergies based on the student data that will be collected in the Fall 2015 semester to see how MOKO can best leverage this asset in the mobile application launches for the Fall 2016 semester.

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

Our Strategy

Our strategy is to be identified as a community builder through providing mobile community platforms to large organized groups of people that need to share content and interact efficiently with their members on a regular basis. We then plan to commercialize these platforms with premium targeted mobile advertising.

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

Once these factors have been reviewed and deemed to satisfy the core criteria, we must also be in a position to secure exclusivity to access the content and the right to advertise to the membership via our mobile app. We refer to our activities centered on the identification, engagement, and partnering of a social organization as business development, and we have a dedicated team focused on such activities. The business development team, in concert with representatives of the social group, will assess the specific needs of the organization and will outline the minimal specifications of the bespoke app required. The following points summarize the structure of the app that we would then develop:

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

After the specifications of an app are defined, our technical and product development team creates the app using our proprietary network architecture to facilitate development. After building a critical audience mass, our sales team can then monetize the new customized mobile app via a blend of mobile advertising models, including:

•	The sale of advertising on a sponsorship basis within sections or across a whole application; and

•	The sale of advertising across a hybrid of the existing marketplace ad types, including:

CPM — cost per thousand page views (most common for basic banner ads); and

CPA — performance-based ad placement such as “cost-per-click” or “cost-per-acquisition/action.”

Our sales team sells or intends to sell the advertising either directly to the advertising client or through agencies or brokers such as Millennial Media or MoPub. We anticipate advertising will represent our principal source of revenue in future periods, and we expect in some circumstances we will share revenue with the contracted social organization in exchange for exclusivity. However, in all current contractual arrangements, we maintain all or a great majority of advertising revenue, and we intend to do so in future contracts.

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

Our number one priority for the next twelve months is to focus on building unique visitor numbers in each of our three core markets, through intensified marketing of existing products and the development of new products to attract new users within these markets. As of July 31, 2015, we had 10.1 million monthly unique visitors.

In recognition of our key priority of achieving growth in the number of unique visitors to our products, MOKO continually assesses the ongoing contribution of each of our operations towards this objective. Depending on the opportunities and resources available, MOKO may allocate resources away from some activities, even at the expense of short-term revenue growth, in favor of our longer term strategic goals of developing and enhancing our unique visitor base.

In September 2015, MOKO made a strategic decision to focus the Company’s resources on its products aimed at the student market, REC*IT and SPEAKIESY and reduce cash burn from the Company’s other platforms. This decision has been made on the basis that the U.S. student audience is among the most valuable to brands and advertisers and provides huge potential for future monetization and the current state of the securities markets which has posed some challenges to raising additional capital.

Business Development Structure and Pipeline

We have a dedicated business development team operating under the direction of our Chief Executive Officer.

Our pursuit of new partnerships or projects is governed by four main criteria:

•	Large incumbent user group or membership base (minimum expectation of 500,000 members);

•	Unique content or information that these members need to access;

•	Frequency of activity and access to that information/content; and

•	Information/content that is not readily supplied or easily available from alternate sources.

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

In 2013 and 2014, we closed four development agreements that meet our business development criteria. Additionally, we have an existing pipeline of target partners. We have advanced to commercial negotiations with some of these target partners, and we are at early stages of inquiry or discussion with others.

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

We are party to Rackspace’s standard Hosting Services Agreement regarding these facilities on a month-to-month basis, pursuant to which Rackspace is obligated to provide the hosting services in accordance with an agreed service description, service level guarantees and other technological specifications. Under the standard terms, we are required to use reasonable security precautions in connection with our use of Rackspace’s services and to cooperate with Rackspace’s reasonable investigation of service outages, security problems and any suspected breach of the Hosting Services Agreement, including any violation of Rackspace’s Acceptable Use Policy, which mandates Rackspace’s networks or services not be used to engage in, foster, or promote illegal, abusive or irresponsible behavior. Rackspace may terminate the standard Hosting Services Agreement for breach if we fail to make timely payments or if we violate the Acceptable Use Policy more than once (even if we cure each violation).

Competition

We are focused on specific and exclusive agreements to develop our apps and mobile community platforms, and we do not know of any direct competitor with a similar objective. We are, however, aware that there are other companies looking to enter the college intramural mobile App space, although these other companies typically seek to sell schools an “enterprise solution” for a fee, rather than MOKO’s model of providing the App and platform for free with compensation in the form of mobile advertising. For those colleges and universities covered by the IM Leagues agreement, we also enjoy an exclusive grant of rights during the duration of that agreement with respect to the data feeds that would be necessary to make any similar intramural sports App functional.

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

We will also have general competition in the market place potentially from companies that focus on tailored digital communities that are seeking to monetize that audience with mobile advertising or mobile commerce. Examples of such companies are Sugar Publishing, Meredith Media, and Mode Media. Each of these companies targets interest groups and provides websites that also may be made available via mobile devices. With respect to advertising sales, our indirect competitors and others may solicit the same or similar advertisers that we might also seek, and therefore they will be in competition with us for the advertiser’s marketing spend. Many of these competitors are better capitalized than we are, which could give them a competitive advantage.

Corporate Organization and History

We have been a publicly traded company on the ASX since 2007. As of September 30, 2015, MOKO has three operating subsidiaries: MOKO.mobi, Inc. (“MOKO US”), Deals-I-Love (Australia) Pty Ltd. (“DIL”) and Tagroom Pty Ltd (“Tagroom”).

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

DIL was acquired in July 2013 and is 51% owned and is controlled by our company. DIL is a Sydney, Australia based online, flash sales and aspiring e-commerce product sales business. DIL sells merchant product to customers that is sourced internationally and domestically through its website, www.dealsilove.com.au in Australia. We purchased DIL to build a better understanding of mobile commerce and its possible application to the REC*IT user base.

Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers, (www.tagroom.com). Tagroom is 80% owned and controlled by our company and has been allocated to the Mobile Advertising segment in Australia. The acquisition had an effective transaction date of October 1, 2014.

Sales, Marketing and Key Customers

Our sales, marketing and business development teams are principally based in New York, NY and are headed by our Chief Revenue Officer (“CRO”). Additionally, in Australia, there is a sales and marketing team in relation to mobile commerce.

Our advertising and affiliate marketing business, MOKO Performance Network, is based in New York and is integrated as part of our customized mobile social advertising business development strategy. Our key existing brands include REC*IT, RunHaven, and BlueNationReview.com, and our primary operational team has offices in Alexandria, Virginia. Our key partners for the REC*IT app are IML and BigTeams. Our partners for RunHaven include Bill Reifsnyder and ProVentures, and our partner for Blue Nation Review is Mr. Jimmy Williams.

IML

On October 10, 2013, we entered into an exclusive agreement with IML. IML operates the imleagues.com sports website used by recreational and intramural sports departments. Over 950 colleges and universities across the U.S. use IML’s website as of October 2015. The IML website offers a suite of tools from online signup to comprehensive scheduling required to manage college intramural leagues. Pursuant to the agreement, we have secured the exclusive mobile rights to IML’s data, including student and team schedules, fixtures, standings, statistics and news feeds in exchange for fees that vary generally based on the number of participants in the IML portfolio that implement REC*IT. The agreement includes an initial three-year term of exclusivity, which may be extended at the option of IML for an additional term of a duration to be mutually agreed upon, and obligates us to maintain, to develop, and with the assistance of IML, to promote REC*IT free of charge to all the colleges and universities in the IML portfolio. We are also responsible for the development, pricing and inclusion of mobile digital advertising, which we plan to manage through our U.S. mobile advertising division. IML is entitled to a minority share of the revenue generated from the IML portfolio colleges.

In January 2015, we entered into an amended agreement with IML. This amended agreement automatically renews for an unlimited number of additional one year terms until we elect to terminate with the effect of providing us with exclusive rights in perpetuity, subject to us meeting the conditions of advance payments and standard operational responsibilities. The amended agreement also changes the commercial terms from a flat license fee to a minimum guarantee against a 10% revenue share on the net revenues from REC*IT.

RunHaven

On December 23, 2013 we announced an exclusive agreement to develop RunHaven, a mobile digital community for running enthusiasts in the United States. Signatories to the agreement include Mr. William (Bill) Reifsnyder. Under the agreement, we are responsible for providing online and mobile tools to advance communication and efficiencies within the running community. The tools are intended to enable runners to find, research, register for, and book travel to races around the country. The platform will also offer industry news, including training tips, nutritional guidance, injury treatment and prevention, and product reviews and suggestions. Our partners have transferred to MOKO the rights to the RunHaven App and are obligated to develop it for the benefit of MOKO. Bill Reifsynder is entitled to a minority share in the revenue generated from the RunHaven platform as well as a portion of the proceeds in the event MOKO sells the RunHaven App.

Bill Reifsnyder is a full-time employee of MOKO and will lead the RunHaven team. He has been engaged in many facets of running for the last three decades. As a professional road racer, Reifsnyder was ranked as high as #2 in the world by Runner’s World magazine (1991) and was twice the U.S. National Marathon champion (1989 and 1991). After retiring from professional racing, he oversaw the running category for adidas, having responsibility for managing more than 60 sponsored runners and track and field athletes and implementing more than 100 running events, including the sponsorship of the Boston Marathon. In 2008, Reifsnyder founded VO2 Marketing, a marketing consultancy in Philadelphia specializing in endurance sports, and was also the Executive Director of the National Marathon and Half Marathon in Washington, DC.

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

Mr. Williams is associated with Politico and MSNBC, and writes daily for USnews.com, hypervocal.com, and jimmyspolitics.com. He spent nearly seven years as a senior staffer in the United States Senate, including nearly five years with Senate Majority Whip Dick Durbin. As a lobbyist, Jimmy represented multiple interests before the U.S. Congress and Executive branch, including the real estate, banking, wine and spirits, and speed- racing industries.

We will own the application and all intellectual property surrounding the mobile property developed. Mr. Williams receives a monthly retainer, options and a minority share of the net revenues of Blue Nation Review commencing May 1, 2014.

Research and Development

Our Technical and Product Development teams perform our research and development. These teams comprise seventeen full time employees located in Perth, Western Australia. They are led by our Chief Technical Officer. Since 2007, we have expanded our research and development effort to focus on designing, building and commercializing our core mobile internet platform. Historically and principally, this activity has consisted of internal labor efforts and technological expenditures. Our accounting policy has always been to expense such expenditures. The research and development activity has historically been supported by Australian federal government grants and by concessional income taxation treatment under the Income Tax Act, 1936 (Cth) in Australia (the Act), which has provided cash rebates to us through its annual income taxation filings. In April 2015, we received $957,615 as a cash rebate for our 2014 fiscal year.

We expect our future research and development activities to relate to leveraging our core mobile platform through development of specific community platforms for common interest groups in the U.S. and commercializing and monetizing these developments via customized mobile social advertising.

The ongoing availability of Australian government financial support for research and development activities is subject to various tests and legislative change, and there can be no assurance that such financial support will be available to support our expected future research and development activities.

C. Organizational Structure

We have been a publicly traded company on the ASX since 2007. The organizational structure of our operating entities is set forth below:

D. Property, plant and equipment

We currently lease the following properties:

Location	Use of Property	Area
New York, New York	Sales & Operations	3,600 sq ft

Perth, Western Australia, Australia	R&D and Registered Office	100 sq m

Alexandria, Virginia	HQ	6,166 sq ft

Sydney City, Sydney, Australia	Finance & Admin	40 sq m

On November 7, 2014, we entered into a three-year lease in New York City for a property to serve as our Sales & Operations center. Our advertising sales team and affiliate marketing business MOKO Performance Network are based in New York City. They are integrated as part of the custom mobile social advertising business development strategy.

On August 26, 2014, we entered into a three-year lease in Alexandria, VA for a property to serve as our corporate headquarters. In addition, the Virginia office houses our business development function as well as project operations, including the operational teams for REC*IT, RunHaven, and Blue Nation Review.

The Perth office is on a monthly agreement with the landlord as a long-standing arrangement. The Perth facility houses personnel focused on research and technology development.

The month-to-month Sydney office agreement is with an entity related to our Chairman, Greg McCann.

Our key existing brands include REC*IT, RunHaven, and Blue Nation Review. The operational teams for these brands are located in Alexandria, Virginia.

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data security, advertising, rights of publicity, data protection, content regulation, intellectual property, competition, protection of minors, consumer protection, taxation or other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate.

We are also subject to federal, state and foreign laws regarding privacy and the protection of user data. Foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive than those in the United States. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection, tracking, behavioral advertising and consumer protection that could affect us.

In recent years, other social media companies, to resolve investigations into various incidents, have entered into settlement agreements and consent decrees with the Federal Trade Commission that, among other things, require them to establish an information security program designed to protect non-public consumer information and also require that they obtain periodic independent security assessments. Violation of any regulatory orders, settlements, or consent decrees that we may be required to enter into could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

For additional information, see the section titled “Risk Factors — Our business is subject to complex and evolving laws, regulations and self-regulatory principles and frameworks internationally. These laws, regulations and self-regulatory principles and frameworks are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement or ad engagement, or otherwise harm our business.”

Intellectual Property Rights

We protect our intellectual property through a combination of license agreements, copyright, trade secrecy laws, and other methods of restricting disclosure and transferring title. We developed most of our intellectual property internally by our employees and under work for hire arrangements with third parties. We enter into confidentiality agreements with our employees, consultants, vendors, and partners. We also enter into license agreements with third parties and generally seek to control access to and distribution of our technology, documentation, and other proprietary information. You should be aware that the legal status of intellectual property on the internet is currently subject to various uncertainties.

We currently have neither patents nor any pending patent applications in either Australia or the U.S. for our current mobile services. We presently rely on copyright protection for our various trade names including “REC*IT,” “MOKO.Chat,” and “Griffin.” We are seeking trademark protection for certain trade names that we believe are important to our business, and we intend to seek trademark protection in the future for new brands and products as we develop them.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included in this Annual Report beginning on page F-1. The following discussion and analysis contain forward- looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Overview

We began as a company engaged in the development of proprietary mobile social community platforms and mobile content sales, delivering proprietary mobile social services and content to users within Australia, the United Kingdom, the Philippines, and Malaysia. Monetization historically occurred via user subscription models connecting MOKO’s billing platform with the billing capabilities of our telephony or billing aggregator partners. This monetization and revenue stream is what MOKO identifies as the Social operating segment. The Social operating segment forms part of continuing operations in the historical financial statements although its significance has diminished measurably in the reported periods such that its continuing business operations are insignificant to MOKO’s forward intentions.

Our current business model is to develop, manage, and commercialize online mobile social communities for large organized groups that need to share content and interact efficiently with their members. We plan to monetize these platforms with premium and targeted mobile advertising. Our perception is that our highly tailored mobile community applications differentiate MOKO from other generic social networks that do not offer such customized products. We are in the process of pursuing customized mobile community application opportunities with large common interest groups such as sporting events, clubs and associations, as well as other membership groups that congregate around a core content or information source such as political groups or motoring enthusiasts.

During 2012, 2013 and 2014 we expanded the reach of our platform to support intended global growth across four main business lines and revenue streams:

• Mobile Social

• Mobile Advertising

• Mobile Content; and

• Mobile Commerce.

Mobile Social — MOKO’s proprietary mobile social networks and community and chat within Australia, the U.K. and U.S. MOKO’s revenues are generated through monthly user subscriptions that are typically billed directly to a user’s mobile phone account which enables them to access and participate in mobile chat and share communities.

The flag-ship social product that MOKO has offered in this operating segment is ‘MOKO Chat and Share’, which is a proprietary community offering developed by the Company and launched in 2007. This product has accounted for the majority of revenue in the Mobile Social segment in all reported periods.

The Mobile Social business represents legacy activities of MOKO’s initial platform monetization efforts and is of less significance and priority than it has been historically.

The results from Mobile Social are reported as continued operations and include insignificant results for m-Buzzy, a U.S mobile community offering acquired in mid-2011 and sold for US$100,000 in August 2013. The ‘MOKO CHAT and Share’ business is the single business included in the Mobile Social segment as part of continuing operations. As a result, future revenues and results from Mobile Social are expected to reduce through the 2016 fiscal year and are insignificant to our intentions.

Mobile Advertising — MOKO’s proprietary U.S. mobile adnetwork “MOKO Performance Network” (formerly referred to as “OfferMobi”) which was acquired in August 2012 and historically worked with other adnetworks to obtain advertising offers for performance based advertisers seeking specific audiences for their offers and with publishers in identifying the right advertisement/offers for the audiences they had, rather than directly with the advertisers themselves. This is commonly referred to as “rebrokering” and creates a situation where advertisers are unaware of the locations that their ads are placed, called “blind” advertising.

MOKO Performance Network has recently been transitioning its business strategy to work directly with advertisers. Whilst re-focusing its strategy on building direct advertiser relationships, it is targeting specific industry sectors (or verticals) including Mobile Games, Mobile Apps, Financial Services and Digital Publishing. Building direct relationships with advertisers allows MOKO Performance Network to provide advertisers with direct opportunities to place ads in MOKO properties of REC*IT, RunHaven, Blue Nation Review, Speakiesy and VOYCIT.

MOKO Performance Network’s advertising network provides advertisers reach into over 2,000 active publishers across the globe covering various demographics of end user traffic.

Currently, the Company has several offers from advertisers in verticals such as Mobile Applications, Mobile Games, Mobile Utilities, Consumer Goods, Retail and Entertainment. MOKO Performance Network has contracts with advertisers that are direct and in some cases exclusive to MOKO Performance Network. Terms of payment range from net 7 days to net 30 days and in some cases, the Company has negotiated prepayments with advertisers for high volume performance. This type of arrangement allows us a competitive advantage in the market to pay publisher partners quickly on their delivery of high quality traffic.

Mobile Advertising also reflects MOKO’s controlling interest in Tagroom Pty Ltd., a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers, (www.tagroom.com).

The Mobile Advertising operating segment is significant to MOKO’s business, financial results and intentions. The results from Mobile Advertising form a part of continuing operations.

Mobile Content — MOKO’s U.K. division of the Paper Tree Group including Antiphony Management Holdings Limited (AMH) and its operating subsidiaries (the AMH Group) and All Night Media Limited (ANM), who bundled and sold entertainment products direct to mobile on a pay as you go basis. This business was significant to the financial results in the reported periods although it ceased in the 2013 fiscal year following a strategic review and re-focus on Customized Mobile Social Advertizing in the U.S. market. The vast majority of the segment results are from the AMH Group which is reported as discontinued operations. In the 2013 fiscal year minor revenues of A$368,118 form part of continuing operations for the insignificant results of ANM which MOKO has ceased operating. This operating segment is discontinued and trailing business activity has ceased.

Mobile Commerce — MOKO’s Australian based online, flash sales and aspiring e-commerce product sales business, Deals-I-Love (Australia) Pty Ltd (“DIL”), of which MOKO has a controlling economic interest of 51%, which sells merchant product to customers across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au. This business was acquired in July 2013 and was significant to MOKO’s financial results for the six months ended December 31, 2013. Before the DIL acquisition, there was no activity in this segment. The results from Mobile Commerce form a part of continuing operations. We have not determined when or if our Mobile Commerce operations will become profitable.

This segmentation reflects the underlying revenue and cash generating units within MOKO and reflects the internal reports that are reviewed and used by the chief operating decision makers with MOKO, in assessing performance and in determining the allocation or resources.

For the 2013 fiscal year, operating segment revenues were as follows:

	Continuing Operations			Continued Operations	Discontinued Operations
	Mobile Social	Mobile Advertising	Mobile Content	Total	Mobile Content
Sales to external customers A$	1,251,864	4,400,611	368,118	6,020,593	9,128,887
Sales to external customers USD$	964,436	3,390,231	283,598	4,638,265	7,032,895

For the 2014 fiscal year, operating segment revenues were as follows:

	Mobile Social	Mobile Advertising	Mobile Content	Mobile Commerce	Total
Sales to external customers A$	882,393	3,102,132	(39,945)	4,274,571	8,228,151
Sales to external customers USD$	680,216	2,389,882	(30,774)	3,293,129	6,338,968

For the 2015 fiscal year, operating segment revenues were as follows:

	Mobile Social	Mobile Advertising	Mobile Content	Mobile Commerce	Total
Sales to external customers A$	723,690	3,573,152	—	1,990,291	6,287,133
Sales to external customers USD$	557,531	2,752,756	—	1,533,320	4,843,607

Strategic Transition

For the fiscal years ended June 30, 2014 and 2015, MOKO was unprofitable and a net user of cash and cash equivalents in the absence of ongoing sources of financing. MOKO has needed to rely on its ability to successfully raise cash proceeds from issuing new equity or debt financing to sustain its operations and ensure the business remains a going concern. Historically, the capital has been sourced primarily from within Australia and to a lesser extent internationally including more recently equity funding from within the U.S. as a result of our NASDAQ listing in 2014. MOKO, as of the date of this annual report, has no outstanding indebtedness, other than trade creditors and as otherwise disclosed in the financial statements and related notes included elsewhere in this annual report.

On March 6, 2013, MOKO secured an agreement with American Intramural Sports Group LLC and on October 10, 2013, MOKO secured an agreement with IMLeagues LLC. Under these agreements, MOKO gained the exclusive mobile rights for intermural sport, fitness and recreational activity data for more than 700 colleges and universities across the U.S. with a combined enrolled population of approximately 10 million students. The number of colleges and universities has since increased to over 950, and the enrolled population of students now exceeds 11 million. MOKO intends to commercialize this platform with premium and targeted mobile advertising. This customized mobile social advertising project is branded REC*IT. The REC*IT brand and the REC*IT mobile community platform and its respective device applications (“Apps”) are owned by MOKO.

Subsequent to June 30, 2013, MOKO entered into an agreement for its technology platform to underlay RunHaven, a mobile digital community for running enthusiasts in the United States, and an exclusive agreement with Mr. Jimmy Williams, a noted political commentator, to co-develop Blue Nation Review.

To date, MOKO has not generated significant revenue from REC*IT. The development of the RunHaven and Blue Nation Review user base is in relatively early stages and no significant revenues have been generated to date, nor are any anticipated until the 2016 calendar year.

It should be noted that the strategic focus on projects such as REC*IT, RunHaven and Blue Nation Review and the recently discontinued operations reduces the revenues being generated within MOKO and necessitates development expenditure in advance of commercialization and the realization of new revenue and cash inflows. It is expected that in the immediate future, the historical revenue streams within Mobile Advertising and Mobile Commerce will continue at approximate rates to those reported for the most recent fiscal year and that Mobile Social will continue to generate revenue in a reduced and insignificant capacity in the future. The Mobile Content segment has been ceased and will not generate revenue in future periods. As such, to pursue this business strategy MOKO requires funding sources in advance of accepting additional projects.

Factors Affecting Comparability of Our Historical Results

Our historical results of operations for the periods presented may not be comparable with prior periods or to our results of operations in the future for the reasons discussed above and below.

From the fourth quarter of fiscal 2013, MOKO has been actively de-emphasizing and divesting non-core businesses and assets that do not fit within the revised strategy of monetizing its mobile communities within the U.S. To this end, MOKO divested itself of the Paper Tree Limited Group (including Antiphany Management Holding Limited and its operating subsidiaries) on April 29, 2013 and the net assets and financial performance results of which are reported as discontinued operations for fiscal 2013. MOKO has ceased operation of All Night Media Limited, its second and smaller Mobile Content business in the United Kingdom. In addition in August 2013, the Mobile Social assets of mBuzzy were also divested.

Accordingly, the businesses that operated to produce revenue during fiscal 2013 that have continuing operations are MOKO Performance Network within the Mobile Advertising segment and MOKO Chat and Share, within the Mobile Social operating segment.

MOKO also acquired a 51% controlling interest in Deals-I-Love (Australia) Pty Ltd (“DIL”), a Sydney, Australia based online, flash sales and aspiring e-commerce product sales business, and an 80% controlling interest in Tagroom. DIL sells merchant product to customers that is sourced internationally and domestically across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au in Australia while Tagroom is an infotainment channel serving millenials. MOKO purchased DIL and Tagroom to expand its market share within Australia and to investigate the possible application to the REC*IT user base.

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

We compensate for these limitations by relying primarily on our IFRS results and using EBITDA only as a supplemental measure. The following is a reconciliation of profit for the year to EBITDA:

	Fiscal Year Ended June 30
	2015		2014	2013	2012
	A$	US$	A$	A$	A$
Statement of Profit or Loss Data
Loss after income tax benefit from continuing operations	(20,294,007)	(15,634,503)	(13,596,459)	(4,711,294)	(3,883,337)
Interest expense /(income)	(189,770)	(146,199)	(101,012)	201,759	(35,441)
Tax expense/(benefit)	(180,261)	(138,873)	29,048	17,637	893
Depreciation and Amortization expense	1,017,657	784,003	1,224,238	1,067,523	179,433
EBITDA	(19,620,723)	(15,115,805)	(12,444,185)	(3,424,375)	(3,738,452)

Results of Operations

Comparison of Twelve Months Ended June 30, 2015 to Twelve Months Ended June 30, 2014

Revenue

Twelve Months Ended June 30, 2015		Twelve Months Ended June 30, 2014		Increase / (Decrease)		% Change
A$	6,287,133	A$	8,228,151	A$	(1,941,018)	(23.6)

For 2015, revenue was represented by Mobile Social of A$723,690 ($557,531), Mobile Advertising of A$3,573,152 ($2,752,756) and Mobile Commerce of A$1,990,291 ($1,533,320).

Mobile Social decreased its revenue to A$723,690 ($557,531) (2014: A$882,393) given its decreasing focus within our activities and the continuation of divesting of products and services within this operating segment during the year. Ongoing revenues are earned within this segment from our MOKO-CHAT product in Australia.

Mobile Commerce became active on July 1, 2013 when MOKO completed a business combination by acquiring a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (‘DIL’) for the purpose of expanding into the growing mobile commerce sector. This acquisition represents the Mobile Commerce segment. During the fiscal year, DIL contributed consolidated revenue of A$1,990,291 ($1,533,320) (2014: A$4,274,571). The 2015 fiscal year underperformed the 2014 year due to challenging competitive conditions and business focus on the Mobile Advertising segment.

Mobile Advertising revenue for the 2015 fiscal year was A$3,573,152 ($2,752,756) (2014: A$3,102,132). The increase reflected a re-positioning by the Board to focus Mobile Performance Network (MPN) as a service provider to customized mobile social advertising projects such as REC*IT, Run-Haven and Blue Nation Review.

Ongoing revenues in this segment are expected to be earned from the monetization of MOKO’s student products, including REC*IT and SPEAKIESY, following a strategic decision to focus the Company’s resources on the student market. As these products are not yet commercialized there remains uncertainty over this expectation.

The Mobile Content segment did not operate during the year. A minor revenue adjustment of (A$30,945) ($(30,774)) was recognised in 2014 after the sale and cessation of MOKO’s U.K. operations in the fourth quarter of 2013. There are presently no active plans to re-activate this operating segment.

Interest income

Twelve Months Ended June 30, 2015		Twelve Months Ended June 30, 2014		Increase / (Decrease)		% Change
A$	189,770	A$	104,850	A$	84,920	81.0

For 2015, Other Income comprises interest income of A$189,770 ($146,199) (2014: A$104,850) which reflects higher average cash and cash equivalent balances held during the year.

Other Income

Twelve Months Ended June 30, 2015		Twelve Months Ended June 30, 2014		Increase / (Decrease)		% Change
A$	947,845	A$	1,365,101	A$	(417,256)	(30.6)

For 2015, MOKO’s received a Research & Development tax refund of A$937,845 ($722,516) from the Australian Taxation Office (2014: A$1,082,953). The comparative year also included A$172,655 of government grant revenue for Mobile Social, A$109,493 proceeds and gain from the sale of a Mobile Social business, mBuzzy in August 2013.

Fair value gained on deferred contingent consideration

Twelve Months Ended June 30, 2015		Twelve Months Ended June 30, 2014		Increase / (Decrease)		% Change
A$	-	A$	383,933	A$	(383,933)	(100.0)

The comparative year included a fair value gain on deferred contingent consideration of A$383,933 ($295,782) which was the reversal of previously recognised deferred contingent consideration in relation to the acquisition of the Mobile Advertising business, OfferMobi (renamed to Mobile Performance Network in 2015, “MPN”).

Expenses

Twelve Months Ended June 30, 2015		Twelve Months Ended June 30, 2014		Increase / (Decrease)		% Change
A$	27,899,016	A$	23,649,446	A$	4,249,570	18.0

Expenses are classified, discussed and analysed below in three sections as (i) costs of providing goods and services, (ii) selling, general and administrative expenses, and (iii) depreciation and amortisation.

Costs of providing goods and services

Twelve Months Ended June 30, 2015		Twelve Months Ended June 30, 2014		Increase / (Decrease)		% Change
A$	6,117,942	A$	6,536,820	A$	(418,878)	(6.4)

For 2015, costs of providing goods and services related to the operating segments of Mobile Social of A$364,608 ($280,894) (2014: A$403,260), Mobile Content of nil (2014: (A$24,974)), Mobile Commerce of A$1,486,057 ((2014: A$3,092,258) and Mobile Advertising of A$4,267,277 (2014: A$3,066,276). The movement in costs was commensurate with the movement in revenues for Mobile Social, Mobile Commerce and Mobile Advertising. Mobile Content was inactive.

Selling, general and administrative expense

Twelve Months Ended June 30, 2015		Twelve Months Ended June 30, 2014		Increase / (Decrease)		% Change
A$	20,763,417	A$	15,888,388	A$	4,875,029	30.7

For 2015, MOKO’s selling, general and administrative expenses increased primarily as a result of a general expansion in MOKO’s business operations within the Mobile Advertising segment in the US. The investment in Tagroom as well as expenses related to the NASDAQ listing and share based payments expense, also contributed.

Particularly large movements in expenses for 2015 versus 2014 year were as follows:

—Marketing expenses: an increase of A$2,532,863 ($1,951,318) or 193.5% from A$1,308,959 in 2014 to A$3,841,822 ($2,959,740) in 2015 due mostly to an increase in Mobile Advertising User acquisition costs for the customised mobile social advertising business.

—Travel and entertainment expenses: an increase of A$353,074 ($272,008) or 62.4% from A$566,259 in 2014 to A$919,333 ($708,254) in 2015 primarily because of the migration of the business to the U.S.

—Legal and professional fees: a decrease of A$1,039,698 ($800,983) or 32.3% from A$3,223,803 in 2014 to A$2,184,105 ($1,682,634) in 2015. The comparative year included various fees related to the NASDAQ listing and corporate restructuring.

—Employee benefits expense: the largest cash component of selling, general and administrative expense increased by A$4,881,481 ($3,760,693) or 128.6% from A$3,796,520 in 2014 to A$8,678,001 ($6,685,532) in 2015 due to a large increase in average headcount as a result of the expansion in the Mobile Advertising segment (particularly in the US).

—Share based payments: a decrease of A$3,215,703 ($2,477,378) or 62.5% from A$5,144,968 in 2014 to A$1,929,265 ($1,486,306) in 2015, mostly due to a decrease in share based remuneration to directors, U.S. employees and contractors.

—Product costs are A$996,986 ($768,078) in 2015 (2014: Nil). They relate to the investment by the Consolidated Entity in the continued customization of mobile social advertising products including REC*IT, Run-Haven and Blue Nation Review. With the move to the US and the rapid growth in products, external contractors have been engaged to further the process. Previously this work was largely completed internally.

Depreciation and amortisation

Twelve Months Ended June 30, 2015		Twelve Months Ended June 30, 2014		Increase / (Decrease)		% Change
A$	1,017,657	A$	1,224,238	A$	(206,581)	(16.9)

Depreciation decreased by A$3,706 ($2,855) from A$42,475 in 2014 to A$38,769 ($29,868) in 2015 due to decreased levels of computer equipment depreciation associated. Amortization decreased by A$202,875 ($156,295) from prior year A$1,181,763 to A$978,888 ($754,135) due to lesser value of finite life intangible assets relating to the “Deals I Love” and MPN acquisitions, which were fully amortised in 2014.

Income tax benefit / (expense)

Twelve Months Ended June 30, 2015		Twelve Months Ended June 30, 2014		Increase / (Decrease)
A$	180,261	A$	(29,048)	A$	209,309

The income tax benefit included a release of A$131,074 ($100,979) tax liability in All Night Media (MOKO’s UK subsidiary which ceased operations in 2013) and reversal previous year US tax provisions A$49,187 ($37,894) in 2015 versus A$29,048 tax expense for US state taxes in 2014.

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

Comparison of Twelve Months Ended June 30, 2014 to Twelve Months Ended June 30, 2013 for continuing operations

MOKO earned total revenue for the year ended June 30, 2014 of A$8,228,151 versus A$15,149,480 in the prior year ended June 30, 2013 and the comparative year included A$9,128,887 from discontinued operations which related to the Mobile Content business segment. The fiscal 2014 revenues from continuing operations increased by 37% to A$8,228,151 (fiscal 2013: A$6,020,593). The loss for the fiscal 2014 year was A$13,596,459 compared with a fiscal 2013 loss of A$6,278,079 and the comparative year included a loss of A$1,566,785 from discontinued operations. The fiscal 2014 loss from continuing operations increased by 189% to A$13,596,459 (fiscal 2013: A$4,711,294).

MOKO’s net asset position at June 30, 2014 was A$11,616,698, an increase of 304.3% over the prior year, at A$2,873,372 and largely reflecting the increased cash and equivalent assets, due to proceeds from sales of our stock, of A$9,878,011 up from A$2,519,186.

Revenue

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)		% Change
A$	8,228,151	A$	6,020,593	A$	2,207,558	36.7

For fiscal 2014, revenue from continuing operations was represented by Mobile Social of A$882,393, Mobile Content of (A$30,945), Mobile Advertising of A$3,102,132 and Mobile Commerce of A$4,274,571.

Mobile Social decreased its revenue to A$882,393 (fiscal 2013: A$1,251,864) given its decreasing focus within our activities and the continuation of divesting of products and services within this operating segment during the year, including the sale of mBuzzy, which was sold in August 2013. Ongoing revenues are earned within this segment from our MOKO-CHAT product in Australia.

The Mobile Content segment did not operate during the period, although a minor negative revenue adjustment of (A$30,945) was recognised after the sale and cessation of MOKO’s U.K. operations in the fourth quarter of fiscal 2013 (fiscal 2013: A$368,118). There are presently no active plans to re-activate this operating segment.

Mobile Commerce became active on July 1, 2013 when MOKO completed a business combination by acquiring a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (“DIL”) for the purpose of expanding into the growing mobile commerce sector. This acquisition represents the Mobile Commerce segment. During the fiscal year, DIL contributed consolidated revenue of A$4,274,571 (fiscal 2013: nil). The second half of fiscal 2014 underperformed the first half due to seasonality fluctuations and challenging competitive conditions.

Mobile Advertising revenue for the fiscal 2014 was A$3,102,132 (fiscal 2013: A$4,400,611). The decrease reflected dampening market conditions for the historical business activities of OfferMobi (OM) and a re-positioning by the Board to focus OM as a service provider to customized mobile social advertising projects such as REC*IT, Run-Haven and Blue Nation Review, which are on the cusp of being monetised. Pleasingly, the second half of the fiscal year outperformed the first half as a result of new management and a renewed business model.

We expect consolidated revenues to increase upon commercialization of the customized mobile social advertising projects such as REC*IT, RunHaven and Blue Nation Review towards the end of calendar 2014 and into early 2015, but because these projects are not yet commercialized there remains a material uncertainty over this expectation.

lnterest Income

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)		% Change
A$	104,850	A$	8,813	A$	96,037	1,089.7

For fiscal 2014, MOKO has received interest income of $104,850 (fiscal 2013: $8,813) which reflects higher average cash and cash equivalent balances held during the year.

Other income

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)		% Change
A$	1,365,101	A$	1,008,231	A$	356,870	35.4

For fiscal 2014, Other income comprises $172,655 of government grant revenue for Mobile Social (fiscal 2013: nil), $109,493 proceeds and gain from the sale of a Mobile Social business, mBuzzy in August 2013 (fiscal 2013: nil), and a Research & Development tax refund $1,082,953 from the Australian Taxation Office (2013: $1,008,231).

Fair value gained on deferred contingent consideration

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)		% Change
A$	383,933	A$	1,829,653	A$	(1,445,720)	(79.0)

For fiscal 2014, the fair value gain on deferred contingent consideration of A$383,933 is the reversal, due to early settlement in October 2013 of previously recognised deferred contingent consideration payable to Howmark Mobile, LLC (‘Howmark’) shareholders in relation to the August 2012 acquisition of the Mobile Advertising business, OfferMobi. For 2013, this comprised the reversal of previously recognised deferred contingent acquisition consideration payable as a result of being unearned. For OfferMobi, A$1,123,843 was unearned consideration which resulted from certain financial performance results in fiscal 2013 being less than required maximum hurdle rates; and for All Night Media Limited (Mobile Content), A$631,572 deferred contingent consideration was cancelled and A$74,238 initial consideration was reimbursed as a result of a post- acquisition agreement with the seller.

Expenses

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)		% Change
A$	23,649,446	A$	13,560,947	A$	10,088,499	74.4

Expenses are classified, discussed and analysed below in four sections as (i) costs of providing goods and services, (ii) selling, general and administrative expenses, (iii) depreciation and amortisation, and (iv) impairment of goodwill.

Costs of providing goods and services

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)		% Change
A$	6,536,820	A$	4,330,167	A$	2,206,653	51.0

For fiscal 2014, costs of providing goods and services related to the operating segments of Mobile Social of A$403,260 (2013:A$578,571), Mobile Content of (A$24,974) (2013:A$321,046), Mobile Commerce of A$3,092,258 (fiscal 2013: nil) and Mobile Advertising of A$3,066,276 (fiscal 2013:A$3,430,550). The movement in costs was commensurate with the movement in revenues for Mobile Social and Mobile Advertising. Mobile Commerce had no prior comparative costs as it was acquired on July 1, 2013 and Mobile Content was inactive.

Selling, general and administrative expense

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)		% Change
A$	15,888,388	A$	6,676,120	A$	9,212,268	138.0

For fiscal 2014, MOKO’s selling, general and administrative expenses increased as a result of a general expansion in MOKO’s business operations within the Mobile Advertising segment and in the US particularly and the Mobile Commerce segment in Australia as a result of an acquisition. The corporate expenses of the 2014 NASDAQ listing and share based payments expense, also contributed.

Particularly large increases in expenses for fiscal 2014 versus fiscal 2013 were as follows:

—Legal and professional fees: an increase of A$1,583,476 or 96.5% from A$1,640,327 in fiscal 2013 to A$3,223,803 in fiscal 2014 due primarily to one-off legal and advisory fees in relation to the NASDAQ offering as well as increased accounting, audit and company secretarial fees, share registry fees and a general increase in communications, financial and investment community engagement fees (particularly from within the United States of America).

—Share based payments: an increase of A$4,710,225 or 1,083.5% from A$434,743 in fiscal 2013 to A$5,144,968 in fiscal 2014 due principally to director and American employee and contractor option issuances as a substitute for cash based remuneration.

—Marketing expenses: an increase of A$988,478 or 308.4% from A$320,481 in fiscal 2013 to A$1,308,959 in fiscal 2014 due mostly to the acquisition of DIL which operated as MOKO’s subsidiary for the whole of fiscal 2014 (fiscal 2013: nil) as well as an increase in Mobile Advertising User acquisition costs for the customised mobile social advertising business of A$471,691 (fiscal 2013: nil).

—Administration expenses: an increase of A$695,010 from A$332,800 in fiscal 2013 to A$1,027,810 in fiscal 2014 mostly due to one-off listing and printing fees in relation to the NASDAQ offering and a general increase in insurance costs for US coverage.

The largest cash component of selling, general and administrative expense (employee benefits expenses) increased by A$1,286,074 or 51.2% from A$2,510,446 to A$3,796,520 in fiscal 2014 due to a large increase in average headcount as a result of the expansion in the Mobile Advertising segment (and particularly in the US) and the Mobile Commerce business segment, via the DIL acquisition. The employee benefits expenses incurred in Mobile Social operating segment declined in fiscal 2014 versus fiscal 2013 as there was a higher segment cost base for part of fiscal 2013 that was subsequently reduced via terminations and re-allocation of remaining costs into Mobile Advertising.

Depreciation and amortisation

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)		% Change
A$	1,224,238	A$	1,067,523	A$	156,715	14.7

Depreciation decreased by A$185,063 in fiscal 2014 to A$42,475 due to decreased levels of computer equipment depreciation associated particularly with the mBuzzy disposition. Amortization increased by A$341,778 above the prior year to A$1,181,763 due to greater values of finite life intangible assets being held and periodically amortized as a result of the DIL and OfferMobi acquisitions.

Impairment of goodwill

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)		% Change
A$	-	A$	1,487,137	A$	(1,487,137)	(100.0)

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

Income tax benefit

Twelve Months		Twelve Months Ended
Ended June 30, 2014		June 30, 2013		Increase (Decrease)
A$	180,261	A$	(29,048)	A$	209,309

The income tax benefit included a release of $131,074 tax liabilityin All Night Media (MOKO’s UK subsidiary which ceased operations in 2013) and reversal.previous year US tax provisions $49,187 in 2015 versus $29,048 tax expense for US state taxes in 2014. MOKO has not and does not recognize the carry forward of unused tax losses and unused tax credits and given it has historically traded unprofitably, it is currently less than probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Subject to continuing to satisfy AusIndustry and Australian Taxation Office regulations and laws, we currently expect to receive concessional income tax treatment in the current financial year similar to that which we have had historically.

Liquidity and Financial Position

MOKO’s June 30, 2015 reporting date cash and cash equivalents (‘cash’) was A$7,219,908 ($5,562,217) (2014: $9,878,011) and the net assets were A$11,080,576 ($8,536,476) (2014: $11,616,698). Working capital, (defined as current assets less current liabilities) decreased to A$5,758,246 ($4,436,153) (2014: $7,523,168) and pertained largely to the decrease in balance date cash.

The operating cash outflow for the year increased by 159% to $18,272,620 (2014: $7,067,727) reflecting the increased losses. Investing cash outflows increased by 8% to $755,134 (2014: $699,506) due to the investments in Big Teams LLC and Tagroom Pty Ltd. The financing cash inflows increased by 7% to $16,219,370 (2014: $15,151,403) as a result of net share issue proceeds of $16,219,370 (2014: $16,269,600) and net debt repayment of nil (2014: $1,118,197).

As part of its U.S. Initial Public Offering (“U.S. IPO”), on June 27, 2014, MOKO listed 1,100,000 American Depositary Shares on NASDAQ. The public offering price was $7.50 per ADS, representing a total amount raised of $8,250,000 before underwriting commissions and transaction costs. The cash proceeds from the U.S. IPO were received on July 1, 2014 and are part of the cash, net asset or working capital figures in 2015.

On July 14, 2015, the Company filed a Form F-3 Registration Statement with the United States Securities and Exchange Commission for a maximum aggregate public offering of up to $40,000,000. The Form F-3 is used by foreign private issuers in the U.S. to register offerings of securities and can be utilised in stages over three years. This provides MOKO with additional flexibility to approach the U.S. market for capital over the medium term.

Our cash and cash equivalents at June 30, 2015 were held for working capital purposes. We do not enter investments for trading or speculative purposes. Accordingly, our cash and cash equivalents are primarily invested in demand deposit accounts with high-grade financial institutions and currently provide only minimal returns.

Outlook

MOKO has made a strategic decision to focus the Company’s resources on the student market. The results from the monetization of MOKO’s student focused products, REC*IT and SPEAKIESY, are not yet reflected in MOKO’s operating results or cashflows. MOKO’s decision to focus on the student market has been made on the basis that the U.S. student audience is among the most valuable to brands and advertisers and provides huge potential for future monetization. As these products are not yet commercialized there remains uncertainty over this expectation.

In September 2015, MOKO made a strategic decision to focus the Company’s resources on its products aimed at the student market, REC*IT and SPEAKIESY and reduce cash burn from the Company's other platforms. This decision has been made on the basis that the U.S. student audience is among the most valuable to brands and advertisers and provides huge potential for future monetization and the current state of the securities markets which has posed some challenges to raising additional capital.

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

Since our inception and to June 30, 2015 we have raised a total of A$41.7 million ($32.1 million), net of costs and expenses, from the issuance of fully paid ordinary shares through an initial public offering in Australia and numerous subsequent private placements or rights issues.

As of June 30, 2015 our consolidated cash and cash equivalents were A$7,219,908 ($5,562,217).

We currently hold no outstanding debt. At June 30, 2015, MOKO’s significant non-cancellable forward commitments relate only to operating lease payments, and total A$977,711 ($753,229) which are payable as A$414,406 ($319,258) within one year and A$563,305 ($433,970) within one year and five years.

MOKO is operating on a negative operating cash flow basis. Net cash used in operations for the year ended June 30, 2015 was A$18,231,444 (2014: A$7,067,727). MOKO made an operating loss of A$20,294,007 for the year ended June 30, 2015 (2014: A$13,596,459).

In order to continue as a going concern, MOKO needs to raise additional funds. The directors acknowledge that the requirement to raise additional funding represents a material uncertainty which may cast significant doubt over the ability of MOKO to continue as a going concern.

To initiate the capital raising process, on July 14, 2015 MOKO filed a Form F-3 Registration Statement with the Securities and Exchange Commission for a maximum aggregate public offering of up to US $40,000,000.

The current state of the securities markets has posed some challenges to this capital raising process. In the light of this, the directors are pursuing a number of funding possibilities ranging from working with brokers (both institutional and retail investors), strategic stakeholders and major shareholders. Through one of, or a combination of these, together with a reduction in expenditure, the directors expect that sufficient funds will be raised to continue trading with a view to reassessing MOKO’s mid-term working capital requirements in the new calendar year.

The directors are confident that following successful capital raising MOKO can continue to meet its debts as and when they become due and payable. MOKO’s financial report has therefore been prepared on a going concern basis.

Should MOKO be unable to continue as a going concern it may be required to realise its assets and discharge its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should MOKO be unable to continue as a going concern and meet its debts as and when they fall due.

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

Historical cash flows

The following table sets forth our cash flows for fiscal 2015, 2014 and 2013:

	Year ended June 30
	2015				2014		2013
Cash flows used in operating activities	A$	(18,231,444)	US$	(14,045,504)	A$	(7,067,727)	A$	(1,768,876)
Cash (used in) / provided by investing activities	A$	(775,134)	US$	(597,163)	A$	(699,506)	A$	(1,785,110)
Cash provided by financing activities	A$	16,219,370	US$	12,495,403	A$	15,151,403	A$	4,496,858

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

In fiscal 2015, operating cash outflow for the year increased by 158% to A$18,231,444 ($14,045,504) (2014: A$7,067,727) reflecting the increased losses.

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

In the twelve months ended June 30, 2013, net cash used in operating activities was A$1,768,876 and consisted of a net loss of A$6,278,079, A$4,624,572 in adjustments for non-cash and non-operating expense items, which was partially offset by adjustment for a non-cash revenue item of A$1,829,653 and A$1,714,284 of cash provided by working capital. Adjustments for non-cash and non-operating items primarily consisted of depreciation and amortization expense of A$1,161,869 , goodwill impairment of A$1,487,137 , share-based payments and related costs expense of A$434,743, a loss on disposal of discontinued operations of A$761,020 and foreign exchange differences of A$586,125. The non-cash revenue item represented a fair value gain on deferred acquisition consideration where a liability value no longer required has been previously recognized. The working capital cash provided was largely the result of a decrease in trade and other receivables of A$2,119,368 which was partially offset by a decrease in payables of A$590,960.

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

Cash Flows from Investing Activities

In the twelve months ended June 30, 2015, investing cash outflows increased by 5% to A$775,134 ($597,163) (2014: A$699,506) due to the investments in Big Teams LLC and Tagroom Pty Ltd.

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

In fiscal 2015, the financing cash inflows increased by 7% to A$16,219,370 ($12,495,403) (2014: A$15,151,403) as a result of net share issue proceeds of A$16,219,370 ($12,495,403) (2014: A$16,269,600) and net debt repayment of nil (2014: A$1,118,197)

In fiscal 2014, net cash provided by financing activities was A$15,151,403 ($14,283,228) represented by net proceeds from the issue of ordinary shares of A$16,269,600 ($15,337,352) and net debt repayments of A$1,118,197 ($1,054,124).

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

Contractual Obligations

As of June 30, 2015, our contractual obligations and other commitments were as follows:

	Payments due by period
								More
			Less than 1		1 – 3		3 – 5	Than
	Total		year		years		years	5 years
Premises leases	A$	977,711	A$	414,406	A$	563,305	—	—

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

Recent Accounting Pronouncements

As discussed in Note 1 to our consolidated financial statements beginning on page F-1, the financial statements included in this annual report have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001, as appropriate for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by MOKO for the annual reporting period ended 30 June 2015, unless noted in the notes to our consolidated financial statements beginning on page F-1. MOKO’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to MOKO, are set out below.

AASB 9 Financial Instruments and its consequential amendments

This standard is applicable to annual reporting periods beginning on or after 1 January 2018. The standard replaces all previous versions of AASB 9 and completes the project to replace IAS 39 ’Financial Instruments: Recognition and Measurement’. AASB 9 introduces new classification and measurement models for financial assets. A financial asset shall be measured at amortised cost, if it is held within a business model whose objective is to old assets in order to collect contractual cash flows, which arise on specified dates and solely principal and interest. All other financial instrument assets are to be classified and measured at fair value through profit or loss unless the entity makes an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income (‘OCI’). For financial liabilities, the standard requires the portion of the change in fair value that relates to the entity’s own credit risk to be presented in OCI (unless it would create an accounting mismatch). New simpler hedge accounting requirements are intended to more closely align the accounting treatment with the risk management activities of the entity. New impairment requirements will use an ‘expected credit loss’ (‘ECL’) model to recognise an allowance. Impairment will be measured under a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. The standard introduces additional new disclosures. MOKO will adopt this standard from 1 July 2018 but the impact of its adoption is yet to be assessed by MOKO.

AASB 15 Revenue from Contracts with Customers

This standard is applicable to annual reporting periods beginning on or after 1 January 2017. The standard provides a single standard for revenue recognition. The core principle of the standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will require: contracts (either written, verbal or implied) to be identified, together with the separate performance obligations within the contract; determine the transaction price, adjusted for the time value of money excluding credit risk; allocation of the transaction price to the separate performance obligations on a basis of relative stand-alone selling price of each distinct good or service, or estimation approach if no distinct observable prices exist; and recognition of revenue when each performance obligation is satisfied. Credit risk will be presented separately as an expense rather than adjusted to revenue. For goods, the performance obligation would be satisfied when the customer obtains control of the goods. For services, the performance obligation is satisfied when the service has been provided, typically for promises to transfer services to customers. For performance obligations satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied. Contracts with customers will be presented in an entity’s statement of financial position as a contract liability, a contract asset, or a receivable, depending on the relationship between the entity’s performance and the customer’s payment. Sufficient quantitative and qualitative disclosure is required to enable users to understand the contracts with customers; the significant judgments made in applying the guidance to those contracts; and any assets recognised from the costs to obtain or fulfil a contract with a customer. MOKO will adopt this standard from 1 July 2017 but the impact of its adoption is yet to be assessed by MOKO.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following discussion sets forth information regarding our directors and executive officers as of October 15, 2015. Our board of directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders at which one third of the directors (or if their number is not divisible by three, then the number nearest to one third), other than the Managing Director, are required to submit for re-election in accordance with the terms of our Constitution and the applicable provisions of the Corporations Act, or until their earlier death, retirement, resignation or removal. Mr. Rodwell is currently our Managing Director. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years.

Name	Age	Position
Greg McCann	62	Non-Executive Chairman

Ian Rodwell	53	Chief Executive Officer and Managing Director

Jeff White	60	Non-Executive Director

Leo Hindery, Jr.	67	Non-Executive Director

Mark Hauser	57	Non-Executive Director

Emma Waldon	39	Executive Director and Company Secretary

Diana Rhoten, Ph.D.	48	Non-Executive Director

Shripal Shah	38	Chief Operating Officer

Greg McCann has been our Chairman and a director since April 2007. Since April 2007, Mr. McCann has also been the Chairman of Tel.Pacific Limited since August 2009 and was Chairman of NBN Tasmania Limited from August 2009 until April 2014, each of which is a public company in Australia. Mr. McCann also acts as Chairman for a number of private companies, including Executive Computing Pty Limited (an information technology sales and services company), Total Resource Solution Pty Ltd (a recruitment company) and Consortio Pty Ltd (a contractor management company). Mr. McCann is also on the board of the Australian law firm Lander & Rogers. He is a fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors.

Ian Rodwell has been our Chief Executive Officer, Managing Director and a director since 2008. Mr. Rodwell’s background is in corporate design and multimedia and has owned/operated several businesses in this field. He has worked in Australia, Singapore, the U.K. and the United States, managing projects for many international companies including McKinsey, BMW, UniLever and MTV. In the consumer digital media area, Mr. Rodwell led projects for several of world’s biggest names in sport, including Manchester United FC, All Blacks, adidas and the Australian Football League.

Jeff White has been director of MOKO since February 2015. Mr. White is a principal of Longreach Pty Ltd, an independent corporate advisory firm based in Sydney, Australia. Mr. White has over thirty years of experience advising a wide range of public and private companies on mergers, acquisitions, divestments and equity raisings. He has also advised the Australian and several State governments on major privatisations. Prior to Longreach, Mr. White held senior positions at several large international investment banks including Baring Brothers and ABN AMRO. Mr. White is a Non-Executive Director of the Anika Foundation, a charity that raises funds for research into youth suicide and depression. Mr White holds a Bachelor of Commerce and a Bachelor of Laws from UNSW and is a Graduate of the Australian Institute of Company Directors.

Leo Hindery, Jr. has served as one of our directors since April 2015. Currently, he is Managing Partner of InterMedia Partners, a series of media industry private equity funds he founded in 1988 and ran continuously until February 1997, when he was elected President and CEO of Tele-Communications, Inc. (TCI) and Liberty Media, at the time the world’s largest combined cable television system operator and programming entity. In March 1999 TCI merged into AT&T, and he became President and CEO of AT&T Broadband until he resigned in November 1999. In December 1999, Mr. Hindery was elected Chairman and Chief Executive Officer of GlobalCenter Inc., a major Internet services company, which in January 2001 merged into Exodus Communications, Inc. From 2001 until October 2004, he was Chairman and CEO of The YES Network which he founded to be the regional television home of the New York Yankees.

In early 2005 he reconstituted InterMedia Partners. Mr. Hindery has also served as a director on the board of Hemisphere Media Group, Inc. since April 2013. Mr. Hindery, formerly Chairman of the National Cable Television Association (NCTA) and of C-SPAN, has been recognized as International Cable Executive of the Year, NCTA’s Distinguished Vanguard Award Recipient for Leadership, Cable Television Operator of the Year, one of the cable industry’s “25 Most Influential Executives Over the Past 25 Years”, one of the “30 Individuals with the Most Significant Impact on Cable’s Early History”, and a member of the Cable Hall of Fame. Mr. Hindery is a Director of the Paley Center for Media and a member of the Board of Visitors of the Columbia School of Journalism. He has an MBA from Stanford University’s Graduate School of Business and was an undergraduate of Seattle University, and has received an honorary Doctor of Humane Letters degree from Emerson College.

Mark Hauser has been a director since February 2014. He is a Senior Managing Director of OFS Management, responsible for OFS’ SBIC fund. Mr. Hauser is also the founder and Managing Director of Tamarix Capital, an investment firm dedicated to using flexible financing solutions to support management teams in lower-middle-market companies, and oversees its investment activities. Prior thereto, he was a Senior Managing Director at Sandell Asset Management, an international multi-strategy alternative asset manager, where he founded and was global head of the firm’s private equity practice as well as a member of its investment committee. Prior to joining Sandell, he was a Managing Director at FdG Associates, a New York-based middle-market private equity fund focused on investing in family owned businesses. Previously, he was a Managing Director at Ocean Capital Corporation, a private international investment banking firm. Mr. Hauser has served as an officer and on the boards of directors of various private and public portfolio companies, both in the U.S. and abroad. Mr. Hauser began his career as a corporate attorney, practicing in New York, Sydney and London. He holds a Bachelor of Economics Degree and a Bachelor of Law Degree from Sydney University and a Master of Law Degree from the London School of Economics & Political Science.

Emma Waldon has been MOKO’s Company Secretary since 1st January 2015 and a director since October 1, 2015. Ms. Waldon also holds the role of Company Secretary of Hazer Group Limited. Ms. Waldon has over 18 years global corporate experience and has diverse financial, corporate advisory and risk management skills from previous roles at Ernst & Young (Perth) where she qualified as a Chartered Accountant in 2000, Euroz Securities, Lloyds Banking Group (London) and as a Director within Deloitte’s advisory services division in Perth. Ms. Waldon holds a Bachelor of Commerce degree from the University of Western Australia majoring in accounting and finance, is a Member of the Australian Institute of Chartered Accountants, a Fellow of the Financial Services Institute of Australasia and a Certificated Member of the Governance Institute of Australia.

Diana Rhoten, Ph.D. has been a director since October 1, 2015 and is an Associate Partner of IDEO’s New York office, an award-winning global design firm focused on helping organizations innovate and grow. Ms Rhoten actively assists IDEO’s clients through the design of new businesses, ventures, and partnerships. In addition to her role at IDEO, Ms Rhoten is also a Senior Advisor to Purpose, experts in creating and scaling social movements powered by technology and enabled by people, and an Advisor to Kam.io, a social networking platform for creating, mixing, and sharing digital assets. Ms Rhoten’s experience spans business, government and philanthropy. Her previous roles include Chief Strategy Officer for Amplify Education, Founder and Director of the New Youth City Learning Network, Founder and Managing Director of Startl, and Founder and Director of the Knowledge Institutions Program, an initiative of the Social Science Research Council. Ms Rhoten has been published in numerous academic journals and co-authored several manuscripts. She has a Ph.D. and an M.A. from Stanford University, as well as a M.Ed. from Harvard University and a B.A. from Brown University. She is both a Fulbright Scholar and a Sigma Xi Distinguished Lecturer.

Shripal Shah has been the Chief Operating Officer of MOKO since March 2015. Mr. Shah has more than sixteen years experience in digital strategy, development and execution. He joins MOKO after seven years as Chief Strategy Officer with the Washington Redskins, one of the top NFL professional football teams and the third highest grossing team in the NFL behind the Dallas Cowboys and the New England Patriots. Mr. Shah reported to Mitch Gershman, Chief Marketing Officer of the Redskins where he was tasked with maximizing the team’s strategic and business prospects and overseeing the organization’s marketing strategy and digital and social media platforms. He played an instrumental role in bringing various digital and social media platforms to the Redskins, resulting in a significantly improved brand profile for the team. Prior to the Redskins, Mr. Shah was with Catalyst Public Relations, where he was the architect of multiple award-winning digital marketing programs. This included one for Dick’s Sporting Goods Foundation, which earned “Best Cause Related Marketing Campaign of the Year” honors at the 2012 SABRE Awards. He also developed digital marketing strategies for Kenneth Cole, Seagram’s, Bank of New York and Morgan Stanley, among others.

B. Compensation

Employment Agreements

The compensation we paid to all current directors and executive officers (including the Company Secretary) for the year ended June 30, 2015 was A$2,020,171 ($1,556,340) and on an individual basis in A$ is set forth in the tables below.

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
	Salary &	Consultancy			Super-	Retirement			Total
Fiscal 2014	Fees	Fees	Bonus	Other	annuation	benefits	Shares	Options	A$
(A$’s)
G McCann[1]	109,970	—	—	—	10,447	—	759,577	—	879,994
P Yates	11,417	—	—	—	—	—	—	—	11,417
J De Back [2]	22,500	—	—	—	—	—	—	78,737	101,237
M Hauser[3]	62,101	—	—	—	—	—	—	118,105	180,206
J White	15,221	—	—	—	1,446	—	—		16,667
L Hindery	12,879	—	—	—	—	—	—		12,879
I Rodwell [4]	388,129	—	—	91,014	—	—	—	308,628	787,771
E Waldon	27,397	—	—	—	2,603	—	—	—	30,000
A W Bursill	—	—	—	—	—	—	—	—	—
TOTAL	649,614	—	—	91,014	14,496	—	759,577	505,470	2,020,171

1.	G McCann’s remuneration was paid in his capacity as a Non-Executive Director and did not change during his temporary occupation as Executive Chairman in 2014 for the purposes and completion of the NASDAQ listing.
2.	J De Back, former director, is a director of Dutchman Capital who provided consulting services to MOKO until September 30, 2013. The contract between MOKO and Dutchman Capital was based on normal commercial terms. J De Back resigned on 13th April 2015.
3.	Mark Hauser was appointed as a Non-Executive Director on February 1, 2014 and prior to which, he provided consulting services to MOKO for two years until January 31, 2014. The consulting contract between MOKO and Mark Hauser was based on normal commercial terms and this remuneration is not included.
4.	I Rodwell was paid STI bonuses of $22,883 excluding superannuation in June 2014 upon Rec*IT launch and $22,884 excluding superannuation in June 2014 upon NASDAQ listing. Other short term remuneration in the year ended 30 June 2015 includes rental assistance of US$5,000 per month and payment of health related insurance.
5.	A W Bursill, Company Secretary until 31st January 2015, is an associate of Franks & Associates Pty Ltd who provides Company secretarial services to MOKO. The contract between MOKO and Franks & Associates is based on normal commercial terms. A total of $56,670 (2014: $97,793) was received by Franks & Associates in relation to this contract for the year.

Share Based Compensation

We use two practices for granting share based compensation to executive directors, senior executives and employees. Share options (listed and unlisted) to purchase our ordinary shares are issued periodically at the board’s discretion and Performance Shares may also be issued under a Performance Share Plan.

Option Compensation

As of June 30, 2105, our unissued ordinary shares subject to options totaled 67,420,000 as follows.

Class	Expiry Date	Exercise Price		Number of Options
Unlisted Director Options	30-Jul-16		$0.042	5,000,000
Unlisted Options	30-Jul-16		$0.042	5,000,000
Unlisted Employee Options	31-Jul-16		$0.06	500,000
Unlisted Employee Options	31-Jul-16		$0.17	4,250,000
Unlisted Options	24-Oct-15		$0.155	3,450,000
Unlisted Director Options	28-Nov-15		$0.40	15,000,000
Unlisted Options	28-Nov-15		$0.40	1,000,000
Unlisted Options	28-Nov-15		$0.10	6,400,000
Unlisted Director Options	31-Jan-16		$0.20	2,000,000
Unlisted Employee Options	31-Dec-15	US$	0.15	1,000,000
Unlisted Employee Options	30-Jun-16	US$	0.17	250,000
Unlisted Director Options	26-Nov-17		$0.19	7,500,000
Unlisted Director Options	26-Nov-16		$0.19	3,000,000
Unlisted Employee Options	31-Jan-17		$0.196	1,000,000
Unlisted Employee Options	20-Dec-16		$0.20	1,000,000
Unlisted Employee Options	31-Dec-16		$0.17	700,000
Unlisted Employee Options	31-Dec-16		$0.075	750,000
Unlisted Employee Options	30-Jun-16	US$	0.05	1,000,000
Unlisted Employee Options	30-Jun-16	US$	0.075	1,000,000
Unlisted Options over American Depositary Shares	Refer to table below			7,620,000
Total				67,420,000

Options granted over American Depositary Shares (where one ADS = 40 ordinary shares)

		Exercise Price
		(per ADS in
Class	Expiry Date	US$)	Number of Options	Number of Shares
Unlisted ADS Options	31-Dec-15	$4.07	25,000	1,000,000
Unlisted ADS Options	31-Dec-16	$6.29	25,000	1,000,000
Unlisted ADS Options	30-Jun-16	$7.50	41,750	1,670,000
Unlisted ADS Options	30-Jun-16	$6.66	2,500	100,000
Unlisted ADS Options	30-Jun-16	$7.50	11,250	450,000
Unlisted ADS Options	31-Dec-15	$5.55	7,500	300,000
Unlisted ADS Options	30-Jun-16	$4.00	25,000	1,000,000
Unlisted ADS Options	3-Dec-16	$4.58	7,500	300,000
Unlisted ADS Options	31-Jul-17	$4.00	20,000	800,000
Unlisted ADS Options	22-Sep-17	$3.00	25,000	1,000,000
Total			190,500	7,620,000

C. Board Practices

Board Committees and Practices

Our Board has an audit committee and compensation committee, a copy of the relevant charters of which are available on MOKO’s website. Jeff White, Mark Hauser and Leo Hindery, Jr. each satisfy the “independence” requirements of the NASDAQ Marketplace Rules and accordingly we are currently in compliance with applicable SEC rules as well as the NASDAQ Marketplace Rules in this regard.

Audit Committee

The audit committee oversees and monitors the company’s accounting and financial reporting processes and the audit and integrity of the Company’s financial statements.

The audit committee has had the following three members: Mark Hauser who is the chairman and an independent Non-Executive Director, Leo Hindery, Jr. (non-independent Non-Executive Director) and Jeff White (non-independent Non-Executive Director), each of which satisfies the “independence” requirements of the NASDAQ Marketplace Rules. The audit committee is responsible for, among other things:

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

The compensation committee has had the following three members: chairman Mark Hauser (independent Non-Executive Director), Leo Hindery, Jr. (non-independent Non-Executive Director) and Gregory McCann (Non-Executive Chairman). Each of Messrs. Hindery and Hauser satisfies the “independence” requirements of the NASDAQ Marketplace Rules. Our compensation committee assists our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers.

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

Code of Ethics

We adopted a Code of Business Conduct and Ethics in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S- K that constitutes our code of ethics for our principal executive officer, our principal financial and accounting officer and our other senior financial officers. The Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A printed copy of the Code of Business Conduct and Ethics may be obtained free of charge by writing to Ms. Emma Waldon, Company Secretary MOKO Social Media Limited, Suite 5, 442-446 Beaufort Street, Highgate, Western Australia, 6003, Australia, and is available on our website.

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

The following table sets forth the cash compensation for future services expected to be paid to our non-employee directors, other than Mr. Hauser who we expect will receive an annual stipend of $60,000.

Compensation
Annual Stipend
Director – (U.S. residents)	$40,000 per annum
Director – (non U.S. residents)	A$40,000 per annum
Chairman	A$135,000 per annum

D. Employees

As of June 30, 2015, we had 67 full time equivalent employees, including independent contractors. Our employees are all contracted to us through individual employment agreements. Management considers labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

At June 30,
2015
Function:
Technical and product development	29
Sales, Marketing and operations	25
Corporate, Finance and administration	13
Total:	67
Geography:
Australia	29
United States of America	38
United Kingdom	67
Total:

E. Share Ownership

See Item 6.A and 6.B above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of the Ordinary Shares as of September 30, 2015 by each person who beneficially owns more than 5% of Ordinary Shares and each officer, each director and all officers and directors as a group.

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

The address of each director and executive officer shown in the table below is Suite 5, Level 1, 442-446 Beaufort Street, HIGHGATE West Australia, 6003, Australia.

	Beneficial		Percentage of
	Ownership		Class
Name of Beneficial Owner	of our Ordinary Shares (1)		(1)
Greg McCann	25,944,444	(2)	3.4%

Ian Rodwell	16,032,917	(3)	2.1%

Jeff White	580,000		*

Leo Hindery, Jr.	2,638,500		*

Mark Hauser	9,910,000	(4)	1.3%

Emma Waldon	800,000		*

Diana Rhoten, Ph.D.	-		-

Shripal Shah	-		-

All directors and executive officers as a group (8 persons)	55,905,861		7.2%

Trevor Douglas Nairn	114,528,662		15.2%

Peter Yates	50,163,402		6.6%

*	less than 1%
(1)	On September 30, 2015, MOKO’s ordinary shares on issue total 58,214,171 and ordinary shares issuable upon the exercise of outstanding options are 67,420,000.
(2)	Includes 10,000,000 ordinary shares issuable upon the exercise of outstanding options. Does not include 20,000,000 performance shares issued to Mr. McCann on November 28, 2013 following approval by MOKO’s shareholders at the annual general meeting held on November 26, 2013 as the performance event has not been met.
(3)	Includes 10,000,000 ordinary shares issuable upon the exercise of outstanding options. Does not include 7,500,000 ordinary shares issuable upon the exercise of outstanding options as the vesting event has not been met.
(4)	Includes 5,000,000 ordinary shares issuable upon the exercise of outstanding options.

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

Andrew Bursill, former Company secretary, is also an associate of Franks & Associates Pty Ltd, who provided accounting and secretarial services to MOKO. The contract between MOKO and Franks & Associates was based on standard commercial terms. The Company paid an aggregate of A$56,670 to Franks & Associates in fiscal 2015.

Greg McCann, non-executive Chairman, is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio is based on normal commercial terms. A total of A$20,047 ($15,444) (2014: A$13,368) was received by Consortio in relation to this agreement for the year ended June 30, 2015.

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

On May 2, 2013, Messrs. McCann, De Back and Yates agreed to advance a total of A$265,000 as an interest free unsecured loan to MOKO, with an option to the loan against future rights issues undertaken by MOKO. On June 4, 2013, following the closing of MOKO’s rights issue, convertible notes totaling A$165,000 were repaid by way of the issuance of 4,125,000 fully paid ordinary shares and 4,125,000 options exercisable at A$0.05 each on or before June 13, 2015. Mr. De Back’s convertible notes totaling A$100,000 were repaid by way of the issuance of 2,500,000 fully paid ordinary shares and 2,500,000 options exercisable at A$0.10 each on or before November 28, 2015.

On July 1, 2013, MOKO completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Limited (“DIL”). The business combination was made for the purpose of MOKO expanding into the growing mobile commerce sector. The share acquisition included a purchase of shares from a MOKO non-executive director, Mr. Johannes De Back, who after the acquisition has no further equity interest in DIL. Acquisition date fair value of total consideration transferred was A$40,000. The fair value consideration was settled by way of issue of 400,000 options exercisable at A$0.10 each on or before November 28, 2015.

Under the terms of the acquisition, MOKO was also granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which loan bears interest of 10% per annum and is repayable on arms-length terms. On November 7, 2013, Mr. Johannes De Back executed a personal letter of support to indemnify DIL in respect of its debts to a total liability value of A$500,000 and which may only be revoked with DIL’s prior written agreement. On April 9, 2015, the letter of support was revoked, a A$50,000 loan from Mr. De Back to DIL was written-off and 2 million options were forfeited with Mr. De Back’s written agreement.

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

Audited Financial Statements

Our consolidated financial statements for the 2015, 2014 and 2013 fiscal years ended June 30th as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

Legal/Arbitration Proceedings

We have instituted legal proceedings against one supplier regarding an account payable over which there is a disagreement. While we do not expect the resolution of this dispute to have a significant effect on our financial position or profitability, there can be no assurance that we will prevail in these proceedings, and we may be required to pay damages to such supplier, which would adversely affect our financial position.

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not Applicable.

B. Plan of Distribution

Not Applicable.

C. Markets

Our American Depositary Shares are listed on NASDAQ under the symbol MOKO. The closing price for the ADSs on September 30, 2015 on NASDAQ was $3.10 per ADS.

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

	High	Low	High	Low
Year Ended	(A$ per share)		(US$ per ADS)
June 30, 2011	0.09	0.04
June 30, 2012	0.05	0.02
June 30, 2013	0.05	0.02
June 30, 2014	0.33	0.04
June 30, 2015	0.20	0.11	7.79	3.50
Quarter Ended
September 30, 2013	0.14	0.04
December 31, 2013	0.33	0.12
March 31, 2014	0.33	0.20
June 30, 2014	0.27	0.14	7.70	6.75
September 30, 2014	0.20	0.15	7.79	5.42
December 31, 2014	0.17	0.13	6.05	4.29
March 31, 2015	0.17	0.14	5.80	4.00
June 30, 2015	0.18	0.11	5.94	3.50
Month Ended
January 2015	0.17	0.15	5.80	4.60
February 2015	0.17	0.14	5.30	4.25
March 2015	0.16	0.14	4.80	4.00
April 2015	0.18	0.14	5.94	4.50
May 2015	0.17	0.14	5.40	4.22
June 2015	0.14	0.11	4.25	3.50
July 2015	0.13	0.10	3.85	3.01
August 2015	0.13	0.12	3.70	3.40
September 2015	0.12	0.10	3.44	2.90

Status of Outstanding Ordinary Shares. As of September 30, 2015, we had a total of 755,486,679 ordinary shares issued and outstanding.

Options and Warrants. See Item 6.B above.

Holders. Based upon information available from the ASX, as of September 30, 2015, we had 3,767 holders of record of the ordinary shares, of which 8 had registered addresses in the U.S. and held a total of 13,924,980 ordinary shares. The principal Melbourne office of National Australia Bank, as custodian, is the registered holder for the holders of ADSs representing ordinary shares. According to the principal Melbourne office of National Australia Bank’s registry, there was one registered holder of ADSs representing 60,038,846 ordinary shares as of September 30, 2015. Holders of record of having registered addresses in the U.S., together with the registered holders of ADSs representing ordinary shares in the principal Melbourne office of National Australia Bank’s registry, held an aggregate of approximately 9.8% of the total number of ordinary shares outstanding on such date. The above numbers may not be representative of the actual number of U.S. beneficial holders or the number of ordinary shares beneficially held by U.S. persons.

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

C. Material Contracts

During the fiscal years ended June 30, 2015, 2014 and 2013, the Company entered into the material contracts listed below, the material provisions of which are described under Item 4.B. above:

Letter of Agreement between American Intramural Sports Group LLC and the Registrant dated March 4, 2013

Amended and Restated License and Services Agreement between IMLeagues LLC and the Registrant dated January 26, 2015

Asset Purchase Agreement dated August 10, 2012 between Howmark Mobile LLC and the Registrant

Memorandum dated April 9, 2013, as revised on April 15, 2013

Memorandum of Confirmation dated October 2013

Second Memorandum of Confirmation dated November 2013

Clarification Agreement dated as of April 30, 2014

Share Purchase Agreement (Series B-2) dated April 24, 2015 between Big Teams LLC and the Registrant

License and Services Agreement dated April 24, 2015 between Big Teams LLC and the Registrant

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

References to “MOKO” in this section headed “Australian Tax Consequences” refer to MOKO Social Media Limited.

Nature of ADSs for Australian Taxation Purposes

Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs that represent those underlying ordinary shares, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian resident holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax already paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders may (subject to the relevant tax treaties — see below) be subject to dividend withholding tax, but only to the extent the dividends are not franked. Unfranked dividends paid to a non-Australian resident shareholder are subject to withholding tax at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement. In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled, is 15%, where the U.S. resident is not a company or holds less than 10% of the voting rights in the applicable company, or 5% where the U.S. resident is a company and holds 10% or more of the voting rights in the applicable company. The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where our ADSs are effectively connected to a permanent establishment or a fixed base carried on by the holder of our ADSs in Australia and through which that holder carries on business.

Tax on Sales or other Dispositions of Shares — Capital Gains Tax (CGT)

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. A non-Australian resident shareholder will not be subject to Australian capital gains tax on the capital gain made on a disposal of our ADSs or ordinary shares, unless it, together with associates, holds 10% or more of MOKO’s issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of those ADSs or shares at the time of disposal are wholly or principally attributable to Australian real property assets.

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

The effect of these changes is to:

•	Retain access to the full CGT discount for discount capital gains of non-Australian resident individuals in respect of the increase in the value of a CGT asset that occurred before May 9, 2013; and

•	Remove the CGT discount for discount capital gains for non-Australian resident individuals that arise after May 8, 2013.

Non-Australian resident individuals will still have access to a discount on discount capital gains accrued prior to May 8, 2012 provided they choose to obtain a market valuation for their assets as at that date.

Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account

Some non-Australian resident shareholders may hold shares or ADSs on revenue rather than on capital account, for example, share traders. These shareholders may have the gains or losses made on the sale or other disposal of the shares or ADSs included in their assessable income under the ordinary income tax provisions of the income tax law, if the gains or losses are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares or ADSs held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non- Australian resident individuals. Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

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

Stamp Duty

A transfer of shares or ADSs of a company listed on the ASX — as is MOKO — is not subject to Australian stamp duty except in some circumstances where one person, or their associate, acquires 90% or more of the shares.

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

U.S. Holders

Taxation of Cash Distributions Paid on ADSs or Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid in respect of our ADSs or ordinary shares. A cash distribution on our ADSs or ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends- received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ADSs or ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ADSs or ordinary shares.

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “— Taxation on the Disposition of ADSs or Ordinary Shares” below) provided that (a) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Double Taxation Convention between Australia and the United States (the “U.S.-Australia Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if our ADSs and ordinary shares are not readily tradable on an established securities market in the United States, and we are not eligible for the benefits of the U.S.-Australia Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares (including ADSs) are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market. Although our ADSs are currently listed on the NASDAQ Global Market, we cannot guarantee that our ADSs will continue to be listed and traded on the NASDAQ Global Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ADSs or ordinary shares.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ADSs or ordinary shares, subject to certain limitations and exceptions. Under applicable Treasury Regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund (“QEF”) rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ADSs or ordinary shares.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended June 30, 2015, we do not expect to be treated as a PFIC for such taxable year. However, because we have not performed a definitive analysis as to our PFIC status for our 2015 fiscal year, there can be no assurance with respect to our status as a PFIC for such taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ADSs or ordinary shares, and the U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ADSs or ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to our ADSs or ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If a U.S. Holder has made a QEF election with respect to our ADSs or ordinary shares, and the special tax and interest charge rules do not apply to such ADSs or ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ADSs or ordinary shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ADSs or ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ADSs or ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ADSs or ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held (or was deemed to hold) our ADSs or ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above with respect to such ADSs or ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ADSs or ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares, the PFIC rules discussed above will continue to apply to such ADSs or ordinary shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a “purging election” to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our ADSs or ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ADSs or ordinary shares on the qualification date. A purging election generally creates a deemed sale of such ADSs or ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ADSs or ordinary shares by the amount of gain recognized and will also have a new holding period in its ADSs or ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) ADSs or ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ADSs or ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ADSs or ordinary shares as long as such ADSs or ordinary shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of its taxable year over the adjusted tax basis in its ADSs or ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ADSs or ordinary shares over the fair market value of its ADSs or ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of our ADSs or ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) our ADSs or ordinary shares and for which we are determined to be a PFIC.

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

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Australia with limited liability. We are incorporated in Australia because of certain benefits associated with being an Australian company, such as political and economic stability, an effective judicial system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, Australia has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Australian companies may not have standing to sue before the federal courts of the United States.

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

Any final and conclusive monetary judgment obtained against us in United States courts, for a definite sum, may be treated by the courts of Australia as a cause of action in itself so that no retrial of the issues would be necessary prior to the enforcement of that judgment in Australia, provided that an Australian court was satisfied that:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

MOKO’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimise the potential adverse effects on the financial performance. MOKO uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board. Please see note 2 to our audited consolidated financial statements for further information with respect to certain of these risks.

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

From July 1, 2014 to September 30, 2015, we used the net proceeds of $6,272,500. $81,598 for capital expenditures, $67,781 for investment costs, $6,123,121 for working capital, and $332,100 for payments to Directors and Company Secretary.

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year ended June 30, 2015. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of June 30, 2015 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of the our internal control over the financial reporting as of June 30, 2015, using criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of June 30, 2015.

(c) Attestation report of the registered public accounting firm

Not applicable.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2015 and 2014 by BDO East Coast Partnership and other BOD international offices, the Company’s principal accounting firm.

Accountant Fees and Services	2015		2014
Audit Fees	A$	335,715	A$	318,537
Audit Related Fees (F1 review)	A$	23,614	A$	200,019
Tax Fees	A$	-	A$	10,790
All Other Fees		-		-
	A$	359,329	A$	529,346

Audit Fees

The audit fees for the years ended June 30, 2015 and 2014, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC.

Tax Fees

Tax fees for the year ended June 30, 2014 were paid for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

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

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1*	Constitution of the Registrant, as currently in effect
1.2*	Certificate of Registration on Change of Name dated February 28, 2007
1.3*	Certificate of Registration on Change of Name dated December 18, 2008
2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.2)
2.2*	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts
2.3*	Form of Warrant issued to Northland Capital Markets
4.1*	2014 U.S. Omnibus Securities and Incentive Plan
4.2†*	Letter of Agreement between American Intramural Sports Group LLC and the Registrant dated March 4, 2013
4.3†	Amended and Restated License and Services Agreement between IMLeagues LLC and the Registrant dated January 26, 2015
4.4*	Asset Purchase Agreement dated August 10, 2012 between Howmark Mobile LLC and the Registrant
4.5*	Memorandum dated April 9, 2013, as revised on April 15, 2013
4.6*	Memorandum of Confirmation dated October 2013
4.7*	Second Memorandum of Confirmation dated November 2013
4.8*	Clarification Agreement dated as of April 30, 2014
4.9	Share Purchase Agreement (Series B-2) dated April 24, 2015 between Big Teams LLC and the Registrant
4.10	Amendment to Share Purchase Agreement (Series B-2) dated August 19, 2015 between Big Teams LLC and the Registrant
4.11†	License and Services Agreement dated April 24, 2015 between Big Teams LLC and the Registrant
8.1	List of Subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO East Coast Partnership to incorporation by reference in the registration statement on Form F-3 of the Registrant (File No. 333-205656).

*  Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-161602).

†  Confidential treatment has been requested with respect to portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOKO SOCIAL MEDIA LIMITED

By:	/s/ Ian Rodwell	By:	/s/ Greg McCann
Name: Ian Rodwell		Name: Greg McCann
Title: Chief Executive Officer (Principal Executive Officer)		Title: Chairman (Principal Financial and Accounting Officer)
Date: October 30, 2015		Date: October 30, 2015

Independent Auditor’s Report

To the Board of Directors and stockholders of Moko Social Media Limited

We have audited the accompanying consolidated financial statements of Moko Social Media Limited and its subsidiaries, which comprise the consolidated balance sheets as of June 30, 2014 and 2015, and the related consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for the three years ended June 30, 2015, and the related notes to the consolidated financial statements.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moko Social Media Limited and its subsidiaries as of June 30, 2014 and 2015, and the results of their operations and their cash flows for three years ended June 30, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the financial report, which indicates that the ability of the consolidated entity to continue as a going concern is dependent upon the future successful raising of necessary funding through equity. These conditions, along with other matters as set out in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

/s/ BDO

BDO EAST COAST PARTNERSHIP

Sydney, Australia

30 October 2015

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Consolidated
	Note	2015	2014	2013
		$	$	$
Revenue from continuing operations	5	6,287,133	8,228,151	6,020,593
Interest income	5	189,770	104,850	8,813
Other Income and revenue	5	947,845	1,365,101	1,008,231
Fair value gain on deferred consideration	5	-	383,933	1,829,653
Expenses
Cost of providing goods and services		(6,117,942)	(6,536,820)	(4,330,167)
Computer expenses		(413,111)	(566,858)	(665,957)
Marketing expenses		(3,841,822)	(1,308,959)	(320,481)
Travel and entertainment expenses		(919,333)	(566,259)	(202,815)
Occupancy expenses		(466,769)	(198,236)	(119,262)
Administration expenses		(1,357,537)	(1,027,810)	(332,800)
Exchange loss		49,170	(142,664)	(238,717)
Finance costs		(25,658)	(3,838)	(210,572)
Legal and professional fees		(2,184,105)	(3,223,803)	(1,640,327)
Employee benefits expenses	6	(8,678,001)	(3,796,520)	(2,510,446)
Share based payments	6	(1,929,265)	(5,144,968)	(434,743)
Depreciation and amortisation	6	(1,017,657)	(1,224,238)	(1,067,523)
Other expenses	6	-	91,527	-
Impairment of goodwill		-	-	(1,487,137)
Product costs		(996,986)	-	-

Loss before income tax		(20,474,268)	(13,567,411)	(4,693,657)
Income tax benefit/(expense)	7	180,261	(29,048)	(17,637)
Profit/(Loss) after income tax from continuing operations		(20,294,007)	(13,596,459)	(4,711,294)
Profit/(Loss) after income tax from discontinued operations	32	-	-	(1,566,785)

Loss after income tax for the year		(20,294,007)	(13,596,459)	(6,278,079)
Other comprehensive income for the year, net of tax
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		1,397,333	(244,676)	853,663
Total comprehensive loss for the year		(18,896,674)	(13,841,135)	(5,424,416)

Total comprehensive loss for the year is attributable to:
Continuing operations		(18,896,674)	(13,841,135)	(3,857,631)
Discontinued operations		-	-	(1,566,785)
Total comprehensive loss for the year		(18,896,674)	(13,841,135)	(5,424,416)

Loss attributable to:
Owners of the Company		(20,013,288)	(13,472,361)	(6,278,079)
Non-controlling interests		(280,719)	(124,098)	-
		(20,294,007)	(13,596,459)	(6,278,079)
Total comprehensive loss for the year, net of tax attributable to:
Owners of the Company		(18,615,955)	(13,717,037)	(5,424,416)
Non-controlling interests		(280,719)	(124,098)	-
		(18,896,674)	(13,841,135)	(5.424,416)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Consolidated
	Note	2015	2014	2013
		$	$	$
Earnings per share from continuing operations attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	26 (b)	(3.28)	(2.85)	(1.54)

Earnings per share from discontinued operations attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	26 (c)	-	-	(0.51)

Earnings per share for loss attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	26 (d)	(3.28)	(2.85)	(2.05)

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Consolidated
	Note	2015	2014
		$	$
Current assets

Cash and cash equivalents	8	7,219,908	9,878,011
Trade and other receivables	9	501,472	927,852
Other current assets	10	1,017,204	298,716
Total current assets		8,738,584	11,104,579

Non-current assets
Property, plant and equipment	11	255,961	87,726
Intangibles	12	3,814,088	3,613,433
Available-for-sale financial assets	13	1,297,811	-
Deferred tax asset	7	-	427,719
Total non-current assets		5,367,860	4,128,878
Total assets		14,106,444	15,233,457

Current liabilities
Trade and other payables	15	2,569,262	2,563,611
Employee benefits	16	411,076	276,920
Income tax provision		-	740,880
Total current liabilities		2,980,338	3,581,411

Non-current liabilities
Employee benefits	16	45,530	35,348
Total non-current liabilities		45,530	35,348
Total liabilities		3,025,868	3,616,759

Net assets		11,080,576	11,616,698

Issued capital	17	58,214,371	41,679,662
Reserves	18	12,213,980	8,990,804
Accumulated losses	19	(58,942,958)	(38,929,670)
Non-controlling interest		(404,817)	(124,098)
Total equity		11,080,576	11,616,698

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Consolidated	Issued capital	Foreign currency translation reserve	Option reserves	Accumulated losses	Non- controlling interest	Total
	$	$	$	$	$	$
Balance at 30 June 2012	20,685,557	(38,815)	2,424,617	(19,179,230)	-	3,892,129
Loss after income tax expense for the year	-		-	(6,278,079)	-	(6,278,079)
Other comprehensive income for the year, net of tax	-	853,663	-	-	-	853,663
Total comprehensive loss for the year, net of tax	-	853,663	-	(6,278,079)	-	(5,424,416)
Transactions with owners in their capacity as owners
Issue of shares	4,228,250	-	-	-	-	4,228,250
Capital raising costs	(257,334)	-	-	-	-	(257,334)
Share based payments	-	-	434,743	-	-	434,743
Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	-	2,873,372
Loss after income tax expense for the period	-	-	-	(13,472,361)	(124,098)	(13,596,459)
Other comprehensive income for the year, net of tax	-	(244,676)	-	-	-	(244,676)
Total comprehensive loss for the year, net of tax	-	(244,676)	-	(13,472,361)	(124,098)	(13,841,135)
Transactions with owners in their capacity as owners
Issue of ordinary shares on exercise of options	3,582,461	-	-	-	-	3,582,461
Issue of ordinary shares on capital raising	14,161,910	-	-	-	-	14,161,910
Issue of ordinary shares to consultants	160,000	-	-	-	-	160,000
Issue of ordinary shares as consideration for business combination	602,365	-	-	-	-	602,365
Issue of ordinary shares in settlement of loans from directors	200,000	-	-	-	-	200,000
Issue of performance shares to employees	200	-	-	-	-	200
Capital raising costs	(1,683,747)	-	-	-	-	(1,683,747)
Share based payments – Options	-	-	5,561,272	-	-	5,561,272
Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698
Loss after income tax expense for the period	-	-	-	(20,013,288)	(280,719)	(20,294,007)
Other comprehensive income for the year, net of tax	-	1,397,333	-	-	-	1,397,333
Total comprehensive loss for the year, net of tax	-	1,397,333	-	(20,013,288)	(280,719)	(18,896,674)
Transactions with owners in their capacity as owners
Issue of ordinary shares on exercise of options	7,800,973	-	-	-	-	7,800,973
Issue of ordinary shares on capital raising	8,762,325	-	-	-	-	8,762,325
Issue of ordinary shares to consultants	300,000	-	-	-	-	300,000
Issue of ordinary shares to employees	115,324	-	-	-	-	115,324
Issue of ordinary shares as consideration for business combination	200,000	-	-	-	-	200,000
Capital raising costs	(643,913)	-	-	-	-	(643,913)
Share based payments – Options	-	-	1,825,843	-	-	1,825,843
Balance at 30 June 2015	58,214,371	1,967,505	10,246,475	(58,942,958)	(404,817)	11,080,576

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Consolidated
	Note	2015	2014	2013
		$	$	$

Cash flows from operating activities
Receipts from customers		6,930,339	9,190,127	19,685,705
R&D tax offset received		947,845	1,082,953	1,008,231
Export market development grant received		-	172,655	-
Payments to suppliers and employees		(26,241,545)	(17,502,785)	(22,365,381)
Interest received		232,058	24,485	8,813
Interest and other finance costs paid		(26,119)	(35,162)	(95,727)
Income taxes paid		(74,022)	-	(10,517)
Net cash used in operating activities	21	(18,231,444)	(7,067,727)	(1,768,876)

Proceeds from sale of business		-	109,493	-
Payment for acquisition of business, net of cash acquired	14	(175,115)	(406,997)	(1,352,620)
Payment for investment	13	(256,813)	-	-
Payment for property, plant and equipment		(210,811)	(55,658)	(89,854)
Payment for intangibles		(132,395)	(6,348)	-
Payments for disposal of subsidiary		-	(339,996)	(342,636)
Net cash used in investing activities		(775,134)	(699,506)	(1,785,110)
Cash flows from financing activities
Proceeds from issuance of shares		16,860,777	17,427,067	3,456,961
Share issue transaction cost		(641,407)	(1,157,467)	(229,668)
Proceeds from borrowings		-	-	1,269,565
Repayment of borrowings		-	(1,118,197)	-
Net cash provided by financing activities		16,219,370	15,151,403	4,496,858

Net increase in cash held		(2,787,208)	7,384,170	942,872

Cash and cash equivalents at beginning of the year		9,878,011	2,519,186	1,573,783

Effects of exchange rate changes on cash		129,105	(25,345)	2,531

Cash and cash equivalents at end of the year	8	7,219,908	9,878,011	2,519,186

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Reporting entity

MOKO Social Media Limited (the Company) is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2015 (‘fiscal 2015’ or ’2015’) comprises the Company and its subsidiaries (together referred to as the Consolidated Entity). The Consolidated Entity is involved in tailored digital publishing of mobile applications for common interest groups, within the youth and young adult demographic, in the United States of America.

The consolidated financial statements were authorised for issue by the Board of Directors on 30 September 2015.

Basis of preparation

Statement of compliance

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Going concern

The Consolidated Entity is operating on a negative operating cash flow basis. Net cash used in operations for the year ended 30 June 2015 was $18,231,444 (2014: $7,067,727). The Consolidated Entity made an operating loss of $20,294,007 for the year ended 30 June 2015 (2014: $13,596,459).

In order to continue as a going concern, the Consolidated Entity needs to raise additional funds. The directors acknowledge that the requirement to raise additional funding represents a material uncertainty which may cast significant doubt over the ability of the Consolidated Entity to continue as a going concern.

To initiate the capital raising process, on 14 July 2015 the Consolidated Entity filed a Form F-3 Registration Statement with the Securities Exchange Commission for a maximum aggregate public offering of up to US $40,000,000.

The current state of the securities markets has posed some challenges to this capital raising process. In the light of this, the directors are pursuing a number of funding possibilities ranging from working with brokers (both institutional and retail investors), strategic stakeholders and major shareholders. Through one of, or a combination of these, together with a reduction in expenditure, the directors expect that sufficient funds will be raised to continue trading with a view to reassessing the consolidated Entity’s mid-term working capital requirements in the new calendar year.

The Directors are confident that following successful capital raising the Consolidated Entity can continue to meet its debts as and when they become due and payable. The financial report has therefore been prepared on a going concern basis.

Should the Consolidated Entity be unable to continue as a going concern it may be required to realise its assets and discharge its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Consolidated Entity be unable to continue as a going concern and meet its debts as and when they fall due.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

New, revised or amending Accounting Standards and Interpretations adopted

The Consolidated Entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have generally not been early adopted, unless stated otherwise.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

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

The following Accounting Standards and Interpretations are most relevant to the Consolidated Entity:

AASB 2014-1 Amendments to Australian Accounting Standards (Parts A to C)

The Consolidated Entity has applied Parts A to C of AASB 2014-1 from 1 July 2014. These amendments affect the following standards: AASB 2 ‘Share-based Payment’: clarifies the definition of ‘vesting condition’ by separately defining a ‘performance condition’ and a ’service condition’ and amends the definition of ‘market condition’; AASB 3 ‘Business Combinations’: clarifies that contingent consideration in a business combination is subsequently measured at fair value with changes in fair value recognised in profit or loss irrespective of whether the contingent consideration is within the scope of AASB 9; AASB 8 ‘Operating Segments’: amended to require disclosures of judgements made in applying the aggregation criteria and clarifies that a reconciliation of the total reportable segment assets to the entity’s assets is required only if segment assets are reported regularly to the chief operating decision maker; AASB 13 ‘Fair Value Measurement’: clarifies that the portfolio exemption applies to the valuation of contracts within the scope of AASB 9 and AASB 139; AASB 116 ‘Property, Plant and Equipment’ and AASB 138 ‘Intangible Assets’: clarifies that on revaluation, restatement of accumulated depreciation will not necessarily be in the same proportion to the change in the gross carrying value of the asset; AASB 124 ‘Related Party Disclosures’: extends the definition of ‘related party’ to include a management entity that provides KMP services to the entity or its parent and requires disclosure of the fees paid to the management entity; AASB 140 ‘Investment Property’: clarifies that the acquisition of an investment property may constitute a business combination.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Consolidated Entity only. Supplementary information about the parent entity is disclosed in Note 24.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of MOKO Social Media Limited as at 30 June 2015 and the results of all subsidiaries for the year then ended. MOKO Social Media Limited and its subsidiaries together are referred to in these financial statements as the ‘Consolidated Entity’ or ‘MOKO’.

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

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. Refer to the ‘business combinations’ accounting policy for further details. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

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

For the year ended 30 June 2015

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

The functional currencies of the overseas subsidiaries are as follows:

Entity	Functional currency
MOKO.mobi Inc	United States Dollars (USD)
MOKO Door Foundation	United States Dollars (USD)

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

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

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

The Mobile Social segment generates revenue from its customers who are the individually contracted mobile users engaging in MOKO’s mobile social networks or using its community and chat products, typically via pre-paid, monthly, subscriptions which are billed directly to user’s mobile phone accounts, enabling them to access and participate in our mobile chat and share communities. Given the short subscription period and the inability to cancel mid-month, revenue is recognised when paid by the carriers to MOKO each month.

‘Carriers’ are individual telecommunication service providers, who typically have their own network and are consumer facing in the marketplace, and provide the MOKO social chat platform. Revenue is recognised gross with amounts payable to carriers and aggregators as a cost of sale. This accurately represents the Consolidated Entity’s relationship with its carriers as being the “principal” rather than “agent” as noted in AASB 118 —“Revenue”.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

The Mobile Advertising segment is MOKO’s proprietary U.S. mobile performance advertising network, historically has primarily consisted of working with performance based advertisers seeking specific audiences for offers and with publishers to identify optimal advertisements or offers for their audiences. Where applicable, the Company records its revenue from this line of business on a gross basis. All other revenue in the Mobile Advertising unit is recorded net.

Sale of goods

Sale of goods revenue is recognised at the point of sale, which is where the customer has taken delivery of the goods, the risks and rewards are transferred to the customer and there is a valid sales contract. Amounts disclosed as revenue are net of sales returns and trade discounts.

Interest

Interest received is recognised on a proportional basis to the interest rates applicable to the financial assets.

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

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

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Computer equipment	37½% - 60%
Furniture and fittings	11½% - 30%
Leasehold improvements	Shorter of lease term or 20% per annum

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

For the year ended 30 June 2015

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

Goodwill

Goodwill arises on business combinations and is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

The amortisation rates used for each class of amortisable assets are:

Class of fixed asset	Amortisation rate (1)
Computer software	50% per annum
Customer contracts	50% per annum
Capitalised product development costs	50% per annum
Intellectual Property	20% - 50% per annum
Customer Database	100% per annum

(1)	Straight line amortisation is used as this reflects the periods over which the Consolidated Entity expects to realise the benefits from the underlying assets

Computer software

Computer software costs associated with software are deferred and amortised on a straight line basis over the period of their expected benefit.

Customer contracts

Customer contracts acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

Capitalised product development cost

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

Intellectual Property

Intellectual property acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

Customer database

Customer databases acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally equity securities, that are either designated as available-for-sale or not classified as any other category. After initial recognition, fair value movements are recognised in other comprehensive income through the available-for-sale reserve in equity. Cumulative gain or loss previously reported in the available-for-sale reserve is recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for financial assets carried at cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for similar financial assets.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non- controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the Consolidated Entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Consolidated Entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition date. The difference between the acquisition date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.

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

New accounting standards and interpretations that are not yet mandatory

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Consolidated Entity for the annual reporting period ended 30 June 2015, unless noted below. The Consolidated Entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the Consolidated Entity, are set out below.

AASB 9 Financial Instruments and its consequential amendments

This standard is applicable to annual reporting periods beginning on or after 1 January 2018. The standard replaces all previous versions of AASB 9 and completes the project to replace IAS 39 ’Financial Instruments: Recognition and Measurement’. AASB 9 introduces new classification and measurement models for financial assets. A financial asset shall be measured at amortised cost, if it is held within a business model whose objective is to hold assets in

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 1: Significant accounting policies (continued)

order to collect contractual cash flows, which arise on specified dates and solely principal and interest. All other financial instrument assets are to be classified and measured at fair value through profit or loss unless the entity makes an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income (‘OCI’). For financial liabilities, the standard requires the portion of the change in fair value that relates to the entity’s own credit risk to be presented in OCI (unless it would create an accounting mismatch). New simpler hedge accounting requirements are intended to more closely align the accounting treatment with the risk management activities of the entity. New impairment requirements will use an ‘expected credit loss’ (‘ECL’) model to recognise an allowance. Impairment will be measured under a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. The standard introduces additional new disclosures. The Consolidated Entity will adopt this standard from 1 July 2018 but the impact of its adoption is yet to be assessed by the Consolidated Entity.

AASB 15 Revenue from Contracts with Customers

This standard is applicable to annual reporting periods beginning on or after 1 January 2018. The standard provides a single standard for revenue recognition. The core principle of the standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will require: contracts (either written, verbal or implied) to be identified, together with the separate performance obligations within the contract; determine the transaction price, adjusted for the time value of money excluding credit risk; allocation of the transaction price to the separate performance obligations on a basis of relative stand-alone selling price of each distinct good or service, or estimation approach if no distinct observable prices exist; and recognition of revenue when each performance obligation is satisfied. Credit risk will be presented separately as an expense rather than adjusted to revenue. For goods, the performance obligation would be satisfied when the customer obtains control of the goods. For services, the performance obligation is satisfied when the service has been provided, typically for promises to transfer services to customers. For performance obligations satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied. Contracts with customers will be presented in an entity’s statement of financial position as a contract liability, a contract asset, or a receivable, depending on the relationship between the entity’s performance and the customer’s payment. Sufficient quantitative and qualitative disclosure is required to enable users to understand the contracts with customers; the significant judgments made in applying the guidance to those contracts; and any assets recognised from the costs to obtain or fulfil a contract with a customer. The Consolidated Entity will adopt this standard from 1 July 2018 but the impact of its adoption is yet to be assessed by the Consolidated Entity.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 2: Financial risk management

Financial risk management objectives

The Consolidated Entity’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimise the potential adverse effects on the financial performance. The Consolidated Entity’s uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board.

Market risk

Foreign currency risk

The Consolidated Entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

In order to protect against Foreign exchange movement, the Consolidated Entity has set up foreign currency bank accounts, by depositing surplus foreign currency in a foreign currency account for later use.

The carrying amounts of the Consolidated Entity’s foreign currency denominated financial assets and financial liabilities at the reporting date, expressed in Australian dollars, were as follows:

	Assets		Liabilities
	2015	2014	2015	2014
	$	$	$	$
Consolidated
United States dollars	6,574,718	5,109,454	2,225,899	2,222,685
Great British pounds	6,693	14,655	3,487	205,106
	6,581,411	5,124,109	2,229,386	2,427,791

Sensitivity analysis

The Consolidated Entity had net assets denominated in foreign currencies of $4,325,025 as at 30 June 2015 (2014 net assets: of $2,696,318). Based on this exposure, had the Australian dollar weakened by 10%/strengthened by 5% against these foreign currencies with all other variables held constant, the Consolidated Entity’s loss before tax for the year would have been $435,203 higher/$217,601 lower (2014: $269,632 higher/$134,816 lower). The percentage change is the expected overall volatility of the significant currencies, which is based on management’s assessment of reasonable possible fluctuations taking into consideration movements over the last 6 months each year and the spot rate at each reporting date. The actual foreign exchange gain for the year ended 30 June 2015 was $49,170 (2014 foreign exchange loss: $142,664).

Price risk

The Consolidated Entity is not exposed to any significant price risk.

Interest rate risk

The Consolidated Entity’s income and operating cash flows are not materially exposed to changes in market interest rates.

At the reporting date the interest rate profile of the Consolidated Entity’s interest bearing financial instruments was:

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 2: Financial risk management (continued)

	30-Jun-15		30-Jun-14
	Weighted average		Weighted average
	interest rate	Balance	interest rate	Balance
	%	$	%	$
Variable rate instruments
Cash at bank	1.50%	6,426,713	2.03%	2,824,011

Fixed rate instruments
Term deposits	-	-	3.60%	7,000,000
Term deposits	2.30%	30,415	3.45%	30,000
Term deposits	-	-	3.80%	24,000
		6,457,128		9,878,011

Cash flow sensitivity analysis for variable rate instruments

A change of 75 basis points in interest rates would increase or decrease the Consolidated Entity’s loss by $48,428 (2014: $74,085), based on the cash at bank at reporting date and calculated on an annual basis. The Board assessed a 75 basis point movement as being reasonably possible based on short term historical movements. This analysis assumes that all other variables remain constant.

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

Trade and other receivables

It is the Consolidated Entity’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their credit rating, financial position, past experience and industry reputation, noting that the majority of counter parties are large telecommunication organisations.

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

Remaining contractual maturities

The following tables detail the Consolidated Entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. All liabilities were non-derivative and non-interest bearing.

	Weighted
	average					Remaining
	interest	1 year or	Between 1	Between 2	Over 5	contractual
Consolidated - 2015	rate %	less	and 2 years	and 5 years	years	maturities

Non-derivatives
Non-interest bearing
Trade payables	-	1,835,324	-	-	-	1,835,324
Other payables	-	733,938	-	-	-	733,938
Total non-derivatives		2,569,262	-	-	-	2,569,262

	Weighted
	average					Remaining
	interest	1 year or	Between 1	Between 2	Over 5	contractual
Consolidated - 2014	rate %	less	and 2 years	and 5 years	years	maturities

Non-derivatives
Non-interest bearing
Trade payables	-	1,594,143	-	-	-	1,594,143
Other payables	-	969,468	-	-	-	969,468
Total non-derivatives		2,563,611	-	-	-	2,563,611

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 2: Financial risk management (continued)

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

The fair values of financial assets and liabilities are determined in accordance with generally accepted pricing models based on estimated future cash flows. The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the financial statements approximate their fair values, because they are short-term in nature.

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

Note 4: Segment information

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Commerce (2014 and 2013: four operating segments including Mobile Content). These operating segments are based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

Types of products and services

The principal products and services of each of these operating segments are as follows:

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 4: Segment information (continued)

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

Operating segment information

Consolidated
Consolidated -	Mobile	Mobile	Mobile	Mobile	Intersegment eliminations/
30 June 2015	Advertising	Social	Content	Commerce	unallocated	Total
	$	$	$	$	$	$
Total segment revenue	3,573,152	723,690	-	1,990,291		6,287,133

EBITDA	(19,764,711)	359,082	-	(215,094)		(19,620,723)

Depreciation and amortisation	(1,017,657)	-	-	-		(1,017,657)
Interest received	1,624	260,043	-	2,407	(74,304)	189,770
Finance costs	(12,103)	-	-	(87,859)	74,304	(25,658)
Loss before income tax						(20,474,268)
Income tax benefit						180,261
Loss after income tax						(20,294,007)

Assets	14,684,980	93,285	-	322,763	(994,584)	14,106,444
Liabilities	2,764,980	5,136	-	1,250,336	(994,584)	3,025,868

Consolidated
Consolidated -	Mobile	Mobile	Mobile	Mobile	Intersegment eliminations/
30 June 2014	Advertising	Social	Content	Commerce	unallocated	Total
	$	$	$	$	$	$
Total segment revenue	3,102,132	882,393	(30,945)	4,274,571	-	8,228,151

EBITDA	(12,783,037)	575,052	(25,778)	(210,422)	-	(12,444,185)

Depreciation and amortisation	(1,224,238)	-	-	-	-	(1,224,238)
Interest received	128	147,561	-	2,441	(45,280)	104,850
Finance costs	(3,838)	-	-	(45,280)	45,280	(3,838)
Loss before income tax						(13,567,411)
Income tax (expense)						(29,048)
Loss after income tax						(13,596,459)

Assets	15,017,068	425,836	122,804	363,043	(695,294)	15,233,457
Liabilities	2,917,584	75,248	333,534	945,687	(655,294)	3,616,759

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 4: Segment information (continued)

Continuing Operations
Consolidated -	Mobile	Mobile	Mobile	Mobile	Intersegment eliminations/
30 June 2013	Advertising	Social	Content	Commerce	unallocated	Total
	$	$	$	$	$	$
Total segment revenue	4,400,611	1,251,864	368,118	-		6,020,593

EBITDA	(3,134,464)	(244,275)	(45,636)	-		(3,424,375)

Depreciation and amortisation						(1,067,523)
Interest received						8,813
Finance costs						(210,572)
Loss before income tax						(4,693,657)
Income tax benefit						(17,637)
Loss after income tax						(4,711,294)

Assets	8,587,252	252,608	102,012	-	(962,642)	7,979,230
Liabilities	5,641,358	103,092	288,531	-	(927,123)	5,105,858

Geographical information

Consolidated
Consolidated - 30 June 2015	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$

Sales to external customers	2,708,634	4,095	-	3,574,404	6,287,133
Add: Interest received	188,146	-	-	1,624	189,770
Add: Other income	947,845	-	-	-	947,845
Less: Cost of providing services	(1,850,665)	-	-	(4,267,277)	(6,117,942)
Less: Expenses **					(21,781,074)
Loss before income tax					(20,474,268)
Income tax benefit					180,261
Loss after income tax					(20,294,007)

Assets	7,525,033	6,693	-	6,574,718	14,106,444
Liabilities	796,482	3,487	-	2,225,899	3,025,868

* Overhead expenses are not associated with any particular region.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 4: Segment information (continued)

Consolidated
Consolidated - 30 June 2014	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$

Sales to external customers	5,070,193	(26,375)	3,931	3,180,402	8,228,151
Add: Interest received	104,513	-	-	337	104,850
Add: Other income	1,365,102	-	-	-	1,365,102
Add: Fair value gain on deferred contingent consideration	-	-	-	383,933	383,933
Less: Cost of providing goods and services	(3,360,361)	4,750	(4,922)	(3,176,287)	(6,536,820)
Less: Expenses **					(17,112,626)
Loss before income tax					(13,567,411)
Income tax (expense)					(29,048)
Loss after income tax					(13,596,459)

Assets	10,109,347	14,655	-	5,109,455	15,233,457
Liabilities	1,188,968	205,106	-	2,222,685	3,616,759

** Overhead expenses are not associated with any particular region.

Continuing operations
Consolidated - 30 June 2013	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$
Sales to external customers	698,309	1,056,345	177,756	4,088,183	6,020,593
Add: Interest received	8,813	-	-	-	8,813
Add: Other Income	1,008,231				1,008,231
Add: Fair value gain on deferred contingent consideration					1,829,653
Less: Cost of providing goods and services	(293,407)	(587,072)	(734,228)	(2,715,460)	(4,330,167)
Less Expenses *					(9,230,780)
Loss before income tax					4,537,123
Income tax (expense)					(17,637)
Loss after income tax expense					(4,711,294)

Assets	1,766,346	166,561	12,620	6,033,703	7,979,230
Liabilities	3,950,538	877,281	-	278,039	5,105,858

* Overhead expenses are not associated with any particular region.

Major customers

During the year ended 30 June 2015 approximately 11% (2014: 9%) of the Consolidated Entity’s external revenue was derived from sales to Telstra Corporate Ltd (a major Australian retailer) through the computer retailing and computer distribution operating segments.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 5: Revenue and income

	Consolidated
	2015	2014	2013
	$	$	$
Revenue from continuing operations

Sale of goods	1,990,291	4,274,571	-
Rendering of services	4,296,842	3,953,580	6,020,593
	6,287,133	8,228,151	6,020,593

Interest received	189,770	104,850	8,813

Other income and revenue
Research & development tax refund	947,845	1,082,953	1,008,231
Grants received	-	172,655	-
Income from Sales of Business	-	109,493	-
	947,845	1,365,101	1,008,231

Fair value gain on deferred consideration	-	383,933	1,829,653

The $947,845 research and development tax refund was received on 18 April 2015 (2014: $1,082,953 received on 22 November 2013; $1,008,231 received on 31 January 2013) for a claim in accordance with the Commonwealth Government’s Research and Development Tax Incentive Regime which has been in operation since 1 July 2011, the 45% refundable tax offset is available to companies that have grouped aggregated turnover of less than $20 million. There is no cap on Research & development expenditure.

Note 6: Expenses

Loss before income tax from continuing operations includes the following specific expenses:

	Consolidated
	2015	2014	2013
	$	$	$
Employee benefits expense
Salaries and wages	7,757,951	3,512,198	2,398,145
Superannuation, Healthcare & Workers Compensation	920,050	284,322	112,301
Total employee benefits expense	8,678,001	3,796,520	2,510,446

Share based payments	1,929,265	5,144,968	434,743

Depreciation

Computer equipment	28,691	41,576	226,058
Furniture and fittings	6,602	899	1,480
Leashold improvements	3,476
Total depreciation	38,769	42,475	227,538

Amortisation
Computer software	36,894	3,065	34,978
Customer contracts	-	-	149,437
Capitalised product development	19,649	19,648	29,794
Intellectual Property	922,345	834,050	625,776
Customer database	-	325,000	-
Total amortisation	978,888	1,181,763	839,985

Total depreciation and amortisation	1,017,657	1,224,238	1,067,523

Impairment expense
Goodwill	-	-	1,487,137

Rental expense relating to operating leases - Minimum lease payments	453,673	193,009	274,468

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 7: Income tax benefit

	Consolidated
	2015	2014	2013
	$	$	$
Income tax (benefit )/expense
Current tax (benefit )/expense	-	469,277	222,734
Deferred tax	-	(440,229)	-
Adjustment recognised for prior periods	(180,261)	-	-
Aggregate income tax benefit	(180,261)	29,048	222,734

Income tax benefit is attributable to:
Loss/(profit) from continuing operations	(180,261)	29,048	17,637
Profit from discontinued operations	-	-	205,097
Aggregate income tax benefit	(180,261)	29,048	222,734
Prima facie tax on loss before income tax is reconciled to income tax expense as follows:
Loss from continuing operations before income tax benefit	(20,474,268)	(13,567,411)	(4,693,657)
Loss from discontinued operations before income tax benefit	-	-	(1,361,688)
	(20,474,268)	(13,567,411)	(6,055,345)

Prima facie tax on loss before income tax at 30%	(6,142,281)	(4,070,223)	(1,816,604)

Adjustment for jurisdictional differences in tax rates	(488,467)	1,429	92,950
Add tax effect of:
Non-allowable items	454,124	1,666,685	422,794
Non-assessable items	(992,157)	(142,638)	-
Tax losses and timing differences not brought to account (continuing operations)	7,168,781	2,573,795	1,015,113
Tax losses and timing differences not brought to account (discontinued operations)	-	-	303,384

Adjustment recognised for prior periods	(180,261)	-	205,097
Current tax (benefit)/expense	(180,261)	29,048	(785,497)

MOKO has historically made claims in accordance with the Commonwealth Government’s Research and Development Tax Incentive Regime which has operated since 1 July 2011 and wherein a 45% refundable tax offset is available on eligible and uncapped R&D expenditure, to companies that have grouped aggregated turnover of less than $20 million.

The following research and development tax offsets were received as cash rebates in the past three years:

Fiscal year	Tax offset value	Date received
	$
2015	937,845	18 April 2015
2014	1,082,953	22 November 2013
2013	1,008,231	31 January 2013

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 7: Income tax benefit (continued)

	Consolidated
	2015	2014	2013
	$	$	$
Recognised deferred tax assets:
Share based payments – non qualified plan	-	427,719	-

Tax losses not recognised:

Tax losses carried forward	41,545,954	18,027,944	9,737,091
Other Temporary differences not recognised	3,508,887	3,854,686	1,209,025
Unused tax losses for which no deferred tax has been recognised	45,054,841	21,882,630	10,946,116
Potential tax benefit at notional rate of tax*	14,225,789	6,564,789	3,283,835

No amounts have been recognised for deferred tax on unutilised tax losses as it is not yet probable that future taxable amounts will be available against which the Company will utilise these assets in future years.

* Potential tax benefit at notional rate of tax is 30% for AU entities and 34% for US entities.

Note 8: Cash and cash equivalents

	Consolidated
	2015	2014
	$	$
Cash on hand	558	500
Cash at bank	7,219,350	9,877,511
	7,219,908	9,878,011

Note 9: Trade and other receivables

	Consolidated
	2015	2014
Trade receivables	401,420	840,676
Less: Provision for impairment of receivables	(140,127)	(55,804)
	261,293	784,872
Other debtors	240,179	142,980
Total	501,472	927,852

Impairment of receivables

The Consolidated Entity has recognised a loss of $313,428 (2014: $50,596) in the statement of profit or loss and other comprehensive income in respect of impairment of receivables for the year ended 30 June 2015.

The ageing of the impaired receivables provided for above are as follows:

1-30 days	-	-
31-60 days	-	-
61-90 days	-	-
90+ days	140,127	55,804
	140,127	55,804

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2015	2014
	$	$
Opening Balance	55,804	21,247
Additional provisions recognised	313,428	50,596
Reversal of impairment during the year	(229,105)	(16,039)
Closing Balance	140,127	55,804

Past due but not impaired

Customers with balances past due but without provision for impairment of receivables amount to $61,280 as at 30 June 2015 ($232,125 as at 30 June 2014).

The Consolidated Entity did not consider a credit risk on the aggregate balances after reviewing credit terms of customers based on recent collection practices.

The ageing of the past due but not impaired receivables are as follows:

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 9: Trade and other receivables (continued)

31-60 days	17,556	104,235
61-90 days	440	52,185
90+ days	43,284	75,705
	61,280	232,125

Note 10: Other current assets

	Consolidated
	2015	2014
	$	$
Deposit	163,278	70,000
Prepayments	853,926	228,716
	1,017,204	298,716

Note 11: Property, plant and equipment

	Computer	Furniture and
Consolidated 2014	Equipment	fittings	Total

Cost	634,982	40,777	675,759
Accumulated depreciation	(559,919)	(28,114)	(588,033)
Balance at 30 June 2014	75,063	12,663	87,726

Reconciliation
Balance at 1 July 2013	72,662	-	72,662
Acquisitions through business combinations	2,239	245	2,484
Additions	42,336	13,322	55,658
Depreciation expense	(41,576)	(899)	(42,475)
Effects of movements in exchange rates	(597)	(6)	(603)
Balance at 30 June 2014	75,064	12,662	87,726

	Computer	Furniture	Leasehold
Consolidated 2015	equipment	and fittings	Improvements	Total
Cost	772,604	80,064	33,902	886,570
Accumulated depreciation	(590,881)	(35,542)	(4,186)	(630,609)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

Reconciliation
Balance at 1 July 2014	75,063	12,663	-	87,726
Additions	137,622	39,287	33,902	210,811
Depreciation expense	(28,691)	(6,602)	(3,476)	(38,769)
Effects of movements in exchange rates	(2,271)	(826)	(710)	(3,807)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 12: Intangibles

Consolidated 2014	Computer software	Customer Contracts	Capitalised product development costs	Intellectual Property	Customer Database	Goodwill	TOTAL
	$	$	$	$	$	$	$

Cost	75,839	207,411	110,803	3,932,447	-	1,832,342	6,158,842
Accumulated amortisation	(72,556)	(207,411)	(91,154)	(1,459,826)	-	(714,462)	(2,545,409)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

Reconciliation
Balance at 1 July 2013	-	-	-	3,440,632	-	969,616	4,410,248
Acquisitions through business combinations	-	-	39,297	49,470	325,000	179,727	593,494
Additions	6,348	-	-	-	-	-	6,348
Disposals	-	-	-	-	-	-	-
Amortisation expense	(3,065)	-	(19,648)	(834,050)	(325,000)	-	(1,181,763)
Effects of movements in exchange rates	-	-	-	(183,431)	-	(31,463)	(214,894)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

Consolidated 2015
Cost	220,646	207,411	110,803	4,837,947	325,000	2,387,346	8,089,153
Accumulated amortisation/impairment	(121,862)	(207,411)	(110,803)	(2,795,527)	(325,000)	(714,462)	(4,275,065)
Balance at 30 June 2015	98,784	-	-	2,042,420	-	1,672,884	3,814,088

Reconciliation
Balance at 1 July 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433
Acquisitions through business combinations	-	-	-	-	-	339,570	339,570
Additions	132,395	-	-	-	-	-	132,395
Amortisation expense	(36,894)	-	(19,649)	(922,345)	-	-	(978,888)
Effects of movements in exchange rates	-	-	-	492,144	-	215,434	707,578
Balance at 30 June 2015	98,784	-	-	2,042,420	-	1,672,884	3,814,088

Goodwill acquired through business combinations has been allocated to the following cash-generating units:

	Mobile	Mobile
	Advertising (1)	Commerce (2)	Total
	$	$	$

Balance at 1 July 2014	938,153	179,727	1,117,880
Acquisitions through business combinations	339,570	-	339,570
Effects of movements on foreign exchange rates	215,434	-	215,434
Balance at 30 June 2015	1,493,157	179,727	1,672,884

The recoverable amount of the Group’s goodwill allocated to Mobile Advertising has been determined by a value-in-use calculation at the cash generating unit level using a discounted cash flow model, based on a 5 year projection period approved by management and a terminal value based on a long term average growth rate of 2%. The pre-tax discount rate of 40% p.a. was used to reflect management’s estimate of the time value of money and the risk adjusted costs of capital specific to the Mobile Advertising cash generating unit.

The Directors do not consider goodwill allocated to Mobile Commerce as significant to the total carrying value of Goodwill.

(1)   Mobile Performance Network (‘MPN’) and Tagroom Pty Ltd (‘Tagroom’)

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

Impairment expense

No goodwill was impaired and charged to the statement of profit or loss and other comprehensive income during the period (2014: nil).

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 13: Available-for-sale financial assets

On 24 April 2015, MOKO signed a Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO committed to invest One Million U.S. Dollars (US$1,000,000 or A$1,297,811) to acquire a 10% equity stake in BigTeams.

BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising.

Under the agreement MOKO will launch a tailored version of its REC*IT app specifically targeted at the students and parents of more than 4,000 US high schools that are currently serviced by BigTeams, using data generated by BigTeams. This investment will significantly expand its offering for US students and provide access to the lucrative high school market. The new app is scheduled for launch in September 2015, to coincide with the new school year.

During the year, MOKO has paid consideration of US$200,000 (A$256,813) in cash. The remaining consideration of US$800,000 (A$1,042,142) is included in “Trade and other payables”.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 14: Business combinations

Acquisition of Tagroom Pty Ltd

On 1 October 2014, MOKO completed a business combination by acquiring 80% of the ordinary shares in Tagroom Pty Ltd (‘Tagroom’). Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic.

The total fair value consideration for the acquisition, which represents a business combination, included $200,000 in cash and $200,000 in MOKO ordinary shares, priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion.

Tagroom contributed revenues of $43,735 and made a net loss after tax of $667,257 for the period of 1 Oct 2014 to 30 June 2015. If the acquisition occurred on 1 July 2014, the full year contributions would have been revenues of $56,610 and net loss after tax of $702,829.

The business combination accounting is final and the Tagroom acquisition is allocated to the Mobile Advertising segment.

	Carrying value	Fair value

Goodwill	-	339,570
Cash and cash equivalents	24,885	24,885
Other receivables	50,000	50,000
Other payables	(40,313)	(14,455)

Net assets acquired	34,572	400,000

Acquisition date fair value of total consideration transferred		400,000

Satisfied By
Consideration: cash		200,000
Consideration: Moko ordinary shares		200,000

Total		400,000

Acquisition expenses of $29,216 for legal fees have not impacted this business combination accounting.

Goodwill of $339,570 represents the addition of Tagroom to MOKO’s portfolio. The acquisition is in synergy with the Company’s overall audience profile as it provides marketers and brands with direct access to coveted hard to reach audiences.

Non-controlling interest at acquisition was immaterial with a deemed fair value of nil and determined on the basis that future economic benefits were unlikely to be realised but for the acquisition.

Fair value consideration was settled via $200,000 in cash and $200,000 in MOKO ordinary shares (1,242,263 shares) priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion on 12 December 2014.

Note 15: Trade and other payables

	Consolidated
	2015	2014

Trade payables	1,835,324	1,594,143
Other payables and accruals	733,938	969,468
	2,569,262	2,563,611

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 16: Employee benefits

	Consolidated
	2015	2014
Current

Employee benefits	411,076	276,920

Non-Current

Employee benefits	45,530	35,348

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

Note 17: Issued capital

	Consolidated
	2015	2014
	$	$
Fully paid ordinary shares 755,486,679 (30 Jun 2014: 552,853,091 shares)	58,214,171	41,679,462
Fully paid performance shares 20,000,000 (30 June 2014 20,000,000)	200	200
	58,214,371	41,679,662

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17: Issued capital (continued)

(a) Ordinary shares

The followings movements in ordinary share capital occurred during the year:

Date	Details	Numbers of shares	Issue Price $	Amount $
1 July 2014	Opening Balance	552,853,091	Various	41,679,462
1 July 2014	NASDAQ listing capital - Gross US$8.25m	44,000,000	0.1991	8,762,325
8 July 2014	Share issue by placement	1,000,000	0.10	100,000
8 July 2014	Share issue by placement	1,000,000	0.20	200,000
8 July 2014	Share issue by exercise of options	450,000	0.05	22,500
15 July 2014	Share issue by exercise of options	53,912	0.05	2,696
12 August 2014	Share issue by exercise of options	200,000	0.05	10,000
12 September 2014	Share issue by exercise of options	1,000,000	0.05	50,000
28 November 2014	Share issue by exercise of options	100,000	0.05	5,000
19 December 2014	Share issue pursuant to Tagroom at acquisition	1,242,263	0.16	200,000
24 December 2014	Share issue by exercise of options	1,000,000	0.0616	61,600
24 December 2014	Share issue by exercise of options	1,000,000	0.1232	123,200
5 February 2015	Share issue by exercise of options	200,000	0.05	10,000
13 February 2015	Share issue by exercise of options	100,000	0.05	5,000
13 February 2015	Issue shares in lieu of services	504,840	-	-
16 February 2015	Share issue by exercise of options	500,000	0.05	25,000
23 February 2015	Share issue by exercise of options	850,000	0.05	42,500
2 March 2015	Share issue by exercise of options	2,625,000	0.05	131,250
13 March 2015	Share issue by exercise of options	656,000	0.05	32,800
23 March 2015	Share issue by exercise of options	300,000	0.05	15,000
10 April 2015	Share issue by exercise of options	2,990,334	0.05	149,517
13 April 2015	Share issue by exercise of options	100,000	0.05	5,000
13 April 2015	Issue shares under US Omnibus Plan	280,000	0.1538	43,050
13 April 2015	Issue shares under US Omnibus Plan	193,040	0.1632	31,506
27 April 2015	Share issue by exercise of options	2,254,000	0.05	112,700
1 May 2015	Share issue by exercise of options	4,923,105	0.05	246,155
1 May 2015	Issue shares under US Omnibus Plan	240,000	0.1699	40,768
7 May 2015	Share issue by exercise of options	200,000	0.05	10,000
7 May 2015	Share issue by exercise of options	500,000	0.10	50,000
19 June 2015	Share issue by exercise of options	127,921,094	0.05	6,396,055
26 June 2015	Share issue by exercise of options	6,000,000	0.0467	280,000
26 June 2015	Share issue by exercise of options	250,000	0.06	15,000
	Capital raising costs	-		(643,913)
	Closing Balance	755,486,679		58,214,171

(b) Performance shares

Issue Date	Details	Number of Shares	Issue Price	Amount $	Variation Price

28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17: Issued capital (continued)

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

No Performance Shares were issued during the year. In the prior year Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share.

(c) Options

Options granted

During the year, the Company granted the following options over unissued ordinary shares:

Table A – Options granted over unissued ordinary shares

Class	Grant Date	Expiry Date	Exercise Price		Number of Options
Unlisted Employee Options	3-Nov-14	31-Dec-14	US$	0.05	1,000,000
Unlisted Employee Options	3-Nov-14	31-Dec-14	US$	0.10	1,000,000
Unlisted Employee Options	3-Nov-14	31-Dec-14	US$	0.15	1,000,000
Unlisted Employee Options	3-Nov-14	30-Jun-16	US$	0.1875	1,000,000
Unlisted Employee Options	3-Nov-14	31-Dec-14	US$	0.17	250,000
Unlisted Director Options	26-Nov-14	26-Nov-17		$0.19	7,500,000
Unlisted Director Options	26-Nov-14	26-Nov-16		$0.19	5,000,000
Unlisted Employee Options	26-Nov-14	31-Jan-17		$0.196	1,000,000
Unlisted Employee Options	19-Dec-14	20-Dec-16		$0.20	1,000,000
Unlisted Employee Options	22-Dec-14	31-Dec-15	US$	0.15	1,000,000
Unlisted Employee Options	22-Dec-14	30-Jun-15	US$	0.1875	1,000,000
Unlisted Employee Options	22-Dec-14	30-Jun-16	US$	0.17	250,000
Unlisted Director Options	13-Apr-15	31-Dec-16		$0.17	700,000
Unlisted Employee Options	1-May-15	31-Dec-16		$0.075	750,000
Unlisted Employee Options	26-Jun-15	30-Jun-16	US$	0.05	1,000,000
Unlisted Employee Options	26-Jun-15	30-Jun-16	US$	0.075	1,000,000
Total					24,450,000

The weighted average fair value of options granted during the financial year was A$0.04.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17: Issued capital (continued)

Table B - Options granted American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted ADS Options	23-Dec-14	1-Nov-17	$5.05	6,666	266,640
Unlisted ADS Options	23-Dec-14	1-Nov-18	$5.05	6,667	266,680
Unlisted ADS Options	23-Dec-14	1-Nov-19	$5.05	6,667	266,680
Unlisted ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	300,000
Unlisted ADS Options	23-Dec-14	3-Nov-17	$4.58	7,500	300,000
Unlisted ADS Options	23-Dec-14	3-Nov-18	$4.58	7,500	300,000
Total				42,500	1,700,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Unissued shares under option

The weighted average fair value of ADS options granted during the financial year was A$2.85 (U$2.32).

At the date of this report, unissued ordinary shares of the Company under option are:

Table C – Unissued ordinary shares under option

Class	Expiry Date	Exercise Price		Number of Options
Unlisted Director Options	30-Jul-16		$0.042	5,000,000
Unlisted Options	30-Jul-16		$0.042	5,000,000
Unlisted Employee Options	31-Jul-16		$0.06	500,000
Unlisted Employee Options	31-Jul-16		$0.17	4,250,000
Unlisted Options	24-Oct-15		$0.155	3,450,000
Unlisted Director Options	28-Nov-15		$0.40	15,000,000
Unlisted Options	28-Nov-15		$0.40	1,000,000
Unlisted Options	28-Nov-15		$0.10	6,400,000
Unlisted Director Options	31-Jan-16		$0.20	2,000,000
Unlisted Employee Options	31-Dec-15	US$	0.15	1,000,000
Unlisted Employee Options	30-Jun-16	US$	0.17	250,000
Unlisted Director Options	26-Nov-17		$0.19	7,500,000
Unlisted Director Options	26-Nov-16		$0.19	3,000,000
Unlisted Employee Options	31-Jan-17		$0.196	1,000,000
Unlisted Employee Options	20-Dec-16		$0.20	1,000,000
Unlisted Employee Options	31-Dec-16		$0.17	700,000
Unlisted Employee Options	31-Dec-16		$0.075	750,000
Unlisted Employee Options	30-Jun-16	US$	0.05	1,000,000
Unlisted Employee Options	30-Jun-16	US$	0.075	1,000,000
Unlisted Options over American Depositary Shares (Unlisted ADS Options)	Refer to table D			6,420,000
Total				66,220,000

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17: Issued capital (continued)

Table D – Unissued Options over American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted ADS Options	30-Jun-14	31-Dec-15	$4.07	25,000	1,000,000
Unlisted ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$7.50	41,750	1,670,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$6.66	2,500	100,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$7.50	11,250	450,000
Unlisted ADS Options	30-Jun-14	31-Dec-15	$5.55	7,500	300,000
Unlisted ADS Options	30-Jun-14	30-Jun-16	$4.00	25,000	1,000,000
Unlisted ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	300,000
Unlisted ADS Options	23-Dec-14	3-Nov-17	$4.58	7,500	300,000
Unlisted ADS Options	23-Dec-14	03-Nov-18	$4.58	7,500	300,000
Total				160,500	6,420,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Lapse of options

During or since the end of the financial year, the following options lapsed:

Table E – lapsed options

Class	Expiry Date	Exercise Price		Number of Options
Unlisted Employee Options	30-Jun-15	US$	0.1875	1,000,000
Listed Options (MKBOA)	13-Jun-15		$0.05	388,441
Total				1,388,441

Class	Expiry Date	Exercise Price		Number of ADS*
Unlisted ADS Options	31-Dec-14	US$	3.70	5,000
Unlisted ADS Options	31-Dec-14	US$	1.85	25,000
Unlisted ADS Options	31-Dec-14	US$	6.29	25,000
Unlisted ADS Options	31-Dec-14	US$	5.55	15,000
Total				70,000

* One ADS = 40 Ordinary shares

Cancellation of options

During or since the end of the financial year, the following options were cancelled:

Table F – cancelled options

Class	Expiry Date	Exercise Price		Number of Options
Unlisted Employee Options	31-Dec-14	US$	0.15	1,000,000
Unlisted Employee Options	30-Jun-16	US$	0.1875	1,000,000
Unlisted Employee Options	31-Dec-14	US$	0.17	250,000
Unlisted Director Options	26-Nov-16		$0.19	2,000,000
Total				4,250,000

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 17: Issued capital (continued)

Class	Expiry Date	Exercise Price		Number of ADS*
Unlisted ADS Options	31-Dec-14	US$	2.00	25,000
Unlisted ADS Options	31-Dec-14	US$	4.00	25,000
Unlisted ADS Options	31-Dec-15	US$	6.00	25,000
Unlisted ADS Options	30-Jun-15	US$	7.50	18,750
Unlisted ADS Options	30-Jun-15	US$	7.50	6,250
Unlisted ADS Options	30-Jun-16	US$	6.80	6,250
Unlisted ADS Options	1-Nov-17	US$	5.05	6,666
Unlisted ADS Options	1-Nov-18	US$	5.05	6,667
Unlisted ADS Options	1-Nov-19	US$	5.05	6,667
Unlisted ADS Options	30-Jun-16	US$	2.00	25,000
Unlisted ADS Options	30-Jun-16	US$	3.00	25,000
Total				176,250

* One ADS = 40 Ordinary shares

Shares issued on the exercise of options

During or since the end of the financial year, the Consolidated Entity issued ordinary shares of the Company as a result of the exercise of options as follows (there are no amounts unpaid on the shares issued):

Table G – Shares issued on exercise of options

Class	Expiry Date	Exercise Price		Number of Options
Unlisted Employee Options	31-Dec-14	US$	0.05	1,000,000
Unlisted Employee Options	31-Dec-14	US$	0.10	1,000,000
Unlisted Employee Options	30-Nov-15		$0.10	500,000
Unlisted Options	30-Jun-15		$0.04	3,000,000
Unlisted Options	30-Jun-15		$0.02	1,000,000
Unlisted Options	30-Jun-15		$0.03	1,000,000
Unlisted Options	30-Jun-15		$0.11	1,000,000
Unlisted Employee Options	30-Jun-15		$0.06	250,000
Listed Options (MKBOA)	13-Jun-15		$0.05	145,423,445
Total				154,173,445

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

The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position although there is no formal policy regarding gearing levels. The Consolidated Entity had nil borrowings at 30 June 2015 (2014: nil).

The Consolidated Entity is not subject to any externally imposed capital requirements.

There were no changes in the Consolidated Entity’s approach to capital management during the year.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 18: Reserves

Foreign currency translation reserve

This reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

This reserve was used to recognise the value of share based payments.

	Consolidated
	2015	2014
	$	$

Foreign currency translation reserve
Balance at beginning of the year	570,172	814,848
Currency translation differences	1,397,333	(244,676)
Balance at the end of the year	1,967,505	570,172

Share-based payments reserve
Balance at beginning of the year	8,420,632	2,859,360
Share-based payments	1,825,843	5,561,272
Balance at the end of the year	10,246,475	8,420,632
TOTAL RESERVES	12,213,980	8,990,804

Note 19: Accumulated losses

	Consolidated
	2015	2014
	$	$
Accumulated losses brought forward	(38,929,670)	(25,457,309)
Loss after income tax expense for the year	(20,013,288)	(13,472,361)
	(58,942,958)	(38,929,670)

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 20: Share Based payments

Below are summaries of the movements of options during the year to key management personnel and employees:

2015 Class	Grant Date	Expiry Date	Exercise Price *		Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year **

Director Options	14-Dec-12	30-Jul-16		$0.042	10,000,000	-	-	-	10,000,000
Employee Options	21-Dec-12	30-Nov-15		$0.10	500,000	-	(500,000)	-	-
Employee Options	21-Feb-13	30-Jun-15		$0.06	750,000	-	(250,000)	-	500,000
Employee Options	13-Sep-13	31-Jul-16		$0.17	3,650,000	-	-	-	3,650,000
Director Options	28-Nov-13	28-Nov-15		$0.40	16,000,000	-	-	-	16,000,000
Director Options	28-Nov-13	28-Nov-15		$0.10	6,000,000	-	-	-	6,000,000
Employee Options	19-Mar-14	31-Jul-16		$0.17	600,000	-	-	-	600,000
Director Options	5-May-14	28-Nov-15		$0.10	400,000	-	-	-	400,000
Director Options	5-May-14	31-Jan-16		$0.20	2,000,000	-	-	-	2,000,000
Employee Options	3-Nov-14	31-Dec-14	US$	0.05	-	1,000,000	(1,000,000)	-	-
Employee Options	3-Nov-14	31-Dec-14	US$	0.10	-	1,000,000	(1,000,000)		-
Employee Options	3-Nov-14	31-Dec-14	US$	0.15	-	1,000,000	-	(1,000,000)	-
Employee Options	3-Nov-14	30-Jun-16	US$	0.1875	-	1,000,000	-	(1,000,000)	-
Employee Options	3-Nov-14	31-Dec-14	US$	0.17	-	250,000	-	(250,000)	-
Director Options	26-Nov-14	26-Nov-17		$0.19	-	7,500,000	-	-	7,500,000
Director Options	26-Nov-14	26-Nov-16		$0.19	-	5,000,000	-	(2,000,000)	3,000,000
Employee Options	26-Nov-14	31-Jan-17		$0.196	-	1,000,000	-	-	1,000,000
Employee Options	19-Dec-14	20-Dec-16		$0.2	-	1,000,000	-	-	1,000,000
Employee Options	13-Apr-15	31-Dec-16		$0.17	-	700,000	-	-	700,000
Employee Options	1-May-15	31-Dec-16		$0.075	-	750,000	-	-	750,000
Employee Options	26-Jun-15	30-Jun-16	US$	0.05	-	1,000,000	-	-	1,000,000
Employee Options	26-Jun-15	30-Jun-16	US$	0.075	-	1,000,000	-	-	1,000,000
Employee Options	22-Dec-14	31-Dec-15	US$	0.15	-	1,000,000	-	-	1,000,000
Employee Options	22-Dec-14	30-Jun-15	US$	0.1875	-	1,000,000	-	(1,000,000)	-
Employee Options	22-Dec-14	30-Jun-16	US$	0.17	-	250,000	-		250,000
					39,900,000	24,450,000	(2,750,000)	(5,250,000)	56,350,000
Weighted average exercise price					$0.22	$0.18	$0.09	$0.21	$0.21

* Exercise price is in AUD otherwise it is in USD if it is indicated as US$.

** All above options are exercisable at the end of the financial year 2015 apart from 7,500,000 director options issued on 26 November 2014, with exercise price $0.19 and expiry date on 26 November 2017.

2014 Class	Grant Date	Expiry Date	Exercise Price	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
Director Options	17-Dec-08	25-Jul-13	$0.10	3,000,000	-	-	(3,000,000)	-
Employee Options	15-Oct-09	25-Jul-13	$0.10	1,800,000		-	(1,800,000)	-
Director Options	19-Oct-09	25-Jul-13	$0.12	2,500,000	-	-	(2,500,000)	-
Employee Options	16-Dec-09	25-Jul-13	$0.12	1,950,000	-	-	(1,950,000)	-
Employee Options	26-Aug-11	30-Jun-14	$0.12	6,050,000	-	(3,000,000)	(3,050,000)	-
Director Options	27-Oct-11	30-Jun-14	$0.12	18,250,000	-	(18,250,000)	-	-
Director Options	14-Dec-12	30-Jul-16	$0.042	16,000,000	-	(6,000,000)	-	10,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	500,000	-	-	-	500,000
Employee Options	21-Feb-13	31-Jul-16	$0.06	1,750,000	-	(500,000)	(500,000)	750,000
Employee Options	13-Sep-13	31-Jul-16	$0.17	-	3,850,000	(200,000)	-	3,650,000
Director Options	28-Nov-13	28-Nov-15	$0.40	-	16,000,000	-	-	16,000,000
Director Options	28-Nov-13	28-Nov-15	$0.10	-	6,000,000	-	-	6,000,000
Employee Options	25-Feb-14	30-Jun-14	$0.12	-	400,000	(400,000)	-	-
Employee Options	19-Mar-14	31-Jul-16	$0.17	-	700,000	(100,000)	-	600,000
Director Options	5-May-14	28-Nov-15	$0.10	-	400,000	-	-	400,000
Director Options	5-May-14	31-Jan-16	$0.20	-	2,000,000	-	-	2,000,000
				51,800,000	29,350,000	(28,450,000)	(12,800,000)	39,900,000
Weighted average exercise price				$0.09	$0.28	$0.10	$0.11	$0.22

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 20: Share Based payments (continued)

2013 Class	Grant Date	Expiry Date	Exercise Price	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
Employee Options	17-Dec-08	15-Dec-12	$0.20	2,165,000	-	-	(2,165,000)	-
Director Options	17-Dec-08	25-Jul-13	$0.10	3,000,000	-	-	-	3,000,000
Employee Options	15-Oct-09	25-Jul-13	$0.10	1,800,000	-	-	-	1,800,000
Director Options	19-Oct-09	25-Jul-13	$0.12	2,500,000	-	-	-	2,500,000
Employee Options	16-Dec-09	25-Jul-13	$0.12	1,950,000	-	-	-	1,950,000
Employee Options	26-Aug-11	30-Jun-14	$0.12	6,050,000	-	-	-	6,050,000
Director Options	27-Oct-11	30-Jun-14	$0.12	18,250,000	-	-	-	18,250,000
Director Options	14-Dec-12	30-Jul-16	$0.04	-	16,000,000	-	-	16,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	-	500,000	-	-	500,000
Employee Options	21-Feb-13	31-Jul-16	$0.06	-	1,750,000	-	-	1,750,000
				35,715,000	18,250,000	-	(2,165,000)	51,800,000
Weighted average exercise price				$0.12	$0.04		$0.20	$0.09

The weighted average exercise price of options issued to key management personnel and employees that are outstanding at the end of the financial year was $0.21 (2014: $0.22; 2013: $0.04).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 12.11 months (2014: 20.11 months; 2013: 15.02 months).

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

2015 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year *
ADS Options	30-Jun-14	30-Jun-16	$2.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$3.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$2.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$4.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-15	$6.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$7.50	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$3.70	5,000	-	-	(5,000)	-
ADS Options	30-Jun-14	31-Dec-14	$1.85	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-15	$4.07	25,000	-	-	-	25,000
ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	-	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	41,750	-	-	-	41,750
ADS Options	30-Jun-14	31-Dec-14	$6.29	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$6.66	2,500	-	-	-	2,500
ADS Options	30-Jun-14	30-Jun-16	$7.50	11,250	-	-	-	11,250
ADS Options	30-Jun-14	30-Jun-16	$6.80	6,250	-	-	(6,250)	-
ADS Options	30-Jun-14	31-Dec-14	$5.55	7,500	-	-	(7,500)	-
ADS Options	30-Jun-14	31-Dec-14	$5.55	7,500	-	-	(7,500)	-
ADS Options	30-Jun-14	31-Dec-15	$5.55	7,500	-	-	-	7,500
ADS Options	23-Dec-14	1-Nov-17	$5.05	-	6,666	-	(6,666)	-
ADS Options	23-Dec-14	1-Nov-18	$5.05	-	6,667	-	(6,667)	-
ADS Options	23-Dec-14	1-Nov-19	$5.05	-	6,667	-	(6,667)	-
ADS Options	23-Dec-14	3-Dec-16	$4.58	-	7,500	-	-	7,500
ADS Options	23-Dec-14	3-Nov-17	$4.58	-	7,500	-	-	7,500
ADS Options	23-Dec-14	03-Nov-18	$4.58	-	7,500	-	-	7,500
				339,250	42,500	-	(246,250)	135,500
Weighted average exercise price				US$4.94	US$4.80	-	US$4.31	US$6.04

* All above ADS options are exercisable at the end of the financial year 2015 apart from 15,000 ADS options issued on 23 December 2014, with exercise price $4.58, expiry date on 3 November 2017 and 3 November 2018 respectively.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 20: Share Based payments (continued)

2014 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
ADS Options	30-Jun-14	30-Jun-16	$2.00	—	25,000	—	—	25,000
ADS Options	30-Jun-14	30-Jun-16	$3.00	—	25,000	—	—	25,000
ADS Options	30-Jun-14	31-Dec-14	$2.00	—	25,000	—	—	25,000
ADS Options	30-Jun-14	31-Dec-14	$4.00	—	25,000	—	—	25,000
ADS Options	30-Jun-14	31-Dec-15	$6.00	—	25,000	—	—	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	—	25,000	—	—	25,000
ADS Options	30-Jun-14	31-Dec-14	$3.70	—	5,000	—	—	5,000
ADS Options	30-Jun-14	31-Dec-14	$1.85	—	25,000	—	—	25,000
ADS Options	30-Jun-14	31-Dec-15	$4.07	—	25,000	—	—	25,000
ADS Options	30-Jun-14	31-Dec-16	$6.29	—	25,000	—	—	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	—	41,750	—	—	41,750
ADS Options	30-Jun-14	31-Dec-14	$6.29	—	25,000	—	—	25,000
ADS Options	30-Jun-14	30-Jun-16	$6.66	—	2,500	—	—	2,500
ADS Options	30-Jun-14	30-Jun-16	$7.50	—	11,250	—	—	11,250
ADS Options	30-Jun-14	30-Jun-16	$6.80	—	6,250	—	—	6,250
ADS Options	30-Jun-14	31-Dec-14	$5.55	—	7,500	—	—	7,500
ADS Options	30-Jun-14	31-Dec-14	$5.55	—	7,500	—	—	7,500
ADS Options	30-Jun-14	31-Dec-15	$5.55	—	7,500	—	—	7,500
Total				—	339,250	—	—	339,250

Weighted average exercise price					USD$4.94			USD$4.94

There were no options issued over granted over American Depositary Shares in 2013.

The weighted average exercise price of ADS options issued to key management personnel and employees that are outstanding at the end of the financial year was US$6.04 (2014: US$4.94).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 14.38 months (2014: 17.06).

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

The valuation model inputs used to determine the fair value are as follows:

Options over fully paid ordinary shares for the key management personnel and employees

Grant date	Expiry date	Maximum life	Exercise price	Share price at grant date	Expected volatility	Risk free interest rate	Tradeable discount
26-Nov-14	31-Jan-17	2.18	$0.196	$0.14	78.53%	2.45%	20%
26-Nov-14	26-Nov-17	3	$0.19	$0.14	79.56%	2.45%	35%
26-Nov-14	26-Nov-16	2	$0.19	$0.14	79.09%	2.45%	20%
26-Nov-14	26-Nov-16	2	$0.19	$0.14	79.09%	2.45%	20%
13-Apr-15	31-Dec-16	1.72	$0.17	$0.17	49.45%	1.76%	20%
1-May-15	31-Dec-16	1.67	$0.075	$0.17	48.02%	1.92%	20%

All options were granted for no consideration and vested immediately

Those options granted to key management personnel have been identified in key management personnel disclosures (Note 22). Shareholder approval was obtained for the grants of options to directors on 17 November 2014.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 20: Share Based payments (continued)

Shares issued as compensation

Performance Shares

No Performance Shares were issued in 2015.

The terms and conditions of each grant of Performance Shares affecting remuneration of directors and other key management personnel in this financial year or future reporting years are as follows:

Number of					Exercise		Risk Free
Performance		Vesting	Expiry	Issue	(Variation)	Expected	interest	Tradable
Shares	Grant Date	date	(End) date	Price	Price	volatility	rate	discount
20,000,000	28-Nov-13	28-Nov-15	28-Nov-16	$0.00001	$0.10	25.00%	2.76%	60%

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

No Performance Shares were issued in 2013.

American Depositary Shares

In current fiscal year, the following American Depositary Shares were issued to eligible participants of the US Omnibus Plan equity incentive scheme approved by shareholders on 5 May 2014.

1) 11,826 ADSs (equivalent to 473,040 ordinary shares) for nil consideration were issued on 13 April 2015

2) 6,000 ADSs (equivalent to 240,000 ordinary shares) for nil consideration were issued on 1 May 2015

No shares were issued to key management personnel or employees as compensation during 2014 year.

For details of shares and options issued in lieu of services rendered, refer to issued capital disclosures (Note 17) and non-cash investing and financing activities disclosures (Note 21(b)).

Note 21: Cash flow information

	Consolidated
	2015	2014	2013
	$	$	$

(a) Reconciliation of cash flow from operations with loss after income tax

Loss after income tax expense for the year	(20,294,006)	(13,596,459)	(6,278,079)

Adjustments for:

Depreciation and amortisation	1,017,657	1,224,238	1,161,869
Foreign exchange differences	(429,080)	32,284	586,125
Goodwill impairment expense	-	-	1,487,137
Share based payments and related costs	1,929,265	5,144,969	434,743
Fair value gain on deferred contingent consideration	-	(383,933)	(1,829,653)
Unwinding of the discount on deferred consideration	-	-	104,018
Loss on disposal of AMH Group	-	-	761,020
Loss on disposal of non-current assets	-	-	89,660
Gain on reversal of Peekable payable	-	(91,527)	-
Income from Sale of Business	-	(109,493)	-
Changes in operating assets and liabilities:
(Increase)/Decrease in receivables	523,579	39,026	2,119,368
Increase/(Decrease) in other assets	(815,687)	(294,159)	32,828
Increase / (Decrease) in payables	5,651	1,198,886	(590,960)
Increase / (Decrease) in provisions	144,338	(264,912)	(37,010)
(Decrease)/Increase in current tax	(740,880)	461,072	279,808
(Increase)/Decrease in deferred tax assets	427,719	(427,719)	-
(Decrease)/ increase in deferred tax liability	-	-	(89,750)
Net cash used in operating activities	(18,231,444)	(7,067,727)	(1,768,876)

(b) Non-cash investing and financing activities

On 1 October 2014, MOKO completed a business combination by acquiring 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd (‘Tagroom’). In addition to cash, the fair value consideration was settled via $200,000 in MOKO ordinary shares (1,242,263 shares) priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion on 12 December 2014.

Refer Note 14 for further details of these business combinations.

 NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 21: Cash flow information (continued)

During the year, the Company issued the following ADS (American Depositary Shares) for nil consideration, where one ADS = 40 Ordinary shares. They were issued to eligible participants of the US Omnibus Plan equity incentive scheme approved by shareholders on 5 May 2014.

Date	Details	ADS Price (US$)	Number of ADS	Fair Value Amount US$
13 April 2015	Share issued under US Omnibus Plan	$4.88	7,000	34,160
13 April 2015	Share issued under US Omnibus Plan	$5.18	4,826	25,000
1 May 2015	Share issued under US Omnibus Plan	$5.35	6,000	32,100

These transactions ae not reflected in the statement of cash flows.

Note 22: Key management personnel disclosures

(a) Directors

The following persons were directors of MOKO Social Media Limited during the financial year:

Ian Rodwell	-	Chief Executive Officer and Managing Director
Greg McCann	-	Non-Executive Chairman
Mark Hauser	-	Non-Executive Director
Jeff White	-	Non-Executive Director (appointed 1st February, 2015)
Leo Hindery Jr	-	Non-Executive Director (appointed 1st April, 2015)
Peter Yates	-	Non-Executive Director (resigned 17th November, 2014)
Johannes De Back	-	Non-Executive Director (resigned 13th April, 2015)

(b) Key management personnel compensation

The aggregate compensation made to directors and other members of key management personnel of the Consolidated Entity is set out below:

	Consolidated
	2015	2014	2013
	$	$	$
Short-term employee benefits	740,628	551,700	571,984
Post-employment benefits	14,496	36,775	35,185
Share based payments - Performance shares	759,577	493,205
Share based payments - Options	505,470	2,723,037	140,800
	2,020,171	3,804,717	747,969

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 22: Key management personnel disclosures (continued)

Ordinary shares	Balance at start of the year/on appointment	Granted as Remuneration during the year	Other changes during the year	Balance at end of the year

2015
G McCann	13,444,444	-	2,500,000	15,944,444
I Rodwell	5,707,917	-	325,000	6,032,917
J De Back(1)	40,297,710	-	1,454,546	41,752,256
P Yates(2)	48,163,402	-	-	48,163,402
M Hauser	-	-	4,910,000	4,910,000
J White (3)	100,000	-	480,000	580,000
L Hindery	-	-	-	-
	107,713,473		9,669,546	117,383,019
2014
G McCann	7,944,444	-	5,500,000	13,444,444
I Rodwell	3,707,917	-	2,000,000	5,707,917
J De Back	30,932,539	-	9,365,171	40,297,710
P Yates	40,472,926	-	7,690,476	48,163,402
M Hauser	-	-	-	-
	83,057,826	-	24,555,647	107,613,473
2013
G McCann	5,444,444	-	2,500,000	7,944,444
I Rodwell	3,382,917	-	325,000	3,707,917
J De Back	30,932,539	-	-	30,932,539
P Yates	34,308,371	-	6,164,555	40,472,926
	74,068,271		8,989,555	83,057,826

(1)	Closing balance represents ordinary shares held on resignation (13 April 2015)
(2)	Closing balance represents ordinary shares held on resignation (17 November 2014)
(3)	Opening balance represents ordinary shares held on appointment (1 February 2015)

The numbers of options over ordinary shares in the Company held during the financial year by each director of the Company and other key management personnel of the Company, including their personally related parties, are set out below.

					Forfeited/
		Granted			Other
	Balance at	during the	Exercised	Lapsed	changes	Balance at
Options over	the start of	year as	during the	during the	during the	the end of the
ordinary shares	the year	compensation	year	year	year	year

2015
G McCann	12,500,000	-	(2,500,000)	-	-	10,000,000
I Rodwell	10,325,000	7,500,000	(325,000)	-	-	17,500,000
J De Back(1)	16,400,000	2,000,000	-	-	(3,500,000)	14,900,000
P Yates(2)	7,164,555	-	-	-	-	7,164,555
M Hauser	8,000,000	3,000,000	(4,910,000)	-	(1,090,000)	5,000,000
J White (3)	480,000	-	(480,000)	-	-	-
L Hindery	-	-	-	-	-	-
	54,869,555	12,500,000	(8,215,000)	-	(4,590,000)	54,564,555
2014
G McCann	12,000,000	6,500,000	(5,000,000)	(1,000,000)	-	12,500,000
I Rodwell	17,330,000	10,000,000	(7,000,000)	(3,005,000)	(7,000,000)	10,325,000
J De Back	25,107,143	11,400,000	(2,250,000)	(17,857,143)	-	16,400,000
P Yates	19,360,955	1,000,000	(5,000,000)	(10,196,400)	2,000,000	7,164,555
M Hauser	6,000,000	2,000,000	-		-	8,000,000
	79,798,098	30,900,000	(19,250,000)	(32,058,543)	(5,000,000)	54,389,555
2013
G McCann	6,000,000	5,000,000	-	-	1,000,000	12,000,000
I Rodwell	12,005,000	5,000,000	-	-	325,000	17,330,000
J De Back	20,107,143	5,000,000	-	-	-	25,107,143
P Yates	12,196,400	1,000,000	-	-	6,164,555	19,360,955
	50,308,543	16,000,000	-	-	7,489,555	73,798,098

(1)	Closing balance represents ordinary share options held on resignation (13 April 2015)
(2)	Closing balance represents ordinary share options held on resignation (17 November 2014)
(3)	Opening balance represents ordinary share options held on appointment (1 February 2015)
(4)	Opening balance represents ordinary share options held on appointment (1 February 2014)

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 23: Related party transactions

(a) Parent entity

MOKO Social Media Limited is the parent entity.

(b) Subsidiaries

Interests in subsidiaries are set out in note 25.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 22.

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

During the year ended June 30, 2014, the Company issued fully paid ordinary shares in satisfaction of convertible loans payable to director Johannes De Back:

		Number of	Issue Price	Amount
Date	Details	shares	$	$
11 September 2013	Share issue on conversion of loan	2,500,000	0.04	100,000
15 May 2014	Share issue on conversion of loan	2,500,000	0.04	100,000

On 1 October 2014, MOKO completed a business combination by acquiring 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd (‘Tagroom’). Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic. The fair value consideration was settled via $200,000 in cash and $200,000 (1,242,263 shares) in MOKO ordinary shares priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion on 12 December 2014.

	Consolidated
	2015	2014	2013
	$	$	$
Amounts recognised as an expense

Company secretarial and accounting (1)	56,670	97,793	49,892
Office rent (2)	20,047	13,368	[-]
Total	76,717	97,793	49,892

(1)	Andrew Bursill, the former Company Secretary who resigned on 31 January 2015, is also an associate of Franks & Associates Pty Ltd which provided accounting and Company secretarial services to MOKO Social Media Limited. The contract between MOKO Social Media Limited and Franks & Associates was based on normal commercial terms.
(2)	Greg McCann, Non-Executive Chairman, is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio is based on normal commercial terms.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 23: Related party transactions (continued)

(d) Loans to/from related parties

Loans are made to/by the Parent Entity, MOKO Social Media Limited, to its wholly owned subsidiaries for capital purchases and working capital purposes. The loans outstanding between the Parent Entity and its subsidiaries have no fixed date of repayment and are non-interest bearing. Details of the Parent Entity’s interest in its subsidiaries are set out in note 25. The loans outstanding between the Moko and Deals I Love (Australia) Pty Ltd have no fixed date of repayment but with 10% interest bearing per loan agreement.

	Company
	2015	2014
	$	$
Non-Current
Loans to subsidiaries:

MOKO.mobi Inc	12,197,944	(572,875)
Deals I Love (Australia) Pty Ltd	994,584	535,280
Tagroom Pty Ltd	280,686	-
All Night Media Limited	-	(120,014)
Total	13,473,214	(157,609)

No dividends were received from the subsidiaries in the 2015, 2014 or 2013 financial year.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 24: Parent entity information

Set out below is the supplementary information about the parent entity.

	Parent
	2015	2014	2013
Statement of profit or loss and other comprehensive income	$	$	$
Loss after income tax	(6,004,302)	(12,914,498)	(5,708,811)

Total comprehensive income	(6,004,302)	(12,914,498)	(5,708,811)

Statement of financial position
Total current assets	6,766,544	9,704,387	1,794,926

Total assets	26,864,720	13,051,229	6,751,268

Total current liabilities	1,639,624	1,627,957	4,968,239

Total liabilities	1,685,154	1,663,004	5,014,144

Equity
Issued capital	58,214,371	41,679,662	24,656,473
Reserves	10,246,474	8,420,633	2,859,360
Accumulated losses	(43,281,279)	(38,712,070)	(25,797,571)

Total equity	25,179,566	11,388,225	1,718,261

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 24: Parent entity information (continued)

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2015 and 30 June 2014.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2015 and 30 June 2014.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Consolidated Entity, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at fair value, less any impairment, in the parent entity.

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity and some of its subsidiaries are party to a deed of cross guarantee under which each company guarantees the debts of the others. No deficiencies of assets exist in any of these subsidiaries.

Note 25: Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following wholly-owned subsidiaries in accordance with the accounting policy described in note 1:

The entities and interests acquired are set out below:

		Entity interest
	Country of incorporation	2015	2014	2013
Moko Mobi Inc	United States of America	100%	100%	100%
Moko Door Foundation	United States of America	100%	-	-
All Night Media Limited	England	100%	100%	100%
Paper Tree Limited	British Virgin Islands	100%	100%	100%

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary with non-controlling interests in accordance with the accounting policy described in note 1:

Name	Country of incorporation	Parent Ownership interest	Non-controlling Ownership interest
Deals I Love (Australia) Pty Ltd (1)	Australia	51%	49%
Tagroom Pty Ltd (2)	Australia	80%	20%

(1)	The Non-controlling Interest holds 49% of the voting rights of Deals I Love (Australia) Pty Ltd.
(2)	The Non-controlling Interest holds 20% of the voting rights of Tagroom Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 25: Subsidiaries (continued)

Summarised financial information

Summarised financial information of the subsidiaries with non-controlling interests that are material to the Consolidated Entity are set out below:

Tagroom Pty Ltd
2015
$
Summarised statement of financial position
Current assets	26,926
Non-current assets	7,160
Total assets	34,086

Current liabilities	640,914
Non-current liabilities	-
Total liabilities	640,914
Net assets	(606,828)

Summarised statement of profit or loss and other comprehensive income
Revenue	43,735
Expenses	(710,992)

Profit before income tax	(667,257)
Income tax expense	-

Profit after income tax	(667,257)
Other comprehensive income	-

Total comprehensive income	(667,257)

Statement of cash flows
Net cash used in operating activities	(544,370)
Net cash used in investing activities	(10,246)
Net cash provided by financing activities	552,401

Net (decrease) in cash and cash equivalents	(2,215)

Other financial information
Loss attributable to non-controlling interests	(133,451)
Accumulated non-controlling interests at the end of reporting period	(133,451)

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 25: Subsidiaries (continued)

Deals I Love (Australia) Pty Ltd
	2015	2014
	$	$
Summarised statement of financial position
Current assets	140,551	136,447
Non-current assets	2,485	2,485
Total assets	143,036	138,932

Current liabilities	1,266,592	961,942
Non-current liabilities	-	-
Total liabilities	1,266,592	961,942
Net assets	(1,123,556)	(823,010)

Summarised statement of profit or loss and other comprehensive income
Revenue	1,990,291	4,274,571
Expenses	(2,290,837)	(4,527,831)

Profit before income tax	(300,546)	(253,260)
Income tax expense	-	-

Profit after income tax	(300,546)	(253,260)

Other comprehensive income	-	-

Total comprehensive income	(300,546)	(253,260)

Statement of cash flows
Net cash used in operating activities	(390,975)	(416,697)
Net cash provided by financing activities	385,000	402,832

Net (decrease) in cash and cash equivalents	(5,975)	(13,865)

Other financial information
Loss attributable to non-controlling interests	(147,268)	(124,098)
Accumulated non-controlling interests at the end of reporting period	(271,366)	(124,098)

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 26: Earnings per share

	2015	2014	2013
	$	$	$
(a) Earnings per share from continuing operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(20,013,288)	(13,472,361)	(4,711,294)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	609,883,178	472,906,543	306,882,356

	2015	2014	2013
	cents	cents	cents
Basic earnings per share	(3.28)	(2.85)	(1.54)

	2015	2014	2013
	$	$	$
(b) Earnings per share from discontinued operations
Loss after income tax attributable to owners of MOKO Social Media Limited	-	-	(1,566,785)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share		472,906,543	306,882,356

	2015	2014	2013
	cents	cents	cents
Basic earnings per share	-	-	(0.51)

	2015	2014	2013
	$	$	$
(c) Earnings per share from loss
Loss after income tax attributable to owners of MOKO Social Media Limited	(20,013,288)	(13,472,361)	(6,278,079)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	609,883,178	472,906,543	306,882,356

	2015	2014	2013
	cents	cents	cents
Basic earnings per share	(3.28)	(2.85)	(2.05)

(d) Diluted earnings per share

Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share.

Note 27: Contingencies

There were no contingent liabilities at 30 June 2015 (2014: $nil).

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 28: Commitments

Rental Lease	Consolidated
	2014	2013
$	$	$
Within one year	414,406	242,086
One and five years	563,305	361,855
More than five years	-	-
	977,711	603,941

The Consolidated Entity leases its offices in United States of America and Australia. The US lease includes a three-year lease commitment for a New York office until November 2017 and a three-year lease commitment for an office in Alexandria, VA until September 2017.

During the year an amount of $453,673 (2014: $198,236) was recognised as an expense in profit or loss in respect of operating rental leases.

Note 29: Reclassification of Comparatives

The research and development tax credit received from the Australian government for the years ended 30 June 2014 ($1,082,953) and 2013 ($1,008,231) were previously classified as an income tax benefit. In the 2015 financial year it has been determined that a more accurate application of the relevant accounting standards dictates that the amount of the tax credit received from the Australian government be recognised as other income.  Consequently, the 2014 and 2013 comparative information has been accordingly reclassified.  The effect is that Other Income for 2014 and 2013 has increased by $1,082,953 and $1,008,231  respectively, and income tax benefit has decreased by the equivalent amounts.

Note 30: Events occurring after the statement of financial position date

Option Issues

Since 30 June 2015, the following options over American Depository Shares have been issued:

- On 18 September 2015, 20,000 options over ADSs (equivalent to 800,000 ordinary shares) with an exercise price of US$4.00 and an expiry date of 31 July 2017; and

- On 22 September 2015, 25,000 options over ADSs (equivalent to 1,000,000 ordinary shares) with an exercise price of US$3.00 and an expiry date of 22 September 2017.

Since 30 June 2015, the following options over American Depository Shares have been cancelled due to vesting conditions not being met:

- On 18 September 2015, 7,500 options over ADSs (equivalent to 300,000 ordinary shares) with an exercise price of US$4.58 and an expiry date of 3 November 2017; and

- On 18 September 2015, 7,500 options over ADSs (equivalent to 300,000 ordinary shares) with an exercise price of US$4.58 and an expiry date of 3 November 2018.

Share Issues

On 14 July 2015, the Company filed a Form F-3 Registration Statement with the Securities Exchange Commission for a maximum aggregate public offering of up to US $40,000,000. The Form F-3 is used by foreign private issuers in the U.S. to register offerings of securities and can be utilised in stages over three years. This provides MOKO with additional flexibility to approach the U.S. market for capital over the medium term. No proceeds have been received to date.

Option Investment

On 4 September 2015, MOKO executed an amendment to the Share Purchase Agreement dated April 24, 2015 with Big Teams LLC (“Big Teams”). Subject to the terms and conditions of the Share Purchase Agreement and MOKO is not in default of the Agreement, the Amendment extends the option for MOKO to invest an additional One Million Five Hundred Thousand U.S. Dollars (US$1,500,000.00) in Big Teams LLC from 1 October 2015 to 1 December 2015.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 30: Events occurring after the statement of financial position date (continued)

Director Appointments

On 23 September 2015, MOKO announced that Emma Waldon would be appointed as a Non-Executive Director effective from 1 October 2015.

On 24 September 2015, MOKO announced that Diana Rhoten would be appointed as a Non-Executive Director effective from 1 October 2015.

No other matter or circumstance has arisen since 30 June 2015 that has or may significantly affect:

(a)  MOKO Social Media Limited operations in future financial years, or

(b)  The results of those operations in future financial years, or

(c)  MOKO Social Media Limited’s state of affairs in future financial years.

Note 31: Auditor’s remuneration

	Consolidated
	2015	2014
	$	$
Audit services
Audit and review of financial reports – BDO	335,715	318,537
F1 review of financial reports – BDO	23,614	200,019
Tax advice - BDO	-	10,790

	359,329	529,346

Note 32: Discontinued operations

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

Note 32: Discontinued operations (continued)

(b) Financial performance of operations disposed of during the year (2015 and 2014: Nil)

2013
$
Revenue	9,128,887
Gain on acquisition of subsidiaries	-
Interest received	-
Content expenses	(7,545,664)
Expenses	(2,089,545)
Depreciation and amortisation	(94,346)
Loss before tax from discontinued operations	(600,668)
Income tax expense	(205,097)
Loss after income tax	(805,765)
Loss on disposal before income tax	(761,020)
Income tax expense	-
(Loss)/profit after income tax expense from discontinued operations	(1,566,785)

The loss from discontinued operations of $1,566,785 is attributable entirely to the owners of the company.

(c) Assets and liabilities an cash flow information of disposed group

The major classes of assets and liabilities of AMH Group at 29 April 2013 were as follows:

2013
$
Cash and cash equivalents	86,549
Trade and other receivables	958,576
Other current assets	155,654
Property, plant and equipment	372,022
Total assets	1,572,801

2013
$
Trade and other payables	1,499,391
Total liabilities	1,499,391

Net assets/ (liabilities)	73,410

(d) Cash flow information of disposed group

2013
$
Operating activities	(316,504)
Investing activities – including payments for sale	(330,335)
Financing activities	(458,647)
Net cash (outflow) / inflow	(1,105,486)

(e) Consideration Paid

2013
$
Gross Sales Consideration	2
Less: Amounts payable on disposal	(422,700)
Less: Liabilities assumed	(264,912)
Net disposal consideration	(687,610)

Net Assets disposed of in AMH Group	(73,410)
Loss on disposal before income tax	(761,020)

(f) Net cash outflow on disposal

2013
$
Cash	(256,087)
Less: Cash and cash equivalents disposed of	(86,549)
Reflected in the consolidated statements of cash flows	(342,636)

