Form 20-F
period 2016-06-30
Moko Social Media Ltd
filed 2016-10-31
CIK 1496371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

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

2221 S. Clark St., 12th Floor
Arlington, VA 22202

(Address of principal executive offices)

Moko.mobi, Inc.
2221 S. Clark St., 12th Floor
Arlington, VA 22202
Attn: Shripal Shah
Tel: (571) 982-3000
Fax: (703) 842-8176

(Name, Telephone, E-mail and/or
Facsimile number and Address
of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

None

Name of each exchange on which registered

N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class

American Depositary Shares

Ordinary Shares*

* Not for trading, but only in connection with the quotation of the American Depositary Shares in the OTC Pink Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

On June 30, 2016, the registrant had 1,659,796,126 ordinary shares outstanding.

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

☐ Yes	☐ No

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

•	“we,” “MOKO,” “us,” “our,” “the Company,” or “our company” are to MOKO Social Media Ltd, including its subsidiaries;

•	“ordinary shares” are to our ordinary shares, no par value;

•	“ADSs” or “American Depositary Shares” are to our American Depositary Shares each representing forty ordinary shares;

•	“ASX” are to the Australian Stock Exchange or ASX;

•	“NASDAQ” are to the Nasdaq Global Market; and

•	“OTC Pink” are to the OTC Pink marketplace of OTC Markets.

In this Annual Report on Form 20-F, references to “Australia” are to the Commonwealth of Australia and, other than in the audited consolidated financial statements and notes thereto as of and for fiscal 2016, 2015 and 2014, references to “$,” “USD,” “dollars,” “USD$” or “U.S. dollars” are to the legal currency of the United States and references to “A$,” or “Australian Dollars” are to the legal currency of Australia. In the audited consolidated financial statements and notes thereto as of and for fiscal 2016, 2015 and 2014, references to “$,”are to the legal currency of Australia.

Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report on Form 20-F, all translations from Australian dollars to U.S. dollars are based on the noon buying rate of A$1.00 per $0.7432 in the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2016. No representation is made that Australian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2016, 2015 and 2014 included elsewhere in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. Our fiscal quarters end on September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

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

	Fiscal Year Ended June 30
	2016	2016	2015 (restated)*	2014 (restated)*	2013	2012
	A$	US$	A$	A$	A$	A$
Statement of Profit or Loss Data
Revenue from continuing operations	84,830	63,046	1,592,934	882,393	6,020,593	1,722,484
Other income and revenue	1,067,311	793,226	1,134,930	1,467,381	1,017,044	629,369
Fair value gain on deferred consideration	-	-	-	383,933	1,829,653	-
Expenses	(21,962,166)	(16,322,282)	(21,890,522)	(15,659,180)	(13,560,947)	(6,234,297)
Loss before income tax expense from continuing operations	(20,810,025)	(15,466,011)	(19,162,658)	(12,925,473)	(5,701,888)	(4,449,186)
Income tax benefit/(expense)	6,889	5,120	166,723	(29,048)	(17,637)	(893)
Loss after income tax benefit from continuing operations	(20,803,136)	(15,460,891)	(18,995,935)	(12,954,521)	(4,711,294)	(3,883,337)
(Loss)/profit after income tax benefit from discontinued operations	(738,675)	(548,983)	(1,298,072)	(641,938)	(1,566,785)	1,451,091
Loss after income tax for the year	(21,541,811)	(16,009,874)	(20,294,007)	(13,596,459)	(6,278,079)	(2,432,246)
Other comprehensive income:
Exchange differences on translation of foreign operations	590,423	438,802	1,397,333	(244,676)	853,663	-
Total comprehensive loss for the year	(20,951,388)	(15,571,072)	(18,896,674)	(13,841,135)	(5,424,416)	(2,432,246)
Total comprehensive loss for the year is attributable to:
Continuing operations	(20,212,713)	(15,022,088)	(17,598,602)	(13,199,198)	(3,857,631)	(3,883,337)
Discontinued operations	(738,675)	(548,983)	(1,298,072)	(641,938)	(1,566,785)	1,451,091
Loss attributable to:
Owners of the Company	(21,457,299)	(15,947,065)	(20,013,288)	(13,472,361)	(6,278,079)	(2,432,246)
Non-controlling interests	(84,512)	(62,809)	(280,719)	(124,098)	-	-
Total comprehensive loss attributable to:
Owners of the Company	(21,457,299)	(15,947,065)	(20,013,288)	(13,717,037)	(5,424,416)	(2,432,246)
Non-controlling interests	(84,512)	(62,809)	(280,719)	(124,098)	-	-
Earnings per share from continuing operations attributable to the owners of MOKO Social Media Limited:
Basic / Diluted EPS (“cents”)	(2.20)	(1.635)	(3.28)	(2.74)	(1.54)	(3.00)

*The restatement of comparatives is related to discontinued operations. Please refer to Note 8 of our Financial Statements and Notes thereto included elsewhere in this Annual Report.

	As of June 30
	2016	2016	2015	2014	2013	2012
	A$	US$	A$	A$	A$	A$
Statement of Financial Position Data
Current assets:
Cash and cash equivalents	2,546,772	1,892,761	7,219,908	9,878,011	2,519,186	1,573,783
Trade and other receivables	38,660	28,732	501,472	927,852	823,898	2,677,021
Other current assets	326,643	242,761	1,017,204	298,716	153,236	341,718
Total current assets	2,912,075	2,164,254	8,738,584	11,104,579	3,496,320	4,592,522
Non-current assets
Property, plant and equipment	136,731	101,618	255,961	87,726	72,662	793,339
Intangibles	100,835	74,941	3,814,088	3,613,433	4,410,248	974,681
Available-for-sale financial assets	560,000	416,192	1,297,811	-	-	-
Deferred tax assets	-	-	-	427,719	-	-
Total non-current assets	797,566	592,751	5,367,860	4,128,878	4,482,910	1,768,020
Total assets	3,709,641	2,757,005	14,106,444	15,233,457	7,979,230	6,360,542

Current liabilities
Deferred consideration	-	-	-	-	1,430,252	-
Trade and other payables	1,047,672	778,630	2,569,262	2,563,611	1,814,544	2,141,895
Borrowings	-	-	-	-	1,136,390	-
Employee benefits	168,210	125,014	411,076	276,920	134,048	207,054
Provisions	-	-	-	-	264,912	-
Income tax provision	-	-	-	740,880	279,808	-
Total current liabilities	1,215,882	903,644	2,980,338	3,581,411	5,059,954	2,348,949
Non-current liabilities
Employee benefits	11,818	8,783	45,530	35,348	45,904	29,714
Deferred tax liability	-	-	-	-	-	89,750
Total non-current liabilities	11,818	8,783	45,530	35,348	45,904	119,464
Total liabilities	1,227,700	912,427	3,025,868	3,616,759	5,105,858	2,468,413
Net assets	2,481,941	1,844,579	11,080,576	11,616,698	2,873,372	3,892,129
Equity
Issued capital	69,142,733	51,386,879	58,214,371	41,679,662	24,656,473	20,685,557
Reserves	14,053,478	10,444,545	12,213,980	8,990,804	3,674,208	2,385,802
Accumulated losses	(80,669,505)	(59,953,576)	(58,942,958)	(38,929,670)	(25,457,309)	(19,179,230)
Non-controlling interest	(44,765)	(33,269)	(404,817)	(124,098)	-	-
Total equity	2,481,941	1,844,579	11,080,576	11,616,698	2,873,372	3,892,129

The total outstanding ordinary shares at June 30, 2016, is 1,659,796,126 (2015: 755,486,679).

The total Performance Shares outstanding at June 30, 2016 and 2015, is 20,000,000.

The following table sets forth information concerning exchange rates between the Australian dollar and the U.S. dollar for the periods indicated based on the noon buying rate in the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. As of September 30, 2016, the noon buying rate was A$0.7667 per $1.00.

	A$ Per USD$1
	High		Low
Year Ended
June 30, 2012	A$	1.1026	A$	0.9453
June 30, 2013		1.0573		0.9165
June 30, 2014		0.9705		0.8858
June 30, 2015		0.9488		0.7566
June 30, 2016		0.7817		0.6855
Quarter Ended
September 30, 2014		0.9488		0.8731
December 31, 2014		0.8904		0.8097
March 31, 2015		0.8194		0.7582
June 30, 2015		0.8118		0.7566
September 30, 2015		0.7664		0.6917
December 31, 2015		0.7346		0.7025
March 31, 2016		0.7677		0.6855
June 30, 2016		0.7817		0.7184
Month Ended
April 2016		0.7817		0.7504
May 2016		0.7641		0.7184
June 2016		0.7479		0.7225
July 2016		0.7632		0.7453
August 2016		0.7717		0.7516
September 2016		0.7676		0.7489

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

Substantially all of our revenue to date has been derived from the provision of mobile content product and services from businesses we no longer operate and which historically incurred net losses. We incurred losses of A$21.5 million ($16.0 million) and A$20.3 million, for the fiscal years ended June 30, 2016 and June 30, 2015, respectively. From our inception in 2004 through June 30, 2015, we have aggregate accumulated losses of A$80.7 million ($60.0 million). We expect our losses to continue as a result of ongoing project development, increased selling, marketing and corporate support costs. These losses have decreased our working capital, total assets and shareholders’ equity. Because of the risks and uncertainties associated with our recent strategic focus on customized mobile social advertising development and the related commercialization efforts, we are unable to predict whether or not we will become profitable, and if so, when.

Our independent registered public accounting firm has taken an emphasis of matter qualification regarding our ability to continue as a going concern.

Our auditors have issued a “going concern” emphasis of matter qualification regarding their opinion on our June 30, 2016 financial statements, indicating the existence of a material uncertainty that may cast significant doubt that we can continue as an ongoing business. There can be no assurance that our current cash reserves and anticipated revenues will be sufficient to enable us to reach a cash-flow positive position or fully finance our business plan. MOKO is and will, until such time as its profitability is achieved, remain reliant upon current cash reserves, ongoing funding and may also require additional funding. Such additional funding may not be available on terms favorable to us, or at all. Our financial statements do not include any adjustments as a result of this uncertainty. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.

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

Our future success is dependent in large part on our ability to retain highly qualified managerial and other key personnel. In particular we depend on our Chief Executive Officer, Shripal Shah. The loss of Mr. Shah or any other key personnel we might hire could have an adverse effect on our business, results of operations and financial condition.

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

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

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

As a foreign private issuer, we are permitted to, and intend to, follow certain home country corporate governance practices in lieu of certain U.S. stock exchange listing requirements applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements of the major U.S. stock exchanges. A foreign private issuer must disclose in its annual reports filed with the Commission, each such requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Australia and listed on the ASX, we expect to follow ASX Listing Rules and Australian corporations law and practice with respect to executive sessions of the independent members of our board of directors. Unlike the requirements of most U.S. stock exchanges, the corporate governance practice and requirements in Australia do not require us to hold regular executive sessions where only independent directors shall be present. We may also seek exemption from any quorum requirements applicable to meetings of shareholders and from the rules obligating issuers to obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities the establishment or amendment of certain stock option, purchase or other compensation plans, as we intend to follow applicable Australian law and the ASX Listing Rules in these matters. Such Australian home country practices may afford less protection to holders of our ordinary shares.

We may be subject to arbitrage risks.

Investors may seek to profit by exploiting the difference, if any, between the price of our ordinary shares on the ASX and the price of our ADSs on the OTC Pink. Such arbitrage activities could cause our share price in the market with the higher value to decrease to the price set by the market with the lower value and could also in certain circumstances affect the volatility in the price of our ordinary shares and our ADSs.

There is a risk that we may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section titled “Taxation — U.S. Federal Income Taxation — General”) of our ADSs or ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ADSs or ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended June 30, 2016, we do not believe that we will be treated as a PFIC for such taxable year. However, because we have not performed a definitive analysis as to our PFIC status for our 2016 fiscal year, there can be no assurance with respect to our status as a PFIC for such taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

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

Our current business model is to develop, manage, and commercialize online mobile social communities for high schools and college student athletics that need to share content and interact efficiently with their members. We plan to monetize these platforms with premium and targeted mobile advertising. Our perception is that our highly tailored mobile community applications differentiate MOKO from other generic mobile applications that do not offer such customized products.

From the fourth quarter of fiscal 2013, MOKO has been actively de-emphasizing and divesting non-core businesses and assets that do not fit within the revised strategy of monetizing its mobile communities within the U.S. See “Operating and Financial Review and Prospects.”

Corporate Offices

Our principal executive offices are located at 2221 S. Clark St. Suite 1208, Arlington, VA 22202. Our registered office is Suite 5, 442-446 Beaufort Street, Highgate, Western Australia, 6003, Australia. Our phone number is Telephone +61 (08) 9227 7100.

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

In 2012, we made a strategic shift away from accessing a user base via third parties (involving revenue sharing agreements and other factors that rendered our business model unprofitable) to providing customized mobile social community platforms to large organized groups that need to share content and to interact efficiently with their members on a regular basis. These customized mobile platform solutions are developed entirely by us and then distributed at no charge to these groups and their members, in return for certain exclusive access and for advertising rights. We plan to commercialize these products with premium targeted mobile advertising, ecommerce and paid subscriptions.

We believe that we are different from traditional online social media because we build highly tailored mobile community applications that generic social networks generally do not. Our technology platform has been designed to enable a high degree of flexibility, permitting us to design and build customized applications.

We have entered into contractual relationships to serve a number of social communities, including those of U.S. university intramural sports participants and U.S. high school students. MOKO is at a turning point as we move from our first stage of establishing a critical mass of users and gaining product acceptance within a targeted group. Our current stage has us extending the product range to include paid apps to help us entrench our products at colleges with the goal of getting them “mandated” by administrators on campus. We are also making a strong push towards monetization with a focus on revenue generation while we continue to reduce our monthly burn and operating costs.

In the past year we have evolved from a single app targeting college students into a suite of complimentary mobile products “REC*IT Mobile Suite”. This features REC*IT the official mobile app for students who play intramural sports across over 1250 colleges, REC*IT Fitness the official mobile app for student who participate in group fitness classes across over 150 colleges, and REC*IT Plus our first paid product which is a custom white label product catered to a single university recreational sports program. We also continue to maintain and expand upon our BigTeams powered by REC*IT app for high school student athletes, coaches and parents.

Thus the REC*IT Suite of Mobile Products now consists of the following:

REC*IT. REC*IT is a mobile application we designed as a student tool for U.S. colleges and universities. REC*IT represents our most mature application, having been launched in August 2014 in time for the 2014/2015 academic year. In October 2013, we entered an exclusive three-year agreement (with the possibility of extension) with IM Leagues (“IML”) which operates the imleagues.com sports website used by recreational and intramural sports departments. Today, more than 1250 colleges and universities across the U.S. use the IML sports software for intramural sports, group fitness and club sports by university recreational departments. Pursuant to this agreement, we have secured the exclusive mobile rights to IML’s data, including student and team schedules, fixtures, standings, statistics and news feeds for the purposes of populating the REC*IT App. The significance of the exclusive mobile rights to IML’s information relating to intramural activities on the campuses covered by IML is that REC*IT will be the only mobile App that will provide students with this information. In January 2015, we entered into an amended agreement with IML. This amended agreement automatically renews for an unlimited number of additional one year terms until we elect to terminate with the effect of providing us with exclusive rights in perpetuity, subject to us meeting the conditions of advance payments and standard operational responsibilities. The amended agreement also changes the commercial terms from a flat license fee to a minimum guarantee against a 10% revenue share on the net revenues from REC*IT. In August 2016, we signed a second amendment, which spread out the payments due to IMLeagues from September 2016 to April 2017 to assist MOKO with our monthly cashflow and burn.

The REC*IT mobile application has been expanded from initially developed for students interested in intramural sports, fitness, and other leisure activities on campus to now also includes features tailored to administrators and directors of the individual college recreational centers. The goal is to provide enough features and functionality to the administrators so that they may start “mandating” or requiring that students download REC*IT to participate in their programs similar to what is being done with our partners IML. However we have continued to service the students and provided a variety of social features and tools, such as the ability to check team activities, schedules, player standings, scores and individual performances.

As of October 2016, REC*IT reaches more than 1250 US colleges, providing potential access to more than 7 million university students who go through their campus recreation centers (‘gyms’) each semester. This confirms REC*IT’s position as the mobile app leader in college sports and recreational activities. For the period from August 1 to October 27, 2016, REC*IT had been “first launched” just over 221,000 times, a 20% increase over the same period of 2015.

In the past six months Moko has launched a series of updates to REC*IT, to provides a number of improvements for both the students and administrators:

• Game Cancellations

• Remove Players From Roster

• Full School Message Center Blasts

• Statistics Implementation

• On The Fly Player Check-In

• League Payments

• Playoff Schedule

• Upload Videos

• Sportsmanship Ratings

• Scores and Marks implementation

• Game Cancellations

• Magic Button Single Sign On Login

• Additional features and functionality are being developed to enable administrators to more efficiently manage their programs with features such as offline scoring and playoff tournament management are currently in development. These are key features towards our goal of getting to our admin “mandate” or our mobile apps on campus.

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

The BigTeams Powered by REC*IT app has achieved over 18,000 downloads since its release in December 2015. The initial usage statistics of the app prove it to be an informative utility for users with over 6.4 million page views already, indicating deep usage by those who have the product installed.

Our development team is working closely with the BigTeams tech team to build interactive functionality within the app. Initial features we are looking to incorporate include login/registration, uploading photos, exploring photo galleries, and capturing video in-app. We believe the inclusion of content creation is essential to the long-term success of the product and we are targeting a late summer rollout of these features.

Under the agreement, we have acquired an effective 10% interest in BigTeams for $1 million.

REC*IT Fitnesss. REC*IT Fitness, Leverages the REC*IT platform to help college recreation directors and students organize, browse and share on-campus personal fitness classes and activities. It is a free app which caters to the management of group fitness classes at the college recreational centers across over 150 colleges in the US who use IML software to manage their fitness programs. Group Fitness classes tend to be more female dominated vs. intramural sports being more male dominated in enrollment, thus this product is meant to bring balance into our user group.

The REC*IT FITNESS app had over 35,000 unique first launches since its launch in late Q4 of 2015. Over 150 colleges and universities use IML software to manage the scheduling and registration for their fitness programs, and are currently promoting or developing a process for promoting the app to their students.

In the last six (6) months we have added the following features to the initial version of the REC*IT Fitness app based on user feedback:

• Update Profile In App

• Optimized Sign In Flow

• Waitlist

• Waitlist Notifications

• Class Instructions

• Join Class Sessions

• Participations Tips

• Rec Center Opening Hours

• Magic Button Single Sign On Login

We are prioritizing upcoming app features based on feedback from users and administrators. These features include sending messages directly to students, additional push notifications, checking in students to classes, among others. We have also developed an in-app process to drive REC*IT users to download the REC*IT FITNESS app when searching or registering for campus group fitness classes in REC*IT. This deep linking solution will allow for a more streamlined user experience and more downloads of the REC*IT FITNESS product are expected.

REC*IT Plus. REC*IT Plus, a “white label” subscription product targeted at recreation center administrators, to help them manage recreational facilities and programs.

The features of REC*IT Plus will include

• Functionality to manage any recreation center activity or service

• Complete customization with individual school colors and logos

• Searchability within app stores by university and/or recreation center name

• Ability for administrators to communicate seamlessly and in real-time with all recreation center users

• Direct links to REC*IT and REC*IT Fitness

As part of a shift towards a mix of free and paid products for the colleges, REC*IT Plus will be a paid product. A beta version will be ready for the start of the new college year with a number of colleges already expressing strong interest in the product. We currently have a handful of colleges who have signed contracts to be part of our “beta” period. The colleges are given discounted pricing in return for insight, feedback and testing of the new features as they are rolled out. We plan to officially launch this product at the annual NIRSA Conference in 2016 where the majority of college recreational directors gather each year to allow us to begin adding new paid clients for the 2017-2018 semester.

Pricing will be between $500-$2500 annually based on the user/student size at each college. The annual subscription price is being subsidized by a revenue share agreement, which is built into each contract. This will allow MOKO to be able to sell targeted mobile advertisements into the official rec sports mobile applications for individual colleges and universities in the US. We believe that since these apps will be the official apps promoted by the colleges themselves, the CPM or CPA ad rates that MOKO will be able to charge advertisers will be at a premium compared to REC*IT. We also plan to introduce a “REC*IT Premium” product which will be a higher-end paid product that we hope to upsell the REC*IT Plus customers into. It will be a more robust custom white-label app which unifies the functionality between REC*IT, REC*IT Fitness and REC*IT Plus.

Industry Background and Market Opportunity

The college and high school markets present a significant opportunity for MOKO. The US college market has an annual discretionary spend of US$163 billion and the US high school market US$91.1 billion.

MOKO’s exclusive agreement with IMLeagues gives it access to more than 10 million students at 1,250 colleges, reaching more than 50% of the US college student population. Typically, more than 70% of a college’s student population visits the recreation center building every week and 75% of all college students participate in recreation center sponsored and organized activities. MOKO’s exclusive agreement with Big Teams gives it access to over 3,400 of the 26,957 public and private high schools in the US or 13% of the high school population.

Mobile digital advertising is a large and growing industry. The industry is predicated on a very simple value proposition: mobile advertising pays for the development and implementation of tools and games that mobile device users desire, while providing advertisers access to potential customers.

Because different tools and games (applications or “apps”) may be used by populations with distinct demographic characteristics, advertisers or their agents can broadly direct their message to the people they hope to reach, essentially in the same manner that, for example, a manufacturer of cutlery may choose to advertise in a cooking magazine. The unprecedented level of direct consumer access now available through mobile devices is transitioning traditional advertising dollars, including print, radio, and TV, to the mobile channel. According to emarketer.com, total mobile advertising spend in the U.S. alone is expected to reach $40 billion in 2016 and projected to be over $49 billion in 2017. Several factors are expected to contribute to this growth, including the following:

•	There has been a dramatic increase in the number and functionality of mobile devices. Increased functionality, efficiency, and economic feasibility continue to drive user adoption of connected mobile devices. Smartphones and tablets, in particular, offer users perpetual Internet access and greatly influence the way users consume media.

•	Users spend an increasing portion of their time on mobile platforms at the expense of time spent on traditional personal computer, print, radio, and TV-based channels, which will likely lead to an increase in the mobile advertising spend. Digital content is becoming increasingly accessible via mobile devices. Entertainment, e-commerce, and personal finance, among other activities, are all available at a click of a button. According to eMarketer, in 2016, users spent 3 hours and 15 minutes per day using apps via their mobile. We believe that continued adoption of smart devices, coupled with increasing accessibility of mobile data and time spent on mobile devices, will lead to overall growth and more evenly distributed advertising expenditures.

•	There has been a general increase both in the number of applications for mobile devices and in the number of developers of such applications.

Some electronic platforms such as Facebook have positioned themselves as tools for social communities, in most cases by providing a service that organizes and defines a previously diverse and unorganized array of community relationships. However, many social communities exist that are already tightly defined and have needs that are not adequately met by current mobile platforms. Such predefined social communities represent the target audience for us and our custom mobile applications.

These existing social communities have certain recognizable characteristics, which include the following:

•	The community possesses essential information that all members of the group need, which often, but not always, is disseminated from a central node;

•	Typically, the group currently uses web-based systems that are not designed to be portable and thus are inconvenient to use on mobile devices;

•	Group members are united by an interest in a particular activity or pursuit, for example, a sporting activity, and thus naturally represent a definable demographic audience for advertisers; and

•	Group members likely would value enhanced social features, such as chatting, peer-to-peer and member-to-group postings, which are not provided by current web-based systems and could be included in a mobile app.

Our Strategy

Our strategy is to be identified as a community builder through providing mobile community platforms catered to high school and college verticals targeting groups within those verticals that need to share content and interact efficiently with their users on a regular basis. We then plan to commercialize these platforms with premium targeted mobile advertising.

Our monetization strategy is to maximize the value of its asset – its exclusive market reach to advertisers and brand marketers based on the following key criteria:

•	Using free products to build a substantial user base in a clearly defined market

•	Creating supplementary paid subscription products that generate revenue and result in mandated use

•	Leveraging off these products to provide multilayered marketing campaigns to to advertisers and brand marketers

•	Launching an integrated ecommerce storefront within our suite mobile products with either a leading online retailer as a partner or for us to build and manage ourselves.

•	Revenue sharing with the colleges/universities to entrench products and boost value

•	Integrating mobile payments into all the mobile products to become a payment processor between students & the college/universities

MOKO plans to generates revenue from advertisers and brand marketers by integrating their marketing into MOKO products, through:

o	Sponsorship

o	Rewards

o	Social Engagement

•	Students can earn points for engaging with sponsor on social media

o	Data Capture

•	Acquisition of email/SMS data for a sponsor’s targeted audience

o	Advertisements

•	Native/Premium mobile ad units

•	Retargeting of students on third-party websites or social media platforms for sponsored campaign

o	Ecommerce

o	Mobile Payment

o	A recent example of a paid advertising relationship with a brand:

•	July 2016 - first integrated marketing partnership with – a major global franchise restaurant group:

•	Paid marketing campaign drove awareness and purchase of the group’s products and included in-app promotions and discounts as well as on-site events at select colleges

•	REC*IT’s in-app click-through rate was four times higher than campaigns conducted through other similar digital media platforms

•	MOKO is currently in direct talks with brands across categories including athletic apparel, consumer packaged goods, isotonic drinks, entertainment and insurance

•	Finalizing the contract for a renewal of the integrated marketing sponsorship for Q4 of calendar 2016 and Q1 of 2017. Many of the marketing elements are live with this brand with the understanding that the contract will be signed imminently.

We do not have any plans in the near future to expand our products beyond the high school and college markets. However if we were to expand the product set in the current high school and college verticals but beyond high school or college student athletics or rec sports we would not expand our product set to a new audience or partner unless we can confirm that we can satisfy several key criteria:

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

Once these factors have been reviewed and deemed to satisfy the core criteria, we must also be in a position to secure exclusivity to access the content and the right to advertise to the membership via our mobile app. We refer to our activities centered on the identification, engagement, and partnering of a social organization as business development, and we have a dedicated team focused on such activities. The executive management team, in concert with representatives of the social group, will assess the specific needs of the organization and will outline the minimal specifications of the bespoke app required. The following points summarize the structure of the app that we would then develop:

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

Our sales team sells or intends to sell the advertising either directly to the advertising client or through agencies or brokers. We anticipate advertising will represent our principal source of revenue in future periods, and we expect in some circumstances we will share revenue with the contracted social organization in exchange for exclusivity. However, in all current contractual arrangements, we maintain all or a great majority of advertising revenue, and we intend to do so in future contracts.

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

In September 2015, MOKO made a strategic decision to focus the Company’s resources on its products aimed at the student market, and reduce cash burn from the Company’s other platforms. This decision has been made on the basis that the U.S. student audience is among the most valuable to brands and advertisers and provides huge potential for future monetization and the current state of the securities markets which has posed some challenges to raising additional capital.

Business Development Structure and Pipeline

We have a dedicated business development executive operating under the direction of our Chief Executive Officer. We currently are in discussions with multiple national and global brands about a paid integrated marketing campaign for Q4 of calendar 2016, and Q1 of calendar 2017.

Our Technology Platform

The MOKO Social Media platform is a base set of proprietary source code, services, infrastructure and administrative tools that allows us to build customized applications for each project. The platform has been built with extensibility and customization in mind to reduce maintenance requirements and to shorten development timelines for new projects.

As our new custom “white label” paid products grows within the college vertical, the platform will allow us to efficiently roll out new features and services to other applications or to the entire suite of products.

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

Competition

•	MOKO’s products don’t compete with other social media sites

•	MOKO’s products are complementary to Facebook, Google etc

•	MOKO’s products are useful utilities – provide information and essential organization tools for students

•	MOKO’s products are aligned – used by administrators and students

•	No other major operator in these markets

We are focused on specific and exclusive agreements to develop our apps and mobile community platforms, and we do not know of any direct competitor with a similar with close to the scale that we provide. Any of the other mobile apps targeting intramural sports or group fitness have less than 20 colleges compared to the over 1250 colleges we have using us for intramural sports and the over 150 colleges using our products for group fitness. We are, however, aware that there are other companies looking to enter the college intramural mobile App space, although these other companies typically seek to sell schools an “enterprise solution” for a fee, rather than MOKO’s model of providing the App and platform for free with compensation in the form of mobile advertising or our new paid products which have “subsidized” subscription fees due to the revenue share components built into the contracts with the colleges. For those colleges and universities covered by the IM Leagues agreement, we also enjoy an exclusive grant of rights during the duration of that agreement with respect to the data feeds that would be necessary to make any similar intramural sports App functional.

In addition, we face indirect competition from social networking platforms generally, such as Facebook, Twitter or Snapchat.

With respect to advertising sales, our indirect competitors and others may solicit the same or similar advertisers that we might also seek, and therefore they will be in competition with us for the advertiser’s marketing spend. Many of these competitors are better capitalized than we are, which could give them a competitive advantage.

Corporate Organization and History

We have been a publicly traded company on the ASX since 2007. As of September 30, 2016, MOKO has one operating subsidiary: MOKO.mobi, Inc. (“MOKO US”).

MOKO US is 100% owned by us and its current business is the business strategy and marketing operations of the Customized Mobile Social Advertising (CMSA) projects within the Mobile Advertising operating segment. It is our single U.S. corporate vehicle and as such employs and administers all U.S. staff.

Sales, Marketing and Key Customers

Our sales, marketing and business development teams are principally based in New York, NY and our Arlington, VA offices and are headed by our Chief Executive Officer (“CEO”).

Our key existing brands include the REC*IT suite of mobile applications (REC*IT, REC*IT Fitness, REC*IT Plus, and Bigteams Powered by REC*IT), and our primary operational team has offices in Arlington, Virginia. Our key partners for the REC*IT app are IML and BigTeams.

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

In January 2015, we entered into an amended agreement with IML. This amended agreement automatically renews for an unlimited number of additional one year terms until we elect to terminate with the effect of providing us with exclusive rights in perpetuity, subject to us meeting the conditions of advance payments and standard operational responsibilities. The amended agreement also changes the commercial terms from a flat license fee to a minimum guarantee against a 10% revenue share on the net revenues from REC*IT. In August 2016, we signed a second amendment with IML which spread the single annual license fee payments into monthly installments spread-out between September 2016 through April 2017 to assist with MOKO’s monthly cash flow and burn.

Research and Development

Our Technical and Product Development teams perform our research and development. These teams comprise seventeen full time employees located in Perth, Western Australia. They are led by our Senior Mobile Developer & Technical Lead. Since 2007, we have expanded our research and development effort to focus on designing, building and commercializing our core mobile internet platform. Historically and principally, this activity has consisted of internal labor efforts and technological expenditures. Our accounting policy has always been to expense such expenditures. The research and development activity has historically been supported by Australian federal government grants and by concessional income taxation treatment under the Income Tax Act, 1936 (Cth) in Australia (the Act), which has provided cash rebates to us through its annual income taxation filings. In October 2015, we received A$905,747 as a cash rebate for our 2015 fiscal year and we have submitted an application in respect of our 2016 fiscal year that is expected to result in a cash rebate of A$829,674.

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

C. Organizational Structure

We have been a publicly traded company on the ASX since 2007. The organizational structure of our operating entities is set forth below:

D. Property, plant and equipment

We currently lease the following properties:

Location	Use of Property	Area
New York, New York	University Relations	150 sq ft

Perth, Western Australia, Australia	R&D and Registered Office	100 sq m

Arlington, VA	HQ	400 sq ft

In November 7, 2014, we entered into a three-year lease in New York City for a property to serve as our Sales & Operations center. In May 2016, we entered into a termination of the lease in New York City by having a new lease agreement between the landlord and the tenant to whom MOKO was subleasing the office space too. Since November 2015, we have entered into a monthly lease with WeWork, a shared office space based in New York City.

On August 26, 2014, we entered into a three-year lease in Alexandria, VA for a property to serve as our corporate headquarters. In addition, the Virginia office houses our business development function as well as project operations, including the operational teams for REC*IT. In April 2016, we entered into a sub-lease for our lease in Alexandria, VA through September 30, 2017 to coincide with the lease termination. Subsequently we entered into a monthly lease with WeWork, a shared office space based in Arlington, VA. T

The Perth office is on a monthly agreement with the landlord as a long-standing arrangement. The Perth facility houses personnel focused on research and technology development.

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

We currently have neither patents nor any pending patent applications in either Australia or the U.S. for our current mobile services. We presently rely on copyright protection for our various trade names including “REC*IT.” We are seeking trademark protection for certain trade names that we believe are important to our business, and we intend to seek trademark protection in the future for new brands and products as we develop them.

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

Our current business model is to develop, manage, and commercialize online mobile social communities for large organized groups that need to share content and interact efficiently with their members. We plan to monetize these platforms with premium and targeted mobile advertising. Our perception is that our highly tailored mobile community applications differentiate MOKO from other generic social networks that do not offer such customized products. We are in the process of pursuing customized mobile community application opportunities with large common interest groups in the college and high school market.

During 2014, 2015 and 2016 we expanded the reach of our platform to support intended global growth across four main business lines and revenue streams:

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

The flag-ship social product that MOKO has offered in this operating segment is ‘MOKO Chat and Share’, which is a proprietary community offering developed by the Company and launched in 2007. This product has accounted for the majority of revenue in the Mobile Social segment in all reported periods although the Mobile Social business represents legacy activities of MOKO’s initial platform monetization efforts and is of less significance and priority than it has been historically.

Mobile Advertising — MOKO’s proprietary performance based, U.S. mobile ad network which more recently has been transitioning its business strategy to work directly with advertisers to allow it to provide advertisers with direct opportunities to place ads in MOKO properties such as REC*IT, REC*IT Fitness, Big Teams and others. This segment represents MOKO’s core operating segment and contains the mobile community development business to be monetized via customized mobile social advertising.

“MOKO Performance Network” (formerly referred to as “OfferMobi”) which was acquired in August 2012 and historically worked with other adnetworks to obtain advertising offers for performance based advertisers seeking specific audiences for their offers and with publishers in identifying the right advertisement/offers for the audiences they had, rather than directly with the advertisers themselves. This is commonly referred to as “rebrokering” and creates a situation where advertisers are unaware of the locations that their ads are placed, called “blind” advertising. The operations of MOKO Performance Network were discontinued on October 31, 2015.

Tagroom Pty Ltd. a subsidiary in which MOKO acquired an 80% controlling interest in October 2014 was also discontinued on October 31, 2015.

The Mobile Advertising operating segment is significant to MOKO’s business, financial results and intentions. The results from Mobile Advertising form a part of continuing operations.

Mobile Content —This operating segment is discontinued and trailing business activity has ceased.

Mobile Commerce — MOKO’s Australian based online, flash sales and aspiring e-commerce product sales business, Deals-I-Love (Australia) Pty Ltd (“DIL”), of which MOKO had a controlling economic interest of 51%, which sells merchant product to customers across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au. This business was acquired in July 2013 and was significant to MOKO’s financial results for the six months ended December 31, 2013. Before the DIL acquisition, there was no activity in this segment. The results from Mobile Commerce no longer form a part of continuing operations from and after March 2016.

This segmentation reflects the underlying revenue and cash generating units within MOKO and reflects the internal reports that are reviewed and used by the chief operating decision makers with MOKO, in assessing performance and in determining the allocation or resources.

For the 2014 fiscal year, operating segment revenues were as follows:

	Mobile Social	Mobile Advertising	Mobile Content	Mobile Commerce	Total
Sales to external customers A$	802,812	79,580	—	—	882,393
Sales to external customers USD$	618,487	61,309	—	—	679,796

For the 2015 fiscal year, operating segment revenues were as follows:

	Mobile Social	Mobile Advertising	Mobile Content	Mobile Commerce	Total
Sales to external customers A$	723,690	869,244	—	—	1,592,934
Sales to external customers USD$	557,531	669,666	—	—	1,227,196

For the 2016 fiscal year, operating segment revenues were as follows:

	Mobile Social	Mobile Advertising	Mobile Content	Mobile Commerce	Total
Sales to external customers A$	27,806	57,024	—	—	84,830
Sales to external customers USD$	20,665	42,380	—	—	63,045

Strategic Transition

For the fiscal years ended June 30, 2014, 2015 and 2016, MOKO was unprofitable and a net user of cash and cash equivalents in the absence of ongoing sources of financing. MOKO has needed to rely on its ability to successfully raise cash proceeds from issuing new equity or debt financing to sustain its operations and ensure the business remains a going concern. Historically, the capital has been sourced primarily from within Australia and to a lesser extent internationally including more recently equity funding from within the U.S. as a result of our NASDAQ listing in 2014. MOKO, as of the date of this annual report, has no outstanding indebtedness, other than trade creditors and as otherwise disclosed in the financial statements and related notes included elsewhere in this annual report.

On March 6, 2013, MOKO secured an agreement with American Intramural Sports Group LLC and on October 10, 2013, MOKO secured an agreement with IMLeagues LLC. Under these agreements, MOKO gained the exclusive mobile rights for intermural sport, fitness and recreational activity data for more than 700 colleges and universities across the U.S. with a combined enrolled population of approximately 10 million students. The number of colleges and universities has since increased to over 1,250. MOKO intends to commercialize this platform with premium and targeted mobile advertising. This customized mobile social advertising project is branded REC*IT. The REC*IT brand and the REC*IT mobile community platform and its respective device applications (“Apps”) are owned by MOKO.

To date, MOKO has not generated significant revenue from REC*IT. It should be noted that the strategic focus on projects such as REC*IT and the recently discontinued operations reduces the revenues being generated within MOKO and necessitates development expenditure in advance of commercialization and the realization of new revenue and cash inflows. It is expected that in the immediate future, the historical revenue streams within Mobile Advertising and Mobile Commerce will continue at approximate rates to those reported for the most recent fiscal year and that Mobile Social will continue to generate revenue in a reduced and insignificant capacity in the future. The Mobile Content segment has been ceased and will not generate revenue in future periods. As such, to pursue this business strategy MOKO requires funding sources in advance of accepting additional projects.

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

MOKO also acquired a 51% controlling interest in Deals-I-Love (Australia) Pty Ltd (“DIL”), a Sydney, Australia based online, flash sales and aspiring e-commerce product sales business, and an 80% controlling interest in Tagroom. DIL sold merchant product to customers that is sourced internationally and domestically across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au in Australia while Tagroom was an infotainment channel serving millenials. MOKO purchased DIL and Tagroom to expand its market share within Australia and to investigate the possible application to the REC*IT user base.

MOKO sold DIL to Hedgeabelli Pty Ltd on March 30, 2016. As a condition to the occurrence of Completion, MOKO advanced A$37,500 to DIL as part of the completion loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to A$1,092,084. On October 30, 2015, MOKO purchased additional 14.2% shareholdings from previous Tagroom shareholders and employees. MOKO released Tagroom from any outstanding loan balances amounting to $711,390 after its operation was discontinued from October 31, 2015.

On August 16, 2016, MOKO entered into an asset sales agreement with Competitor Group, Inc. (“CGI”), under which CGI will acquire RunHaven, MOKO’s running website and social media assets for an undisclosed amount.

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

We compensate for these limitations by relying primarily on our IFRS results and using EBITDA only as a supplemental measure. The following is a reconciliation of profit for the year to EBITDA:

	Fiscal Year Ended June 30
	2016	2016	2015 (restated)	2014 (restated)	2013	2012
	A$	US$	A$	A$	A$	A$
Statement of Profit or Loss Data
Loss after income tax benefit from continuing operations	(20,803,136)	(15,460,891)	(18,995,935)	(12,954,522)	(4,711,294)	(3,883,337)
Interest expense /(income)	47,371	35,206	(180,450)	(102,280)	201,759	(35,441)
Tax expense/(benefit)	(6,889)	(5,120)	(166,723)	29,048	17,637	893
Depreciation and Amortization expense	443,876	329,889	1,014,523	854,854	1,067,523	179,433
Goodwill and Intangible assets impairment	4,253,634	3,161,301
EBITDA	(16,065,144)	(11,939,615)	(18,328,585)	(12,172,900)	(3,424,375)	(3,738,452)

Results of Operations

Comparison of Twelve Months Ended June 30, 2016 to Twelve Months Ended June 30, 2015 as restated

MOKO earned revenue of A$84,830 for the year (2015: A$1,592,934), a decrease of 95%. The decrease was largely due to a re-positioning of the Mobile Advertising operations to focus on building users and market share rather than short-term revenues in order to better position the business to maximise its future monetization potential. Ongoing revenues in Mobile Advertising are expected to be earned from the monetization of MOKO's student products, including REC*IT, Big Teams powered by REC*IT and REC*IT Fitness. As these products are not yet commercialized, there remains uncertainty over this expectation. During the year, MOKO continued to invest in R&D and platform development. For 2016, MOKO’s received a Research & Development tax refund A$905,747 from the Australian Taxation Office (2015: A$947,845).

The loss for the 2016 year was A$21,541,811 compared with the loss of A$20,294,007 in 2015. This include the results of Discontinued operations for Mobile Performance Network, Moko Door Foundation, Tagroom Pty Ltd and Deals I Love (Australia) Pty Ltd, which contributed Revenue and a Net loss of A$1,099,346 and A$738,675 for the year, respectively. The loss also includes the impairment of intangible assets of A$3,513,823 in Mobile Advertising Cash Generating Unit, A$179,828 of Mobile Commerce Cash Generating Unit (2015: Nil) and the impairment of Available-for-sale financial assets (Big Teams LLC) of A$737,811.

For 2016, MOKO’s expenses excluding impairment expenses decreased by 19% to A$17,708,532 (2015: A$21,890,522) resulting from a reduction in marketing expenses (decreased by A$1,753,018 or 53%), employee benefit expenses (decreased by A$1,133,280 or 15%), share based payments (decreased by A$612,146 or 33%) and other operating overhead such as depreciation and amortization (decreased by A$570,647 or 56%).

Comparison of Twelve Months Ended June 30, 2015 as restated to Twelve Months Ended June 30, 2014 as restated

As restated, MOKO earned revenue of A$1,592,934 for the year (2014: A$882,393), an increase of 80.5%. The increase was largely due to increased revenue from the Mobile Advertising segment, reflecting a re-positioning by the Board to focus Mobile Performance Network (MPN) as a service provider to customized mobile social advertising projects such as REC*IT. During the year, MOKO continued to invest in R&D and platform development. For 2015, MOKO’s received a Research & Development tax refund A$947,845 from the Australian Taxation Office (2014: A$1,082,953).

The loss for the 2015 year was A$20,294,007 compared with the loss of A$13,596,459 in 2014, each as restated. This include the results of discontinued operations, which contributed a net loss of A$1,298,072 for the year. The loss also includes employee benefits expenses of A$7,333,024 (2014: A$2,920,985) due to a large increase in average headcount as a result of the expansion in the Mobile Advertising segment (particularly in the US) and marketing expenses of A$3,293,889 (2014: A$600,549), mostly due to an increase in Mobile Advertising User acquisition costs for the customized mobile social advertising business.

Liquidity and Financial Position

MOKO’s June 30, 2016 reporting date cash and cash equivalents (‘cash’) was A$2,546,772 (2015: A$7,219,908) and the net assets were A$2,481,941 (2015: A$11,080,576). Working capital, (defined as current assets less current liabilities) decreased to A$1,696,193 (2015: A$5,758,246) and pertained largely to the decrease in balance date cash.

On July 14, 2015, the Company filed a Form F-3 Registration Statement with the United States Securities and Exchange Commission for a maximum aggregate public offering of up to $40,000,000. The Form F-3 is used by foreign private issuers in the U.S. to register offerings of securities and can be utilized in stages over three years. This provides MOKO with additional flexibility to approach the U.S. market for capital over the medium term.

Our cash and cash equivalents at June 30, 2016 were held for working capital purposes. We do not enter investments for trading or speculative purposes. Accordingly, our cash and cash equivalents are primarily invested in demand deposit accounts with high-grade financial institutions and currently provide only minimal returns.

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

Since our inception and to June 30, 2016 we have raised a total of A$69,142,733 million, net of costs and expenses, from the issuance of fully paid ordinary shares through an initial public offering in Australia and numerous subsequent private placements or rights issues.

Going concern

The June 30, 2016 financial report has been prepared on a going concern basis which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.  This is not withstanding that the Consolidated Entity generated a loss from continuing activities of A$20,803,136 (2015: loss of A$18,995,935) and continues to experience constraints around cash flow, with a net cash outflow from operations for the full year of A$14,309,124 (2015: A$18,231,444).

In order to continue as a going concern, the Consolidated Entity needs to raise additional funds. The directors acknowledge that the requirement to raise additional funding represents a material uncertainty which may cast significant doubt over the ability of the Consolidated Entity to continue as a going concern.

On August 26, 2016, the Consolidated Entity announced it is undertaking a review of strategic options for the future of the Consolidated Entity and has appointed District Capital Partners (“DCP”) to advise on alternatives and assist with the process. DCP is a financial advisory firm that specialises in M&A transaction execution and corporate finance services. DCP are reviewing all possibilities including straight equity investments and the potential sale of the Consolidated Entity and are currently seeking proposals from a number of interested parties.

The Consolidated Entity has received written confirmation from a substantial shareholder of their current intention to provide additional working capital to the Consolidated Entity to enable a potential transaction from the DCP process to be completed.

The Consolidated Entity also expects to receive a Research & Development tax refund from the Australian Taxation Office. The Consolidated Entity has submitted a Research & Development Tax Incentive Application for the financial year ended June 30, 2016 which results in a refund of A$829,674. This is subject to review by the Australian Tax Office and AusIndustry.

The directors are confident that additional funds can be raised and the Consolidated Entity can continue to meet its debts as and when they become due and payable. The financial report has therefore been prepared on a going concern basis.

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

Historical cash flows

The following table sets forth our cash flows for fiscal 2016, 2015 and 2014:

	Year ended June 30
	2016		2015		2014
Cash flows used in operating activities	A$	(14,309,124)	A$	(18,231,444)	A$	(7,067,727
Cash (used in) / provided by investing activities	A$	(1,103,017)	A$	(775,134)	A$	(699,506
Cash provided by financing activities	A$	10,722,121	A$	16,219,370	A$	15,151,403

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

The operating cash outflow for fiscal 2016 improved from A$18,231,444 in 2015 to A$14,309,124 in 2016, reflecting the decreased losses before impairment expenses.

In fiscal 2015, operating cash outflow for the year decreased by 21.5% to A$14,309,124 (2015: A$18,231,444) reflecting the ongoing losses in MOKO’s Customized Mobile Social Advertising business.

In fiscal 2014, net cash used in operating activities was A$(7,067,727) and consisted of a net loss of A$(13,596,459), A$5,926,031 in adjustments for non-cash and non-operating items, a disposal gain of A$109,493 on the sale of the mBuzzy business and A$712,194 provided by working capital. Adjustments for non-cash and non-operating items consisted of depreciation and amortization expense of A$1,224,238, share-based payments and related costs expense of A$5,144,969, a partial offset for non-cash revenue items of A$475,460, which were predominantly fair value gains on deferred acquisition consideration where a liability value that was previously recognized was no longer required, and foreign exchange differences of A$32,284. The working capital cash provided was primarily the result of an increase in payables and provisions of A$1,395,046, and an increase in receivables and other assets of A$682,852).

The trend for MOKO to have a net use of cash as a result of its operating activities is expected to remain and may increase while the Company pursues the goals of its Customized Mobile Social Advertising business plan. In the short term, it is expected to be necessary to increase project expenditures on technical development resources and sales and marketing resources particularly, which will result in larger operating cash outflows. In addition, customer receipts may trail the expenditure outflows for the development and implementation of the mobile community project applications (which MOKO typically expects to provide for free to its community partners) by periods of between six to twelve months, and this may result in future operating cash flow usage being larger than historical results.

Furthermore, given the realization of customer receipts will reflect MOKO’s successes across multiple business risks in the new business stream of Customized Mobile Social Advertising, the historical results may not reflect future outcomes. Receipts from customers may differ adversely to the historical results and anticipated outcomes, which may further increase the size of operating cash flow usage.

Cash Flows from Investing Activities

Investing cash outflows increased by 42% to A$1,103,017 (2015: A$775,134) due to payments related to the acquisition of a 10% interest in BigTeams LLC (2016: A$1,042,142 vs 2015: A$256,813).

In the twelve months ended June 30, 2014, net cash used in investing activities was A$699,506 and consisted of payments for the deferred consideration for the acquisition of the OfferMobi business of A$406,997, payments for disposal of the AMH Group of A$339,996, payments for property, plant and equipment of A$62,006 and a partial offset from proceeds received via the sale of mBuzzy, of A$109,493.

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

Cash Flows from Financing Activities

In November 2015, we completed the placement of 500,000 ADSs and 1 million ordinary shares in the United States and Australia, resulting in gross proceeds of $2.25 million. In April 2016, MOKO received Applications for Entitlements and Shortfall Securities pursuant to a rights offering conducted in Australia totaling 412,825,840 ordinary shares, together with 206,412,920 attaching Class A Unlisted Options and 206,412,920 attaching Class B Unlisted Options, raising A$4,128,258 before costs. The shortfall securities of 405,060,839 ordinary shares, together with 202,530,420 attaching Class A Unlisted Options and 202,530,420 attaching Class B Unlisted Options, were fully placed pursuant to back-stop underwriting arrangements, resulting in final proceeds from the rights issue of A$8,178,867 before costs.

In April 2016, Moko also issued securities on the same terms as the rights offering in satisfaction of underwriting and sub-underwriting fees and broker commissions payable on completion of the offer and interest and fees payable on a short-term loan.

In fiscal 2016, the financing cash inflows decreased by 33.9% to A$10,722,121 (2015: A$16,219,370) as a result of net share issue proceeds of A$11,778,867 as compared to A$16,219,370 in 2015.

In fiscal 2015, the financing cash inflows increased by 7% to A$16,219,370 (2014: A$15,151,403) as a result of net share issue proceeds of A$16,219,370 (2014: A$16,269,600) and net debt repayment of nil (2014: A$1,118,197)

Contractual Obligations

As of June 30, 2016, our contractual obligations and other commitments were as follows:

	Payments due by period
								More
			Less than 1		1 – 3		3 – 5	Than
	Total		year		years		years	5 years
Premises leases	A$	273,153	A$	218,203	A$	54,950	—	—

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

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by MOKO for the annual reporting period ended 30 June 2016, unless noted in the notes to our consolidated financial statements beginning on page F-1. MOKO’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to MOKO, are set out below.

AASB 15: Revenue from Contracts with Customers

This standard is applicable to annual reporting periods beginning on or after January 1, 2018, as deferred by AASB 2015-8: Amendments to Australian Accounting Standards – Effective Date of AASB 15.

When effective, this Standard will replace the current accounting requirements applicable to revenue with a single, principles-based model. Except for a limited number of exceptions, including leases, the new revenue model in AASB 15 will apply to all contracts with customers as well as non-monetary exchanges between entities in the same line of business to facilitate sales to customers and potential customers.

The core principle of the Standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or services. To achieve this objective, AASB 15 provides the following five-step process:

-	identify the contract(s) with a customer;

-	identify the performance obligations in the contract(s);

-	determine the transaction price;

-	allocate the transaction price to the performance obligations in the contract(s); and

-	recognize revenue when (or as) the performance obligations are satisfied.

The transitional provisions of this Standard permit an entity to either: restate the contracts that existed in each prior period presented per AASB 108: Accounting Policies, Changes in Accounting Estimates and Errors (subject to certain practical expedients in AASB 15); or recognize the cumulative effect of retrospective application to incomplete contracts on the date of initial application. There are also enhanced disclosure requirements regarding revenue.

Although MOKO anticipates that the adoption of AASB 15 may have an impact on the Group’s financial statements, it is impracticable at this stage to provide a reasonable estimate of such impact.

AASB 16: Leases

This standard is applicable to annual reporting periods beginning on or after January 1, 2019.

When effective, this Standard will replace the current accounting requirements applicable to leases in AASB 117: Leases and related Interpretations. AASB 16 introduces a single lessee accounting model that eliminates the requirement for leases to be classified as operating or finance leases.

The main changes introduced by the new Standard include:

-	recognition of a right-to-use asset and liability for all leases (excluding short-term leases with less than 12 months of tenure and leases relating to low-value assets);

-	depreciation of right-to-use assets in line with AASB 116: Property, Plant and Equipment in profit or loss and unwinding of the liability in principal and interest components;

-	variable lease payments that depend on an index or a rate are included in the initial measurement of the lease liability using the index or rate at the commencement date;

-	by applying a practical expedient, a lessee is permitted to elect not to separate non-lease components and instead account for all components as a lease; and

-	additional disclosure requirements.

The transitional provisions of AASB 16 allow a lessee to either retrospectively apply the Standard to comparatives in line with AASB 108 or recognize the cumulative effect of retrospective application as an adjustment to opening equity on the date of initial application.

Although MOKO anticipates that the adoption of AASB 16 will impact the Group's financial statements, it is impracticable at this stage to provide a reasonable estimate of such impact.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following discussion sets forth information regarding our directors and executive officers as of October 15, 2016. Our board of directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders at which one third of the directors (or if their number is not divisible by three, then the number nearest to one third), other than the Managing Director, are required to submit for re-election in accordance with the terms of our Constitution and the applicable provisions of the Corporations Act, or until their earlier death, retirement, resignation or removal. Mr. Shah is currently our Managing Director. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years.

Name	Age	Position
Malcolm James	60	Non-Executive Chairman

Shripal Shah	39	Chief Executive Officer and Managing Director

Emma Waldon	40	Executive Director and Company Secretary

Edward Bralower	55	Non-Executive Director

James Ross	55	Non-Executive Director

Malcolm James has been our non-executive Chairman since 7th October 2016. Mr. James is a highly experienced public company Non-Executive Chairman and currently is Non-Executive Chairman of Algae.Tec Ltd and Anova Metals Ltd and a Non-Executive Director of Vimy Resources Ltd. Mr. James received his Bachelor of Business degree from RMIT University Melbourne. Mr. James is a Fellow of the Australian Institute of Company Directors and an Associate of the Australasian Institute of Mines and Metallurgy.

Shripal Shah has been the Chief Operating Officer of MOKO since March 2015 and CEO and Managing Director since May 2016. Mr. Shah has more than sixteen years’ experience in digital strategy, development and execution. He joins MOKO after seven years as Chief Strategy Officer with the Washington Redskins, one of the top NFL professional football teams and the third highest grossing team in the NFL behind the Dallas Cowboys and the New England Patriots. Mr. Shah reported to Mitch Gershman, Chief Marketing Officer of the Redskins where he was tasked with maximizing the team’s strategic and business prospects and overseeing the organization’s marketing strategy and digital and social media platforms. He played an instrumental role in bringing various digital and social media platforms to the Redskins, resulting in a significantly improved brand profile for the team. Prior to the Redskins, Mr. Shah was with Catalyst Public Relations, where he was the architect of multiple award-winning digital marketing programs. This included one for Dick’s Sporting Goods Foundation, which earned “Best Cause Related Marketing Campaign of the Year” honors at the 2012 SABRE Awards. He also developed digital marketing strategies for Kenneth Cole, Seagram’s, Bank of New York and Morgan Stanley, among others.

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

Edward Bralower has been a non-executive director since June 2016. Mr. Bralower spent nearly twenty-five years at Jefferies & Co. in New York City, where he held various senior level equity sales and trading roles. Additionally, Mr. Bralower was the co-head of Jefferies' Stamford, CT office, and sat on numerous committees. He was the Global Head of hedge fund relationship management. Following his career at Jefferies, Mr. Bralower spent two years at Pali Capital and was a founding partner of Riverbank Advisors, LLC. Most recently he was a managing director at Sword, Rowe & Company. Mr Bralower is currently associated with Wonderama Holdings, LLC., the producer of a family television show that encompasses all media distribution platforms to reach its target audience. He is presently a member of the advisory group at Formation Group, a leading Silicon Valley Venture Capital firm. Mr. Bralower earned his B.A. from Franklin and Marshall College.

James Ross has been a non-executive director since 7th October 2016. Mr. Ross has extensive experience in sports management at senior levels in the US with a strong focus on driving sales and revenue growth through innovative management across a range of marketing channels. Mr. Ross has held senior positions with teams in the NFL (National Football League) and the MLB (Major League Baseball) as well as leading roles at sports entertainment companies, and key experience across national and international events.

B. Compensation

Employment Agreements

The compensation we paid to all current and former directors and executive officers (including the Company Secretary) who served as such during the year ended June 30, 2016 was A$1,845,535 and on an individual basis in A$ is set forth in the tables below:

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
	Salary &				Super-	Retirement			Total
Fiscal 2016	Fees	Termination	Bonus	Other	annuation	benefits	Shares	Options	A$
(A$’s)
S Shah[1]	151,447	—	32,621	330	—	—	—	753	185,151
G McCann[2]	102,740	—	—	—	9,760	—	310,074	—	422,574
M Hauser[3]	75,665	—	—	—	—	—	—	72,857	148,522
J White[4]	12,177	—	—	—	1,157	—	—	—	13,334
L Hindery[5]	43,708	—	—	—	—	—	—	72,857	116,565
I Rodwell [6]	361,047	204,523	—	89,330	—	—	—	102,493	757,393
E Waldon	71,969	—	—	—	6,832	—	—	55,771	134,572
D Rhoten[7]	29,922	—	—	—		—		37,502	67,424
TOTAL	848,675	204,523	32,621	89,330	17,749	—	310,074	342,233	1,845,535

1.	S Shah’s remuneration is from his appointment as Interim Chief Executive Officer on February 18, 2016. STI bonus of US$25,000 was paid on the completion of a capital raise and options were issued in April 2016 per service agreement.
2.	G McCann’s remuneration was paid in his capacity as a Non-Executive Director and did not change during his temporary occupation as Executive Chairman in 2014 for the purposes and completion of the NASDAQ listing. Mr. McCann resigned on October 7, 2016.
3.	Mark Hauser was appointed as a Non-Executive Director on February 1, 2014 and prior to which, he provided consulting services to MOKO for two years until January 31, 2014. The consulting contract between MOKO and Mark Hauser was based on normal commercial terms and this remuneration is not included. Mr. Hauser resigned on May 24, 2016.
4.	Mr. White resigned on November 17, 2015.
5.	Mr. Hindery resigned on April 14, 2016.
6.	I Rodwell was CEO and Managing Director up until February 18, 2016. Other amounts include rental assistance and health related insurance. Termination amounts include salary payments during a 6 month notice period and accrued annual leave and long service leave entitlements.
7.	Ms. Rhoten resigned on April 14, 2016.

Summary of the Key Terms of the Service Agreement between MOKO and Mr. Shah

Compensation

•	Salary. MOKO shall pay Mr. Shah a salary at an initial rate equivalent to US$300,000 per annum;

•	Stock Options. Long term incentives in the form of options over ordinary shares or ADSs or Performance Shares may be provided subject to approval by shareholders in a general meeting; and

•	Compensation Review. Compensation terms (including salary, option grants and and/or other bonuses) will be reviewed annually.

Severance

If the Agreement is terminated by MOKO on or before July 31, 2016 for any reason other than Cause (as defined) MOKO shall continue to pay Mr. Shah’s Salary for a period of four (4) months from the date of termination.

If the Agreement is terminated by MOKO on or after August 1, 2016 for any reason other than Cause, MOKO shall continue to pay Mr. Shah’s Salary for a period of six (6) months from the date of termination.

If Mr. Shah has been employed for more than two (2) years, MOKO shall continue to pay Mr. Shah’s salary for one month for each full year in which Mr. Shah has been employed, but in no event for more than twelve (12) months. In any event, the maximum amount payable is the Mr. Shah’s average Salary over the year up until termination.

Share Based Compensation

We use two practices for granting share based compensation to executive directors, senior executives and employees. Share options (listed and unlisted) to purchase our ordinary shares are issued periodically at the board’s discretion and Performance Shares may also be issued under a Performance Share Plan. No Performance Shares were granted to directors and other key management personnel as part of compensation during the year ended June 30, 2016.

Option Compensation

The terms and conditions of each grant of options during this financial year affecting remuneration of directors and any other key management personnel in this financial year or future reporting years are as follows:

Ordinary Share Options

Option series	Numbers of options issued	Grant date	Vesting date and exercisable date	Expiry date	Exercise Price	Fair value per option at grant date
Director	2,000,000	1-Oct-15	27-Nov-15	27-Nov-18	$0.15	$0.11
Interim CEO	1,000,000	28-Apr-16	28-Apr-16	28-Apr-18	$0.02	$0.01
Interim CEO	1,000,000	28-Apr-16	Vesting condition (1)	28-Apr-18	$0.03	$0.01
Total	4,000,000

(1) The options shall vest upon the earlier of the nine (9) month anniversary of the Interim CEO Commencement Date or a change of control and shall expire on the twenty-four (24) month anniversary of the Interim CEO Commencement Date.

Options granted carry no dividend or voting rights.

American Depositary Share Options

Option series	Numbers of options issued	Numbers of ADS option issued	Grant date	Vesting date and exercisable date	Expiry date	Exercise Price per ADS		Fair value per option at grant date
Director	6,000,000	150,000	1-Sep-15	27-Nov-16 (2)	27-Nov-19	US$	5.35	US$	3.41
Director	6,000,000	150,000	1-Sep-15	27-Nov-17 (2)	27-Nov-20	US$	5.35	US$	3.41
Director	6,000,000	150,000	1-Sep-15	27-Nov-15	27-Nov-18	US$	3.55	US$	3.41
Director	2,000,000	50,000	1-Oct-15	27-Nov-15	27-Nov-18	US$	3.55	US$	3.10
Total	20,000,000	500,000

(2) Vesting share price hurdle of ADS price performance hurdle: options will only vest if the volume weight average price (VWAP) of the Company’s ADSs over a 30 Trading Day period exceeds US$8.00.

Options granted carry no dividend or voting rights.

C. Board Practices

Board Committees and Practices

Our Board has an audit committee and compensation committee, a copy of the relevant charters of which are available on MOKO’s website.

Audit Committee

The audit committee oversees and monitors the company’s accounting and financial reporting processes and the audit and integrity of the Company’s financial statements.

The audit committee has had the following three members: Ms. Waldon who is the chairman and a non-independent Executive Director, Mr. Shah (non-independent Executive Director) and Mr. James (independent Non-Executive Director). The audit committee is responsible for, among other things:

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

The compensation committee has had the following three members: chairman Mr. James (independent Non-Executive Director), Mr. Shah (non-independent Executive Director) and Ms. Waldon (non-independent Executive Director). Our compensation committee assists our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers.

The compensation committee is responsible for, among other things:

•	Reviewing and determining the compensation package for our senior executives;

•	Reviewing and making recommendations to our board with respect to the compensation of our directors;

•	Reviewing and approving officer and director indemnification and insurance matters;

•	Reviewing and approving any employee loan in an amount equal to or greater than A$20,000;

•	Reviewing periodically and approving any long term incentive compensation or equity plans, and

•	Programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time up to the aggregate limit that is approved by shareholders from time to time. That limit currently is A$650,000, but excludes any remuneration payable to a director who is employed by the Company in an executive role, such as Mr. Shah. In addition, each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

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

We pay our directors annual fees fixed at no more than A$650,000 per annum. We may also from time to time issue options to purchase ordinary shares (or ADSs as applicable), in amounts and on terms to be determined by our board of directors or a committee thereof.

Other than non-employee directors, we do not compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

The following table sets forth the cash compensation for future services expected to be paid to our non-employee directors.

Compensation
Annual Stipend
Director – (U.S. residents)	$50,000 per annum
Director – (non U.S. residents)	A$25,000 per annum
Chairman	A$48,000 per annum

D. Employees

As of June 30, 2016, we had 33 full time equivalent employees, including independent contractors. Our employees are all contracted to us through individual employment agreements. Management considers labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

At June 30,
2016
Function:
Technical and product development	14
Sales, Marketing and operations	11
Corporate, Finance and administration	8
Total:	33
Geography:
Australia	16
United States of America	17
Total:	33

E. Share Ownership

See Item 6.A and 6.B above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of the Ordinary Shares as of September 30, 2016 by each person who beneficially owns more than 5% of Ordinary Shares and each officer, each director and all officers and directors as a group.

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

	Beneficial	Percentage of
	Ownership	Class
Name of Beneficial Owner	of our Ordinary Shares (1)	(1)
Malcolm James	—	—

Shripal Shah(2)	6,893,040	0.27%

Edward Bralower	200,000	0.01%

James Ross	0	0

Emma Waldon(3)	4,300,000	0.17%

All directors and executive officers as a group (5 persons)

Trevor Douglas Nairn(4)	144,915,905	5.60%

Peter Yates(4)	50,163,402	1.94%

*	less than 1%
(1)	On September 30, 2016, MOKO’s ordinary shares on issue total 1,659,796,126 and ordinary shares issuable upon the exercise of outstanding options are 906,959,510 and upon exercise of outstanding performance shares are 20,000,000.
(2)	Includes 6,700,000 ordinary shares issuable upon the exercise of outstanding options.
(3)	Includes 2,000,000 ordinary shares issuable upon the exercise of outstanding options.
(4)	Share ownership as reported to MOKO in a notice of substantial shareholding under ASX rules. The shareholders have not filed substantial shareholding notices on the ASX since the completion of MOKO’s pro-rata non-renounceable rights offering pursuant to a Prospectus filed on March 1, 2016.

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

Greg McCann, former non-executive Chairman, is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio was based on normal commercial terms and terminated on August 1, 2015. A total of A$1,664, A$20,047 and A$13,368 was received by Consortio in fiscal 2016, 2015 and 2014 in relation to this agreement.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Australian dollars and are prepared in accordance with IFRS.

Audited Financial Statements

Our consolidated financial statements for the 2016, 2015 and 2014 fiscal years ended June 30th as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not Applicable.

B. Plan of Distribution

Not Applicable.

C. Markets

Our American Depositary Shares are traded in the OTC Pink market under the symbol MOKOY. The closing price for the ADSs on September 30, 2016 on OTC Pink was $0.13 per ADS.

The principal trading market for our ordinary shares is the ASX in Australia, where the ordinary shares have been listed since June 2007. The following table sets forth, for the periods indicated, the reported high and low closing prices on the ASX for our ordinary shares in Australian dollars. See “Exchange Rate Information” for the exchange rates applicable to the periods set forth below.

	High	Low	High	Low
Year Ended	(A$ per share)		(US$ per ADS)
June 30, 2012	0.05	0.02
June 30, 2013	0.05	0.02
June 30, 2014	0.33	0.04
June 30, 2015	0.20	0.11	7.79	3.50
June 30, 2016	0.14	0.01	3.85	0.13
Quarter Ended
September 30, 2014	0.20	0.15	7.79	5.42
December 31, 2014	0.17	0.13	6.05	4.72
March 31, 2015	0.17	0.14	5.80	4.00
June 30, 2015	0.18	0.11	5.94	3.50
September 30, 2015	0.14	0.10	3.85	2.90
December 31, 2015	0.11	0.03	3.01	0.56
March 31, 2016	0.03	0.01	0.91	0.25
June 30, 2016	0.02	0.01	0.50	0.13
Month Ended
January 2016	0.03	0.01	0.91	0.44
February 2016	0.01	0.01	0.34	0.29
March 2016	0.01	0.01	0.38	0.25
April 2016	0.02	0.01	0.50	0.33
May 2016	0.01	0.01	0.41	0.28
June 2016	0.01	0.01	0.25	0.13
July 2016	0.01	0.01	0.19	0.13
August 2016	0.01	0.01	0.15	0.06
September 2016	0.01	0.01	0.29	0.05

Status of Outstanding Ordinary Shares. As of September 30, 2016, we had a total of 1,659,796,126 ordinary shares issued and outstanding.

Options and Warrants. See Item 6.B above.

Holders. Based upon information available from the ASX, as of September 30, 2016, we had 3,789 holders of record of the ordinary shares, of which 8 had registered addresses in the U.S. and held a total of 8,668,880 ordinary shares. The principal Melbourne office of National Australia Bank, as custodian, is the registered holder for the holders of ADSs representing ordinary shares. According to the principal Melbourne office of National Australia Bank’s registry, there was one registered holder of ADSs representing 75,260,320 ordinary shares as of September 30, 2016. Holders of record of having registered addresses in the U.S., together with the registered holders of ADSs representing ordinary shares in the principal Melbourne office of National Australia Bank’s registry, held an aggregate of approximately 5% of the total number of ordinary shares outstanding on such date. The above numbers may not be representative of the actual number of U.S. beneficial holders or the number of ordinary shares beneficially held by U.S. persons.

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

C. Material Contracts

During the fiscal years ended June 30, 2016, 2015 and 2014, the Company entered into the material contracts listed below, the material provisions of which are described under Item 4.B. above:

Letter of Agreement between American Intramural Sports Group LLC and the Registrant dated March 4, 2013

Amended and Restated License and Services Agreement between IMLeagues LLC and the Registrant dated January 26, 2015

First Amendment to Amended and Restated License and Services Agreement between IMLeagues LLC and the Registrant dated August 26, 2016

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

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “— Taxation on the Disposition of ADSs or Ordinary Shares” below) provided that (a) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Double Taxation Convention between Australia and the United States (the “U.S.-Australia Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if our ADSs and ordinary shares are not readily tradable on an established securities market in the United States, and we are not eligible for the benefits of the U.S.-Australia Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares (including ADSs) are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently does not include the OTC Pink market. Because our ADSs are currently traded only on the OTC Pink market, any dividends paid on our ADSs are not expected to qualify for the lower rate unless we are eligible for the benefits of the U.S.-Australia Tax Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ADSs or ordinary shares.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our taxable year ended June 30, 2016, we do not expect to be treated as a PFIC for such taxable year. However, because we have not performed a definitive analysis as to our PFIC status for our 2016 fiscal year, there can be no assurance with respect to our status as a PFIC for such taxable year.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, which does not include the OTC Pink market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Because our ADSs are currently traded only on the OTC Pink market, our ADSs are not expected to be treated as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our ADSs or ordinary shares under their particular circumstances.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

Documents concerning us that are referred to in this document may be inspected at our registered office at Suite 5, 442-446 Beaufort Street, Highgate, Western Australia 6003, Australia.

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

Any final and conclusive monetary judgment obtained against us in United States courts, for a definite sum, may be treated by the courts of Australia as a cause of action in itself so that no retrial of the issues would be necessary prior to the enforcement of that judgment in Australia, provided that an Australian court was satisfied that:

•	the United States court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•	the judgment given by the United States court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of us;

•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in Australia would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

I. Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

MOKO’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimize the potential adverse effects on the financial performance. MOKO uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board. Please see note 2 to our audited consolidated financial statements for further information with respect to certain of these risks.

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

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial and Accounting Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year ended June 30, 2016. Based on that evaluation, our management, including our Chief Executive Officer and Principal Financial and Accounting Officer, have concluded that our disclosure controls and procedures as of June 30, 2016 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of the our internal control over the financial reporting as of June 30, 2016, using criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of June 30, 2016.

(c) Attestation report of the registered public accounting firm

Not applicable.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.    [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Ms. Emma Waldon, is an independent financial expert serving on our audit committee.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2016 and 2015 by BDO East Coast Partnership and other BDO international offices, the Company’s principal accounting firm.

Accountant Fees and Services	2016		2015
Audit Fees	A$	175,680	A$	335,715
Audit Related Fees (F1 review)	A$	30,434	A$	23,614
Tax Fees		-		-
All Other Fees		-		-
	A$	206,114	A$	359,329

Audit Fees

The audit fees for the years ended June 30, 2016 and 2015, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC.

Tax Fees

Not applicable.

Other Fees

Not applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE.

Not Applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1*	Constitution of the Registrant, as currently in effect
1.2*	Certificate of Registration on Change of Name dated February 28, 2007
1.3*	Certificate of Registration on Change of Name dated December 18, 2008
2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.2)
2.2*	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts
2.3*	Form of Warrant issued to Northland Capital Markets
4.1*	2014 U.S. Omnibus Securities and Incentive Plan
4.2†*	Letter of Agreement between American Intramural Sports Group LLC and the Registrant dated March 4, 2013
4.3†**	Amended and Restated License and Services Agreement between IMLeagues LLC and the Registrant dated January 26, 2015
4.4*	Asset Purchase Agreement dated August 10, 2012 between Howmark Mobile LLC and the Registrant
4.5*	Memorandum dated April 9, 2013, as revised on April 15, 2013
4.6*	Memorandum of Confirmation dated October 2013
4.7*	Second Memorandum of Confirmation dated November 2013
4.8*	Clarification Agreement dated as of April 30, 2014
4.9**	Share Purchase Agreement (Series B-2) dated April 24, 2015 between Big Teams LLC and the Registrant
4.10**	Amendment to Share Purchase Agreement (Series B-2) dated August 19, 2015 between Big Teams LLC and the Registrant
4.11†**	License and Services Agreement dated April 24, 2015 between Big Teams LLC and the Registrant
4.12†	First Amendment to Amended and Restated License and Services Agreement between IMLeagues LLC and the Registrant dated August 26, 2016
8.1	List of Subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO East Coast Partnership to incorporation by reference in the registration statement on Form F-3 of the Registrant (File No. 333-205656).

*	Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-161602).

**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended June 30, 2015.

†	Confidential treatment has been requested with respect to portions of this exhibit.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOKO SOCIAL MEDIA LIMITED

By:	/s/ Shripal Shah	By:	/s/ Emma Waldon
Name: Shripal Shah		Name: Emma Waldon
Title: Chief Executive Officer (Principal Executive Officer)		Title: Director and Company Secretary (Principal Financial and Accounting Officer)
Date: October 31, 2016		Date: October 31, 2016

Independent Auditor’s Report

To the Board of Directors and stockholders of Moko Social Media Limited

We have audited the accompanying consolidated financial statements of Moko Social Media Limited and its subsidiaries, which comprise the consolidated statements of financial position as of June 30, 2015 and 2016, and the related consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for the three years ended June 30, 2016, and the related notes to the consolidated financial statements.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moko Social Media Limited and its subsidiaries as of June 30, 2015 and 2016, and the results of their operations and their cash flows for three years ended June 30, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the financial report, which indicates that the ability of the consolidated entity to continue as a going concern is dependent upon the future successful raising of necessary funding through equity. These conditions, along with other matters as set out in Note 1, raises substantial doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

/s/ BDO

BDO EAST COAST PARTNERSHIP

Sydney, Australia

31 October 2016

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2016

		Consolidated
	Note	2016	2015 (restated)*	2014 (restated)
		$	$	$
Revenue and other income
Revenue	5	84,830	1,592,934	882,393
Interest income	5	17,830	187,085	102,280
Other income	5	1,049,481	947,845	1,365,101
Fair value gain on deferred consideration	5			383,933
Expenses
Cost of providing goods and services		(87,102)	(1,309,753)	(720,003)
License fee		(2,320,960)	(1,539,910)	(489,188)
Computer expenses		(446,614)	(336,994)	(533,765)
Marketing expenses		(1,540,871)	(3,293,889)	(600,549)
Travel and entertainment expenses		(472,066)	(806,946)	(512,122)
Occupancy expenses		(496,146)	(422,726)	(182,452)
Administration expenses		(1,105,658)	(903,100)	(681,774)
Exchange loss		(79,725)	55,582	(174,531)
Finance costs		(65,201)	(6,635)	-
Legal and professional fees		(2,239,824)	(2,125,799)	(3,073,395)
Employee benefits expenses	6	(6,199,744)	(7,333,024)	(2,920,985)
Share based payments	6	(1,263,528)	(1,875,674)	(5,007,089)
Depreciation and amortisation	6	(443,876)	(1,014,523)	(854,854)
Other expenses	6	(11,015)	-	91,527
Product cost		(936,202)	(977,131)	-
Impairment expenses	6	(4,253,634)	-	-

Loss before income tax		(20,810,025)	(19,162,658)	(12,925,473)
Income tax benefit / (expense)	7	6,889	166,723	(29,048)

Loss after income tax expense from continuing operations		(20,803,136)	(18,995,935)	(12,954,521)
Loss after income tax expense from discontinued operations		(738,675)	(1,298,072)	(641,938)

Loss after income tax		(21,541,811)	(20,294,007)	(13,596,459)

Other comprehensive income for the year, net of tax
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		590,423	1,397,333	(244,676)
Total comprehensive income for the year, net of tax		(20,951,388)	(18,896,674)	(13,841,135)

Total comprehensive income for the year is attributable to:
Continuing operations		(20,212,713)	(17,598,602)	(13,199,197)
Discontinued operations		(738,675)	(1,298,072)	(641,938)
Total comprehensive income for the year		(20,951,388)	(18,896,674)	(13,841,135)

Loss attributable to:
Owners of the Company		(21,457,299)	(20,013,288)	(13,472,361)
Non-controlling interest		(84,512)	(280,719)	(124,098)
		(21,541,811)	(20,294,007)	(13,596,459)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2016

		Consolidated
	Note	2016	2015 (restated)*	2014 (restated)*
		$	$	$
Total comprehensive income for the year attributable to owners of the company:
Continuing operations		(20,212,713)	(17,598,602)	(13,199,197)
Discontinued operations		(654,163)	(1,017,353)	(517,840)
Owners of the Company		(20,866,876)	(18,615,955)	(13,717,037)

Total comprehensive income for the year attributable to non-controlling interests:
Continuing operations		-	-	-
Discontinued operations		(84,512)	(280,719)	(124,098)
Non-controlling interests		(84,512)	(280,719)	(124,098)

*The restatement of comparatives is related to discontinued operations. Please refer to Note 8 Discontinued operations for further details

		Consolidated
		2016	2015	2014
		Cents	Cents	Cents

Earnings per share attributable to the owners of MOKO Social Media Limited
Basic / Diluted EPS	26	(2.13)	(3.11)	(2.74)

Earnings per share from discontinued operations
Basic / Diluted EPS	26	(0.07)	(0.17)	(0.11)

Total Earnings per share from loss
Basic / Diluted EPS	26	(2.20)	(3.28)	(2.85)

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2016

		Consolidated
	Note	2016	2015
		$	$
Current assets
Cash and cash equivalents	9	2,546,772	7,219,908
Trade and other receivables	10	38,660	501,472
Other current assets	11	326,643	1,017,204
Total current assets		2,912,075	8,738,584

Non-current assets
Property, plant and equipment	12	136,731	255,961
Intangibles	13	100,835	3,814,088
Available-for-sale financial assets	14	560,000	1,297,811
Total non-current assets		797,566	5,367,860
Total assets		3,709,641	14,106,444

Current liabilities
Trade and other payables	15	1,047,672	2,569,262
Employee benefits	16	168,210	411,076
Total current liabilities		1,215,882	2,980,338

Non-current liabilities
Employee benefits	16	11,818	45,530
Total non-current liabilities		11,818	45,530
Total liabilities		1,227,700	3,025,868

Net assets		2,481,941	11,080,576

Equity
Issued capital	17	69,142,733	58,214,371
Reserves	18	14,053,478	12,213,980
Accumulated losses	19	(80,669,505)	(58,942,958)
Non-controlling interest		(44,765)	(404,817)
Total equity		2,481,941	11,080,576

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2016

Consolidated (2015)	Issued Capital	Foreign currency Translation Reserve	Option Reserves	Accumulated Losses	Non- controlling interest	Total
	$	$	$	$	$	$
Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	-	2,873,372

Loss after income tax expense for the period	-	-	-	(13,472,361)	(124,098)	(13,596,459)
Other comprehensive income	-	(244,676)	-	-	-	(244,676)
Total comprehensive income for the year		(244,676)		(13,472,361)	(124,098)	(13,841,135)

Transactions with owners in their capacity as owners
Issue of ordinary shares on exercise of options	3,582,461	-	-	-	-	3,582,461
Issue of ordinary shares on capital raising	14,161,910	-	-	-	-	14,161,910
Issue of ordinary shares to consultants	160,000	-	-	-	-	160,000
Issue of performance shares to employees	200	-	-	-	-	200
Issue of ordinary shares as consideration for business combination	602,365	-	-	-	-	602,365
Issue of ordinary shares in settlement of loans from directors	200,000	-	-	-	-	200,000
Capital raising costs	(1,683,747)	-	-	-	-	(1,683,747)
Share based payments - Options	-	-	5,561,272	-	-	5,561,272
Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

Loss after income tax expense for the period	-	-	-	(20,013,288)	(280,719)	(20,294,007)
Other comprehensive income	-	1,397,333	-	-	-	1,397,333
Total comprehensive income for the year	-	1,397,333	-	(20,013,288)	(280,719)	(18,896,674)

Transactions with owners in their capacity as owners
Issue of ordinary shares on exercise of options	7,800,973	-	-	-	-	7,800,973
Issue of ordinary shares on capital raising	8,762,325	-	-	-	-	8,762,325
Issue of ordinary shares to consultants	300,000	-	-	-	-	300,000
Issue of ordinary shares to employees	115,324	-	-	-	-	115,324
Issue of ordinary shares as consideration for business combination	200,000	-	-	-	-	200,000
Capital raising costs	(643,913)	-	-	-	-	(643,913)
Share based payments - Options	-	-	1,825,843	-	-	1,825,843

Balance at 30 June 2015	58,214,371	1,967,505	10,246,475	(58,942,958)	(404,817)	11,080,576

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2016

Consolidated (2016)	Issued capital	Foreign currency translation reserve	Share based payments reserve	Accumulated losses	Non- controlling interest	Total
	$	$	$	$	$	$

Balance at 30 June 2015	58,214,371	1,967,505	10,246,475	(58,942,958)	(404,817)	11,080,576

Loss after income tax expense for the year	-	-	-	(21,457,299)	(84,512)	(21,541,811)
Non-controlling interest changes	-	-	-	(269,248)	444,564	175,316
Other comprehensive income	-	590,423	-	-	-	590,423
Total comprehensive income for the year	-	590,423	-	(21,726,547)	360,052	(20,776,072)

Transactions with owners in their capacity as owners
Issue of ordinary shares on capital raising	11,778,867	-	-	-	-	11,778,867
Issue of ordinary shares to consultants	360,128	-	-	-	-	360,128
Issue of ordinary shares to employees	15,097	-	-	-	-	15,097
Capital raising costs	(1,225,730)	-	-	-	-	(1,225,730)
Share based payments - Options	-	-	1,249,075	-	-	1,249,075

Balance at 30 June 2016	69,142,733	2,557,928	11,495,550	(80,669,505)	(44,765)	2,481,941

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2016

		Consolidated
	Note	2016	2015	2014
		$	$	$

Cash flows from operating activities

Net receipts from customers		1,588,278	6,930,339	9,190,127
Research & Development tax refund		905,747	947,845	1,082,953
Export market development grant received		-	-	172,655
Payments to suppliers and employees		(16,756,352)	(26,241,545)	(17,502,785)
Interest received		20,655	232,058	24,485
Interest and other finance costs paid		(74,341)	(26,119)	(35,162)
Income taxes refund / (paid)		6,889	(74,022)	-
Net cash used in operating activities	21	(14,309,124)	(18,231,444)	(7,067,727)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment		15,910	-	109,493
Payment for acquisition of business, net of cash acquired		-	(175,115)	(406,997)
Payment for sale of business		(69,224)	-	(6,348)
Payment for investments	14	(1,042,142)	(256,813)	-
Payment for property, plant and equipment		(7,561)	(210,811)	(55,658)
Payments for disposal of subsidiary		-	(132,395)	(339,996)
Net cash used in investing activities		(1,103,017)	(775,134)	(699,506)

Cash flows from financing activities

Proceeds from issues of shares		11,778,867	16,860,777	17,427,067
Share issue transaction cost		(1,056,746)	(641,407)	(1,157,467)
Proceeds from borrowings		1,500,000	-	-
Repayment of borrowings		(1,500,000)	-	(1,118,197)
Net cash provided by financing activities		10,722,121	16,219,370	15,151,403

Net decrease in cash held		(4,690,020)	(2,787,208)	7,384,170

Cash and cash equivalents at beginning of the year		7,219,908	9,878,011	2,519,186

Effects of exchange rate changes on cash		16,884	129,105	(25,345)
Cash and cash equivalents at end of the year	9	2,546,772	7,219,908	9,878,011

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Reporting entity

MOKO Social Media Limited (the Company) is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2016 comprises the Company and its subsidiaries (together referred to as the Consolidated Entity). The Consolidated Entity is involved in tailored digital publishing of mobile applications for common interest groups, within the youth and young adult demographic, in the United States of America.

The consolidated financial statements were authorised for issue by the Board of Directors on 31 October 2016.

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

Going concern

The 30 June 2016 financial report has been prepared on a going concern basis which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.  This is not withstanding that the Consolidated Entity generated a loss from continuing activities of $20,803,136 (2015: loss of $18,995,935) and continues to experience constraints around cash flow, with a net cash outflow from operations for the full year of $14,309,124 (2015: $18,231,444).

In order to continue as a going concern, the Consolidated Entity needs to raise additional funds. The directors acknowledge that the requirement to raise additional funding represents a material uncertainty which may cast significant doubt over the ability of the Consolidated Entity to continue as a going concern.

On 26 August 2016, the Consolidated Entity announced it is undertaking a review of strategic options for the future of the Consolidated Entity and has appointed District Capital Partners (DCP) to advise on alternatives and assist with the process. DCP is a financial advisory firm that specialises in M&A transaction execution and corporate finance services. DCP are reviewing all possibilities including straight equity investments and the potential sale of the Consolidated Entity and are currently seeking proposals from a number of interested parties.

The Consolidated Entity has received written confirmation from a substantial shareholder of their current intention to provide additional working capital to the Consolidated Entity to enable a potential transaction from the DCP process to be completed.

The Consolidated Entity also expects to receive a Research & Development tax refund from the Australian Taxation Office. The Consolidated Entity has submitted a Research & Development Tax Incentive Application for the financial year ended 30 June 2016 which results in a refund of $829,674. This is subject to review by the Australian Tax Office and AusIndustry.

The Directors are confident that additional funds can be raised and the Consolidated Entity can continue to meet its debts as and when they become due and payable. The financial report has therefore been prepared on a going concern basis.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

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

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of MOKO Social Media Limited as at 30 June 2016 and the results of all subsidiaries for the year then ended. MOKO Social Media Limited and its subsidiaries together are referred to in these financial statements as the 'Consolidated Entity' or ‘MOKO’.

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

For the year ended 30 June 2016

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

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

Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Consolidated Entity will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the statement of profit or loss and other comprehensive.

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

Discontinued operations

A discontinued operation is a component of an entity, being a cash-generating unit (or a group of cash generating units), that either has been disposed of, or is classified as held for sale, and: represents a separate major line of business or geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with the view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.

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

Property, plant and equipment

Each class of property, plant and equipment is carried at cost value less, where applicable, any accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the Directors to ensure it is not in excess of the recoverable amount of the assets.

Depreciation

The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Computer equipment	37½% - 60% per annum
Furniture and fittings	11½% - 30% per annum
Leasehold improvements	Shorter of lease term or 20% per annum

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains or losses are included in the statement of profit or loss and other comprehensive income.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

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

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of acquisition. Intangible assets acquired separately are initially recognised at cost. Intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from de-recognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The useful lives of finite life intangibles are reviewed annually by the Directors. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

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

The amount of the impairment allowance for financial assets carried at cost is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for similar financial assets.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

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

Comparative Figures

Certain comparative figures have been adjusted to conform to changes in presentation for the current financial year.

New accounting standards and interpretations that are not yet mandatory

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Consolidated Entity for the annual reporting period ended 30 June 2016, unless noted below. The Consolidated Entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the Consolidated Entity, are set out below.

AASB 15: Revenue from Contracts with Customers

This standard is applicable to annual reporting periods beginning on or after 1 January 2018, as deferred by AASB 2015-8: Amendments to Australian Accounting Standards – Effective Date of AASB 15.

When effective, this Standard will replace the current accounting requirements applicable to revenue with a single, principles-based model. Except for a limited number of exceptions, including leases, the new revenue model in AASB 15 will apply to all contracts with customers as well as non-monetary exchanges between entities in the same line of business to facilitate sales to customers and potential customers.

The core principle of the Standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or services. To achieve this objective, AASB 15 provides the following five-step process:

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

-	identify the contract(s) with a customer;

-	identify the performance obligations in the contract(s);

-	determine the transaction price;

-	allocate the transaction price to the performance obligations in the contract(s); and

-	recognise revenue when (or as) the performance obligations are satisfied.

The transitional provisions of this Standard permit an entity to either: restate the contracts that existed in each prior period presented per AASB 108: Accounting Policies, Changes in Accounting Estimates and Errors (subject to certain practical expedients in AASB 15); or recognise the cumulative effect of retrospective application to incomplete contracts on the date of initial application. There are also enhanced disclosure requirements regarding revenue.

Although the Directors anticipate that the adoption of AASB 15 may have an impact on the Group’s financial statements, it is impracticable at this stage to provide a reasonable estimate of such impact.

AASB 16: Leases

This standard is applicable to annual reporting periods beginning on or after 1 January 2019.

When effective, this Standard will replace the current accounting requirements applicable to leases in AASB 117: Leases and related Interpretations. AASB 16 introduces a single lessee accounting model that eliminates the requirement for leases to be classified as operating or finance leases.

The main changes introduced by the new Standard include:

-	recognition of a right-to-use asset and liability for all leases (excluding short-term leases with less than 12 months of tenure and leases relating to low-value assets);

-	depreciation of right-to-use assets in line with AASB 116: Property, Plant and Equipment in profit or loss and unwinding of the liability in principal and interest components;

-	variable lease payments that depend on an index or a rate are included in the initial measurement of the lease liability using the index or rate at the commencement date;

-	by applying a practical expedient, a lessee is permitted to elect not to separate non-lease components and instead account for all components as a lease; and

-	additional disclosure requirements.

The transitional provisions of AASB 16 allow a lessee to either retrospectively apply the Standard to comparatives in line with AASB 108 or recognise the cumulative effect of retrospective application as an adjustment to opening equity on the date of initial application.

Although the Directors anticipate that the adoption of AASB 16 will impact the Group's financial statements, it is impracticable at this stage to provide a reasonable estimate of such impact.

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

Market risk

Foreign currency risk

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 2: Financial risk management (continued)

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

The carrying amounts of the Consolidated Entity's foreign currency denominated financial assets and financial liabilities at the reporting date, expressed in Australian dollars, were as follows:

	Assets		Liabilities
	2016	2015	2016	2015
Consolidated	$	$	$	$
United States dollars	1,903,805	6,574,718	752,221	2,225,899
Great British pounds	47	6,693	-	3,487
	1,903,852	6,581,411	752,221	2,229,386

Sensitivity analysis

The Consolidated Entity had net assets denominated in foreign currencies of $1,151,631 as at 30 June 2016 (2015 net assets: of $4,325,025). Based on this exposure, had the Australian dollar weakened by 10%/strengthened by 5% against these foreign currencies with all other variables held constant, the Consolidated Entity's loss before tax for the year would have been $115,163 higher/$57,582 lower (2015: $435,203 higher/$217,601 lower). The percentage change is the expected overall volatility of the significant currencies, which is based on management's assessment of reasonable possible fluctuations taking into consideration movements over the last 6 months each year and the spot rate at each reporting date. The actual foreign exchange loss of continuing operations for the year ended 30 June 2016 was $79,724 (2015 foreign exchange gain: $55,583).

Price risk

The Consolidated Entity is not exposed to any significant price risk.

Interest rate risk

The Consolidated Entity’s income and operating cash flows are not materially exposed to changes in market interest rates.

At the reporting date the interest rate profile of the Consolidated Entity’s interest bearing financial instruments was:

	30-Jun-16		30-Jun-15
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Variable rate instruments
Cash at bank	1.50%	1,031,626	1.50%	6,426,713

Fixed rate instruments
Term deposits	1.93%	15,000	2.30%	30,415
		1,046,626		6,457,128

Cash flow sensitivity analysis for variable rate instruments

A change of 75 basis points in interest rates would increase or decrease the Consolidated Entity’s loss by $7,850 (2015: $48,428), based on the cash at bank at reporting date and calculated on an annual basis. The Board assessed a 75 basis point movement as being reasonably possible based on short term historical movements. This analysis assumes that all other variables remain constant.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 2: Financial risk management (continued)

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

Consolidated - 2016	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Non-derivatives
Non-interest bearing
Trade payables	-	638,393	-	-	-	638,393
Other payables	-	409,279	-	-	-	409,279
Total non-derivatives		1,047,672	-	-	-	1,047,672

Consolidated - 2015	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Non-derivatives
Non-interest bearing
Trade payables	-	1,835,324	-	-	-	1,835,324
Other payables	-	733,938	-	-	-	733,938
Total non-derivatives		2,569,262	-	-	-	2,569,262

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

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

Long term employee benefits

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 4: Segment information

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Commerce. Mobile Commerce was sold in March 2016. (2015: three operating segments including Mobile Social, Mobile Advertising and Mobile Commerce). These operating segments are based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. Segment Mobile Commerce was discontinued after MOKO sold Deals I Love (Australia) on 30 March 16.

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

Operating segment information

Continuing operations
Consolidated - 30 June 2016	Mobile Advertising	Mobile Social	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$
Total segment revenue	57,024	27,806	-	-	84,830

EBITDA	(16,086,626)	21,482	-	-	(16,065,144)

Depreciation and amortisation	(443,876)	-	-	-	(443,876)
Impairment expenses	(4,253,634)	-	-	-	(4,253,634)
Other income	17,830	-	-	-	17,830
Finance costs	(65,201)	-	-	-	(65,201)
Loss before income tax					(20,810,025)
Income tax benefit					6,889
Loss after income tax					(20,803,136)

Assets	3,709,641	-	-	-	3,709,641
Liabilities	1,227,700	-	-	-	1,227,700

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 4: Segment information (continued)

Continuing operations
Consolidated – 30 June 2015 (restated)	Mobile Advertising	Mobile Social	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$
Total Segment Revenue	869,244	723,690	-	-	1,592,934

EBITDA	(18,687,667)	359,082	-	-	(18,328,585)

Depreciation and amortisation	(1,014,523)	-	-	-	(1,014,523)
Interest income	1,346	185,739	-	-	187,085
Finance costs	(6,635)	-	-	-	(6,635)
Loss before income tax					(19,162,658)
Income tax benefit					166,723
Loss after income tax					(18,995,935)

Assets (continuing operations)	14,274,887	93,285	-	(994,584)	13,373,588
Assets (discontinued operations)	410,093	-	322,763	-	732,856
Assets	14,684,980	93,285	322,763	(994,584)	14,106,444

Liabilities (continuing operations)	2,471,072	5,136	-	-	2,476,208
Liabilities (discontinued operations)	293,908	-	1,250,336	(994,584)	549,660
Liabilities	2,764,980	5,136	1,250,336	(994,584)	3,025,868

Continuing operations
30 June 2014 (restated) *	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$
Total segment revenue	79,580	802,812	-	-	-	882,393

EBITDA	(12,747,952)	575,052	-	-	-	(12,172,900)

Depreciation and amortisation	(854,854)	-	-	-	-	(854,854)
Interest received	209	102,072	-	-	-	102,280
Finance costs	-	-	-	-	-	-
Loss before income tax	-	-	-	-	-	(12,925,474)
Income tax (expense)	-	-	-	-	-	(29,048)
Loss after income tax						(12,954,522)

Assets (continuing operations)	10,015,941	425,835	-	-	-	10,441,776
Assets (discontinued operations)	5,001,127	-	122,804	363,043	(695,294)	4,791,680
Assets	15,017,068	425,836	122,804	363,043	(695,294)	15,233,457

Liabilities (continuing operations)	2,556,425	75,248	-	-	-	2,631,673
Liabilities (discontinued operations)	361,159	-	333,534	945,687	(655,294)	985,086
Liabilities	2,917,584	75,248	333,534	945,687	(655,294)	3,616,759

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 4: Segment information (continued)

Geographical information

Continuing operations
Consolidated - 30 June 2016	Australia	Europe	US	TOTAL
	$	$	$	$

Sales to external customers	14,362	-	70,468	84,830
Add: Interest income	17,696	-	134	17,830
Add: Other income	905,747	-	143,734	1,049,481
Less: Cost of providing services	(6,325)	-	(80,777)	(87,102)
Less: Expenses *				(21,875,064)
Loss before income tax				(20,810,025)
Income tax benefit				6,889
Loss after income tax				(20,803,136)

Assets	1,805,836	-	1,903,805	3,709,641
Liabilities	475,479	-	752,221	1,227,700

* Overhead expenses are not associated with any one particular geographic region.

Continuing operations
Consolidated - 30 June 2015 (restated)	Australia	Europe	US	TOTAL
	$	$	$	$

Sales to external customers	723,690	-	869,244	1,592,934
Add: Interest income	185,739	-	1,346	187,085
Add: Other income	947,845	-	-	947,845
Less: Cost of providing services	(364,608)	-	(945,145)	(1,309,753)
Less: Expenses *				(20,580,769)
Loss before income tax				(19,162,658)
Income tax benefit				166,723
Loss after income tax				(18,995,935)

Assets (continuing operations)	7,168,232	6,693	6,198,663	13,373,588
Assets (discontinued operations)	356,801	-	376,055	732,856
Assets	7,525,033	6,693	6,574,718	14,106,444

Liabilities (continuing operations)	505,856	3,487	1,966,865	2,476,208
Liabilities (discontinued operations)	290,626	-	259,034	549,660
Liabilities	796,482	3,487	2,225,899	3,025,868

* Overhead expenses are not associated with any one particular geographic region.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 4: Segment information (continued)

Continuing operations
30 June 2014 (restated) *	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$

Sales to external customers	795,622	4,570	3,931	78,270	882,393
Add: Interest received	102,071	-	-	209	102,280
Add: Other income	1,365,101	-	-	-	1,365,101
Add: Fair value gain on deferred contingent consideration	-	-	-	383,933	383,933
Less: Cost of providing services	(268,104)	(20,224)	(4,922)	(915,941)	(1,209,191)
Less: Expenses *	-	-	-	-	(14,449,990)
Loss after income tax expense					(12,925,474)
Income tax (expense)					(29,048)
Loss after income tax					(12,954,522)

Assets (continuing operations)	9,746,306	11,864	-	683,606	10,441,776
Assets (discontinued operations)	363,041	2,791	-	4,425,848	4,791,680
Assets	10,109,347	14,655	-	5,109,455	15,233,457

Liabilities (continuing operations)	778,561	76,669	-	1,776,442	2,631,673
Liabilities (discontinued operations)	410,407	128,437	-	446,243	985,086
Liabilities	1,188,968	205,106	-	2,222,685	3,616,759

* Overhead expenses are not associated with any one particular geographic region.

Major customers

MOKO has a number of customers to whom it provides services. The Consolidated Entity supplies a single external customer in the Mobile Social Segment who accounts for 17% of external revenue (2015: 44%, 2014: 80%). Major Mobile Advertising customers account for 64% (2015: 39%, 2014: no major client above 10%) of external revenue, with details as below.

	Consolidated
Major customer – Mobile Advertising	2016	2015	2014
	%	%	%

Mobile Advertising customer 1	16%	-	-
Mobile Advertising customer 2	16%	1%	-
Mobile Advertising customer 3	13%	-	-
Mobile Advertising customer 4	13%	14%	-
Mobile Advertising customer 5	6%	24%	-
	64%	39%	-

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 5: Revenue and other income

	Consolidated
	2016	2015 (restated)	2014 (restated)
	$	$	$
Revenue	84,830	1,592,934	882,393

Interest received	17,830	187,085	102,280

Other income
Research & development tax refund	905,747	947,845	1,082,953
Rental income	143,734	-	-
Grants received	-	-	172,655
Income from Sales of Business	-	-	109,493
	1,049,481	947,845	1,365,101
Fair value gain on deferred contingent consideration	-		383,933

The $905,747 research and development tax refund was received on 30 October 2015 (2015: $947,845 received on 18 April 2015) for a claim in accordance with the Commonwealth Government's Research and Development Tax Incentive Regime which has been in operation since 1 July 2011, the 45% refundable tax offset is available to companies that have grouped aggregated turnover of less than $20million.  There is no cap on Research & development expenditure.

Note 6: Expenses

Loss before income tax includes the following specific expenses:

	Consolidated
	2016	2015 (restated)	2014 (restated)
	$	$	$
Employee benefits expenses
Salaries and wages (including contractors, annual leave)	5,459,847	6,526,214	2,639,734
Superannuation, Healthcare & Workers Compensation	739,897	806,810	281,251
Total employee benefits expenses	6,199,744	7,333,024	2,920,985

Share based payments	1,263,528	1,875,674	5,007,089

Depreciation
Computer equipment	78,769	25,557	41,576
Furniture and fittings	9,094	6,602	899
Leasehold Improvement	7,239	3,476	-
Total depreciation	95,102	35,635	42,475

Amortisation
Computer software	88,523	36,894	3,065
Capitalised product development	-	19,649	-
Intellectual Property	260,251	922,345	809,314
Customer database	-	-	-
Total amortisation	348,774	978,888	812,379

Total depreciation and amortisation	443,876	1,014,523	854,854

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 6: Expenses (continued)

	Consolidated
	2016	2015 (restated)	2014 (restated)
	$	$	$
Impairment expenses
Available-for-sale financial assets	737,811	-	-
Intellectual Property	1,935,919	-	-
Goodwill	1,579,904	-	-
Total impairment	4,253,634	-	-

Rental expense relating to operating leases - Minimum lease payments	487,941	410,228	193,009

Note 7: Income tax benefit

	Consolidated
	2016	2015 (restated)	2014 (restated)
	$	$	$
Income tax benefit
Current tax benefit	-	-	469,277
Deferred tax	-	-	(440,229)
Adjustment recognised for prior periods	6,889	166,723	-
Aggregate income tax benefit	6,889	166,724	29,048

Prima facie tax on loss before income tax is reconciled to income tax (benefit) / expense as follows:
Loss before income tax	(20,810,025)	(19,162,658)	(12,925,473)

Prima facie tax on loss before income tax at 30%	(6,243,008)	(5,748,797)	(3,877,642)
Adjustment for jurisdictional differences in tax rates	(364,624)	(461,943)	2,989
Add tax effect of:
Non-allowable items	1,883,761	405,325	1,208,480
Non-assessable items	(528,386)	(992,157)	(142,638)
Tax losses and timing differences not brought to account	5,252,257	6,797,572	2,837,859
Adjustment recognised for prior periods	6,889	166,723	-
Current tax benefit	6,889	166,723	29,048

Recognised deferred tax assets:
Share based payments – non qualified plan	-	-	427,719

Deferred tax not recognised:

Tax losses carried forward	51,622,399	38,045,842	18,027,944
Other temporary differences not recognised	2,512,971	3,368,509	3,854,686
Unused tax losses for which no deferred tax has been recognised	54,135,370	41,414,351	21,882,630
Potential tax benefit at notional rate of tax *	17,256,228	13,088,767	6,564,789

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 7: Income tax benefit (continued)

No amounts have been recognised for deferred tax on unutilised tax losses as it is not yet probable that future taxable amounts will be available against which the Company will utilise these assets in future years.

* Potential tax benefit at notional rate of tax is 30% for AU entities and 34% for US entities.

Note 8: Discontinued operations

On 31 October 2015, the operations of Tagroom Pty Ltd and MOKO Performance Network (formerly OfferMobi) were discontinued. These entities were operated as part of the mobile advertising segment.

On 30 March 2016, MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to $1,092,084.

On 29 April 2016, MOKO Door Foundation was discontinued operation and filed for dissolution in the State of Delaware in the US. The dissolution was duly authorised on 6 June 2016.

(a)	Financial performance

	2016	2015 (restated)	2014 (restated)
	$	$	$
Revenue	1,099,346	4,694,199	7,345,758
Interest received	2,825	2,685	2,570
Cost of providing goods and services	(822,479)	(3,268,279)	(5,816,817)
Expenses	(836,448)	(2,737,081)	(1,804,065)
Depreciation and amortisation	(2,192)	(3,134)	(369,384)
Impairment expenses	(179,727)	-	-
Loss before tax from discontinued operations	(738,675)	(1,311,610)	(641,938)

Income tax benefit	-	13,538	-

Loss after income tax	(738,675)	(1,298,072)	(641,938)

Loss after income tax benefit from discontinued operations	(738,675)	(1,298,072)	(641,938)

Owners of the Company	(654,163)	(1,017,353)	(517,840)
Non-controlling interests	(84,512)	(280,719)	(124,098)
	(738,675)	(1,298,072)	(641,938)

(b)	Cash flow information

	2016	2015 (restated)	2014 (restated)
	$	$	$
Operating activities	(248,046)	(1,515,583)	(340,572)
Investing activities	(26,253)	13,859	36,958
Financing activities*	144,553	1,180,805	(275,374)
Net cash (outflow) / inflow	(129,746)	(320,919)	(578,988)

* Financing activities are fund transfers from parent company, MOKO Social Media Limited.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 9: Cash and cash equivalents

	Consolidated
	2016	2015
	$	$
Cash on hand	586	558
Cash at bank	2,546,186	7,219,350
	2,546,772	7,219,908

Note 10: Trade and other receivables

	Consolidated
	2016	2015
	$	$
Trade receivables	311,522	401,420
Less: Provision for impairment of receivables	(282,815)	(140,127)
	28,707	261,293

Other debtors	9,953	240,179

Total	38,660	501,472

Impairment of receivables

The Consolidated Entity has recognised a loss of $142,688 (2015: $313,428) in the statement of profit or loss and other comprehensive income in respect of impairment of receivables for the year ended 30 June 2016.

The ageing of the impaired receivables provided for above are as follows:

	Consolidated
	2016	2015
	$	$
1-30 days	-	-
31-60 days	-	-
61-90 days	-	-
90+ days	282,815	140,127
	282,815	140,127

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2016	2015
	$	$
Opening Balance	140,127	55,804
Additional provisions recognised	142,688	313,428
Receivables written off during the year as uncollectable	-	(229,105)
Closing Balance	282,815	140,127

Past due but not impaired

Customers with balances past due but without provision for impairment of receivables amount to $14,735 as at 30 June 2016 ($61,280 as at 30 June 2015).

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 10: Trade and other receivables (continued)

The Consolidated Entity did not consider a credit risk on the aggregate balances after reviewing credit terms of customers based on recent collection practices.

The ageing of the past due but not impaired receivables are as follows:

31-60 days	776	17,556
61-90 days	2,490	440
90+ days	11,469	43,284
	14,735	61,280

Note 11: Other current assets

	Consolidated
	2016	2015
	$	$
Deposit	112,345	163,278
Prepayments	214,298	853,926
	326,643	1,017,204

Note 12: Property, plant and equipment

Consolidated	Computer equipment	Furniture and fittings	Leasehold Improvements	Total
	$	$	$	$
2015
Cost	772,604	80,064	33,902	886,570
Accumulated depreciation	(590,881)	(35,542)	(4,186)	(630,609)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

Reconciliation
Balance at 1 July 2014	75,063	12,663	-	87,726
Additions	137,622	39,287	33,902	210,811
Depreciation expense	(25,557)	(6,602)	(3,476)	(35,635)
Depreciation expense (discontinued operations)	(3,134)	-	-	(3,134)
Effects of movements in exchange rates	(2,271)	(826)	(710)	(3,807)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

2016
Cost	746,300	67,536	34,982	848,818
Accumulated depreciation	(661,008)	(39,521)	(11,558)	(712,087)
Balance at 30 June 2016	85,292	28,015	23,424	136,731

Reconciliation
Balance at 1 July 2015	181,723	44,522	29,716	255,961
Additions	3,682	4,420	1,080	9,182
Disposal	(18,706)	(11,981)	-	(30,687)
Disposal (discontinued operations)	(2,543)	(597)	-	(3,140)
Depreciation expense	(78,769)	(9,094)	(7,239)	(95,102)
Depreciation expense (discontinued operations)	(2,107)	(85)	-	(2,192)
Effects of movements in exchange rates	2,012	830	(133)	2,709
Balance at 30 June 2016	85,292	28,015	23,424	136,731

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 13: Intangibles

Consolidated	Computer software	Intellectual Property	Goodwill	TOTAL
	$	$	$	$
2015
Cost	220,646	4,837,947	2,387,346	7,445,939
Accumulated amortisation	(121,862)	(2,795,527)	(714,462)	(3,631,851)
Balance at 30 June 2015	98,784	2,042,420	1,672,884	3,814,088

Reconciliation
Balance at 1 July 2014	3,283	2,472,621	1,117,880	3,593,784
Acquisitions through business combinations	-	-	339,570	339,570
Additions	132,395	-	-	132,395
Amortisation expense	(36,894)	(922,345)	-	(959,239)
Effects of movements in exchange rates	-	492,144	215,434	707,578
Balance at 30 June 2015	98,784	2,042,420	1,672,884	3,814,088

2016
Cost	312,746	5,273,257	1,759,631	7,345,634
Accumulated amortisation	(211,911)	(3,337,338)	-	(3,549,249)
Impairment	-	(1,935,919)	(1,759,631)	(3,695,550)
Balance at 30 June 2016	100,835	-	-	100,835

Reconciliation
Balance at 1 July 2015	98,784	2,042,420	1,672,884	3,814,088
Additions	92,100	-	-	92,100
Amortisation expense	(88,523)	(260,251)	-	(348,774)
Impairment expenses	-	(1,935,919)	(1,579,904)	(3,515,823)
Impairment expenses (discontinued operations)	-	-	(179,727)	(179,727)
Effects of movements in exchange rates	(1,526)	153,750	86,747	238,971
Balance at 30 June 2016	100,835	-	-	100,835

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 13: Intangibles (continued)

Impairment testing

Intellectual property and Goodwill acquired through business combinations has been allocated to the cash-generating units:

Intellectual property	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$
2015
Cost	4,788,477	49,470	4,837,947
Accumulated Amortisation	(2,746,057)	(49,470)	(2,795,527)
Balance at 1 July 2015	2,042,420	-	2,042,420
Amortisation expense	(260,251)	-	(260,251)
Impairment	(1,935,919)	-	(1,935,919)
Effects of movements on foreign exchange rates	153,750	-	153,750
Balance at 30 June 2016	-	-	-

Goodwill	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$

Balance at 1 July 2015	1,493,157	179,727	1,672,884
Impairment	(1,579,904)	(179,727)	(1,759,631)
Effects of movements on foreign exchange rates	86,747	-	86,747
Balance at 30 June 2016	-	-	-

(1)	Mobile Advertising Cash Generating Unit

Ongoing revenues from Mobile Advertising are expected to be earned from the monetization of MOKO's student products, including REC*IT and REC*IT Fitness. As these products are not yet commercialized and cash inflows have not occurred as forecast, there is uncertainty over this expectation. As a result, the carrying value of the goodwill and intellectual property of this cash generating unit was deemed unrecoverable and fully impaired.

(2)	Mobile Commerce Cash Generating Unit (discontinued operations)

MOKO sold Deals I Love (Australia) Pty Ltd on 30 March 2016. As a result, the carrying value of the goodwill of this cash generating unit was written down to nil.

Note 14: Available-for-sale financial assets

On 24 April 2015, MOKO signed a Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO invested One Million U.S. Dollars (US$1,000,000 or A$1,297,811) to acquire a 10% equity stake in BigTeams.

BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising.

MOKO launched a tailored version of its REC*IT app in November 2015, specifically targeted at the students and parents of more than 4,000 US high schools that are currently serviced by BigTeams, using data generated by BigTeams. This investment has significantly expanded its offering for US students and provided access to the high school market.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 14: Available-for-sale financial assets (continued)

Under the terms of purchase agreement, MOKO paid US$200,000 (A$256,813) in the year ended 30 June 2015, and further US$800,000 (A$1,042,142) in the current year.

	2016	2015
	$	$
Unlisted ordinary shares	1,297,811	1,297,811

The unlisted ordinary shares are held in Big Teams LLC. Fair value information relating to this investment has not been disclosed because the shares are not quoted in an active market and fair value cannot be measured reliably. Management currently has no plans to dispose of the shares.

Based on financial positions and budgets from Big Teams LLC there is indication that the carrying amount may not be recoverable. An impairment loss has been recognised for the amount of $737,811 during the year for which the carrying amount exceeds its recoverable amount of $560,000.

Available-for-sale financial assets	Big Teams LLC
$

Balance at 1 July 2015	1,297,811
Impairment	(737,811)
Balance at 30 June 2016	560,000

Note 15: Trade and other payables

	Consolidated
	2016	2015
	$	$
Trade payables *	638,393	1,835,324
Other payables and accruals	409,279	733,938
	1,047,672	2,569,262

* Included within trade payables at 30 June 205 was $800k USD for the remaining purchase amount for Big Teams LLC. Refer to Note 14.

Note 16: Employee benefits

	Consolidated
	2016	2015
	$	$
Current
Employee benefits	168,210	411,076

Non-Current
Employee benefits	11,818	45,530

A provision has been recognised for employee benefits relating to annual leave and long service leave. The measurement and recognition criteria relating to employee benefits have been included in Note 1 of this report.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 16: Employee benefits (continued)

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

The following amounts reflect leave that is not expected to be taken within the next 12 months:

	Consolidated
	2016	2015
	$	$
Employee benefits obligation expected to be settled after 12 months	-	20,835

Note 17: Issued capital

	Consolidated
	2016	2015
	$	$
Fully paid ordinary shares 1,659,796,126 (30 June 2015: 755,486,679 shares)	69,142,533	58,214,171
Fully paid performance shares 20,000,000 (30 June 2015: 20,000,000)	200	200
	69,142,733	58,214,371

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(a) Ordinary shares

The followings movements in ordinary share capital occurred during the year:

Date	Details	Numbers of shares	Issue Price $	Amount $
1 July 2015	Opening Balance	755,486,679	Various	58,214,171
5 November 2015	NASDAQ placement	60,000,000	0.06	3,600,000
12 November 2015	Capital raising fees	2,000,000	0.06	120,000
27 November 2015	Issue under US Omnibus Plan	400,000	0.04	14,997
12 April 2016	Entitlement Issue	817,886,679	0.01	8,178,867
28 April 2016	Underwriting fees	16,500,000	0.01	165,000
28 April 2016	Broker commission	3,398,384	0.01	33,984
28 April 2016	Short term loan fees & interest	4,124,384	0.01	41,244
	Capital raising costs	-		(1,225,730)
	Closing Balance	1,659,796,126		69,142,533

(b) Performance shares

Issue Date	Details	Number of Shares	Issue Price	Amount $	Variation Price

28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 17: Issued capital (continued)

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

No Performance Shares were issued during the year. In the year ended 2014, Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share. All above performance shares will expire on 28 November 2016.

(c) Options

Options granted

During the year, the Company granted the following options over unissued ordinary shares:

Table A – Options granted over unissued ordinary shares

Class	Grant Date	Expiry Date	Exercise Price	Number of Options
Unlisted Options – Director	1-Oct-15	27-Nov-18	0.15	2,000,000
Unlisted Options – Director	28-Apr-16	28-Apr-18	0.02	1,000,000
Unlisted Options – Director	28-Apr-16	28-Apr-18	0.03	1,000,000
Entitlement Issue	12-Apr-16	12-Apr-17	0.02	408,943,371
Underwriting fees	28-Apr-16	12-Apr-17	0.02	8,250,000
Broker commission	28-Apr-16	12-Apr-17	0.02	1,699,192
Short term loan fees & interest	28-Apr-16	12-Apr-17	0.02	2,062,192
Corporate advisory fees	28-Apr-16	12-Apr-17	0.02	10,000,000
Entitlement Issue	12-Apr-16	12-Apr-19	0.04	408,943,371
Underwriting fees	28-Apr-16	12-Apr-19	0.04	8,250,000
Broker commission	28-Apr-16	12-Apr-19	0.04	1,699,192
Short term loan fees & interest	28-Apr-16	12-Apr-19	0.04	2,062,192
Corporate advisory fees	28-Apr-16	12-Apr-19	0.04	10,000,000
Total				865,909,510

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 17: Issued capital (continued)

Table B - Options granted American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted Options - Employee	19-Sep-15	31-Jul-17	$4.00	20,000	800,000
Unlisted Options - Employee	22-Sep-15	22-Sep-17	$3.00	25,000	1,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-19	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-20	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Oct-15	27-Nov-18	$3.55	50,000	2,000,000
Unlisted Options - Director	15-Jan-16	31-Dec-18	$1.14	100,000	4,000,000
Total				645,000	25,800,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Table C – Unissued ordinary shares under option

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Director Options	30-Jul-16	$0.04	5,000,000
Unlisted Options	30-Jul-16	$0.04	5,000,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Unlisted Employee Options	31-Jul-16	$0.17	4,250,000
Unlisted Director Options	26-Nov-17	$0.19	7,500,000
Unlisted Director Options	26-Nov-16	$0.19	3,000,000
Unlisted Employee Options	31-Jan-17	$0.20	1,000,000
Unlisted Employee Options	20-Dec-16	$0.20	1,000,000
Unlisted Employee Options	31-Dec-16	$0.17	700,000
Unlisted Employee Options	31-Dec-16	$0.08	750,000
Unlisted Options – Director	27-Nov-18	$0.15	2,000,000
Unlisted Options – Director	28-Apr-18	$0.02	1,000,000
Unlisted Options – Director	28-Apr-18	$0.03	1,000,000
Entitlement Issue	12-Apr-17	$0.02	408,943,371
Underwriting fees	12-Apr-17	$0.02	8,250,000
Broker commission	12-Apr-17	$0.02	1,699,192
Short term loan fees & interest	12-Apr-17	$0.02	2,062,192
Corporate advisory fees	12-Apr-17	$0.02	10,000,000
Entitlement Issue	12-Apr-19	$0.04	408,943,371
Underwriting fees	12-Apr-19	$0.04	8,250,000
Broker commission	12-Apr-19	$0.04	1,699,192
Short term loan fees & interest	12-Apr-19	$0.04	2,062,192
Corporate advisory fees	12-Apr-19	$0.04	10,000,000
Unlisted Options over American Depositary Shares (Unlisted ADS Options)	Refer to table D		27,100,000
Total			921,709,510

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 17: Issued capital (continued)

Table D – Unissued Options over American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Unlisted ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	300,000
Unlisted Options - Employee	19-Sep-15	31-Jul-17	$4.00	20,000	800,000
Unlisted Options - Employee	22-Sep-15	22-Sep-17	$3.00	25,000	1,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-19	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-20	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Oct-15	27-Nov-18	$3.55	50,000	2,000,000
Unlisted Options - Director	15-Jan-16	31-Dec-18	$1.14	100,000	4,000,000
Total				677,500	27,100,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Lapse of options

During or since the end of the financial year, the following options lapsed:

Table E – lapsed options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Options – Other	24-Oct-15	0.155	3,450,000
Unlisted Options – Director	28-Nov-15	0.4	16,000,000
Unlisted Options – Director	28-Nov-15	0.1	6,400,000
Unlisted Options – Other	31-Dec-15	U$0.15	1,000,000
Unlisted Options – Director	31-Jan-16	0.2	2,000,000
Unlisted Options – Other	30-Jun-16	US$0.17	250,000
Unlisted Options – Employee	30-Jun-16	US$0.05	1,000,000
Unlisted Options – Employee	30-Jun-16	US$0.075	1,000,000
Total			31,100,000

Class	Expiry Date	Exercise Price	Number of ADS*
Unlisted Options - Employee	31-Dec-15	$4.07	25,000
Unlisted Options - Employee	31-Dec-15	$5.55	7,500
Unlisted Options - Employee	30-Jun-16	$7.50	53,000
Unlisted Options - Employee	30-Jun-16	$6.66	2,500
Unlisted Options - Other	30-Jun-16	$4.00	25,000
Total			113,000

* One ADS = 40 Ordinary shares

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 17: Issued capital (continued)

Cancellation of options

During or since the end of the financial year, the following options were cancelled:

Table F – cancelled options

Class	Expiry Date	Exercise Price	Number of ADS*
Unlisted Options - Employee	3-Nov-17	$4.58	7,500
Unlisted Options - Employee	3-Nov-18	$4.58	7,500
Total			15,000

* One ADS = 40 Ordinary shares

Shares issued on the exercise of options

During or since the end of the financial year, Nil option has been exercised.

(d) Capital Management

When managing capital, the Board’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Board also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The Board are constantly adjusting the capital structure to take advantage of favorable costs of capital or high return on assets. As the market is constantly changing, management may issue new shares, sell assets to reduce debt or consider payment of dividends to shareholders.

The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position although there is no formal policy regarding gearing levels. The Consolidated Entity had nil borrowings at 30 June 2016 (2015: nil).

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

Share-based payments reserve

This reserve was used to recognise the value of share based payments.

	Consolidated
	2016	2015
	$	$

Foreign currency translation reserve
Balance at beginning of the year	1,967,505	570,172
Currency translation differences	590,423	1,397,333
Balance at the end of the year	2,557,928	1,967,505

Share-based payments reserve
Balance at beginning of the year	10,246,475	8,420,632
Share-based payments	1,249,075	1,825,843
Balance at the end of the year	11,495,550	10,246,475
TOTAL RESERVES	14,053,478	12,213,980

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 19: Accumulated losses

	Consolidated
	2016	2015
	$	$
Accumulated losses brought forward	(58,942,958)	(38,929,670)
Movement in accumulated losses from changes in non-controlling interest	(269,248)	-
Loss after income tax expenses for the year	(21,457,299)	(20,013,288)
	(80,669,505)	(58,942,958)

Note 20: Share based payments

Below are summaries of the movements of options during the year to key management personnel and employees:

2016 Class	Grant Date	Expiry Date	Exercise Price *	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year **
Director Options	14-Dec-12	30-Jul-16	$0.042	10,000,000	-	-	-	10,000,000
Employee Options	21-Feb-13	31-Jul-16	$0.06	500,000	-	-	-	500,000
Employee Options	13-Sep-13	31-Jul-16	$0.17	3,650,000	-	-	-	3,650,000
Director Options	28-Nov-13	28-Nov-15	$0.40	16,000,000	-	-	(16,000,000)	-
Director Options	28-Nov-13	28-Nov-15	$0.10	6,000,000	-	-	(6,000,000)	-
Employee Options	19-Mar-14	31-Jul-16	$0.17	600,000	-	-	-	600,000
Director Options	5-May-14	28-Nov-15	$0.10	400,000	-	-	(400,000)	-
Director Options	5-May-14	31-Jan-16	$0.20	2,000,000	-	-	(2,000,000)	-
Director Options	26-Nov-14	26-Nov-17	$0.19	7,500,000	-	-	-	7,500,000
Director Options	26-Nov-14	26-Nov-16	$0.19	3,000,000	-	-	-	3,000,000
Employee Options	26-Nov-14	31-Jan-17	$0.20	1,000,000	-	-	-	1,000,000
Employee Options	19-Dec-14	20-Dec-16	$0.20	1,000,000	-	-	-	1,000,000
Employee Options	13-Apr-15	31-Dec-16	$0.17	700,000	-	-	-	700,000
Employee Options	1-May-15	31-Dec-16	$0.08	750,000	-	-	-	750,000
Employee Options	26-Jun-15	30-Jun-16	US$0.05	1,000,000	-	-	(1,000,000)	-
Employee Options	26-Jun-15	30-Jun-16	US$0.075	1,000,000	-	-	(1,000,000)	-
Employee Options	22-Dec-14	31-Dec-15	US$0.15	1,000,000	-	-	(1,000,000)	-
Employee Options	22-Dec-14	30-Jun-16	US$0.17	250,000	-	-	(250,000)	-
Director Options	1-Oct-15	27-Nov-18	$0.15	-	2,000,000	-	-	2,000,000
Director Options	28-Apr-16	28-Apr-18	$0.02	-	1,000,000	-	-	1,000,000
Director Options	28-Apr-16	28-Apr-18	$0.03	-	1,000,000	-	-	1,000,000
				56,350,000	4,000,000	-	(27,650,000)	32,700,000
Weighted average exercise price				$0.21	$0.09	-	$0.32	$0.13

* Exercise price is in AUD otherwise it is in USD if it is indicated as US$.

** All above options are exercisable at the end of the financial year 2016 apart from follows

1) 7,500,000 director options issued on 26 November 2014, with exercise price $0.19 and expiry date on 26 November 2017; and

2) 1,000,000 options issued on 28 April 2016, with exercise price $0.03 and expiry date on 28 April 2018.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 20: Share based payments (continued)

2015 Class	Grant Date	Expiry Date	Exercise Price *	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year **
Director Options	14-Dec-12	30-Jul-16	$0.042	10,000,000	-	-	-	10,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	500,000	-	(500,000)	-	-
Employee Options	21-Feb-13	30-Jul-16	$0.06	750,000	-	(250,000)	-	500,000
Employee Options	13-Sep-13	31-Jul-16	$0.17	3,650,000	-	-	-	3,650,000
Director Options	28-Nov-13	28-Nov-15	$0.40	16,000,000	-	-	-	16,000,000
Director Options	28-Nov-13	28-Nov-15	$0.10	6,000,000	-	-	-	6,000,000
Employee Options	19-Mar-14	31-Jul-16	$0.17	600,000	-	-	-	600,000
Director Options	5-May-14	28-Nov-15	$0.10	400,000	-	-	-	400,000
Director Options	5-May-14	31-Jan-16	$0.20	2,000,000	-	-	-	2,000,000
Employee Options	3-Nov-14	31-Dec-14	US$0.05	-	1,000,000	(1,000,000)	-	-
Employee Options	3-Nov-14	31-Dec-14	US$0.10	-	1,000,000	(1,000,000)		-
Employee Options	3-Nov-14	31-Dec-14	US$0.15	-	1,000,000	-	(1,000,000)	-
Employee Options	3-Nov-14	30-Jun-16	US$0.1875	-	1,000,000	-	(1,000,000)	-
Employee Options	3-Nov-14	31-Dec-14	US$0.17	-	250,000	-	(250,000)	-
Director Options	26-Nov-14	26-Nov-17	$0.19	-	7,500,000	-	-	7,500,000
Director Options	26-Nov-14	26-Nov-16	$0.19	-	5,000,000	-	(2,000,000)	3,000,000
Employee Options	26-Nov-14	31-Jan-17	$0.196	-	1,000,000	-	-	1,000,000
Employee Options	19-Dec-14	20-Dec-16	$0.2	-	1,000,000	-	-	1,000,000
Employee Options	13-Apr-15	31-Dec-16	$0.17	-	700,000	-	-	700,000
Employee Options	1-May-15	31-Dec-16	$0.075	-	750,000	-	-	750,000
Employee Options	26-Jun-15	30-Jun-16	US$0.05	-	1,000,000	-	-	1,000,000
Employee Options	26-Jun-15	30-Jun-16	US$0.075	-	1,000,000	-	-	1,000,000
Employee Options	22-Dec-14	31-Dec-15	US$0.15	-	1,000,000	-	-	1,000,000
Employee Options	22-Dec-14	30-Jun-15	US$0.1875	-	1,000,000	-	(1,000,000)	-
Employee Options	22-Dec-14	30-Jun-16	US$0.17	-	250,000	-		250,000
				39,900,000	24,450,000	(2,750,000)	(5,250,000)	56,350,000
Weighted average exercise price				$0.22	$0.18	$0.09	$0.21	$0.21

* Exercise price is in AUD otherwise it is in USD if it is indicated as US$.

** All above options are exercisable at the end of the financial year 2015 apart from 7,500,000 director options issued on 26 November 2014, with exercise price $0.19 and expiry date on 26 November 2017.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 20: Share based payments (continued)

The weighted average exercise price of options that are outstanding at the end of the financial year was $0.13 (2015: $0.21).

The weighted average remaining contractual life of options outstanding at the end of the financial year 2016 was 8.59 months (2015: 12.11 months).

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

2016 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
ADS Options	30-Jun-14	31-Dec-15	$4.07	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	-	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	41,750	-	-	(41,750)	-
ADS Options	30-Jun-14	30-Jun-16	$6.66	2,500	-	-	(2,500)	-
ADS Options	30-Jun-14	30-Jun-16	$7.50	11,250	-	-	(11,250)	-
ADS Options	30-Jun-14	31-Dec-15	$5.55	7,500	-	-	(7,500)	-
ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	-	-	-	7,500
ADS Options	23-Dec-14	3-Nov-17	$4.58	7,500	-	-	(7,500)	-
ADS Options	23-Dec-14	3-Nov-18	$4.58	7,500	-	-	(7,500)	-
ADS Options	27-Aug-15	31-Jul-17	$4.00	-	20,000	-	-	20,000
ADS Options	18-Sep-15	22-Sep-17	$3.00	-	25,000	-	-	25,000
ADS Options	1-Sep-15	27-Nov-19	$5.35	-	150,000	-	-	150,000
ADS Options	1-Sep-15	27-Nov-20	$5.35	-	150,000	-	-	150,000
ADS Options	1-Sep-15	27-Nov-18	$3.55	-	75,000	-	-	75,000
ADS Options	1-Sep-15	27-Nov-18	$3.55	-	75,000	-	-	75,000
ADS Options	1-Oct-15	27-Nov-18	$3.55	-	50,000	-	-	50,000
ADS Options	22-Dec-15	31-Dec-18	$1.14	-	100,000	-	-	100,000
				135,500	645,000	-	(103,000)	677,500
Weighted average exercise price (US$)				$6.04	$4.01	-	$6.08	$4.10

All above ADS options are exercisable at the end of the financial year 2016 apart from the following.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 20: Share based payments (continued)

1) 150,000 ADS options granted on 1 September 2016, with exercise price US$5.35 and expiry date on 27 November 2019; and

2) 150,000 ADS options granted on 1 September 2016, with exercise price US$5.35 and expiry date on 27 November 2020.

2015 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year *
ADS Options	30-Jun-14	30-Jun-16	$2.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$3.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$2.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$4.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-15	$6.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$7.50	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$3.70	5,000	-	-	(5,000)	-
ADS Options	30-Jun-14	31-Dec-14	$1.85	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-15	$4.07	25,000	-	-	-	25,000
ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	-	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	41,750	-	-	-	41,750
ADS Options	30-Jun-14	31-Dec-14	$6.29	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$6.66	2,500	-	-	-	2,500
ADS Options	30-Jun-14	30-Jun-16	$7.50	11,250	-	-	-	11,250
ADS Options	30-Jun-14	30-Jun-16	$6.80	6,250	-	-	(6,250)	-
ADS Options	30-Jun-14	31-Dec-14	$5.55	7,500	-	-	(7,500)	-
ADS Options	30-Jun-14	31-Dec-14	$5.55	7,500	-	-	(7,500)	-
ADS Options	30-Jun-14	31-Dec-15	$5.55	7,500	-	-	-	7,500
ADS Options	23-Dec-14	1-Nov-17	$5.05	-	6,666	-	(6,666)	-
ADS Options	23-Dec-14	1-Nov-18	$5.05	-	6,667	-	(6,667)	-
ADS Options	23-Dec-14	1-Nov-19	$5.05	-	6,667	-	(6,667)	-
ADS Options	23-Dec-14	3-Dec-16	$4.58	-	7,500	-	-	7,500
ADS Options	23-Dec-14	3-Nov-17	$4.58	-	7,500	-	-	7,500
ADS Options	23-Dec-14	03-Nov-18	$4.58	-	7,500	-	-	7,500
				339,250	42,500	-	(246,250)	135,500
Weighted average exercise price (US$)				$4.94	$4.80	-	$4.31	$6.04

* All above ADS options are exercisable at the end of the financial year 2015 apart from 15,000 ADS options issued on 23 December 2014, with exercise price $4.58, expiry date on 3 November 2017 and 3 November 2018 respectively.

The weighted average exercise price of ADS options issued to key management personnel and employees that are outstanding at the end of the financial year was US$4.10 (2015: US$6.04).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 35.46 months (2015: 14.38).

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

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 20: Share based payments (continued)

The valuation model inputs used to determine the fair value are as follows:

Options over fully paid ordinary shares for the key management personnel and employees

Grant date	Expiry date	Maximum life	Exercise price $	Share price at grant date $	Expected volatility	Risk free interest rate	Tradeable discount
1-Oct-15	27-Nov-18	3	$0.15	$0.11	68.06%	1.84%	20%
28-Apr-16	28-Apr-18	2	$0.02	$0.01	50.83%	1.87%	20%
28-Apr-16 *	28-Apr-18	2	$0.03	$0.01	50.83%	1.87%	20%

*All options were granted for no consideration and vested immediately except for the options expiry date on 28 April 2018.

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

Grant date	Expiry date	Maximum life	Exercise price (US$)	Share price at grant date (US$)	Expected volatility	Risk free interest rate	Tradeable discount
27-Aug-15	31-Jul-17	2	$4.00	$3.45	40.16%	0.36%	20%
18-Sep-15	22-Sep-17	2	$3.00	$3.00	39.66%	0.35%	20%
1-Sep-15 **	27-Nov-19	4	$5.35	$3.41	39.98%	1.26%	20%
1-Sep-15 **	27-Nov-20	5	$5.35	$3.41	39.98%	1.49%	20%
1-Sep-15	27-Nov-18	3	$3.55	$3.41	39.98%	1.03%	20%
1-Sep-15	27-Nov-18	3	$3.55	$3.41	39.98%	1.03%	20%
1-Oct-15	27-Nov-18	3	$3.55	$3.10	39.42%	0.92%	20%
22-Dec-15	31-Dec-18	3	$1.14	$0.72	47.76%	1.31%	20%

** All options were granted for no consideration and vested immediately except for the options with exercise price expiry date on 27 November 2019 and 27 November 2020.

Those options granted to key management personnel have been identified in key management personnel disclosures (Note 22) and the Remuneration Report in the Directors' Report. Shareholder approval was obtained for the grants of options to directors on 27 November 2015.

Shares issued as compensation

Performance Shares

No Performance Shares were issued in 2016 (2015: Nil).

American Depositary Shares

In current fiscal year, the following American Depositary Shares were issued to eligible participants of the US Omnibus Plan equity incentive scheme approved by shareholders on 5 May 2014.

1)	10,000 ADSs (equivalent to 400,000 ordinary shares) for nil consideration were issued on 27 November 2015

In 2015, the following American Depositary Shares were issued to eligible participants.

2)	11,826 ADSs (equivalent to 473,040 ordinary shares) for nil consideration were issued on 13 April 2015
3)	6,000 ADSs (equivalent to 240,000 ordinary shares) for nil consideration were issued on 1 May 2015

For details of shares and options issued in lieu of services rendered, refer to issued capital disclosures (Note 17) and non-cash investing and financing activities disclosures (Note 21(b)).

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 21: Cash flow information

	Consolidated
	2016	2015	2014
	$	$	$
(a) Reconciliation of cash flow from operations with loss after income tax

Loss after income tax expense for the year	(21,541,811)	(20,294,007)	(13,596,459)

Adjustments for:

Depreciation and amortisation	446,068	1,017,657	1,224,238
Foreign exchange differences	610,504	(429,079)	32,284
Impairment expenses	4,433,361	-	5,144,969
Share based payments and related costs	1,263,528	1,929,265	(383,933)
Loss on disposal of non-current assets	12,656	-	(91,527)
Income from Sale of Business			(109,493)

Changes in operating assets and liabilities:
Decrease in receivables	462,812	523,579	39,026
Decrease / (Increase) in other assets	690,561	(815,687)	(294,159)
(Decrease) / Increase in trade and other payables	(410,225)	5,651	1,198,886
(Decrease) / Increase in employee benefits	(276,578)	144,338	(264,912)
(Decrease) in current tax	-	(740,880)	461,072
Decrease in deferred tax assets	-	427,719	(427,719)

Net cash used in operating activities	(14,309,124)	(18,231,444)	(7,067,727)

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

2016		ADS Price	Number of	Fair Value
Date	Details	(US$)	ADS	US$
27 November 2015	Share issued under US Omnibus Plan	$1.08	10,000	10,800

In 2015, the Company issued the following ADS.

2015		ADS Price	Number of	Fair Value
Date	Details	(US$)	ADS	US$
13 April 2015	Share issued under US Omnibus Plan	$4.88	7,000	34,160
13 April 2015	Share issued under US Omnibus Plan	$5.18	4,826	25,000
1 May 2015	Share issued under US Omnibus Plan	$5.35	6,000	32,100

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 21: Cash flow information (continued)

These transactions are not reflected in the statement of cash flows.

Note 22: Key management personnel disclosures

(a)	Directors

The following persons were Directors of MOKO Social Media Limited during the financial year:

Ian Rodwell	-	Chief Executive Officer and Managing Director (resigned 18 February 2016)
Shripal Shah	-	Chief Executive Officer and Managing Director (appointed 16 May 2016)
Greg McCann	-	Non-Executive Chairman
Mark Hauser	-	Non-Executive Director (resigned 24 May 2016)
Jeff White	-	Non-Executive Director (resigned 17 November 2015)
Leo Hindery Jr	-	Non-Executive Director (resigned 14 April 2016)
Diana Rhoten	-	Non-Executive Director (appointed 1 October 2015 and resigned 14 April 2016)
Emma Waldon	-	Non-Executive Director (appointed 1 October 2015)
Edward Bralower	-	Non-Executive Director (appointed 30 June 2016)

(b)	Key management personnel compensation

The aggregate compensation made to directors and other members of key management personnel of the Consolidated Entity is set out below:

	Consolidated
	2016	2015	2014
	$	$	$

Short-term employee benefits	1,175,479	740,628	551,700
Post-employment benefits	17,749	14,496	36,775
Share based payments - Performance shares	310,074	759,577	493,205
Share based payments - Options	342,233	505,470	2,723,037
	1,845,535	2,020,171	3,804,717

Note 23: Related party transactions

(a) Parent entity

MOKO Social Media Limited is the parent entity.

(b) Subsidiaries

Interests in subsidiaries are set out in Note 25.

(c) Key management personnel

Disclosures relating to key management personnel are set out in Note 22 and the remuneration report filed with the Consolidated Entity’s Annual Report in Australia.

(d) Transactions with related parties

The following transactions occurred with related parties:

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 23: Related party transactions (continued)

	Consolidated
	2016	2015	2014
	$	$	$
Amounts recognised as expense
Company secretarial and accounting (1)	-	56,670	97,793
Office rent (2)	1,664	20,047	13,368
Total	1,664	76,717	111,161

(1) Andrew Bursill, the former Company Secretary who resigned on 31 January 2015, is also an associate of Franks & Associates Pty Ltd which provided accounting and Company secretarial services to MOKO Social Media Limited. The contract between MOKO Social Media Limited and Franks & Associates was based on normal commercial terms.

(2) Greg McCann, Non-Executive Chairman, is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio was based on normal commercial terms and terminated on 1 August 2015.

(e) Loans to/from related parties

Loans are made to/by the Parent Entity, MOKO Social Media Limited, to its subsidiaries for capital purchases and working capital purposes. The loans outstanding between the Parent Entity and its subsidiaries have no fixed date of repayment and are non-interest bearing. Details of the Parent Entity’s interest in its subsidiaries are set out in Note 25.

	Company
	2016	2015	2014
	$	$	$
Non-Current
Loans to / (from) subsidiaries:
MOKO.mobi Inc (1)	-	12,197,944	(572,875)
Deals I Love (Australia) Pty Ltd (2)	-	994,584	535,280
Tagroom Pty Ltd (3)	-	280,686	-
			(120,014)
Total	-	13,473,214	(157,609)

(1)	The outstanding balance to MOKO.mobi Inc is $21,376,220 as at 30 June 2016. There is no plan for MOKO.mobi Inc to repay the loan in the future. The total amount is unrecoverable and impaired.
(2)	MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd on 30 March 2016. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to $1,092,084.
(3)	Tagroom Pty Ltd (“Tagroom”) was discontinued operation in October 2015. MOKO released Tagroom from any outstanding loan balances amounting to $711,390.

No dividends were received from the subsidiaries in the 2015 or 2016 financial years.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 24: Parent entity information

Set out below is the supplementary information about the parent entity.

	Parent
	2016	2015	2014
	$	$	$
Statement of profit or loss and other comprehensive income
Loss after income tax	(36,026,645)	(6,004,302)	(12,914,498)

Total comprehensive income	(36,026,645)	(6,004,302)	(12,914,498)

Statement of financial position
Total current assets	1,197,872	6,766,544	9,704,387

Total assets	1,805,836	26,864,720	13,051,229

Total current liabilities	463,660	1,639,624	1,627,957

Total liabilities	475,478	1,685,154	1,663,004

Equity
Issued capital	69,142,733	58,214,371	41,679,662
Reserves	11,495,549	10,246,474	8,420,633
Accumulated losses	(79,307,924)	(43,281,279)	(38,712,070)

Total equity	1,330,358	25,179,566	11,388,225

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2015 and 30 June 2016.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2015 and 30 June 2016.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Consolidated Entity, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 25: Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following wholly-owned subsidiaries in accordance with the accounting policy described in Note 1:

		Entity interest
	Country of incorporation	2016	2015
MOKO Mobi Inc	United States of America	100%	100%
MOKO Door Foundation *	United States of America	-	100%
All Night Media Limited *	England	-	100%
Paper Tree Limited	British Virgin Islands	100%	100%
Deals I Love (Australia) Pty Ltd **	Australia	-	51%
Tagroom Pty Ltd	Australia	94.2%	80%

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary with non-controlling interests in accordance with the accounting policy described in Note 1:

* Denotes entities deregistered during the year.

** MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd on 30 March 2016. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to $1,092,084.

Summarised financial information

Summarised financial information of the subsidiaries with non-controlling interests that are material to the Consolidated Entity are set out below:

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 25: Subsidiaries (continued)

Tagroom Pty Ltd
	2016 *	2015
	$	$
Summarised statement of financial position
Current assets	-	26,926
Non-current assets	-	7,160
Total assets	-	34,086

Current liabilities	-	640,914
Non-current liabilities	-	-
Total liabilities	-	640,914
Net liabilities	-	(606,828)

Summarised statement of profit or loss and other comprehensive income
Revenue	7,194	43,735
Expenses	(111,757)	(710,992)

Loss before income tax	(104,563)	(667,257)
Income tax expense	-	-

Loss after income tax	(104,563)	(667,257)
Other comprehensive income	-	-

Total comprehensive income	(104,563)	(667,257)

Statement of cash flows
Net cash used in operating activities	(77,974)	(317,323)
Net cash provided by / (used in) investing activities	5,471	(10,246)
Net cash provided by financing activities	49,833	325,354

Net (decrease) in cash and cash equivalents	(22,670)	(2,215)

Other financial information
Loss attributable to non-controlling interests	(6,065)	(133,451)
Movement in accumulated losses from changes in non-controlling interest	94,751	-
Accumulated non-controlling interests at the end of reporting period	(44,765)	(133,451)

* MOKO purchased additional 14.2% shareholders from previous Tagroom shareholders and employees on 30 October 2015. MOKO released Tagroom from any outstanding loan balances amounting to $711,390 after its operation was discontinued from 31 October 2015.

5.8% of Loss during the year (2015: 20%) attributable to Non-controlling interest, 94.2% of Loss during the year (2015: 80%) attributable to the Consolidated entity.

The “Profit and loss” and “Cash flow” for the year ended 2016 was from 1 July 2015 till 31 October 2015 before discontinued.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 25: Subsidiaries (continued)

Deals I Love (Australia) Pty Ltd
	2016 *	2015	2014
	$	$
Summarised statement of financial position
Current assets	-	140,551	136,447
Non-current assets	-	2,485	2,485
Total assets	-	143,036	138,932

Current liabilities	-	1,266,592	961,942
Non-current liabilities	-	-	-
Total liabilities	-	1,266,592	961,942
Net liabilities	-	(1,123,556)	(823,010)

Summarised statement of profit or loss and other comprehensive income
Revenue	708,314	1,990,291	4,274,571
Expenses	(868,411)	(2,290,837)	(4,527,831)

Loss before income tax	(160,097)	(300,546)	(253,260)
Income tax expense	-	-	-

Loss after income tax	(160,097)	(300,546)	(253,260)

Other comprehensive income	-	-	-

Total comprehensive income	(160,097)	(300,546)	(253,260)

Statement of cash flows
Net cash used in operating activities	(82,893)	(390,975)	(416,697)
Net cash used in investing activities	(31,724)	-	402,832
Net cash provided by financing activities	97,500	385,000

Net (decrease) in cash and cash equivalents	(17,117)	(5,975)	(13,865)

Other financial information
Loss attributable to non-controlling interests	(78,448)	(147,268)	(124,098)
Movement in accumulated losses from changes in non-controlling interest	349,814	-
Accumulated non-controlling interests at the end of reporting period	-	(271,366)	(124,098)

* MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd on 30 March 2016. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to $1,092,084.

The “Profit and loss” and “Cash flow” for the year ended 2016 was from 1 July 2015 till 30 March 2016 before sold.

49% of Loss during the period from 1 July 2015 till 30 March 2016 attributable to Non-controlling interest, 51% of Loss during the period attributable to the Consolidated entity.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 26: Earnings per share

	2016	2015 (restated)	2014
	$	$	$
(a) Earnings per share from continuing operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(20,803,136)	(18,995,935)	(12,954,521)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	976,674,881	609,883,178	472,906,543

	cents	cents	cents
Basic earnings per share	(2.13)	(3.11)	(2.74)

(b) Earnings per share from discontinued operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(654,163)	(1,017,353)	(517,840)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	976,674,881	609,883,178	472,906,543

	cents	cents
Basic earnings per share	(0.07)	(0.17)	(0.11)

(c) Total Earnings per share from loss
Loss after income tax attributable to owners of MOKO Social Media Limited	(21,457,299)	(20,013,288)	(13,472,361)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	976,674,881	609,883,178	472,906,543

	cents	cents	cents
Basic earnings per share	(2.20)	(3.28)	(2.85)

(b) Diluted earnings per share

Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share

Note 27: Contingencies

There were no contingent liabilities at 30 June 2016 (2015: $nil).

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 28: Commitments

Lease commitments - rental

	Consolidated
	2016	2015
	$	$
Within one year	218,203	414,406
One and five years	54,950	563,305
More than five years	-	-
	273,153	977,711

The Consolidated Entity leases its offices in United States of America and Australia. The US lease includes a three-year lease commitment for a New York office until November 2017 and a three-year lease commitment for an office in Alexandria, VA until September 2017.

During the year an amount of $487,941 (2015: $453,673) was recognised as an expense in profit or loss in respect of operating rental leases.

Note 29: Events occurring after the statement of financial position date

Sales agreement:

On 16 August 2016, MOKO entered into an asset sales agreement with Competitor Group, Inc. (“CGI”), under which CGI will acquire RunHaven, MOKO’s running website and social media assets for an undisclosed amount.

MOKO and CGI have also entered a marketing alliance in which they will facilitate introductions to each other’s partners to explore potential sponsorship and media opportunities.

Board changes:

On 7 October 2016, MOKO announced that Malcolm James would be appointed as a Non-Executive Chairman effective from 7 October 2016. Mr. James replaces Greg McCann who is retiring as Chairman also effective 7 October 2016. On 7 October 2016, MOKO announced that James Ross would be appointed as Non-Executive Director.

No other matter or circumstance has arisen since 30 June 2016 that has or may significantly affect:

(a) MOKO Social Media Limited operations in future financial years, or

(b) The results of those operations in future financial years, or

(c) MOKO Social Media Limited’s state of affairs in future financial years.

Note 30: Auditor’s remuneration

During the year the following fees were paid or payable for services provided by the auditor:

	Consolidated
	2016	2015
	$	$
Audit services
Audit and review of financial reports – BDO	175,680	335,715
F1 review of financial reports – BDO	30,434	23,614

	206,114	359,329

